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As filed with the Securities and Exchange Commission on November 9, 2007

Registration No. 333-145547

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CardioNet, Inc.
(Exact name of registrant as specified in its charter)

California (State or other jurisdiction of incorporation or organization)	8090 (Primary Standard Industrial Classification Code Number)	33-0604557 (I.R.S. Employer Identification Number)

1010 Second Avenue
San Diego, California 92101
(619) 243-7500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

James M. Sweeney
Chief Executive Officer and Chairman
CardioNet, Inc.
1010 Second Avenue
San Diego, California 92101
(619) 243-7500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Frederick T. Muto, Esq. Ethan E. Christensen, Esq. Cooley Godward Kronish LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000	Donald J. Murray, Esq. Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, New York 10019 (212) 259-8000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common Stock, $0.001 par value per share	$150,000,000	$4,605(2)

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes $                  of shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)
Previously paid.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell or accept an offer to buy these securities under this preliminary prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated November 9, 2007

PROSPECTUS

                    Shares

Common Stock

        CardioNet, Inc. is selling                        shares of common stock. The selling stockholders included in this prospectus are selling an additional                        shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

        This is the initial public offering of our common stock. The estimated initial public offering price is between $            and $            per share.

        Prior to this offering, there has been no public market for our common stock. We have applied for listing on the Nasdaq Global Market under the symbol "BEAT."

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 11.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to CardioNet, before expenses	$	$
Proceeds to selling stockholders, before expenses	$	$

        We have granted the underwriters an option for a period of 30 days to purchase up to                        additional shares of common stock on the same terms and conditions set forth above to cover over-allotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares of common stock to investors on                , 2008.

Citi
CIBC World Markets	SunTrust Robinson Humphrey

        You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with different information. We and the selling stockholders are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale or our common stock.

        No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

        Through and including                        , 2008 (25 days after the commencement of this offering), all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

i

        "CardioNet" and "PDSHeart" are registered trademarks in the United States. This prospectus also includes references to trademarks and service marks of other entities, and those trademarks and service marks are the property of their respective owners.

        We are a California company. We intend to reincorporate in Delaware prior to the consummation of the offering. Unless the context indicates otherwise, as used in this prospectus, the terms "CardioNet," "we," "us" and "our" refer to CardioNet, Inc., a California corporation, and its subsidiaries taken as a whole, with respect to periods prior to the reincorporation, and to CardioNet, Inc., a Delaware corporation, with respect to periods after the reincorporation.

ii

PROSPECTUS SUMMARY

        This summary highlights what we believe is the most important information about us and this offering. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock. The information in this summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read this entire prospectus carefully, including the "Risk Factors" section and the consolidated financial statements and related notes included in this prospectus.

Overview

        We are the leading provider of ambulatory, continuous, real-time outpatient management solutions for monitoring relevant and timely clinical information regarding an individual's health. We have raised over $200 million of capital and spent seven years developing a proprietary integrated patient monitoring platform that incorporates a wireless data transmission network, internally developed software, FDA-cleared algorithms and medical devices, and a 24-hour digital monitoring service center. Our initial efforts are focused on the diagnosis and monitoring of cardiac arrhythmias, or heart rhythm disorders, with a solution that we market as the CardioNet System.

        We believe that the CardioNet System's continuous, heartbeat-by-heartbeat monitoring is a fundamental advancement in arrhythmia monitoring, with the potential to transform an industry that has historically relied on memory-constrained, intermittent digital or tape recorders, such as event monitors and Holter monitors. Existing technologies have one or more drawbacks including the inability to detect asymptomatic events, which are defined as clinically significant events that the patient cannot feel, algorithms with limited detection capabilities, failure to provide real-time data, memory constraints, frequent inaccurate diagnoses and an inability to monitor patient compliance and interaction. We believe these drawbacks lead to suboptimal diagnostic yields, adversely impacting clinical outcomes and health care costs. In a recently completed randomized clinical trial, the CardioNet System detected clinically significant arrhythmias nearly three times as often as traditional loop event monitors in patients who had previously experienced negative or nondiagnostic Holter monitoring.

        The CardioNet System incorporates a lightweight patient-worn sensor attached to electrodes that capture two-lead electrocardiogram, or ECG, data measuring electrical activity of the heart and communicates wirelessly with a compact, handheld monitor. The monitor analyzes incoming heartbeat-by-heartbeat information from the sensor on a real-time basis by applying proprietary algorithms designed to detect arrhythmias. When the monitor detects an arrhythmic event, it automatically transmits the ECG to the CardioNet Monitoring Center, even in the absence of symptoms noticed by the patient and without patient involvement. At the CardioNet Monitoring Center, which operates 24 hours a day and 7 days per week, experienced certified cardiac monitoring specialists analyze the sent data, respond to urgent events and report results in the manner prescribed by the physician. The CardioNet System currently stores at least 96 hours of ECG data, in contrast to 10 minutes for a typical event monitor. We are in the process of upgrading our monitors to provide expanded storage of 21 days of ECG data. The CardioNet System employs two-way wireless communications, enabling continuous transmission of patient data to the CardioNet Monitoring Center and permitting physicians to remotely adjust monitoring parameters and request previous ECG data from the memory stored in the monitor.

        Since our commercial introduction of the CardioNet System in January 2003, physicians have enrolled over 95,000 patients. Through the end of 2006, we marketed our solution in select territories, principally in 23 states in the Mid-Atlantic, Northeast and Midwest. In addition, we have achieved reimbursement levels that we believe reflects the clinical efficacy of the CardioNet System relative to existing technologies. We have secured direct contracts with 154 commercial payors which, combined with Medicare, represents more than 154 million covered lives as of June 30, 2007.

Recent Developments

  •
  Publication of Randomized Clinical Trial.    We recently completed a 300-patient randomized clinical trial finding that the CardioNet System provided a significantly higher diagnostic yield compared to traditional loop event monitoring, including loop event monitoring incorporating a feature designed to automatically detect certain arrhythmias. We are using the clinical evidence from this trial to both drive continued physician adoption of our solution and to attempt to secure contracts with 21 additional commercial payors, representing approximately 95 million covered lives, who had previously required proof of product superiority evidenced by a published randomized clinical trial. Since publication of the trial results in March 2007, we have secured contracts with two of these 21 payors, representing over 10 million covered lives. Several of the remaining payors have indicated that they do not believe that the data from the clinical trial is sufficient. We continue to work with these and other payors to secure reimbursement contracts.

  •
  Acquisition of PDSHeart, Inc.    In March 2007, we acquired PDSHeart, Inc., a leading cardiac monitoring company that provides event, Holter and pacemaker monitoring services in 48 states. For the year ended December 31, 2006, PDSHeart provided event monitoring services to approximately 76,000 patients, representing approximately 80% of PDSHeart's $20.9 million in revenues for the year ending December 31, 2006. We believe that the acquisition of PDSHeart can have numerous benefits for us, including the opportunity to cross-sell into our respective customer bases and the ability to become a "one stop shop" for arrhythmia monitoring services given our full spectrum of solutions, ranging from our differentiated CardioNet System to event and Holter monitoring. We believe that only approximately 5% of our accounts overlapped with those of PDSHeart at the time of the acquisition, due primarily to our complementary geographic coverage. In 2006, we derived approximately 75% of our revenues from sales of our CardioNet System in the Northeast states, while PDSHeart derived approximately 80% of its revenues in states outside the Northeast. As a result, the acquisition has accelerated our market expansion strategy by providing us with immediate access to a sales force with existing physician relationships capable of marketing our CardioNet System in areas of the country where it had previously not been sold. Our sales force increased from 27 account executives at December 31, 2006 to 77 account executives as of June 30, 2007, largely as a result of the PDSHeart acquisition. On a pro-forma basis, for the six months ended June 30, 2007, our revenues were $32.6 million, including $4.1 million of revenues recorded by PDSHeart prior to the acquisition.

Industry Overview

        An arrhythmia is categorized as a temporary or sustained abnormal heart rhythm that is caused by a disturbance in the electrical signals in the chambers of the heart. Proper transmission of electrical signals through the heart is necessary to ensure effective heart function. There are two main categories of arrhythmia: tachycardia, meaning too fast a heartbeat, and bradycardia, meaning too slow a heartbeat.

        Arrhythmias affect more than 4 million people in the United States. According to the American Heart Association, arrhythmias result in more than 780,000 hospitalizations and contribute to approximately 480,000 deaths per year.

        The ability to diagnose or rule out an arrhythmia as a symptom of a cardiac condition is important both to treat those patients with serious cardiovascular diseases as well as to identify those patients that may not require further medical attention. Arrhythmias may be diagnosed either in a physician's office or other health care facility or remotely by monitoring a patient's heart rhythm. Typically, physicians will initially administer a resting ECG that monitors the electrical impulses in a patient's heart. If a physician determines that a patient needs to be monitored for a longer period of time to produce a diagnosis, the physician will typically prescribe an ambulatory cardiac monitoring device, such as a Holter monitor or an event monitor.

  •
  Holter Monitors.    A Holter monitor is an ambulatory cardiac monitoring device, first used in 1961, that is generally worn by a patient for a one or, in rare instances, two day period in order to record continuous ECG data. After the one or two day period, the magnetic or digital storage, or other medium containing the data recorded by this device, is delivered by hand, mail or internet for processing and analysis by the physician or a third party service provider. Despite the advent of newer technologies, Holter monitoring continues to be used today for patients whose suspected arrhythmia is believed to occur many times during the course of a day, in which case a Holter is often effective or adequate. However, for a patient that has an unpredictable or intermittent arrhythmia, a Holter may not provide clinically useful information due to the insufficient duration of the monitoring period. In addition, as a result of the typical one to three day reporting delay and the lack of real-time physician notification, patients may not receive timely diagnosis of their condition. Any artifact, or noise, in the data will not be discovered until the test is analyzed. A 2005 Frost & Sullivan study reported that Holters have been found to be effective in diagnosing cardiac arrhythmias only 10% of the time.

  •
  Event Monitors.    An event monitor records several minutes of ECG activity at a time and then begins overwriting the memory, a process referred to as memory loop recording. When a patient feels the symptoms of an event, he or she pushes a button to activate the recording, which typically freezes 45 seconds of ECG data before symptom onset and records 15 seconds live following the symptom. Event monitors have limited memory, usually less than 10 minutes, and can generally store data concerning between one and six cardiac events. The patient must transmit event data to the monitoring center, typically by phone, and then erase the memory. To the extent that the patient does not call in and transmit data concerning an event, the device will become unable to store future event data once the device's event storage is full.

    Event monitors offer certain advantages over Holters given that they are worn over a period of up to 30 days, instead of the one or two day Holter period. However, event monitors have significant shortcomings. Manual-trigger loop event monitors capture only cardiac events associated with symptoms detectable by the patient and not asymptomatic cardiac events. In our experience, only 15% to 20% of clinically significant cardiac events are symptomatic, meaning that the patient can feel them as they occur. Other drawbacks of manual-trigger loop event monitors include the limited data storage, the lack of trend data, and poor patient compliance relating to the requirement that the patient must both trigger and transmit events.

    A newer version of event monitoring devices was introduced in 1999 called auto-detect loop event monitors, which incorporate basic algorithms that look at fast, slow or irregular heart rates and in some cases, pauses, to automatically detect certain asymptomatic arrhythmias. The primary drawback of auto-detect loop event monitors is that they require the patient to call in to transmit data to physicians. The latest development in event monitoring is referred to as auto-detect/auto-send loop event monitors, which have the ability to send captured event data to a monitoring center via cell phone. The drawbacks of auto-detect/auto-send loop event monitors are that they suffer from limited data storage and, to our knowledge, utilize algorithms that were not subject to the same level of FDA scrutiny prior to marketing as the CardioNet System.

        Despite major advances in cardiology with new therapeutic drugs, such as beta blockers and statins, and new therapeutic devices and procedures over the last several decades, there have been few advances in ambulatory monitoring. We believe that there is a significant opportunity for new arrhythmia monitoring solutions that exploit the convergence of wireless, low power microelectronic and software technologies to address the shortcomings of traditional Holter and event monitors. We believe these shortcomings often lead to suboptimal diagnostic yields, adversely impacting clinical outcomes and health care costs.

CardioNet Solution

        We have developed an ambulatory, continuous and real-time arrhythmia monitoring solution that we believe represents a significant advancement over event and Holter monitoring. The CardioNet System incorporates a patient-worn sensor attached to electrodes that capture two-lead ECG data and communicates wirelessly with a compact monitor that analyzes incoming information by applying proprietary algorithms designed to detect arrhythmias and eliminate data noise. When the monitor detects an arrhythmic event, it automatically transmits the ECG data to the CardioNet Monitoring Center, where experienced certified cardiac monitoring specialists analyze the sent data, respond to urgent events and report results in the manner prescribed by the physician. The CardioNet System, on average, is worn by the patient for a period of approximately 14 days.

        The CardioNet System results in a high diagnostic yield of clinically significant arrhythmias, allowing for real-time detection and analysis as well as timely intervention and treatment by the physician. In a recently completed randomized 300-patient clinical study, the CardioNet System detected clinically significant arrhythmias nearly three times as often as traditional loop event monitors in patients who have previously experienced negative or nondiagnostic Holter monitoring or 24 hours of telemetry.

        We believe that the CardioNet System offers the following advantages to physicians, payors and patients:

  •
  Real-time, continuous data.    The CardioNet System initiates real-time analysis and automatic transmission as events occur, which allows physicians to receive urgent notifications in a timely manner. The CardioNet System currently stores at least 96 hours of ECG data, considerably more than the typical 10 minutes of memory of event monitors. We are in the process of upgrading our monitors to store 21 days of ECG data. In addition, the CardioNet System works without patient interaction, automatically detecting and transmitting asymptomatic events.

  •
  Reflects real-life cardiac activity.    Patients using the CardioNet System can continue normal activities, including activities that may trigger an arrhythmia, with a minimum of data artifacts or "noise." Patients experiencing a symptom record details of their symptom and activity data on the touch-screen of the CardioNet System monitor, which allows physicians to correlate the information to the underlying ECG data.

  •
  Two-way wireless capabilities for transmission, remote programming and data retrieval.    The CardioNet System allows two-way wireless communications, compared to most event monitors which only support one-way transmissions. With the CardioNet System, physicians can adjust device parameters remotely, "check in" on the patient and request ECG data from the previous 96 hours, or 21 days of ECG data from our upgraded monitors as they become available. Our monitors currently in development will also allow for voice capabilities in addition to the text messaging capabilities of our current monitor.

  •
  Potential reduction in health care costs.    We have demonstrated increased diagnostic yield as compared to event monitoring, which we believe may reduce "time to diagnosis" and reduce health care costs resulting from repeated emergency room and physician visits, additional diagnostic testing, prolonged hospitalization for the sole purpose of arrhythmia monitoring and unnecessary hospitalizations for drug initiation and titration, as well as expenditures resulting from stroke and other serious cardiovascular complications.

  •
  Tailored and customized to physician's needs.    The prescribing physician selects patient-specific monitoring thresholds and response parameters. The physician selects the events to be monitored and the level and timing of response by the CardioNet Monitoring Center—from routine daily reporting to urgent "stat" reports. Physicians can review the data by fax or internet, depending on their preferences.

Our Business Strategy

        Our goal is to maintain our position as the leading provider of ambulatory, continuous and real-time outpatient monitoring services by establishing our proprietary integrated technology and service offering as the standard of care for multiple health care markets. The key elements of the business strategy by which we intend to achieve these goals include:

  •
  Continue to Educate the Market on the Higher Diagnostic Yield of Our Differentiated Arrhythmia Monitoring Solution.    We intend to continue to educate cardiologists and electrophysiologists on the benefits of using the CardioNet System to meet their arrhythmia monitoring needs, stressing the increased diagnostic yield and their ability to use the clinically significant data to make timely interventions and guide more effective treatments.

  •
  Capitalize on Clinical Trial Results to Enhance Payor Relationships.    We have achieved reimbursement for our advanced monitoring solution at levels that we believe reflect its clinical efficacy relative to existing technologies. Our efforts have resulted in contracts with 154 commercial payors, which, combined with Medicare, represent more than 154 million covered lives, as of June 30, 2007. We intend to continue to use the clinical evidence from our 300-patient randomized clinical trial to secure contracts with 18 commercial payors, representing 84 million covered lives, which had previously required proof of product superiority evidenced by a published randomized clinical trial.

  •
  Position CardioNet as "One Stop Shop" for Arrhythmia Monitoring.    Through our recent acquisition of PDSHeart, we are able to offer to physicians both the CardioNet System and event and Holter monitoring services. We believe that certain cardiologists and electrophysiologists prefer to use a single source of arrhythmia monitoring solutions with a full spectrum of those solutions.

  •
  Leverage Expanded Sales Footprint to Enhance Market Penetration.    With the acquisition of PDSHeart, we now provide services to patients in 48 states. Our sales force increased from 27 account executives at December 31, 2006 to 77 account executives as of June 30, 2007, largely as a result of the PSDHeart acquisition, and we intend to continue to add sales capacity. The acquisition accelerated our market expansion strategy by providing us with immediate access to a sales force with existing physician relationships capable of marketing our CardioNet System in areas of the country where it had previously not been marketed or sold.

  •
  Leverage Monitoring Platform to New Market Opportunities.    We believe that the CardioNet System is a platform that can be leveraged for applications in multiple markets. While our initial focus has been on arrhythmia diagnosis and monitoring, we intend to expand into new market areas such as cardiac monitoring for clinical trials, including QT prolongation and arrhythmia trials, and comprehensive disease management for congestive heart failure, diabetes and other diseases that require outpatient or ambulatory monitoring and management. We believe that our technology could also be used to create "instant telemetry beds" in hospitals, particularly in rural hospitals, step-down units or skilled nursing facilities to help cope with acute nursing shortages by reducing the number of nurses needed to oversee ECG monitoring and reduce capital equipment costs.

Risks Affecting Us

        We are subject to a number of risks that you should be aware of before you buy our common stock, including:

  •
  risks relating to our ability to obtain physician prescriptions;

  •
  our dependence upon reimbursements associated with our services;

  •
  changes in the Medicare program and government regulations; and

  •
  increased competition.

        These and other risks are discussed more fully in the "Risk Factors" section of this prospectus.

Corporate Information

        We were incorporated in the State of California in March 1994. We will reincorporate in the State of Delaware prior to the consummation of this offering. Our principal executive offices are located at 1010 Second Avenue, San Diego, California 92101, and our telephone number is (619) 243-7500. Our website address is www.cardionet.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

The Offering

Common stock offered by CardioNet	shares
Common stock offered by the selling stockholders	shares
Over-allotment option	We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to additional shares of common stock.
Common stock to be outstanding after this offering	shares, assuming an initial public offering price of $ per share, the mid-point of the price range set forth on the cover page of this prospectus.
Use of proceeds.
We intend to use the net proceeds to us from this offering (i) to repay in full a term loan with and to pay a success fee to Silicon Valley Bank, (ii) to make required payments to former stockholders of PDSHeart, (iii) for research and development, to build our inventory of future generations of the CardioNet Systems, increase our sales and marketing capabilities for our CardioNet System, hire additional personnel, invest in infrastructure and pursue new markets and geographies, (iv) to acquire or license products, technologies or businesses, and (v) for working capital and general corporate purposes.
We will not receive any of the proceeds from the sale of common stock by the selling stockholders. See "Use of Proceeds."
Proposed symbol on The Nasdaq Global Market	BEAT

        The share amounts listed above are based on shares outstanding as of June 30, 2007. These amounts exclude:

  •
  1,921,791 shares of common stock issuable upon the exercise of outstanding options under our 2003 Equity Incentive Plan as of June 30, 2007 having a weighted average exercise price of $2.17 per share;

  •
  shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, 2007 Non-Employee Directors' Stock Option Plan and 2007 Employee Stock Purchase Plan, each of which will become effective upon the signing of the underwriting agreement for this offering; and

  •
  12,500 shares of common stock issuable upon the exercise of an outstanding warrant having an exercise price of $1.47 per share.

        Unless otherwise noted, the information in this prospectus assumes:

  •
  the conversion of all our outstanding shares of preferred stock into                        shares of common stock upon the completion of this offering, assuming an initial public offering price of $                      per share, the mid-point of the price range set forth on the cover page of this prospectus;

  •
  the automatic cashless exercise of warrants to purchase shares of our Series D-1 preferred stock upon the completion of this offering pursuant to the terms thereof, resulting in the issuance of             shares of our common stock, assuming an initial public offering price of $            per share, the mid-point of the price range set forth on the cover page of this prospectus;

  •
  the adoption of our amended and restated certificate of incorporation and bylaws upon the completion of this offering;

  •
  no exercise of the underwriters' over-allotment option; and

  •
  our reincorporation in Delaware.

The number of shares of our common stock issuable upon conversion of our mandatorily redeemable convertible preferred stock and upon exercise of warrants to purchase shares of our Series D-1 preferred stock, which convert into shares of common stock, will vary based on the initial public offering price of our common stock in this offering. The number of shares of our common stock outstanding after this offering would be            shares if the initial public offering price is $            per share, the low end of the price range set forth on the cover page of this prospectus, and            shares if the initial public offering price is $            per share, the high end of the price range set forth on the cover page of this prospectus. See "Capitalization" and "Description of Capital Stock."

Summary Consolidated Financial Information

        The following summary consolidated financial data should be read together with our consolidated financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other more detailed financial information appearing elsewhere in this prospectus. The summary consolidated financial data for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2007 are derived from our audited financial statements, which are included elsewhere in this prospectus. The summary consolidated financial data for the six months ended June 30, 2006 are derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus.

        The summary unaudited pro forma consolidated statements of operations data for the year ended December 31, 2006 and the six months ended June 30, 2007 are based on the historical statements of operations of CardioNet, Inc. and PDSHeart, Inc., giving effect to our acquisition of PDSHeart as if the acquisition had occurred on January 1, 2006 and January 1, 2007, respectively. The summary unaudited pro forma consolidated statement of operations data is based on the estimates and assumptions set forth in the notes to the unaudited pro forma consolidated statements of operations, which are included elsewhere in this prospectus. These estimates and assumptions are preliminary and subject to change, and have been made solely for the purposes of developing such pro forma information. The summary unaudited pro forma consolidated statement of operations data is presented for illustrative purposes only and is not necessarily indicative of the combined results of operations to be expected in any future period or the results that actually would have been realized had the entities been a single entity during these periods.

        The pro forma balance sheet data reflects the balance sheet data at June 30, 2007, after giving effect to (i) the conversion of all our outstanding shares of preferred stock into common stock, (ii) the automatic cashless exercise of warrants upon the completion of this offering pursuant to the terms thereof and (iii) the repayment of the term loan from Guidant Investment Corporation that occurred on August 15, 2007. The pro forma as adjusted balance sheet data reflects the pro forma balance sheet data at June 30, 2007, as further adjusted for the sale by us of              shares of our common stock in this offering at an assumed initial offering price to the public of $            per share, after deducting the estimated underwriting discounts, commissions and offering expenses payable by us.

        We have prepared the summary unaudited consolidated financial data set forth below on the same basis as our audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. The pro forma basic net loss per share data are unaudited and give effect to the conversion into common stock of all outstanding shares of our preferred stock for the periods indicated. The interim results set forth below are not necessarily indicative of results for future periods.

	Year ended December 31,				Six months ended June 30,
	Actual			Pro Forma	Actual		Pro Forma
	2004	2005	2006	2006	2006	2007	2007
				(unaudited)	(unaudited)		(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues:
Net patient revenues	$20,956	$29,467	$33,019	$53,700	$15,516	$28,220	$32,275
Other revenues	1,275	1,471	904	1,075	632	299	313

Total revenues	22,231	30,938	33,923	54,775	16,148	28,519	32,588
Cost of revenues	16,971	16,963	12,701	20,194	6,866	9,743	11,389

Gross profit	5,260	13,975	21,222	34,581	9,283	18,776	21,199
Operating expenses:
Research and development	2,412	3,361	3,631	3,631	1,980	2,010	2,010
General and administrative	15,252	13,853	15,631	22,064	7,462	11,974	13,014
Sales and marketing	7,695	6,456	6,448	11,304	2,979	7,696	8,758
Amortization	—	—	—	985	—	307	493

Total operating expenses	25,359	23,670	25,710	37,984	12,422	21,987	24,275

Loss from operations	(20,099)	(9,695)	(4,488)	(3,403)	(3,139)	(3,211)	(3,076)
Other income (expense):
Interest income	141	97	114	132	42	905	910
Interest expense	(989)	(1,865)	(3,271)	(3,643)	(1,253)	(1,952)	(1,994)

Total other expense	(848)	(1,768)	(3,157)	(3,511)	(1,211)	(1,047)	(1,084)

Net loss	(20,947)	(11,463)	(7,645)	(6,914)	(4,350)	(4,258)	(4,160)
Dividends on and accretion of mandatorily redeemable convertible preferred stock	—	—	—	—	—	(2,844)	(2,844)

Net loss applicable to common shares	$(20,947)	$(11,463)	$(7,645)	$(6,914)	$(4,350)	$(7,102)	$(7,004)

Net loss per common share(1):
Basic and diluted	$(3.67)	$(2.02)	$(1.31)	$(1.19)	$(0.76)	$(1.14)	$(1.13)
Pro forma				$(0.29)			$(0.21)
Shares used to compute net loss per share(1):
Basic and diluted	5,712,144	5,675,544	5,816,719	5,816,719	5,751,700	6,214,067	6,214,067
Pro forma				23,619,018			33,673,580

(1)
Please see Note 2 to our consolidated financial statements for an explanation of the method used, the historical and pro forma net (loss) income per share and the number of shares used in computation of the per share amounts.

	As of June 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted(2)
		(unaudited)	(unaudited)
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$50,334	$	$
Working capital	32,863
Total assets	121,573
Total debt	26,448
Mandatorily redeemable convertible preferred stock	109,802	—	—
Total shareholders' equity (deficit)	$(26,328)	$	$

(2)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) cash and cash equivalents, working capital, total assets and total shareholders' equity (deficit) by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriter discounts and commissions and estimated offering expenses payable by us. Depending on market conditions at the time of pricing this offering and other considerations, we may sell a greater or lesser number of shares than the number set forth on the cover page of this prospectus. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease cash and cash equivalents, working capital, total assets and total shareholders' deficit by approximately $             million, assuming the offering price per share remains the same.

RISK FACTORS

        Before you decide to invest in our common stock, you should consider carefully the risks described below, together with the other information contained in this prospectus. We believe the risks described below are the risks that are material to us as of the date of this prospectus. If any of the following risks comes to fruition, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks related to our business and industry

  We have a history of net losses and may never become profitable.

        We have incurred net losses from our inception through June 30, 2007, including net losses of $11.5 million for the year ended December 31, 2005, $7.6 million for the year ended December 31, 2006 and $4.3 million for the six months ended June 30, 2007. Even giving effect to the PDSHeart acquisition, we are operating at a loss, with pro forma losses for the six months ended June 30, 2007, giving effect to the acquisition, of $4.2 million. As of June 30, 2007, we had total shareholders' deficit of approximately $26.3 million. We expect our operating expenses to increase as we, among other things:

  •
  expand our sales and marketing activities;

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  invest in designing, manufacturing and building our inventory of future generations of the CardioNet System;

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  hire additional personnel;

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  invest in infrastructure; and

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  incur the additional expenses associated with being a public company.

With increasing expenses, we will need to substantially increase our revenues to become profitable. Because of the risks and uncertainties associated with further developing and marketing the CardioNet System, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

  Our business is dependent upon physicians prescribing our services; if we fail to obtain those prescriptions, our revenues could fail to grow and could decrease.

        The success of our business is dependent upon physicians prescribing our services for patients and cross-selling the respective CardioNet and PDSHeart customer bases. Our success in obtaining prescriptions and cross-selling will be directly influenced by a number of factors, including:

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  the ability of the physicians with whom we work to obtain sufficient reimbursement and be paid in a timely manner for the professional services they provide in connection with the use of our arrhythmia monitoring solutions, particularly the CardioNet System;

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  our ability to educate physicians regarding, and convince them of, the benefits of the CardioNet System over existing treatment methods such as Holter monitors and event monitors; and

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  the perceived clinical efficacy of the CardioNet System.

        If we are unable to educate physicians regarding the benefits of the CardioNet System, obtain sufficient prescriptions and cross-sell our respective customer bases, revenues from the provision of our arrhythmia monitoring solutions could fail to grow and could decrease.

  We and the physicians with whom we work are dependent upon reimbursement for the fees associated with our services; the absence or inadequacy of reimbursement would cause our revenues to fail to grow or decrease.

        We receive reimbursement for our services from commercial payors and from Medicare Part B carriers where the services are performed on behalf of the Centers for Medicare and Medicaid Services, or CMS. The Medicare Part B carriers in each state change from time to time, which may result in changes to our reimbursement rates, increased administrative burden and reimbursement delays.

        In addition, our prescribing physicians receive reimbursement for professional interpretation of the information provided by our products and services from commercial payors or Medicare carriers within the state where they practice. The efficacy, safety, performance and cost-effectiveness of our products and services, on a stand-alone basis and relative to competing services, will determine the availability and level of reimbursement we and our prescribing physicians receive. Our ability to successfully contract with payors is critical to our business because physicians and their patients will select arrhythmia monitoring solutions other than ours in the event that payors refuse to adequately reimburse our technical fees and physicians' professional fees.

        Many commercial payors refuse to enter into contracts to reimburse the fees associated with medical devices or services that such payors determine to be "experimental and investigational." Commercial payors typically label medical devices or services as "experimental and investigational" until such devices or services have demonstrated product superiority evidenced by a randomized clinical trial. We recently completed a clinical trial in which the CardioNet System provided higher diagnostic yield than traditional loop event monitoring. Prior to our clinical trial, the CardioNet System was labeled "experimental and investigational" by 21 commercial payors, representing approximately 95 million covered lives. Subsequent to our trial, two commercial payors, representing over 10 million covered lives, removed the designation of the CardioNet System as "experimental and investigational." Several of the remaining payors, however, have informed us that they do not believe the data from this trial justifies the removal of this designation. Other commercial payors may also find the data from our clinical trial not compelling. Additional commercial payors may also label the CardioNet System as "experimental and investigational" and, as a result, refuse to reimburse the technical and professional fees associated with the CardioNet System.

        Administration of the claims process for the many commercial payors is complex. As a result we sometimes bill payors for services for which we have no reimbursement contract. These payors may require that we return any funds that they pay in respect of these claims.

        If commercial payors or Medicare decide not to reimburse our services or the related services provided by physicians, or the rates of such reimbursement change, or if we fail to properly administer claims, our revenues could fail to grow and could decrease.

  Reimbursement by Medicare is highly regulated and subject to change; our failure to comply with applicable regulations, could decrease our revenues and may subject us to penalties or have an adverse impact on our business.

        We receive approximately 30% of our revenues as reimbursement from Medicare. The Medicare program is administered by Centers for Medicare & Medicaid Services, or CMS, which imposes extensive and detailed requirements on medical services providers, including, but not limited to, rules that govern how we structure our relationships with physicians, how and when we submit reimbursement claims, how we operate our monitoring facilities and how and where we provide our arrhythmia monitoring solutions. Our failure to comply with applicable Medicare rules could result in discontinuing our reimbursement under the Medicare payment program, our being required to return funds already paid to us, civil monetary penalties, criminal penalties and/or exclusion from the Medicare program.

        In addition, reimbursement from Medicare is subject to statutory and regulatory changes, rate adjustments and administrative rulings, all of which could materially affect the range of services covered or the reimbursement rates paid by Medicare for use of our arrhythmia monitoring solutions. For example, CMS adopted a new payment policy in January 2007 that reduced the rate of reimbursement for a number of services reimbursed by Medicare. Although this modification to Medicare's reimbursement rates did not affect the amount paid by Medicare for reimbursement of the fees associated with the CardioNet System, it resulted in the reduction of reimbursement rates for event services by 3% to 8%, depending on the type of service, and Holter services by 8% as compared to the corresponding rates in effect in 2006. Based on current proposed Medicare rates for 2008 through 2010, we expect that reimbursement for event and Holter services will continue to decline at an annual rate similar to 2007. In addition, we cannot predict whether future modifications to Medicare's reimbursement policies could reduce the amounts we receive from Medicare for the solutions we provide. In addition, Medicare's reimbursement rates can affect the rate that commercial payors are willing to pay for our products and services. Consequently, any future limitation or reduction in the reimbursement rates provided by Medicare for our arrhythmia monitoring solutions could result in a reduction in the rates we receive from commercial payors.

  Reimbursement for the CardioNet System by Medicare and other commercial payors is complicated by the lack of a specific CPT code, which may result in lower prescription rates or varying reimbursement rates.

        When we bill Medicare and certain other commercial payors for the service we provide in connection with the CardioNet System, we submit the bill using the nonspecific billing, or CPT, code "93799." Unlike dedicated CPT codes approved by the American Medical Association, or AMA, and CMS, claims using non-specific codes may require semi-automated or manual processing, as well as additional review by payors. The claims processing requirements associated with a nonspecific code can make our services less attractive to physicians because added time and effort is often required in order to receive payment for their services. Furthermore, the Medicare reimbursement rate for non-specific codes is determined by local Medicare carriers. As a result, the reimbursement rates relating to our CardioNet System are subject to change without notice.

        A request to the AMA for a specific CPT code that describes our CardioNet System has been made. If this request is approved by the AMA CPT Editorial Panel, the specific CPT code could be available for use in 2009. However, we cannot guarantee that we will receive a specific CPT code for the CardioNet System in that timeframe, or ever. Moreover, if we do receive a CPT code, the reimbursement rate associated with that code, which would be subject to change on an annual basis through a public notice and comment process, may be lower than our current reimbursement rates.

  A reduction in sales of our services or a loss of one or more of our key commercial payors would adversely affect our business and operating results.

        A small number of commercial payors represent a significant percentage of our revenues. In the year ended December 31, 2006, our top 10 commercial payors by revenues accounted for approximately 37.4% of our total revenues. Our agreements with these commercial payors typically allow either party to the contract to terminate the contract by providing between 60 and 120 days prior written notice to the other party at any time following the end of the initial term of the contract. Our commercial payors may elect to terminate or not to renew their contracts with us for any reason and, in some instances can unilaterally change the reimbursement rates they pay. In the event any of our key commercial payors terminate their agreements with us, elect not to renew their agreements with us or elect not to enter into new agreements with us upon expiration of their agreements with us on terms as favorable as our current agreements, our business, operating results and prospects would be adversely affected.

  Consolidation of commercial payors could result in payors eliminating coverage of our CardioNet System or reduced reimbursement rates for our CardioNet System.

        The commercial payor industry is undergoing significant consolidation. When payors combine their operations, the combined company may elect to reimburse our CardioNet System at the lowest rate paid by any of the participants in the consolidation. If one of the payors participating in the consolidation does not reimburse for the CardioNet System at all, the combined company may elect not to reimburse for the CardioNet System. Our reimbursement rates tend to be lower for larger payors. As a result, as payors consolidate, our average reimbursement rate may decline.

  Our acquisition of PDSHeart, as well as any other companies or technologies we may acquire in the future, could prove difficult to integrate and may disrupt our business and harm our operating results and prospects.

        Our recent acquisition of PDSHeart involves numerous risks, including the risk that we will not take advantage of the cross-selling opportunities brought about by the acquisition. In addition, our acquisition of PDSHeart, as well as acquisitions in which we may engage in the future, involve risks associated with our assumption of the liabilities of an acquired company, which may be liabilities that we were or are unaware of at the time of the acquisition, potential write-offs of acquired assets and potential loss of the acquired company's key employees or customers.

        We may encounter difficulties in successfully integrating our operations, technologies, services and personnel with that of the acquired company, and our financial and management resources may be diverted from our existing operations. For example, following our acquisition of PDSHeart we have offices in Pennsylvania, California, Florida, Georgia and Minnesota. Our offices in multiple states creates a strain on our ability to effectively manage our operations and key personnel. If we elect to consolidate our facilities we may loose key personnel unwilling to relocate to the consolidated facility, may have difficulty hiring appropriate personnel at the consolidated facility and may have difficulty providing continuity of service through the consolidation.

        Physician and patient satisfaction or performance problems with an acquired business, technology, service or device could also have a material adverse effect on our reputation. Additionally, potential disputes with the seller of an acquired business or its employees, suppliers or customers and amortization expenses related to goodwill and other intangible assets could adversely affect our business, operating results and financial condition.

        We may not be able to realize the anticipated benefits of the PDSHeart acquisition or any other acquisition we may pursue or to profitably deploy acquired assets. If we fail to properly evaluate and execute acquisitions, our business may be disrupted and our operating results and prospects may be harmed.

  If we are unable to manage our expected growth, our revenues and operating results may be adversely affected.

        Our business plans call for rapid expansion of our sales and marketing operations and growth of our research and development, product development and administrative operations. We had a sales force of 27 account executives at December 31, 2006 and 77 account executives at June 30, 2007. We intend to expand our sales force to 88 individuals by December 31, 2007. We expect this expansion will place a significant strain on our management and operational and financial resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our anticipated growth. To manage our growth we will be required to improve existing and implement new operational and financial systems, procedures and controls and expand, train and manage our growing employee base. If we are unable to manage our growth effectively, revenue growth may not be realized or may not be sustainable, may not result in improved operating results or earnings, and our business, financial condition and results of operations could be harmed.

  Our business is dependent upon having sufficient monitors and sensors. If we do not have enough monitors or sensors or experience delays in manufacturing, we may be unable to fill prescriptions in a timely manner, physicians may elect not to prescribe the CardioNet System, and our revenues and growth prospects could be harmed.

        When a physician prescribes the CardioNet System to a patient, our customer service department begins the patient hook-up process, which includes procuring a monitor and sensors from our distribution department and sending them to the patient. While our goal is to provide each patient with a monitor and sensors in a timely manner, we have experienced and may in the future experience delays due to the availability of monitors, primarily when converting to a new generation of monitor or, more recently, in connection with the increase in prescriptions following our acquisition of PDSHeart.

        We may also experience shortages of monitors or sensors due to manufacturing difficulties. Multiple suppliers provide the components used in the CardioNet System, but our facilities in San Diego, California are registered and approved by the United States Food and Drug Administration, or FDA, as the ultimate manufacturer of the CardioNet System. Our manufacturing operations could be disrupted by fire, earthquake or other natural disaster, a work stoppage or other labor-related disruption, failure in supply or other logistical channels, electrical outages or other reasons. If there was a disruption to our facilities in San Diego, we would be unable to manufacture the CardioNet System until we have restored and re-qualified our manufacturing capability or developed alternative manufacturing facilities.

        Our success in obtaining future prescriptions from physicians is dependent upon our ability to promptly deliver monitors and sensors to our patients, and a failure in this regard would have an adverse effect on our revenues and growth prospects.

  Interruptions or delays in telecommunications systems or in the data services provided to us by QUALCOMM or the loss of our wireless or data services could impair the delivery of our CardioNet System services.

        The success of the CardioNet System is dependent upon our ability to store, retrieve, process and manage data and to maintain and upgrade our data processing and communication capabilities. The monitors we use in connection with the CardioNet System rely on a third party wireless carrier to transmit data over its data network during times that the monitor is removed from its base. All data sent by our monitors via this wireless data network or via landline is routed directly to QUALCOMM data centers and subsequently routed to our monitoring center. We are dependent upon these third parties to provide data transmission and data hosting services to us. We do not have an agreement directly with this third party wireless carrier. Although we do have an agreement with QUALCOMM that has an initial termination date in September 2010, QUALCOMM may terminate its agreement with us if certain conditions occur, including if QUALCOMM's agreement with the third party wireless carrier terminates or in the event we fail to maintain an agreed-upon number of active cardiac monitoring devices on the QUALCOMM network. We have no control over the status of the agreement between QUALCOMM and the wireless carrier. If we fail to maintain our relationships with QUALCOMM or if we lose wireless carrier services, we would be forced to seek alternative providers of data transmission and data hosting services, which might not be available on commercially reasonable terms or at all.

        As we expand our commercial activities, an increased burden will be placed upon our data processing systems and the equipment upon which they rely. Interruptions of our data networks or the data networks of QUALCOMM for any extended length of time, loss of stored data or other computer problems could have a material adverse effect on our business, financial condition and results of operations. Frequent or persistent interruptions in our arrhythmia monitoring services could cause permanent harm to our reputation and could cause current or potential users of the CardioNet System or prescribing physicians to believe that our systems are unreliable, leading them to switch to our competitors. Such interruptions could result in liability, claims and litigation against us for damages or injuries resulting from the disruption in service.

        Our systems are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, break-ins, sabotage, and acts of vandalism. Despite any precautions that we may take, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in these services. We do not carry business interruption insurance to protect against losses that may result from interruptions in service as a result of system failures. Moreover, the communications and information technology industries are subject to rapid and significant changes, and our ability to operate and compete is dependent in significant part on our ability to update and enhance the communication technologies used in our systems and services.

  The market for arrhythmia monitoring solutions is highly competitive. If our competitors are able to develop or market monitoring solutions that are more effective, or gain greater acceptance in the marketplace, than any solutions we develop, our commercial opportunities will be reduced or eliminated.

        The market for arrhythmia monitoring solutions is evolving rapidly and becoming increasingly competitive. Our industry is highly fragmented and characterized by a small number of large providers and a large number of smaller regional service providers. These third parties compete with us in marketing to payors and prescribing physicians, recruiting and retaining qualified personnel, acquiring technology and developing solutions complementary to our programs. In addition, as companies with substantially greater resources than ours enter our market, we will face increased competition. If our competitors are better able to develop and patent arrhythmia monitoring solutions than us, or develop more effective and/or less expensive arrhythmia monitoring solutions that render our solutions obsolete or non-competitive or deploy larger or more effective marketing and sales resources than ours, our business will be harmed and our commercial opportunities will be reduced or eliminated.

  If we need to raise additional funding in the future, we may be unable to raise such capital when needed, or at all, and the terms of such capital may be adverse to our stockholders.

        We believe that the net proceeds from this offering, together with our existing cash and cash equivalent balances, will be sufficient to meet our anticipated cash requirements for the foreseeable future. However, our future funding requirements will depend on many factors, including:

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  the costs associated with manufacturing and building our inventory of our next generation C3 monitor;

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  the costs of hiring additional personnel and investing in infrastructure;

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  the reimbursement rates associated with our products and services;

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  actions taken by the FDA, CMS and other regulatory authorities affecting the CardioNet System and competitive products;

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  our ability to secure contracts with additional commercial payors providing for the reimbursement of our services;

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  the emergence of competing technologies and products and other adverse market developments;

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  the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights or defending against claims of infringement by others; and

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  the costs of investing in additional lines of business outside of arrhythmia monitoring solutions.

        If we need to, or choose to, raise additional capital in the future, such capital may not be available on reasonable terms, or at all. If we raise additional funds by issuing equity securities, substantial dilution to existing stockholders would likely result. If we raise additional funds by incurring additional debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and financial ratios that may restrict our ability to operate our business.

  Our manufacturing facilities and the manufacturing facilities of our suppliers must comply with applicable regulatory requirements. If we or our suppliers fail to achieve or maintain regulatory approval of these manufacturing facilities, our growth could be limited and our business could be harmed.

        We currently manufacture the monitors and sensors for the CardioNet System in San Diego, California. Monitors used in the provision of services by PDSHeart are purchased from several third parties. In order to maintain compliance with FDA and other regulatory requirements, our manufacturing facilities must be periodically re-evaluated and qualified under a quality system to ensure they meet production and quality standards. Suppliers of components of and products used to manufacture the CardioNet System and the manufacturers of the monitors used in the provision of services by PDSHeart must also comply with FDA and foreign regulatory requirements, which often require significant resources and subject us and our suppliers to potential regulatory inspections and stoppages. We or our suppliers may not satisfy these requirements. If we or our suppliers do not maintain regulatory approval for our manufacturing operations, our business would be harmed.

  Our dependence on a limited number of suppliers may prevent us from delivering our devices on a timely basis.

        We currently rely on a limited number of suppliers of components for the CardioNet System. If these suppliers became unable to provide components in the volumes needed or at an acceptable price, we would have to identify and qualify acceptable replacements from alternative sources of supply. Qualifying suppliers is a lengthy process. Delays or interruptions in the supply of our requirements could limit or stop our ability to provide sufficient quantities of devices on a timely basis, meet demand for our services, which could have a material adverse effect on our business, financial condition and results of operations.

  We could be subject to medical liability or product liability claims which may not be covered by insurance and which would adversely affect our business and results of operations.

        The design, manufacture and marketing of services of the types we provide entail an inherent risk of product liability claims. Any such claims against us may require us to incur significant defense costs, irrespective of whether such claims have merit. In addition, we provide information to health care providers and payors upon which determinations affecting medical care are made, and claims may be made against us resulting from adverse medical consequences to patients resulting from the information we provide. In addition, we may become subject to liability in the event that the monitors and sensors we use fail to correctly record or transfer patient information or if we provide incorrect information to patients or health care providers using our services. We have also agreed to indemnify QUALCOMM for any claims resulting from the provision of our services. If we incur one or more significant claims against us, if we are required to indemnify QUALCOMM as a result of the provision of our services, or if we are required to undertake remedial actions in response to any such claims, such claims or actions would adversely affect our business and results of operations.

        Our liability insurance is subject to deductibles and coverage limitations. In addition, our current insurance may not continue to be available to us on acceptable terms, if at all, and, if available, the coverages may not be adequate to protect us against any future claims. If we are unable to obtain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against any claims against us, we will be exposed to significant liabilities, which may harm our business.

  If we do not obtain and maintain adequate protection for our intellectual property, the value of our technology and devices may be adversely affected.

        Our business and competitive positions are dependent in part upon our ability to protect our proprietary technology. To protect our proprietary rights, we rely on a combination of trademark, copyright, patent, trade secret and other intellectual property laws, employment, confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements and protective contractual provisions with other third parties. We attempt to protect our intellectual property position by filing trademark applications and U.S., foreign and international patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business.

        As of June 30, 2007, we had 14 issued U.S. patents, seven foreign patents and 42 pending U.S., foreign and international patent applications relating to various aspects of the CardioNet System. As of June 30, 2007, we also had eight trademark registrations and four pending trademark applications in the United States for a variety of word marks and slogans. We do not believe that any single patent, trademark or other intellectual property right of ours, or combination of our intellectual property rights, is likely to prevent others from competing with us using a similar business model. There are many issued patents and patent applications held by others in our industry and the electronics field. Our competitors may independently develop technologies that are substantially similar or superior to our technologies, or design around our patents or other intellectual property to avoid infringement. In addition, we may not apply for a patent relating to products or processes that are patentable, we may fail to receive any patent for which we apply or have applied, and any patent owned by us or issued to us could be circumvented, challenged, invalidated, or held to be unenforceable, or rights granted thereunder may not adequately protect our technology or provide a competitive advantage to us. For example, with respect to one of our U.S. patents, we have a corresponding foreign patent, the claims of which were amended substantially more so than in the United States, to overcome art that was of record in the U.S. patent. If a third-party challenges the validity of any patents or proprietary rights of ours, we may become involved in intellectual property disputes and litigation that would be costly and time-consuming.

        Although third parties may infringe our patents and other intellectual property rights, we may not be aware of any such infringement, or we may be aware of potential infringement but elect not to seek to prevent such infringement or pursue any claim of infringement, and the third party may continue its potentially infringing activities. Any decision whether or not to take action in response to potential infringement of our patent or other intellectual property rights may be based on any one or more of a variety of factors, such as the potential costs and benefits of taking such action, and business and legal issues and circumstances. Litigation of claims of infringement of a patent or other intellectual property rights may be costly and time-consuming and divert the attention of key company personnel, and may not be successful or result in any significant recovery of compensation for any infringement or enjoining of any infringing activity. Litigation or licensing discussions may also involve or lead to counterclaims or proceedings that could be brought by a potential infringer to challenge the validity or enforceability of our patents and other intellectual property.

        To protect our trade secrets and other proprietary information, we generally require our employees, consultants, contractors and outside collaborators to enter into written nondisclosure agreements. These agreements, however, may not provide adequate protection to prevent any unauthorized use, misappropriation or disclosure of our trade secrets, know-how or other proprietary information. These agreements may be breached, and we may not become aware of, or have adequate remedies in the event of, any such breach. Also, others may independently develop the same or substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.

  Our ability to market our services may be impaired by the intellectual property rights of third parties.

        Our success is dependent in part upon our ability to avoid infringing the patents or proprietary rights of others. Our industry and the electronics field are characterized by a large number of patents, patent filings and frequent litigation based on allegations of patent infringement. Competitors may have filed applications for or have been issued patents and may obtain additional patents and proprietary rights related to devices, services or processes that we compete with or are similar to ours. We may not be aware of all of the patents or patent applications potentially adverse to our interests that may have been or may later be issued to or filed by others. U.S. patent applications may be kept confidential while pending in the Patent and Trademark Office. If other companies have or obtain patents relating to our products or services, we may be required to obtain licenses to those patents or to develop or obtain alternative technology. We may not be able to obtain any such licenses on acceptable terms, or at all. Any failure to obtain such licenses could impair or foreclose our ability to make, use, market or sell our products and services.

        Based on the litigious nature of our industry and the electronics field and the fact that we may pose a competitive threat to some companies who own or control various patents, it is always possible that one or more third parties may assert a patent infringement claim seeking damages and to enjoin the manufacture, use, sale and marketing of our products and services. If a third-party asserts that we have infringed its patent or proprietary rights, we may become involved in intellectual property disputes and litigation that would be costly and time-consuming and could impair or foreclose our ability to make, use, market or sell our products and services. For example, a competitor initiated a patent infringement lawsuit against us in November 2004, which we defended and ultimately settled in March 2006. Other lawsuits may have already been filed against us without our knowledge, or may be filed prior to the completion of this offering. Additionally, we have received and expect to continue to receive notices from third parties suggesting that we are infringing their patents and inviting us to license such patents. We do not believe, however, that we are infringing any such patent or that a license to any such patent is necessary. Should litigation over such patents arise, which could occur if, for example, a third party files a lawsuit alleging infringement of such patents or if we file a lawsuit challenging such patents as being invalid or unenforceable, we intend to vigorously defend against any allegation of infringement. If we are found to infringe the patent or intellectual property rights of others, we may be required to pay damages, stop the infringing activity or obtain licenses or rights to the patents or other intellectual property in order to use, manufacture, market or sell our products and services. Any required license may not be available to us on acceptable terms or at all. If we succeed in obtaining such licenses, payments under such licenses would reduce any earnings from our products. In addition, licenses may be non-exclusive and, accordingly, our competitors may have access to the same technology as that which may be licensed to us. If we fail to obtain a required license or are unable to alter the design of our product candidates to make a license unnecessary, we may be unable to manufacture, use, market or sell our products and services, which could significantly affect our ability to achieve, sustain or grow our commercial business. Moreover, regardless of the outcome, patent litigation against or by us could significantly disrupt our business, divert our management's attention and consume our financial resources. We cannot predict if or when any third party will file suit for patent or other intellectual property infringement.

  We are highly dependent on our Chief Executive Officer and other key employees, and if we are not able to retain them or to recruit and retain additional qualified personnel, our business may suffer.

        We are highly dependent upon our Chief Executive Officer and other key employees. The loss of their services could have a material adverse effect on our business, financial condition and results of operations. In particular, our Chief Executive Officer, James M. Sweeney, is critical to our operations and function. In addition, in the event we desire to appoint a replacement to Mr. Sweeney following his resignation or termination, such replacement must be approved by Silicon Valley Bank. The employment of our executive officers and key employees with us is "at will," and each employee can terminate his or her relationship with us at any time. We do not carry "key person" life insurance on any of our employees other than James M. Sweeney, our Chief Executive Officer.

        We will need to hire additional senior executives and qualified scientific, commercial, regulatory, sales, quality assurance and control and administrative personnel as we continue to expand our commercial activities. We may not be able to attract and retain qualified personnel on acceptable terms given the competition for such personnel among companies that provide arrhythmia monitoring solutions. We have offices in Pennsylvania, California, Florida, Georgia and Minnesota. Competition for personnel with arrhythmia monitoring experience in each of those areas is intense. If we fail to identify, attract, retain and motivate these highly skilled personnel, or if we lose current employees, we may be unable to continue our business operations.

  If we fail to obtain and maintain necessary FDA clearances, our business would be harmed.

        The monitors and sensors that we manufacture and sell as part of the CardioNet System are classified as medical devices and are subject to extensive regulation by the FDA. Further, we maintain establishment registration with the FDA as a distributor of medical devices. FDA regulations govern manufacturing, labeling, promotion, distribution, importing, exporting, shipping and sale of these devices.

        The CardioNet System, including our C3 monitor, and our arrhythmia detection algorithms have "510(k) clearance" status from the FDA. Modifications to the CardioNet System or our algorithms that could significantly affect safety or effectiveness, or that could constitute a significant change in intended use, would require a new clearance from the FDA. If in the future we make changes to the CardioNet System or our algorithms, the FDA could determine that such modifications require new FDA clearance, and we may not be able to obtain such FDA clearances in a timely fashion or at all.

        We are subject to continuing regulation by the FDA, including quality regulations applicable to the manufacture of the CardioNet System and various reporting regulations and regulations that govern the promotion and advertising of medical devices. The FDA could find that we have failed to comply with one of these requirements, which could result in a wide variety of enforcement actions, ranging from a warning letter to one or more severe sanctions, including the following:

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  fines, injunctions and civil penalties;

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  recall or seizure of the CardioNet System;

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  operating restrictions, partial suspension or total shutdown of production;

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  refusal to grant 510(k) clearance of new components or algorithms;

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  withdrawing 510(k) clearance already granted to one or more of our existing components or algorithms; and

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  criminal prosecution.

        Any of these enforcement actions could be costly and significantly harm our business, financial condition and results of operations.

  Enforcement of federal and state laws regarding privacy and security of patient information may adversely affect our business, financial condition or operations.

        The use and disclosure of certain health care information by health care providers and their business associates have come under increasing public scrutiny. Recent federal standards under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, establish rules concerning how individually-identifiable health information may be used, disclosed and protected. Historically, state law has governed confidentiality issues, and HIPAA preserves these laws to the extent they are more protective of a patient's privacy or provide the patient with more access to his or her health information. As a result of the implementation of the HIPAA regulations, many states are considering revisions to their existing laws and regulations that may or may not be more stringent or burdensome than the federal HIPAA provisions. We must operate our business in a manner that complies with all applicable laws, both federal and state, and that does not jeopardize the ability of our customers to comply with all applicable laws. We believe that our operations are consistent with these legal standards. Nevertheless, these laws and regulations present risks for health care providers and their business associates that provide services to patients in multiple states. Because these laws and regulations are recent, and few have been interpreted by government regulators or courts, our interpretations of these laws and regulations may be incorrect. If a challenge to our activities is successful, it could have an adverse effect on our operations, may require us to forego relationships with customers in certain states and may restrict the territory available to us to expand our business. In addition, even if our interpretations of HIPAA and other federal and state laws and regulations are correct, we could be held liable for unauthorized uses or disclosures of patient information as a result of inadequate systems and controls to protect this information or as a result of the theft of information by unauthorized computer programmers who penetrate our network security. Enforcement of these laws against us could have a material adverse effect on our business, financial condition and results of operations.

  We may be subject, directly or indirectly, to federal and state health care fraud and abuse laws and regulations and, if we are unable to fully comply with such laws, could face substantial penalties.

        Our operations may be directly or indirectly affected by various broad state and federal health care fraud and abuse laws, including the Federal Healthcare Programs' Anti-Kickback Statute, which prohibits any person from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce or reward either the referral of an individual for an item or service, or the ordering, furnishing or arranging for an item or service, for which payment may be made under federal health care programs, such as the Medicare and Medicaid programs. For some of our services, we directly bill physicians for our services, who in turn bill payors. Although we believe such payments to be proper and in compliance with laws and regulations, we may be subject to claims that we are in violation of these laws and regulations. If our past or present operations are found to be in violation of these laws, we or our officers may be subject to civil or criminal penalties, including large monetary penalties, damages, fines, imprisonment and exclusion from Medicare and Medicaid program participation. If enforcement action were to occur, our business and results of operations could be adversely affected.

  The operation of our call centers and monitoring facilities is subject to rules and regulations governing Independent Diagnostic Testing Facilities; failure to comply with these rules could prevent us from receiving reimbursement from Medicare and some commercial payors.

        We have call centers and monitoring facilities in Pennsylvania, Georgia, Florida, and Minnesota that analyze the data obtained from arrhythmia monitors and report the results to physicians. In order for us to receive reimbursement from Medicare and some commercial payors, we must have a call center certified as an Independent Diagnostic Testing Facility, or IDTF. Certification as an IDTF requires that we follow strict regulations governing how the center operates, such as requirements regarding the experience and certifications of the technicians who review data transmitted from our monitors. These rules and regulations vary from location to location and are subject to change. If they change, we may have to change the operating procedures at our monitoring facilities and call centers, which could increase our costs significantly. If we fail to obtain and maintain IDTF certification, our services may no longer be reimbursed by Medicare and some commercial payors, which could have a material adverse impact on our business.

  We may be subject to federal and state false claims laws which impose substantial penalties.

        Many of the physicians and patients who use our services file claims for reimbursement with government programs such as Medicare and Medicaid. As a result, we may be subject to the federal False Claims Act if we knowingly "cause" the filing of false claims. Violations may result in substantial civil penalties, including treble damages. The federal False Claims Act also contains "whistleblower" or "qui tam" provisions that allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the government. In recent years, the number of suits brought in the medical industry by private individuals has increased dramatically. Various states have enacted laws modeled after the federal False Claims Act, including "qui tam" provisions, and some of these laws apply to claims filed with commercial insurers.

        We are unable to predict whether we could be subject to actions under the federal False Claims Act, or the impact of such actions. However, the costs of defending claims under the False Claims Act, as well as sanctions imposed under the False Claims Act, could significantly affect our financial performance.

  Changes in the regulatory environment may constrain or require us to restructure our operations, which may harm our revenues and operating results.

        Health care laws and regulations change frequently and may change significantly in the future. We may not be able to adapt our operations to address every new regulation, and new regulations may adversely affect our business. We cannot assure you that a review of our business by courts or regulatory authorities would not result in a determination that adversely affects our revenues and operating results, or that the health care regulatory environment will not change in a way that restricts our operations. In addition, as a result of the focus on health care reform in connection with the 2008 presidential election, there is risk that Congress may implement changes in laws and regulations governing health care service providers, including measures to control costs, or reductions in reimbursement levels, which may adversely affect our business and results of operations.

  Changes in the health care industry or tort reform could reduce the number of arrhythmia monitoring solutions ordered by physicians, which could result in a decline in the demand for our solutions, pricing pressure and decreased revenues.

        Changes in the health care industry directed at controlling health care costs or perceived over-utilization of arrhythmia monitoring solutions could reduce the volume of solutions ordered by physicians. If more health care cost controls are broadly instituted throughout the health care industry, the volume of cardiac monitoring solutions could decrease, resulting in pricing pressure and declining demand for our services, which could harm our operating results. In addition, it has been suggested that some physicians order arrhythmia monitoring solutions even when the services may have limited clinical utility in large part to establish a record for defense in the event of a claim of medical malpractice against the physician. Legal changes making it more difficult to bring medical malpractice cases, known as tort reform, could reduce the amount of our services prescribed as physicians respond to reduced risks of litigation, which could harm our operating results.

  A write-off of the value of our goodwill or intangible assets could adversely affect our results of operations.

        As of June 30, 2007, we had $40.7 million of goodwill and $3.3 million of intangible assets, most of which resulted from acquisition of PDSHeart. Current accounting rules require that goodwill and certain intangible assets be assessed for impairment using fair value measurement techniques. If the carrying amount of a reporting unit exceeds its fair value, then a goodwill impairment test is performed to measure the amount of the impairment loss, if any. The goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill.

Determining the fair value of the implied goodwill is judgmental in nature and often involves the use of significant estimates and assumptions. Any determination requiring the write-off of a significant portion of goodwill or intangible assets could have a material adverse effect on the market price of our common stock, and our business, financial condition and results of operations.

Risks related to the securities market and investment in our common stock

  There may not be a viable public market for our common stock.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations between us and the representatives of the underwriters and may not be indicative of the market price of our common stock following this offering. If you purchase shares of our common stock, you may not be able to resell those shares at or above the initial public offering price. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the Nasdaq Global Market or any other stock market or how liquid any such market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

  Our quarterly operating results and stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

        Following this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

  •
  changes in reimbursement rates or policies by payors;

  •
  adoption of the CardioNet System by physicians;

  •
  changes in Medicare rules or regulations;

  •
  the development of increased compensation for arrhythmia monitoring solutions;

  •
  price and volume fluctuations in the overall stock market;

  •
  changes in operating performance and stock market valuations of other early stage companies generally;

  •
  the seasonal nature of our revenues, which have typically been moderately lower during summer months, which we believe may be due to physician and patient vacation schedules and patient reluctance to initiate cardiac monitoring during months when patients are more likely to be more active;

  •
  the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

  •
  changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

  •
  ratings downgrades by any securities analysts who follow our common stock;

  •
  the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC and announcements relating to payor reimbursement decisions, product development, litigation and intellectual property impacting us or our business;

  •
  market conditions or trends in our industry or the economy as a whole;

  •
  the development and sustainability of an active trading market for our common stock;

  •
  future sales of our common stock by our officers, directors and significant stockholders;

  •
  other events or factors, including those resulting from war, incidents of terrorism, natural disasters or responses to these events; and

  •
  changes in accounting principles.

        In addition, the stock markets, and in particular the Nasdaq Global Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many health care companies. Stock prices of many health care companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs, and our resources and the attention of management could be diverted from our business.

  Future sales of our common stock or securities convertible into our common stock may depress our stock price.

        Sales of a substantial number of shares of our common stock or securities convertible into our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have             outstanding shares of common stock based on the number of shares outstanding as of June 30, 2007, assuming an initial public offering price of $    per share, the mid-point of the price range set forth on the cover page of this prospectus. This includes the shares that we and the selling stockholders are selling in this offering, which may be resold in the public market immediately unless held by an affiliate of ours. Of the remaining shares,            shares may be sold upon the expiration of lock-up agreements at least 180 days after the date of this offering and the remaining shares may be sold from time to time after the expiration of such lock-up agreements and applicable holding periods specified in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, as more fully described in the "Shares Eligible for Future Sale" section of this prospectus. In addition, following the offering, we will have outstanding warrants to purchase up to 12,500 shares of our common stock that, if exercised, would result in these additional shares becoming available for sale upon expiration of the lock-up agreements.

        In July 2007, the SEC announced proposed revisions to Rule 144. If the proposed changes to Rule 144 are approved:

  •
  the holding period for restricted shares of our common stock after the completion of this offering may be reduced to six months under specified circumstances;

  •
  the restrictions on the sale of restricted shares of our common stock held by our affiliates may be reduced; and

  •
  certain other restrictions on resale of the shares of our common stock under Rule 144 may be modified to make it easier for our stockholders under specified circumstances to sell their shares upon the expiration of the lock-up agreements beginning 180 days after the date of this prospectus.

We do not know whether these proposed revisions to Rule 144 will be adopted as proposed or in a modified form, or at all.

        After this offering, based on the number of shares outstanding as of June 30, 2007, assuming an initial public offering price of $    per share, the mid-point of the price range set forth on the cover

page of this prospectus, holders of up to approximately            shares of common stock (including shares of our common stock issuable upon the exercise of warrants) will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. These rights will terminate    years following the completion of this offering, or for any particular holder with registration rights who holds less than one percent of our outstanding capital stock, at any time following this offering when all securities held by that stockholder that are subject to registration rights may be sold pursuant to Rule 144 under the Securities Act within a single 90 day period. We also intend to register all shares of common stock that we may issue after this offering under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described above.

        We agreed to register the            shares of our common stock that will be issued at the closing of this offering upon conversion of our mandatorily redeemable convertible preferred stock within 90 days of the completion of this offering, and use commercially reasonable best efforts to cause the registration statement to become effective within 180 days after the completion of this offering. Once registered, these shares will be freely tradable. If we fail to register these shares when and as required, we will be required to pay liquidated damages at a rate of 0.5% of the original purchase price of the mandatorily redeemable convertible preferred stock, plus accrued and unpaid dividends, for the initial failure and 1.0% of the original purchase price of the mandatorily redeemable convertible preferred stock, plus accrued and unpaid dividends, for each 30-day period thereafter that the failure goes uncured. We intend to comply with our obligations relating to such registration.

        If a large number of our shares of our common stock or securities convertible into our common stock are sold in the public market after they become eligible for sale, the sales could reduce the trading price of our common stock and impede our ability to raise future capital.

  Anti-takeover provisions in our charter documents and Delaware law might deter acquisition bids for us that you might consider favorable.

        Upon completion of this offering, our amended and restated certificate of incorporation and bylaws will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions will:

  •
  establish a classified board of directors so that not all members of our board are elected at one time;

  •
  authorize the issuance of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval, and which may include rights superior to the rights of the holders of common stock;

  •
  prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

  •
  provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws; and

  •
  establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

        In addition, upon completion of this offering we will be subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change of control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

  If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

        If you purchase shares of common stock in this offering, you will incur immediate and substantial book value dilution in the amount of $            per share, assuming an initial public offering price of $            per share, the mid-point of the price range set forth on the cover page of this prospectus. By "book value" dilution, we mean the amount by which the initial public offering price in this offering exceeds the pro forma net book value per share of our outstanding common stock would be after this offering. This dilution is due in large part to the fact that, when they purchased their shares, our earlier investors paid substantially less than the initial public offering price. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, consultants and directors under our stock option and equity incentive plans. See the "Dilution" section of this prospectus.

  Our existing principal stockholders, executive officers and directors will continue to have substantial control over us after this offering, which may prevent you and other stockholders from influencing significant corporate decisions and may harm the market price of our common stock.

        Upon completion of this offering, assuming no exercise of the underwriters' over-allotment option and including stock options that are exercisable within 60 days of June 30, 2007, our existing principal stockholders, executive officers and directors, together with their affiliates, will beneficially own, in the aggregate, approximately            % of our outstanding common stock. These stockholders may have interests that conflict with yours and, if acting together, have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, may have the ability to control our management and affairs. Accordingly, this concentration of ownership may harm the market price of our common stock by:

  •
  delaying, deferring or preventing a change of control;

  •
  impeding a merger, consolidation, takeover or other business combination involving us; or

  •
  discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

  If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

  Because management has broad discretion as to the use of the net proceeds from this offering, you may not agree with how we use them, and such proceeds may not be applied successfully.

        Our management will have considerable discretion over the use of proceeds from this offering. We intend to use the net proceeds from this offering:

  •
  to pay off a term loan and a success fee to Silicon Valley Bank;

  •
  to make required payments to former stockholders of PDSHeart;

  •
  to build our inventory of future generations of the CardioNet System, increase our sales and marketing capabilities for our CardioNet System, hire additional personnel, invest in infrastructure and pursue new markets and geographies;

  •
  to acquire or license products, technologies or businesses; and

  •
  for working capital and general corporate purposes.

We have no present understandings, commitments or agreements with respect to the acquisition or license of any products, technologies or businesses.

        A significant portion of the net proceeds from this offering have not been allocated for any specific transaction. As a result, our management will have broad discretion in the application of much of the net proceeds from this offering and could spend such proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock. You will be relying on the judgment of our management concerning these uses, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The failure of our management to apply these funds effectively could result in unfavorable returns and uncertainty about our prospects, each of which could cause the price of our common stock to decline.

  We do not expect to pay any cash dividends for the foreseeable future.

        The continued expansion of our business may require substantial funding. In addition, the terms of our loan and security agreement with Silicon Valley Bank prohibit us from paying cash dividends under certain circumstances. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Even if we were not prohibited from paying dividends, any determination to do so in the future would be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business." Forward-looking statements include all statements that are not historical facts and can sometimes be identified by terms such as "anticipates," "believes," "could," "seeks," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would" or similar expressions and the negatives of those statements.

        Forward-looking statements include, but are not limited to, statements about:

  •
  our possible or assumed future results of operations;

  •
  physician acceptance;

  •
  reimbursement;

  •
  our use of proceeds from this offering;

  •
  business strategies;

  •
  financing plans;

  •
  competitive position;

  •
  industry environment;

  •
  potential growth opportunities; and

  •
  the effects of competition.

        Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in "Risk Factors." Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

        Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

        We estimate that the net proceeds to us from the shares we are selling in this offering will be approximately $             million, based upon an assumed initial public offering price of $            per share, the mid-point of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any of the proceeds from the sale of common stock by the selling stockholders. If the underwriters exercise their over-allotment option in full, then the net proceeds to us will be approximately $             million.

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriter discounts and commissions and estimated offering expenses payable by us. Depending on market conditions at the time of pricing this offering and other considerations, we may sell a greater or lesser number of shares than the number set forth on the cover page of this prospectus. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease the expected net proceeds from this offering by approximately $                   million, assuming the offering price per share remains the same.

        The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets.

        We intend to use the net proceeds to us from this offering as follows:

  •
  approximately $3.2 million of the proceeds from this offering will be used to repay in full a term loan with Silicon Valley Bank and to pay a success fee that we owe to Silicon Valley Bank in connection with this offering;

  •
  $5.0 million of the proceeds from this offering will be paid to former stockholders of PDSHeart holding certificates of subordinated contingent payment interest to fully extinguish our obligations under such certificates;

  •
  a portion of proceeds from this offering will be used for research and development, to build our inventory of future generations of our CardioNet System, increase our sales and marketing capabilities for our CardioNet System, hire additional personnel, invest in infrastructure and pursue new markets and geographies; and

  •
  a portion of the proceeds from this offering may be used to acquire or license products, technologies or businesses, but we currently have no agreements or commitments relating to material acquisitions or licenses.

        We anticipate using the remaining net proceeds to us from this offering for working capital and general corporate purposes. Accordingly, our management will have broad discretion in the application of the net proceeds of this offering to us, and investors will be relying on the judgment of our management regarding the application of these proceeds.

        Pending their use, we plan to invest the net proceeds to us from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

        We believe that the net proceeds to us from this offering, together with interest thereon, our existing cash, cash equivalents and short-term investments, will be sufficient to fund our operations for the forseeable future.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors. In addition, unless waived, the terms of our loan and security agreement with Silicon Valley Bank prohibit us from paying dividends on our common stock.

CAPITALIZATION

        The following table sets forth our cash, cash equivalents and capitalization as of June 30, 2007:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to:

          (1)   the conversion of all our outstanding shares of preferred stock into                        shares of common stock upon the completion of this offering, assuming an initial public offering price of $            per share, the mid-point of the price range set forth on the cover page of this prospectus;

          (2)   the automatic cashless exercise of warrants upon the completion of this offering pursuant to the terms thereof, resulting in the issuance of                        shares of our common stock, assuming an initial public offering price of $            per share, the mid-point of the price range set forth on the cover page of this prospectus; and

          (3)   the repayment of the term loan from Guidant Investment Corporation that occurred on August 15, 2007; and

  •
  on a pro forma as adjusted basis to give further effect to:

          (1)   the filing of an amended and restated certificate of incorporation to authorize 200,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock; and

          (2)   the sale of                        shares of common stock by us in this offering at an assumed initial offering price of $            per share, the mid-point of the price range set forth on the cover page of this prospectus after deducting estimated underwriting discounts and commissions and estimated offering expenses.

        You should read the information in this table together with our consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

	As of June 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted(1)
		(unaudited)	(unaudited)
	(in thousands, except share and per share data)
Debt obligations:
Note payable to shareholder (net of discount)	$23,204	$—	$—
Long term debt, including current portion	3,243

Redeemable Preferred Stock:
Mandatorily redeemable convertible preferred stock: 114,883 shares authorized; 114,839 issued and outstanding, actual; no shares authorized, issued and outstanding, as adjusted	109,803	—	—

Shareholders' equity (deficit):
Series A, B, C, D and D-1 convertible preferred stock: 18,646,681 shares authorized; 17,670,106 shares issued and outstanding, actual shares authorized, no shares issued or outstanding, as adjusted	53,456	—	—
Series D-1 Preferred Stock Warrants	1,664
Common stock, $0.001 par value: 36,000,000 shares authorized; 6,392,203 shares issued and outstanding, actual; shares authorized, no shares issued or outstanding, as adjusted	1,567
Additional paid-in capital	—
Deferred compensation	(501)
Accumulated deficit	(82,514)

Total shareholders' equity (deficit)	(26,328)

Total capitalization	$109,922

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) cash and cash equivalents, additional paid-in capital, total shareholders' deficit and total capitalization by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriter discounts and commissions and estimated offering expenses payable by us. Depending on market conditions at the time of pricing this offering and other considerations, we may sell a greater or lesser number of shares than the number set forth on the cover page of this prospectus. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase or decrease pro forma as adjusted additional paid-in capital, total shareholders' deficit and total capitalization by approximately $                   million, assuming the offering price per share remains the same.

        The number of shares of common stock outstanding as of June 30, 2007 excludes:

  •
  1,921,791 shares of common stock issuable upon the exercise of outstanding options under our 2003 Equity Incentive Plan as of June 30, 2007 having a weighted average exercise price of $2.17 per share;

  •
  shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, 2007 Non-Employee Directors' Stock Option Plan and 2007 Employee Stock Purchase Plan, each of which will become effective upon the signing of the underwriting agreement for this offering; and

  •
  12,500 shares of common stock issuable upon the exercise of an outstanding warrant having an exercise price of $1.47 per share.

        In addition, the number of shares of common stock outstanding as of June 30, 2007 (actual) also excludes the conversion of all outstanding shares of preferred stock into              shares of common stock and the issuance of                        shares of our common stock upon the automatic cashless exercise of warrants upon the completion of this offering pursuant to the terms thereof, assuming an initial public offering price of $            per share, the mid-point of the price range set forth on the cover page of this prospectus.

        The number of shares of our common stock issuable upon conversion of each share of our mandatorily redeemable convertible preferred stock and the number of shares of common stock issuable upon the cashless exercise of outstanding warrants to purchase shares of our Series D-1 preferred stock each varies according to a formula that depends on the initial public offering price. As a result, the total number of shares of our common stock that will be outstanding following this offering depends on the initial public offering price. The following table shows how the number of shares varies over a range of initial public offering prices:

Initial public offering price
	$	$	$	$

Number of shares of common stock outstanding, actual
Number of shares of common stock issued upon conversion of preferred stock other than mandatorily redeemable convertible preferred stock
Number of shares of common stock issued upon conversion of mandatorily redeemable convertible preferred stock
Number of shares of common stock issued upon automatic cashless exercise of warrants
Number of shares of our common stock issued in the offering

Total number of shares of common stock outstanding following the offering, as adjusted

        For more information on the conversion provisions of our mandatorily redeemable convertible preferred stock and exercise provisions of warrants to purchase our Series D-1 preferred stock, see "Description of Capital Stock."

DILUTION

        If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering. The historical net tangible book value of our common stock as of June 30, 2007 was approximately $39.4 million, or approximately $6.34 per share, based on the number of shares of common stock outstanding as of June 30, 2007. Historical net tangible book value per share is determined by dividing the number of shares of common stock outstanding as of June 30, 2007 into our total tangible assets (total assets less intangible assets less total liabilities). After giving effect to the conversion of all outstanding shares of preferred stock into            shares of common stock and the automatic cashless exercise of warrants for              shares of common stock pursuant to the terms thereof, assuming an initial public offering price of $            per share, the mid-point of the price range set forth on the cover page of this prospectus, in this offering, our pro forma net tangible book value per share as of June 30, 2007 would have been approximately $            million, or approximately $            per share.

        Investors participating in this offering will incur immediate, substantial dilution. After giving effect to the sale of common stock offered by us in this offering at an assumed initial public offering price of $            per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2007 would have been approximately $            million, or approximately $            per share of common stock. This represents an immediate increase in net tangible book value of $            per share to existing stockholders, and an immediate dilution of $            per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share				$
Historical net tangible book value per share as of June 30, 2007	$
Pro forma decrease in net tangible book value per share attributable to conversion of preferred stock and automatic exercise of warrants		(	)
Pro forma net tangible book value per share as of June 30, 2007
Increase in net tangible book value per share attributable to investors purchasing in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors participating in this offering				$

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value as of June 30, 2007 by approximately $             million, the pro forma as adjusted net tangible book value per share after this offering by $            and the dilution in pro forma as adjusted net tangible book value to new investors in this offering by $            per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Depending on market conditions at the time of pricing this offering and other considerations, we may sell a greater or lesser number of shares than the number set forth on the cover page of this prospectus. An increase or decrease of 1,000,000 shares in the number of shares offered by us would change our pro forma as adjusted net tangible book value by $            million, or $            per share if the number of shares included in this offering is increased or $            per share if the number of shares included in this offering is decreased, and the dilution of net tangible book value per share to investors in this offering changes by $            per share if the number of shares included in this offering

is increased or by $            per share if the number of shares included in this offering is decreased, assuming the offering price per share remains the same.

        If the underwriters exercise their over-allotment option in full to purchase            additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $    per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $     per share and the dilution to new investors purchasing common stock in this offering would be $            per share.

        The following table summarizes, on a pro forma as adjusted basis as of June 30, 2007, the differences between the number of shares of common stock issued by us, the total consideration and the average price per share paid to us by stockholders prior to this offering and by investors purchasing shares of common stock in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of $            per share, the mid-point of the price range set forth on the cover page of this prospectus. The shares to be offered by the selling stockholders in this offering are included in the row entitled "Existing stockholders before this offering."

Total consideration paid to us
Shares issued by us
Average price per share
	Number	Percent		Amount	Percent
Existing stockholders before this offering			%	$		%	$
Investors purchasing shares of common stock from us in this offering

Total			%	$		%

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid to us by investors purchasing in this offering by approximately $            million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Depending on market conditions at the time of pricing this offering and other considerations, we may sell a greater or lesser number of shares than the number set forth on the cover page of this prospectus. An increase or decrease of 1,000,000 shares in the number of shares offered by us would increase (decrease) total consideration paid to us by investors purchasing in this offering by approximately $             million.

        If the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be further reduced to             , or    % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to            , or    % of the total number of shares of common stock to be outstanding after this offering.

        The following table summarizes the information in the table set forth immediately above with the exception that the shares to be offered by the selling stockholders in this offering have been included in the row entitled "Investors purchasing shares of common stock in this offering." This presentation compares the number of shares sold and the consideration paid by purchasers in this offering to the number of shares sold and the consideration paid by purchasers prior to this offering and not included in this offering.

	Shares purchased by investors			Total consideration paid by purchasers
Average price per share
	Number	Percent		Amount	Percent
Stockholders existing before and following this offering			%	$		%	$
Investors purchasing shares of common stock in this offering

Total			%	$		%

        The following table sets forth the information from the table on page 35, which includes the shares to be offered by the selling stockholders in this offering in the row entitled "Existing stockholders before this offering," but assumes the issuance of the 1,921,791 shares of common stock issuable upon the exercise of options under our 2003 Equity Incentive Plan and the 12,500 shares of common stock issuable upon the exercise of an outstanding warrant.

Total consideration paid to us
Shares issued by us
Average price per share
	Number	Percent		Amount	Percent
Existing stockholders before this offering			%	$		%	$
Investors purchasing shares of common stock from us in this offering

Total			%	$		%

        The following table sets forth the information from the table at the top of this page 36, which includes the shares to be offered by the selling stockholders in this offering in the row entitled "Investors purchasing shares of Common Stock in this offering," but assumes the issuance of the 1,921,791 shares of common stock issuable upon the exercise of options under our 2003 Equity Incentive Plan and the 12,500 shares of common stock issuable upon the exercise of an outstanding warrant.

	Shares purchased by investors			Total consideration paid by purchasers
Average price per share
	Number	Percent		Amount	Percent
Stockholders existing before and following this offering			%	$		%	$
Investors purchasing shares of common stock in this offering

Total			%	$		%

        Unless otherwise noted, the discussion and tables above assume no exercise of the underwriters' over-allotment option and assume the automatic cashless exercise of warrants to purchase shares of our

Series D-1 preferred stock upon the completion of this offering in accordance with the terms thereof. In addition, unless otherwise noted, the discussion and tables above exclude:

  •
  1,921,791 shares of common stock issuable upon the exercise of outstanding options under our 2003 Equity Incentive Plan as of June 30, 2007 having a weighted average exercise price of $2.17 per share;

  •
  shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, 2007 Non-Employee Directors' Stock Option Plan and 2007 Employee Stock Purchase Plan, each of which will become effective upon the signing of the underwriting agreement for this offering; and

  •
  12,500 shares of common stock issuable upon the exercise of an outstanding warrant having an exercise price of $1.47 per share.

        To the extent that any options or warrants are exercised, new options or shares of common stock are issued under our 2003 Equity Incentive Plan, 2007 Equity Incentive Plan, 2007 Non-Employee Directors' Stock Option Plan or our 2007 Employee Stock Purchase Plan or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

        The following unaudited pro forma consolidated statements of operations for the year ended December 31, 2006 and the six months ended June 30, 2007 are based on the historical statements of operations of CardioNet, Inc. and PDSHeart, Inc. giving effect to our acquisition of PDSHeart as if the acquisition had occurred on January 1, 2006, in the case of the year ended December 31, 2006, and as if the acquisition had occurred on January 1, 2007, in the case of the six months ended June 30, 2007.

        The unaudited pro forma consolidated statements of operations are based on estimates and assumptions which are preliminary and subject to change, as set forth in the related notes to such statements. The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the combined results of operations to be expected in any future period or the results that actually would have been realized had the entities been a single entity during these periods. This information should be read in conjunction with the historical financial statements and related notes of CardioNet and PDSHeart included in this prospectus, and in conjunction with the accompanying notes to these unaudited pro forma consolidated statements of operations.

CardioNet, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
Year ended December 31, 2006
(in thousands, except share and per share data)

	CardioNet	PDSHeart	Notes		Pro Forma Adjustments	Pro Forma Consolidated
					(unaudited)
Revenues:
Net patient revenues	$33,019	$20,681			$—	$53,700
Other revenues	904	171			—	1,075

Total revenues	33,923	20,852			—	54,775
Cost of revenues	(12,701)	(7,493)			—	(20,194)

Gross profit	21,222	13,359				34,581
Operating expenses:
Research and development	(3,631)	—			—	(3,631)
General and administrative	(15,631)	(6,760)	(a	)	(327)	(22,064)
Sales and marketing	(6,448)	(4,969)	(b	)	113	(11,304)
Amortization	—	(183)	(c	)	(802)	(985)

Total expenses	(25,710)	(11,912)			(362)	(37,984)

Income (loss) from operations	(4,488)	1,447			(362)	(3,403)
Other income (expense):
Interest income	114	40	(d	)	(22)	132
Interest expense	(3,271)	(817)	(e	)	445	(3,643)

Total other income (expense)	(3,157)	(777)			423	(3,511)
Income tax (expense) benefit	—	(3)	(f	)	3	—

Net income (loss)	$(7,645)	$667			$64	$(6,914)

Basic and diluted net loss per share	$(1.31)					$(1.19)

Shares used to compute basic and diluted net loss per share	5,816,719					5,816,719

CardioNet, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
Six Months ended June 30, 2007
(in thousands, except share and per share data)

	Six Months Consolidated CardioNet	January 1 to March 7 PDSHeart	Notes		Pro Forma Adjustments	Pro Forma Consolidated
					(unaudited)
Revenues:
Net patient revenues	$28,220	$4,055			$—	$32,275
Other revenues	299	14			—	313

Total revenues	28,519	4,069			—	32,588
Cost of revenues	(9,743)	(1,646)			—	(11,389)

Gross profit	18,776	2,423				21,199
Operating expenses:
Research and development	(2,010)	—			—	(2,010)
General and administrative	(11,974)	(1,128)	(a	)	88	(13,014)
Sales and marketing	(7,696)	(1,098)	(b	)	36	(8,758)
Amortization	(307)	(32)	(c	)	(154)	(493)

Total expenses	(21,987)	(2,258)			(30)	(24,275)

Income (loss) from operations	(3,211)	165			(30)	(3,076)
Other income (expense):
Interest income	905	5			—	910
Interest expense	(1,952)	(122)	(e	)	80	(1,994)

Total other income (expense)	(1,047)	(117)			80	(1,084)
Income tax (expense) benefit	—	—			—	—

Net income (loss)	(4,258)	48			50	(4,160)

Dividends on and accretion of mandatorily redeemable convertible preferred stock	(2,844)	—			—	(2,844)

Net loss available to common shareholders	$(7,102)	$48			$50	$(7,004)

Basic and diluted net loss available to common shareholders per share	$(1.14)					$(1.13)

Shares used to compute basic and diluted net loss available to common shareholders per share	6,214,067					6,214,067

CardioNet, Inc.
Notes to Unaudited Pro Forma Consolidated Statements of Operations

  Basis of Pro Forma Presentations

        On March 8, 2007, we acquired PDSHeart, Inc. for an aggregate purchase price of $51.6 million. The $51.6 million purchase price was comprised of $44.3 million in cash at closing, $5.2 million in assumed debt, $1.4 million in transaction expenses and the assumption of a $0.7 million liability related to payments due to certain key employees of PDSHeart on March 8, 2008. Approximately $1.5 million of the assumed debt was satisfied through the issuance of 1,456 shares of our mandatorily redeemable convertible preferred stock at an original issue price per share of $1,000. In addition to the $51.6 million, we agreed to pay PDSHeart shareholders $5.0 million of contingent consideration in the event of a qualifying liquidation event, including a public offering or acquisition. Due to the contingent nature of this payment, no liability has been recorded in our historical financial statements.

        The unaudited pro forma consolidated statements of operations are based on the historical financial statements of the Company and PDSHeart after giving effect to our acquisition of PDSHeart, as if it occurred on January 1, 2006, in the case of the year ended December 31, 2006, and as if the acquisition had occurred on January 1, 2007 in the case of the six months ended June 30, 2007.

        The pro forma consolidated statements of operations do not give effect to any restructuring or integration costs or any potential cost savings or other operating efficiencies that could result from the acquisition.

        The effects of the acquisition have been presented using the purchase method of accounting under Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations. The total estimated purchase price of the acquisition has been allocated to assets and liabilities based on management's preliminary estimate of their fair values. The preliminary allocation of the purchase price will be subject to further adjustments, as the Company finalizes its allocation of purchase price in accordance with U.S. generally accepted accounting principles ("GAAP").

        Under the purchase method of accounting, the total purchase price is allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. The purchase price was allocated using information currently available, and we may adjust the preliminary purchase price allocation. The following is a summary of our preliminary purchase price allocation (in thousands):

Aggregate purchase price consideration	$50,178
Acquisition related costs	1,415

Total purchase price	$51,593

Net tangible assets	$7,334
Identifiable intangible assets
Trade Name	1,810
Customer Relationships	1,551
Non Compete Agreements	245
Goodwill	40,653

Total allocated purchase price	$51,593

  Pro Forma Adjustments

        The following table summarizes the pro forma adjustments for the respective periods presented (in thousands):

	Six Months Ended June 30, 2007	Year Ended December 31, 2006
(a) Elimination of executive salary	$88	$327
(b) Elimination of marketing salary	36	113
(c) Additional amortization expense	(154)	(802)
(d) Reduction of interest income on officer loans	—	(22)
(e) Reduction of interest expense	80	445
(f) Elimination of historical tax provision	—	3

Net reduction in net loss	$50	$64

    (a)
    Reflects the elimination of salary paid to PDSHeart's Chief Executive Officer whose employment was terminated in connection with the acquisition.

    (b)
    Reflects the elimination of salary paid to PDSHeart's Vice President of Marketing whose employment was terminated in connection with the acquisition.

    (c)
    Reflects the adjustment required to increase amortization expense related to the acquisition of PDSHeart. The following table summarizes the intangible assets acquired and the estimated useful lives ($ in thousands):

	Amount	Useful Life	Annual Amortization
Trade Name	$1,810	3.0	$603
Customer Relationships	1,551	6.0	259
Non Compete Agreements	245	2.0	123

	$3,606		$985

    (d)
    Reflects the elimination of interest income on loans to PDSHeart officers/stockholders which were paid off in connection with the acquisition.

    (e)
    Adjustment reflects the reduction of interest expense related to the repayment of $5.0 million of debt assumed in the acquisition. The adjustment was calculated using the average interest rate on the assumed debt of 8.9% for both periods. For the periods ended December 31, 2006 and June 30, 2007, the adjustment represents 365 and 66 days of interest expense, respectively.

    (f)
    Reflects the elimination of income tax expense on a pro forma basis due to the pro forma pre-tax loss.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read together with our consolidated financial statements and notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The selected consolidated financial data as of and for the years ended December 31, 2004, 2005 and 2006 and as of and for the six months ended June 30, 2007 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated financial data as of and for the years ended December 31, 2002 and 2003 are derived from our audited consolidated financial statements, which are not included in this prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2006 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. We have prepared the unaudited financial information set forth below on the same basis as our audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for such periods. The pro forma basic net income per share data are unaudited and give effect to the conversion into common stock of all outstanding shares of our preferred stock for the periods indicated. The interim results set forth below are not necessarily indicative of results for future periods.

	Year ended December 31,					Six months ended June 30,
	2002	2003	2004	2005	2006	2006	2007
						(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues:
Net patient revenues	$126	$7,640	$20,956	$29,467	$33,019	$15,516	$28,220
Other revenues	—	283	1,275	1,471	904	632	299

Total revenues	126	7,923	22,231	30,938	33,923	16,148	28,519
Cost of revenues	637	5,664	16,971	16,963	12,701	6,866	9,743

Gross profit	(510)	2,259	5,260	13,975	21,222	9,283	18,776
Operating expenses:
Research and development	4,717	4,438	2,412	3,361	3,631	1,980	2,010
General and administrative	3,713	7,020	15,252	13,853	15,631	7,462	11,974
Sales and marketing	2,029	3,527	7,695	6,456	6,448	2,979	7,696
Amortization	—	—	—	—	—	—	307

Total operating expenses	10,459	14,985	25,359	23,670	25,710	12,422	21,987

Loss from operations	(10,969)	(12,726)	(20,099)	(9,695)	(4,488)	(3,139)	(3,211)
Other income (expense):
Interest income	129	120	141	97	114	42	905
Interest expense	(12)	(74)	(989)	(1,865)	(3,271)	(1,253)	(1,952)

Total other income (expense)	118	46	(848)	(1,768)	(3,157)	(1,211)	(1,047)

Net loss	$(10,852)	$(12,680)	$(20,947)	$(11,463)	$(7,645)	$(4,350)	$(4,258)

Dividends on and accretion of mandatorily redeemable convertible preferred stock							(2,844)

Net loss applicable to common shares	$(10,852)	$(12,680)	$(20,947)	$(11,463)	$(7,645)	$(4,350)	$(7,102)

Net loss per common share(1):
Basic and diluted	$(2.78)	$(2.62)	$(3.67)	$(2.02)	$(1.31)	$(0.76)	$(1.14)
Pro forma					$(0.32)		$(0.21)
Shares used to compute net loss per share(1):
Basic and diluted	3,909,055	4,846,143	5,712,144	5,675,544	5,816,719	5,751,700	6,214,067
Pro forma					23,619,018		33,673,580

(1)
Please see Note 2 to our consolidated financial statements for an explanation of the method used, the historical and pro forma net (loss) income per share and the number of shares used in computation of the per share amounts.

	December 31,					June 30,
	2002	2003	2004	2005	2006	2007
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$14,855	$10,106	$5,718	$2,758	$3,909	$50,334
Working capital	13,961	11,862	8,666	3,648	(18,713)	32,863
Total assets	16,876	22,151	22,802	16,451	17,170	121,573
Total debt	7	10,525	20,661	23,606	29,488	26,448
Total mandatorily redeemable convertible preferred stock	—	—	—	—	—	109,802
Total shareholders' equity (deficit)	15,639	8,000	(2,763)	(13,660)	(19,857)	(26,328)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of our operations in conjunction with our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors," and elsewhere in this prospectus. In this discussion and analysis of our financial condition and results of operations and elsewhere in this prospectus, we present unaudited pro forma consolidated financial data relating to our acquisition of PDSHeart. This data is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations that actually would have been realized had our acquisition of PDSHeart occurred prior to the covered periods. Investors should not rely on this unaudited pro forma data to predict our future results of operations as a combined company. We are on a calendar year end, and except where otherwise indicated below, "2007" refers to the year ending December 31, 2007; "2006" refers to the year ended December 31, 2006; "2005" refers to the year ended December 31, 2005; and "2004" refers to the year ended December 31, 2004.

Overview

        We are the leading provider of ambulatory, continuous, real-time outpatient management solutions for monitoring relevant and timely clinical information regarding an individual's health. We incorporated in the state of California in March 1994, but did not actively begin developing our product platform until April 2000. From 2000 through 2002, we devoted substantially all of our resources to developing an integrated patient monitoring platform that incorporates a wireless data transmission network, internally developed software, FDA-cleared algorithms and medical devices, and a 24-hour monitoring service center.

        In February 2002, we received FDA 510(k) clearance for the first and second generation of our core CardioNet System (Mobile Cardiac Outpatient Telemetry). We opened the CardioNet Monitoring Center in Conshohocken, Pennsylvania in July 2002 and currently provide all of our CardioNet System arrhythmia monitoring solutions at that location. We established our relationship with QUALCOMM Incorporated, which provides us its wireless cellular data connectivity solution and data hosting and queuing services, in May 2003. Pursuant to our agreement with QUALCOMM, we have no fixed or minimum financial commitment. However, in the event we fail to maintain an agreed-upon number of active cardiac monitoring devices on the QUALCOMM network, QUALCOMM has the right to terminate this agreement.

        In November 2006, we received FDA 510(k) clearance for our third generation product, or C3, which we have begun to incorporate as part of our monitoring solution. We had previously received FDA 510(k) clearance for the proprietary algorithm included in our C3 system in October 2005.

        In September 2002, we were approved as an Independent Diagnostic Testing Facility for Medicare. The local Medicare carrier in Pennsylvania sets the terms for reimbursement of our CardioNet System for approximately 40 million covered lives. We have also worked to secure contracts with commercial payors. We increased the number of contracts with commercial payors from six at year-end 2003 to 41 at year-end 2004 to 97 at year-end 2005 to 114 at year-end 2006. Over this period of time, the number of covered commercial lives increased from six million at year-end 2003 to 33 million at year-end 2004 to 70 million at year-end 2005 to 102 million at year-end 2006. The current total of 154 million Medicare and commercial lives for which we have reimbursement contracts represents approximately 65% of the total covered lives in the United States. The majority of the remaining covered lives are insured by a relatively small number of large commercial insurance companies that, beginning in 2003, deemed the CardioNet System to be "experimental and investigational" and do not currently reimburse us for services provided to their beneficiaries. We believe a primary reason for the "experimental and investigational" designation has been the lack of a published peer reviewed prospective randomized clinical trial that demonstrates the clinical efficacy of the CardioNet System. As a result, we significantly slowed our geographic expansion in 2005 and 2006, as we awaited results of a randomized clinical trial comparing the CardioNet System to traditional loop event monitors.

        On March 8, 2007, we acquired all of the outstanding capital stock of PDSHeart for an aggregate purchase price of $51.6 million. The $51.6 million purchase price was comprised of $44.3 million in cash at closing, $5.2 million in assumed debt, $1.4 million of transaction expenses and the assumption of a $0.7 million liability related to payments due to certain key employees of PDSHeart on March 8, 2008. Approximately $1.5 million of the assumed debt was satisfied through the issuance of 1,456 shares of our mandatorily redeemable convertible preferred stock at an original issue price per share of $1,000. In addition to the $51.6 million of consideration, the Company agreed to pay PDSHeart shareholders $5.0 million of contingent consideration in the event of a qualifying liquidation event, including a public offering or acquisition. Due to the contingent nature of this payment, no liability has been recorded in the historical financial statements. The acquisition has been included in our consolidated results of operations since March 8, 2007. PDSHeart, now a wholly-owned subsidiary of CardioNet, provides event, Holter and pacemaker monitoring services to patients in 48 states, with a concentration of sales in the Southeast. The acquisition has broadened our geographic coverage and expanded our service offerings to include the complete range of cardiac monitoring services.

        For our event, Holter and pacemaker monitoring services we have established Medicare reimbursement and we have 106 direct contracts with commercial payors, together representing 135 million covered lives.

        In March 2007, we raised $110 million in mandatorily redeemable convertible preferred stock, in part, to fund the acquisition of PDSHeart.

Critical Accounting Policy and Estimates

        The discussion and analysis of our financial condition and results of operations are based on our financial statements, which we have prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, revenues and expenses and related disclosures. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances; however actual results may differ from these estimates. We review our estimates and judgments on an ongoing basis.

        We believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results. Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

  Revenue Recognition

        We recognize patient service revenues from four different services: CardioNet System services and event, Holter and pacemaker monitoring services. Our largest source of revenue is CardioNet System services. For the services that we provide, revenues are recognized over the monitoring period on a daily basis.

        Our monitor and event monitors are shipped to the patient from the service center after the patient agrees to be monitored. Included in this shipment is a prepaid return shipment mailer so when the patient monitoring is complete, the monitor can be returned to us and ultimately sent to another patient. Holtor monitors are provided by the physician's office and returned by the patient to the physician's office. There is no fee or charge associated with providing the monitors. The provision of monitors is included in the fee we charge for our services.

        Revenues are reported at the estimated net realizable amounts from commercial payors, physicians, patients and Medicare for services rendered. Payment arrangements for the CardioNet System include per diem (per day) and case rate payments which is a fixed payment amount for the patient monitoring period. Payment arrangements for event, Holter and pacemaker services are generally reimbursed on a per test basis. Revenues from commercial payors are recognized based on the negotiated contractual rate or upon historical or estimated payment patterns. Our estimates for the amount of revenues to be received from each claim filed are derived from our historical experience. Our estimates are subjective and require management to exercise judgment because of our limited historical results and fluctuating reimbursement rates.

        Payments from the Medicare and Medicaid program are based on reimbursement rates set by governmental authorities. Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. Management believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing.

        Other revenues, consisting mainly of information technology services provided to an affiliate of a stockholder, are recognized as the services are provided.

  Accounts Receivable

        Accounts receivable consists of amounts due to us from commercial payors, physicians, patients and Medicare as a result of our normal business activities. Accounts receivable are reported in the balance sheets at their estimated net realizable value, which approximates outstanding amounts, less an allowance for bad debt. We provide an allowance for bad debt for estimated losses resulting from unwillingness of commercial payors, physicians or patients to make payment for services. We estimate the allowance for bad debt based upon historical collections experience, write-offs and an allowance percentage of our accounts receivable by aging category. Uncollectible account balances are written off against the allowance after all means of collections have been exhausted and the potential for recovery is considered remote. The provision for bad debt is included in general and administrative expense and the allowance for bad debt is presented as a contra account to accounts receivable. Due to the subjective nature, our estimates of the net realizable value of accounts receivable and the related allowance for bad debt require considerable judgement.

  Stock Based Compensation

        Prior to 2006, we accounted for stock based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and the related interpretations. Under APB 25, no compensation expense was recognized if the exercise price of our stock options equaled or exceeded the fair value of the underlying common stock at the date of grant. We provided pro forma disclosures in our financial statements as required by SFAS No. 123, Accounting for Stock Based Compensation (SFAS 123), as amended by SFAS No. 148, Accounting for Stock Based Compensation- Transition and Disclosure, related to fiscal periods prior to January 1, 2006.

        The fair value of our common stock during the years ended December 31, 2004 and December 31, 2005 was determined by our board of directors with the assistance of management. We did not prepare contemporaneous valuations during this period because we were focused on market development and our financial and managerial resources were limited. The board of directors and management considered numerous objective and subjective factors in the assessment of fair value including the prices of our preferred stock that was sold to investors and the rights, preferences and privileges of the preferred stock and the common stock, our financial condition and financial results during the relevant periods, and the status of strategic initiatives to increase the market acceptance of our service. These estimates involved a significant level of judgment.

        In December 2004, The Financial Accounting Standards Board (FASB) issued SFAS No. 123R, Stock Based Payment, (SFAS 123R), which replaced SFAS 123, and supersedes APB 25. SFAS 123R requires all share based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first annual period after December 15, 2005. SFAS 123R requires that an entity measure the fair value of equity based service awards at the grant date and recognize the cost of such award over the period during which the employee is required to provide service in exchange for the award (vesting period).

        We adopted SFAS 123R on January 1, 2006 using the modified prospective method which requires that all new stock based awards granted subsequent to December 31, 2005 be recognized in the financial statements at fair value. The impact of recognizing stock based awards was dependent upon the level of stock based awards issued, the market price which was determined by our board of directors with the assistance of management and other judgmental assumptions used such as forfeiture rates.

        The per share weighted average fair value of the options granted during 2006 was estimated at $0.44 on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions, which are based on company history or industry comparative information:

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  Expected dividend yield: 0%

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  Expected volatility: 50%

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  Risk Free interest rates: 4.57% to 4.92%

  •
  Expected life: 6.25 years

        Since our stock is not publicly traded, the expected volatility was calculated for each date of grant based on an alternative method. We identified similar public entities for which share price information is available and have considered the historical volatility of these entities' share price in estimated expected volatility.

        The estimated fair value of our common stock utilized the probability weighted expected returns ("PWER") method described in the AICPA Technical Practice Aid, Valuation of Privately-Held-Company Securities Issued as Compensation ("Practice Aid"). Under the PWER method, the value of our common stock was estimated based upon an analysis of future values for us assuming various future outcomes. In our situation, the future outcomes included three alternatives: (1) we become a public company ("public company" alternative), (2) we are acquired ("M&A" alternative) and (3) we remain a private company ("remains private" alternative). We used a low probability assumption for the public company alternative for our grants from July 2006 to early January 2007, and this percentage increased after we signed an agreement to acquire PDSHeart, Inc. and as discussions with our investment bankers increased as we prepared for the initial public offering process. An increase in the probability assessment for an initial public offering increased the value ascribed to our common stock. In general, the closer a company gets to an initial public offering, the higher the probability assessment weighting is for the "public company" alternative.

        Under the "public company" alternative, fair value per share of common stock was calculated using our expected pre-initial offering valuation and a risk-adjusted discount rate ranging from 25.5% to 27.5% based on the estimated timing of our potential initial public offering.

        In the "public company" alternative, our estimates of the pre-initial public offering valuation were based upon a combination of the income approach and the market approach. Under the income approach, our enterprise value was based on the discounted cash flow method or present value of our forecasted operating results. The assumptions underlying the estimates were consistent with the forecast used by our management. Under the market approach, our pre-initial public offering valuation was developed based on input supplied by our investment bankers and revenue and EBITDA multiples of comparable companies. We applied a weight of 50% to the income approach and 50% to the market approach. If different weights were applied to the income and market approach, the valuations would have been different.

        Under the "public company" alternative, the risk adjusted discount rate was based on the inherent risk of a hypothetical investment in our common stock. An appropriate rate of return required by a hypothetical investor was determined based on: (1) well established venture capital rates of return published in the Practice Aid and (2) our weighted average cost of capital. Based on this data we used a risk-adjusted discount rate of 27.5% for the 2006 valuation dates and lowered the rate to 25.5% for the subsequent valuation dates based on the decreased risk of investing in our common stock as we continue to expand our business and ultimately reach profitability. If different discount rates had been used, the valuations would have been different.

        The "M&A" alternative assumes the same enterprise valuation as the "public company" alternative, i.e., we would be sold for the same value as the IPO transaction. Unlike the "public company" alternative where all of our preferred stock is assumed to convert to common stock, the preferred stock under the "M&A" alternative, with the exception of our Series A preferred, is not assumed to convert due to preferential participation rights. The preferred shareholders first receive their liquidation preferences, including accrued dividends. Thereafter, the residual is shared between the preferred shareholders and common shareholders on a pro rata basis. The common stock value is then discounted by the risk-adjusted discount rate ranging from 25.5% to 27.5% based on the estimated timing of an M&A transaction. If different discount rates had been used, the valuations would be different. We lowered the probability of an M&A transaction in our June 30, 2007 valuation due to the current liquidity issues being experienced in the debt markets.

        Determining the fair value of the common stock of a private enterprise requires complex and subjective judgments. As such, under the "remains private" alternative, our estimates of enterprise value were based upon the income approach. Under the income approach, our enterprise value was based on the discounted cash flow method or present value of our forecasted operating results. The assumptions underlying the estimates were consistent with the forecast used by our management. Similar to the "public company" and "M&A" alternatives, a risk adjusted discount rate ranging from 25.5% to 27.5% was used based on the inherent risk of an investment in our common stock. If different discount rates had been used, the valuations would have been different.

        The fair value of our common stock under the "remains private" alternative was determined by reducing the total estimated "remains private" enterprise value by the liquidation preferences held by our preferred stockholders including accrued dividends as well as a discount for the lack of marketability of 20% assuming we remained a private company. The discount for lack of marketability was analyzed in light of the many factors to be considered under Revenue Ruling 77-287. For our determination of an appropriate discount for a lack of marketability, we used a protective put option model that considers such variables as time to liquidity, volatility, and yield of the underlying stock and the risk free rate. Based on this analysis as well as the fact that our stock has certain restrictions, the 20% discount for lack of marketability was considered appropriate for our valuation. If a different discount for a lack of marketability was used, the valuations would have been different.

        Valuation models require the input of highly subjective assumptions. Prior to our initial public offering, our common stock had characteristics significantly different from that of publicly traded common stock. Because changes in the subjective input assumptions could have materially affected the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our common stock.

        The fair value of our common stock underlying 980,000 options granted to employees in October 2006 was determined to be $0.81 per share based on a contemporaneous valuation using the PWER method. The probability of the "public company" alternative was 20% in this valuation because our growth had stalled. The probability of the "M&A" alternative was 0%, as we had not initiated discussions regarding an M&A transaction. Prior to this valuation our board of directors, with the assistance of management, determined the valuation considering numerous objective and subjective factors in the assessment of fair value including the prices of our preferred stock sold to investors, the rights, preferences and privileges of the preferred and common stock, our financial condition and the financial results during the relevant periods, and the status of strategic initiatives to increase the market acceptance of our service. These estimates involved a significant level of judgment.

        The fair value of our common stock underlying 413,700 options granted to employees in February 2007 was determined to be $2.52 per share. As of February 16, 2007, we had entered into an agreement providing for our acquisition of PDSHeart contingent upon our ability to raise at least $80 million in a financing transaction. The acquisition was expected to result in significantly higher revenues as well as a significant increase in our cash balance. We viewed the PDSHeart acquisition positively in terms of increasing the probability that we would be able to complete an initial public offering, in part because the acquisition was expected to give our product line and operations greater public exposure. We had also achieved a significant increase in revenue in the fourth quarter of 2006 and expected a further increase in the first quarter of 2007 due to planned geographic expansion and increased patient service revenues. Based on the foregoing, we held the probability of the "public offering" alternative at 20% and increased the probability of the "M&A" alternative to 10%, and the estimated fair value of our common stock was determined using the PWER method to be $2.52 per share.

        The fair value of our common stock underlying 1,338,000 options granted to employees on April 19, 2007 and May 31, 2007 was determined to be $3.05 per share. The increase in the fair value as compared to the October 2006 value was primarily due to the following:

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  In the fourth quarter of 2006 and the first quarter of 2007, we achieved a significant increase in our revenues due to planned expansion and increasing referrals of our services.

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  We increased the probability of the "public company" alternative under the PWER method to 50% and increased the probablity of the "M&A" alternative to 30% as a result of the consummation in March 2007 of our acquisition of PDSHeart, the issuance in March 2007 of shares of our mandatorily redeemable convertible preferred stock and the significant increase in revenues we achieved due to planned expansion and increasing referrals of our services.

        The intrinsic value of the options outstanding as of June 30, 2007 was $            based on the midpoint of the estimated initial public offering price range, of which $            related to vested options and $            related to unvested options.

Valuation of Goodwill and Other Intangible Assets

        On March 8, 2007, we acquired PDSHeart for an aggregate purchase price of $51.6 million. The $51.6 million purchase price was comprised of $44.3 million in cash at the closing, $5.2 million in assumed debt, $1.4 million of transaction expenses, and the assumption of a $0.7 million liability related to payments due to certain key employees of PDSHeart on March 8, 2008. Approximately $1.5 million of the assumed debt was satisfied through the issuance of 1,456 shares of our mandatorily redeemable convertible preferred stock at an original issue price per share of $1,000. In addition to the $51.6 million of consideration, the Company agreed to pay PDSHeart shareholders $5.0 million of contingent consideration in the event of a qualifying liquidation event, including a public offering or acquisition. The acquisition was accounted for as a purchase in accordance with SFAS No. 141, Business Combinations (SFAS 141). See Note 3 to our consolidated financial statements for additional information regarding the allocation of the purchase price we paid for PDSHeart.

        In accordance with SFAS 141, Business Combinations, we identify and value intangible assets that we acquire in business combinations, such as customer arrangements, customer relationships, trademarks and non-compete agreements, that arise from contractual or other legal rights or that are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. Management is responsible for the valuation of the net assets acquired, and considered a number of factors including valuations and appraisals when estimating the fair market values and estimated useful lives of the acquired assets and liabilities. The fair value of identified intangible assets is based upon an estimate of the future economic benefits expected to result from ownership, which represents the amount at which the assets could be bought or sold in a current transaction between willing parties, that is other than a forced or liquidation sale.

        The three identifiable intangible assets included in the SFAS 141 analysis include trademarks and trade names, noncompetition agreements and noncontractual customer relationships. The trademarks and trade names were valued using a relief from royalty method. The noncompetition agreements were valued using a discounted earnings method. The noncontractual customer relationships were valued using an excess earnings method.

        The relief from royalty method is based upon the premise that the recognition of intellectual assets by potential customers and competitors is a valuable asset to the owner. The premise behind the valuation of these assets is that a buyer would be willing to pay a royalty for the right to use an established asset. Accordingly, this method values an asset based on the relief from the royalty on that asset that a willing buyer would typically pay.

        The discounted earnings method is based upon converting expected earnings to present value. Annual estimates of earnings are projected for each year of a defined multiyear period. These estimates are then discounted to present value. If appropriate, the value of the expected earnings thereafter is calculated using an appropriate capitalization technique and then discounted. The present value of the expected earnings indicates the value of the subject asset.

        Excess earnings are the earnings remaining after deducting the market rates of return on the estimated values of contributory assets including debt-free net working capital, tangible and intangible assets. The excess earnings are thereby calculated for each year of a multiyear projection period discounted to a present value. Accordingly, the primary components of this method consist of the determination of excess earnings and an appropriate rate of return.

        To arrive at the excess earnings attributable to an intangible asset, earnings after taxes derived from that asset are projected. Thereafter, the returns on contributory debt-free net working capital, tangible and intangible assets are deducted from the earnings projections. After deducting returns on these contributory assets, the remaining earnings are attributable to the subject asset. These remaining, or "excess," earnings are then discounted to a present value utilizing an appropriate discount rate for the subject asset.

        In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, we intend to test our goodwill for impairment annually or more frequently if events or circumstances indicate impairment may exist. We plan to apply a two step fair value based test to assess goodwill for impairment. Step one consists of a comparison of the fair value of a reporting unit with its carrying amount, including the goodwill allocated to each reporting unit. If the carrying amount is in excess of the fair value, step two requires the comparison of the implied fair value of the reporting unit with the carrying amount of the reporting unit's goodwill. Any excess of the carrying value of the reporting unit's goodwill over the implied fair value of the reporting unit's goodwill will be recorded as an impairment loss.

        Management will make certain estimates and assumptions in order to determine the fair value of net assets and liabilities including but not limited to, an assessment of market conditions, projected cash flows, cost of capital and growth rates which could significantly impact the reporting value of goodwill. Estimating future cash flows require significant judgment and our projections may vary from cash flows eventually realized.

        We cannot predict the occurrence of future events that might adversely affect the reported value of goodwill. Such events include strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base or material negative changes in our relationships with material customers.

Statement of Operations Overview

  Revenues

        Our principal source of revenues is patient revenue from cardiac monitoring services. The amount of revenue generated is based on the number of patients enrolled through physician prescriptions and the rates reimbursed to us by commercial payors, physicians, patients and Medicare. Reimbursement rates are set by CMS on a case rate basis for the Medicare program and through negotiations with commercial payors who typically pay a daily monitoring rate. From 2002 through 2007, our average case rate for monitoring Medicare patients has remained relatively stable. We expect pricing to decline over time in a manner consistent with the introduction and penetration of a premium priced service, due to competition, introduction of new technologies and the potential addition of larger commercial payors. Since our CardioNet System services are relatively new and the reimbursement status is evolving, our revenues are subject to fluctuations due to increases or decreases in rates and decisions by payors regarding reimbursement.

        For the event, Holter and pacemaker monitoring market we expect the price to be flat or declining as the new generation technology gains wider acceptance in the market. In addition, the established 2007 Medicate rates compared to 2006 for our event monitoring services declined by 3% to 8%, depending on the type of service, and our Holter monitoring services declined 8%. Based on current proposed Medicare rates for 2008 through 2010, we expect this downward reimbursement trend to continue for these services.

        We believe the CardioNet System monitoring system revenues will increase as a percentage of revenues going forward as we emphasize this service, continue our geographic expansion and achieve greater market penetration in existing markets. We expect that the event, Holter and pacemaker monitoring services revenues will be flat or declining in absolute terms as the old technology is replaced and therefore decrease as a percentage of revenues going forward. Other revenue consists mainly of web hosting services provided to an affiliate of a stockholder. We believe that other revenues will be flat or declining in absolute terms and therefore decrease as a percentage of revenues going forward. Our revenues are seasonal, as the volume of prescriptions tends to slow down in the summer months due to the more limited use of our monitoring solutions as physicians and patients vacation.

  Gross Profit

        Gross profit consists of revenues less the cost of revenues which includes:

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  salaries, benefits and stock-based compensation for personnel providing various services and customer support to physicians and patients including patient enrollment and education, monitoring services, distribution services (scheduling, packaging and delivery of the monitors and sensors to the patients), device repair and maintenance, and quality assurance;

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  cost of patient-related services provided by third-party subcontractors including device transportation to and from the patient, cellular airtime charges related to transmission of ECGs to the CardioNet Monitoring Center and cost for in-home customer hook-ups when necessary;

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  consumable supplies sent to patients along with the durable components of the CardioNet System;

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  depreciation on our monitors; and

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  service cost related to special project revenues.

        Our gross profit margins have increased significantly from 24% in 2004 to 45% in 2005 to 63% in 2006. The major reasons for the growth in our gross profit margins from 2004 to 2006 are as follows:

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  patient hook-up model shift from in-home to telephonic starting in the first quarter of 2005 for commercial patients and completed in the first quarter of 2006 with the conversion of Medicare patients;

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  lower device transportation costs following contract negotiations in the first quarter of 2005 and the first quarter of 2006;

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  lower cellular airtime costs following contract negotiations in the third quarter of 2005;

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  efficiencies at the CardioNet Monitoring Center;

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  economies of scale due to higher volume; and

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  lower depreciation.

        For the six months ended June 30, 2007, our gross profit margin was 66%. In general, we expect gross profit margins on the CardioNet System services to remain flat or increase, assuming no changes in reimbursement rates. For our event and Holter monitoring services, we expect gross profit margins to decrease as reimbursement rates decline as currently proposed by CMS.

  Sales and Marketing

        Sales and marketing expense consists primarily of salaries, benefits and stock-based compensation related to account executives, marketing personnel and contracting personnel, account executive commissions, travel and other reimbursable expenses, and marketing programs such as trade shows and marketing campaigns.

        We did not expand geographically in 2005 or 2006 while awaiting the results of our randomized clinical trial. Our sales force had 20 account executives at year-end 2005 and 27 account executives at December 31 2006. Following the completion of our randomized clinical trial and the PDSHeart acquisition we made a significant investment in sales and marketing by increasing the number of account executives in new geographies. We had 77 account executives as of June 30, 2007 and expect to have 88 account executives by December 31, 2007. We currently have account executives covering 48 states. We also plan to increase our marketing activities. As a result, we expect that sales and marketing expenses will increase in absolute terms, but will decrease as a percentage of revenues going forward.

  Research and Development

        Research and development expense consists primarily of salaries, benefits and stock-based compensation of personnel and the cost of subcontractors who work on the development of the hardware and software for our next generation monitors, enhance the hardware and software of our existing monitors and provide quality control and testing. The expenses related to the randomized clinical trial are also included in research and development expenses. We expect that research and development expenses will increase in absolute terms but decrease as a percentage of revenues going forward.

  General and Administrative

        General and administrative expense consists primarily of salaries, benefits and stock based compensation related to general and administrative personnel, professional fees primarily related to legal and audit fees, facilities expenses and the related overhead, and bad debt expense. We expect that general and administrative expenses will increase in absolute terms due to the significant planned investment in infrastructure to support our growth and the additional expenses related to becoming a publicly traded company, including the increased cost of compliance and increased audit fees resulting from the Sarbanes-Oxley Act. As a percentage of revenues, we expect general and administrative expenses to decrease as we grow.

  Income Taxes

        We have net deferred income tax assets totaling approximately $30.0 million at the end of 2006 consisting primarily of federal and state net operating loss and credit carryforwards. The federal and state net operating loss carryforwards, if unused, will begin to expire in 2010. The federal and state credit carryforwards, if unused, will expire in 2022. Due to uncertainty regarding the ultimate realization of these net operating loss and credit carryforwards and other deferred income tax assets, we have established a full valuation allowance for these assets and will recognize the benefits only as reassessment indicates the benefits are realizable.

  Non-recurring Expenses

        A competitor initiated a patent infringement lawsuit against us in November 2004, which we defended and ultimately settled in March 2006. Included in general and administrative expenses are legal expenses related to this lawsuit of $0.1 million in 2004, $1.2 million in 2005 and $0.6 million in 2006.

Results of Operations

  Six Months Ended June 30, 2007 and 2006

        Revenues.    Total revenues for the six months ended June 30, 2007 increased to $28.5 million from $16.1 million for the six months ended June 30, 2006, an increase of $12.4 million, or 76%. This increase of $12.4 million included an increase of $12.7 million in patient revenues, of which $7.2 million was from the event and Holter monitoring business and $5.5 million was from CardioNet System revenues. These increases in patient revenues were offset by a decrease of $0.3 million in special project revenues. Of the $5.5 million increase in CardioNet System revenues, $1.7 million was attributed to increased patient revenues from physicians within the geographies that we historically served, $1.3 million was due to geographic expansion and $2.5 million was due to the acquisition of the PDSHeart sales force. Special projects revenues decreased due to lower contractual rates.

        Cost of Revenues.    Cost of revenues for the six months ended June 30, 2007 were $9.7 million compared to $6.9 million for the six months ended June 30, 2006. This increase of $2.8 million, or 42%, is due to the acquisition of PDSHeart. Cost of sales was 34% of revenues in June 2007 versus 43% in June 2006. This decline is due mainly to the full period effect of our telephonic hook-up process in 2007, which was still in transition during the first 6 months of 2006.

        Gross Profit.    Gross profit increased to $18.8 million for the six months ended June 30, 2007, or 66% of revenues, from $9.3 million for the six months ended June 30, 2006, or 57% of revenues.

        Sales and Marketing Expense.    Sales and marketing expenses were $7.7 million for the six months ended June 30, 2007 compared to $3.0 million for the six months ended June 30, 2006. The increase of $4.7 million is due to increased costs from a larger sales force which is mainly a result of the PDSHeart acquisition and the introduction of a marketing campaign aimed at promoting our positive clinical trial results. As a percent of total revenues, sales and marketing expenses were 27% for the six months ended June 30, 2007 compared to 19% for the six months ended June 30, 2006.

        Research and Development Expense.    Research and development expenses remained flat at $2.0 million for the six months ended June 30, 2007 and for the six months ended June 30, 2006. As a percent of total revenues, research and development expenses declined to 7% for the six months ended June 30, 2007 compared to 12% for the six months ended June 30, 2006.

        General and Administrative Expense.    General and administrative expenses (including amortization) increased to $12.3 million for the six months ended June 30, 2007 from $7.5 million for the six months ended June 30, 2006. This increase of $4.8 million, or 64%, was primarily due to an increase in the provision for bad debt ($1.9 million), stock based compensation ($0.2 million), executive separation costs ($0.4 million) and amortization of intangible assets in connection with our acquisition of PDSHeart ($0.3 million). In addition $1.4 million of this increase was related to the PDSHeart general and administrative expenses. Our provision for bad debt increased from $1.9 million to $3.8 million, an increase of $1.9 million. Of this increase, $0.5 million related to provisions for bad debt related to revenues from our acquisition of PDSHeart. The remaining $1.4 million increase relates to an increase in CardioNet System revenue and additional provisions for uncollectible accounts. Our overall bad debt provision as a percent of patient revenue was 13.5% and 12.2% for the six months ended June 30, 2007 and 2006, respectively. As a percent of total revenues, general and administrative expenses declined to 43% for the six months ended June 30, 2007 compared to 46% for the six months ended June 30, 2006.

        Total Interest Expense, Net.    Interest expense, net decreased to $1.0 million for the six months ended June 30, 2007 from $1.2 million for the six months ended June 30, 2006. This net decrease is due to an increase in interest income received from the excess funds generated from our private placement in March 2007, offset by an increase in interest expense related to additional borrowings, including the value of additional warrants and recognition of a beneficial conversion feature issued to debtholders.

        Income Taxes.    We had no income tax benefit or expense for the six months ended June 30, 2007 or for the six months ended June 30, 2006.

        Net Loss.    Net loss decreased to $4.3 million for the six months ended June 30, 2007 from $4.4 million for the six months ended June 30, 2006. As a percent of total revenues, net loss was 15% for the six months ended June 30, 2007 compared to 27% for the six months ended June 30, 2006.

  Years Ended December 31, 2006 and 2005

        Revenues.    Total revenues for 2006 increased to $33.9 million from $30.9 million in 2005, an increase of $3.0 million, or 10%. This increase of $3.0 million included an increase of $3.6 million in patient revenues offset by a decrease of $0.6 million in special project revenues. Patient revenues increased due to successful implementation of a new sales strategy and increased penetration in existing markets, which translated to an increase in the total patients serviced. Special project revenues decreased due to a change in the negotiated contract rate.

        Cost of Revenues.    Cost of revenues for 2006 were $12.7 million compared to $17.0 million in 2005. This decrease of $4.3 million, or 25%, is attributable to a shift in our patient hook-up model from in-home to telephonic, lower device transportation costs and cellular airtime costs following contract renegotiation, and a decrease in the number of employees providing services and customer support as we transitioned from in-home to telephonic hookups. We decreased headcount in our service operation responsible for monitoring patients, providing logistical and customer support and supporting product distribution from 155 people at year-end 2005 to 129 people at year-end 2006. As a percent of total revenues, cost of revenues decreased to 37% in 2006 compared to 55% in 2005.

        Gross Profit.    Gross profit increased to $21.2 million in 2006, or 63% of revenues, from $14.0 million in 2005, or 45% of revenues.

        Sales and Marketing Expense.    Sales and marketing expenses were $6.4 million in 2006 compared to $6.5 million in 2005. Expenses remained relatively flat since we did not expand the sales force in 2006 as we awaited completion of the randomized clinical trial. As a percent of total revenues, sales and marketing expenses decreased to 19% in 2006 compared to 21% in 2005.

        Research and Development Expense.    Research and development expenses increased to $3.6 million in 2006 from $3.4 million in 2005. This increase of $0.2 million, or 7%, was due to continued development of the third generation device, C3. As a percent of total revenues, research and development expenses remained consistent at 11% in 2006 and 2005.

        General and Administrative Expense.    General and administrative expenses increased to $15.6 million in 2006 from $13.9 million in 2005. This increase of $1.7 million, or 12%, was primarily due to relocation expenses, consulting services related to reimbursement and increased provision for bad debt. Headcount was held relatively flat in 2006 versus 2005. As a percent of total revenues, general and administrative expenses increased to 46% in 2006 compared to 45% in 2005.

        Total Interest Expense, Net.    Interest expense, net increased to $3.1 million in 2006 from $1.8 million in 2005. This increase of $1.3 million was due to an increase in borrowings in order to fund our operations of $0.8 million and increased accretion in debt discount of $0.6 million.

        Income Taxes.    We had no income tax benefit or expense for the years ended December 31, 2006 or 2005. As of December 31, 2006 and 2005, we had net deferred income tax assets totaling approximately $30.0 and $27.5 million, respectively, consisting primarily of federal and state net operating loss carryforwards.

        Net Loss.    Net loss decreased to $7.6 million in 2006 from $11.5 million in 2005. As a percent of total revenues, net loss was 23% in 2006 compared to 37% in 2005.

  Years Ended December 31, 2005 and 2004

        Revenues.    Total revenues for 2005 increased to $30.9 million from $22.2 million in 2004, an increase of $8.7 million, or 39%. This increase of $8.7 million included an increase of $8.5 million in patient revenues and a $0.2 million increase in special project revenues. Patient revenues increased due to a 33% increase in patient enrollment with no geographic expansion. Special project revenues remained relatively flat due to negotiated contract pricing.

        Cost of Revenues.    Cost of revenues for both 2005 and 2004 were $17.0 million. Expenses remained flat as increasing monitoring expenses were offset by decreases in patient service delivery as we began to implement the switch from in-home to telephonic hook-ups. We had 155 people in our service operation at December 31, 2005 monitoring patients, providing logistical and customer support and supporting product distribution compared to 162 people at December 31, 2004. As a percent of total revenues, cost of revenues decreased to 55% in 2005 compared to 76% in 2004.

        Gross Profit.    Gross profit increased to $14.0 million in 2005, or 45% of revenues, from $5.3 million in 2004, or 24% of revenues.

        Sales and Marketing Expense.    Sales and marketing expenses were $6.5 million in 2005 compared to $7.7 million in 2004. This decrease of $1.2 million, or 16%, was due to restructuring activities which reduced sales and marketing personnel by 27%. This reduction of headcount was achieved in markets which had limited reimbursement and were not providing a sufficient level of business. As a percent of total revenues, sales and marketing expenses decreased to 21% in 2005 compared to 35% in 2004.

        Research and Development Expense.    Research and development expenses increased to $3.4 million in 2005 from $2.4 million in 2004. This increase of $1.0 million, or 40%, was due to the development expenses related to our C3 device. As a percent of total revenues, research and development expenses were 11% in both 2005 and 2004.

        General and Administrative Expense.    General and administrative expenses decreased to $13.9 million in 2005 from $15.3 million in 2004. This decrease of $1.4 million, or 9%, was primarily due to restructuring activities which reduced support personnel by 19%. As a percent of total revenues, general and administrative expenses decreased from 45% in 2005 compared to 69% in 2004.

        Total Interest Expense, Net.    Interest expense, net increased to $1.8 million in 2005 from $0.8 million in 2004. Of the increase of $1.0 million, $0.6 million was due to an increase in our borrowings to fund our operations and $0.3 million from increased accretion in debt discount.

        Income Taxes.    We had no income tax benefit or expense for the years ended December 31, 2006 or 2005. As of December 31, 2005 and 2004, we had net deferred income tax assets totaling approximately $27.5 million and $22.2 million, respectively consisting primarily of federal and state net operating loss carryforwards.

        Net loss.    Net loss decreased to $11.5 million in 2005 as compared to $20.9 million in 2004. As a percent of total revenues, net loss was 37% in 2005 compared to 94% in 2004.

Liquidity and Capital Resources

        From our inception in 1999 through June 30, 2007, we did not generate sufficient cash flows to fund our operations and the growth in our business. As a result, our operations have been financed primarily through the private placement of equity securities and both long-term and short term debt financings. Through June 30, 2007, we funded our business primarily through the following:

  •
  issuance of mandatorily redeemable convertible preferred stock that provided gross proceeds of $110 million, of which $45.9 million was used to acquire PDSHeart;

  •
  issuance of preferred stock that provided gross proceeds of $53.7 million;

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  a term loan of $23.3 million from Guidant Investment Corporation, which was repaid on August 15, 2007; and

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  bank debt from Silicon Valley Bank consisting of a term loan of $3.0 million, which we intend to repay out of the proceeds from this offering, and a working capital line secured by accounts receivable of $1.9 million, which was repaid from the proceeds of the mandatorily redeemable convertible preferred stock.

        On July 3, 2006, we entered into a loan and security agreement with Silicon Valley Bank that provides us with a revolving line of credit and a term loan. The revolving line of credit is available in an amount up to $2.0 million less the amount of any letters of credit issued by Silicon Valley Bank on our behalf. We may receive advances under the revolving line of credit through July 1, 2008, which is the maturity date of the line of credit. Any amounts we borrow under the revolving line of credit may be repaid and reborrowed by us at any time until the maturity date. At the maturity date, all principal and interest accrued under the revolving line of credit shall become due and payable. The interest rate on amounts outstanding pursuant to the revolving line of credit is equal to Silicon Valley Bank's prime rate plus 0.5%. As of December 31, 2006, the amount outstanding pursuant to the revolving line of credit was approximately $1.9 million. As of June 30, 2007, no amounts were outstanding pursuant to the revolving line of credit.

        Pursuant to the term loan we were permitted to make a one-time draw down of $3.0 million on July 3, 2006. We are required to repay the term loan in 36 equal installments of principal, plus monthly payments of accrued interest. The interest rate became fixed at the time we drew down the term loan and is equal to 8.63%. As of June 30, 2007, the amount outstanding pursuant to the term loan was $3.0 million. We intend to repay in full this term loan with the proceeds of this offering.

        Our financing arrangements with Silicon Valley Bank are secured by substantially all of our assets and require us to adhere to various financial covenants, including minimum tangible net worth and minimum liquidity. As of June 30, 2007, we were in compliance with such covenants.

        Our financing arrangements with Silicon Valley Bank are subject to events of default, including if a material adverse change occurs in our financial condition, if there is a material impairment of the prospect of repayment of any portion of the indebtedness or if Silicon Valley Bank determines, based upon information available to it and in its reasonable judgement, that there is a reasonable likelihood that we will fail to comply with one or more of the financial covenants. If an event of default occurs, all amounts due under the term loan agreement, at Silicon Valley Bank's option, would become due and payable.

        As of June 30, 2007, our principal sources of liquidity were cash totaling $50.3 million and net accounts receivable of $16.8 million.

  Cash Flows from Operating Activities

        Net cash (used in) provided by operating activities during the six months ended June 30, 2007 and the years ended December 31, 2006, 2005 and 2004 was $0.2 million, $(2.9) million, $(5.5) million and $(15.3) million, respectively. For the year ended December 31, 2006, cash was provided by operations primarily by:

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  $7.6 million of net loss; and

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  $1.3 million increase in accounts receivable net of reserve primarily as a result of growth in the fourth quarter.

        These cash uses were partially offset by:

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  $2.7 million of depreciation and amortization expense;

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  $1.4 million of interest payments deferred until the maturity of a note payable to a shareholder;

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  $0.9 million of non cash accretion of debt discount;

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  $0.6 million increase in accrued expenses primarily as a result of additional accrued interest due to the higher debt balance; and

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  $0.3 million increase in accounts payable.

        For the six months ended June 30, 2007, cash was provided by operations primarily by:

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  $1.6 million of depreciation and amortization expense;

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  $1.0 million increase in accounts payable;

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  $1.9 million of interest payments deferred until the maturity of a note payable to a shareholder; and

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  $0.3 million of non cash accretion of debt discount.

        The cash provided was partially offset by:

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  $3.9 million of net loss; and

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  $0.6 million increase in accounts receivable net of reserves primarily as a result of growth.

  Cash Flows from Investing Activities

        Net cash used in investing activities during the six months ended June 30, 2007 and the years ended December 31, 2006, 2005 and 2004 was $50.5 million, $0.9 million, $0.6 million and $9.4 million, respectively. For the year ended December 31, 2006, cash was used in investing activities primarily by:

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  $0.5 million increase in asset purchases; and

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  $0.3 million increase in non-device purchasing, consisting mainly of purchases of molds and other equipment to support the development of our third generation monitoring device.

        For the six months ended June 30, 2007, cash was used in investing activities primarily by:

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  $4.6 million increase in asset purchases; and

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  $45.9 million consideration for the PDSHeart acquisition.

  Cash Flows from Financing Activities

        Net cash provided by financing activities during the six months ended June 30, 2007, and the years ended December 31, 2006, 2005 and 2004 was $96.7 million, $5.0 million, $3.2 million and $20.3 million, respectively. For the year ended December 31, 2006, cash was provided by financing activities primarily by:

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  $5.1 million increase in debt due to securing of a $3.0 million term loan and a $1.9 million working capital line secured by accounts receivable from Silicon Valley Bank and the deferral of interest payment on a loan from a stockholder (rolled into principal of loan) amounting to $1.4 million.

        For the six months ended June 30, 2007, cash was provided by financing activities primarily by:

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  $102.1 million of net proceeds from the sale of mandatorily redeemable convertible preferred convertible stock in March 2007, $0.3 million of proceeds from issuance of debt partially offset by $5.8 million in debt repayment, consisting of $3.5 million of PDSHeart debt retired and $2.3 million of existing CardioNet debt.

        In the short term, we anticipate that we will continue to experience losses from operations. However, we believe that the net proceeds from this offering, together with our existing cash and cash equivalent balances and revenues from our operations, will be sufficient to meet our anticipated cash requirements for the foreseeable future.

        Our future funding requirements will depend on many factors, including:

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  the costs associated with developing, manufacturing and building our inventory of our future monitoring solutions;

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  the costs of hiring additional personnel and investing in infrastructure;

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  the reimbursement rates associated with our products and services;

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  actions taken by the FDA and other regulatory authorities affecting the CardioNet System and competitive products;

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  our ability to secure contracts with additional commercial payors providing for the reimbursement of our services;

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  the emergence of competing technologies and products and other adverse market developments;

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  the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights or defending against claims of infringement by others; and

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  the costs of investing in additional lines of business outside of arrhythmia monitoring solutions.

        To the extent that we raise additional capital by issuing equity securities, our stockholders' ownership will be diluted. In addition, if we determine that we need to raise additional capital, such capital may not be available on reasonable terms, or at all. If we raise additional funds by issuing equity securities, substantial dilution to existing stockholders would likely result. If we raise additional funds by incurring additional debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business.

Contractual Obligations and Commitments

        The following table describes our long-term contractual obligations and commitments as of December 31, 2006:

	Payments due by period
Contractual obligations
	Total	2007	2008	2009	2010	2011	Beyond
			(in thousands)
Interest and principal payable under loan agreements	$29,031	$26,146	$1,187	$1,098	$600	$—	$—
Operating lease obligations	9,823	1,259	1,825	1,577	1,594	1,437	2,131
Capital lease obligations	210	56	52	52	50	—	—

Total	$39,064	$27,461	$3,064	$2,727	$2,244	$1,437	$2,131

        In connection with our acquisition of PDSHeart, we assumed the obligations under three facility leases which are included in the table above. In addition, in connection with our acquisition of PDSHeart, we agreed to pay PDSHeart shareholders $5.0 million of contingent consideration in the event of a qualifying liquidation event, including a public offering or acquistion. Due to the contingent nature of this payment, no liability has been recorded in the Company's financial statements as of June 30, 2007.

        From time to time we may enter into contracts or purchase orders with third parties under which we may be required to make payments. Our payment obligations under certain agreements will depend on, among other things, the progress of our development programs. Therefore, we are unable at this time to estimate with certainty the future costs we will incur under these agreements or purchase orders.

Recent Accounting Pronouncements

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the requirements of SFAS 157; however, we do not believe that its adoption will have a material effect on our consolidated financial statements.

        In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which prescribes detailed guidance for the financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective January 1, 2007 for the Company, and the provisions of FIN 48 will be applied to all tax positions accounted for under Statement No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company does not expect FIN 48 to have a material impact on its financial statements.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115 ("SFAS 159"). SFAS 159 permits entities to choose fair value measurement for many financial instruments and certain other items as of specified election dates. Business entities will thereafter report in earnings the unrealized gains and losses on items for which the fair value option has been chosen. The fair value option may be applied instrument by instrument but may not be applied to portions of instruments and is irrevocable unless a new elections date occurs. SFAS 159 is effective for the Company beginning January 1, 2008. The Company is currently evaluating the potential impact of adoption of SFAS 159, but does not expect that it will have a material effect on the consolidated financial statements.

Off-Balance Sheet Arrangements

        As of June 30, 2007 and as of December 31, 2006, 2005 and 2004, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Related Party Transactions

        For a description of our related party transactions, see the "Related Party Transactions" section of this prospectus.

Quantitative and Qualitative Disclosures about Market Risk

        The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve this objective our investment policy allows us to maintain a portfolio of cash equivalents and short term investments in a variety of securities including money market funds and corporate debt securities. Due to the short term nature of our investments, we believe we have no material exposure to interest rate risk.

BUSINESS

Overview

        We are the leading provider of ambulatory, continuous, real-time outpatient management solutions for monitoring relevant and timely clinical information regarding an individual's health. We have raised over $200 million of capital and spent seven years developing a proprietary integrated patient monitoring platform that incorporates a wireless data transmission network, internally developed software, FDA-cleared algorithms and medical devices, and a 24-hour digital monitoring service center. Our initial efforts are focused on the diagnosis and monitoring of cardiac arrhythmias, or heart rhythm disorders, with a solution that we market as the CardioNet System.

        We believe that the CardioNet System's continuous, heartbeat-by-heartbeat monitoring is a fundamental advancement in arrhythmia monitoring, with the potential to transform an industry that has historically relied on memory-constrained, intermittent digital or tape recorders, such as event monitors and Holter monitors. Existing technologies have one or more drawbacks including failure to provide real-time data, memory constraints, frequent inaccurate diagnoses and an inability to monitor patient compliance and interaction. We believe these drawbacks lead to suboptimal diagnostic yields, adversely impacting clinical outcomes and health care costs. In a recently completed randomized clinical trial, the CardioNet System detected clinically significant arrhythmias nearly three times as often as traditional loop event monitors in patients who had previously experienced negative or inconclusive Holter monitoring.

        The CardioNet System incorporates a lightweight patient-worn sensor attached to electrodes that capture two-lead electrocardiogram, or ECG, data measuring electrical activity of the heart and communicates wirelessly with a compact, handheld monitor. The monitor analyzes incoming heartbeat-by-heartbeat information from the sensor on a real-time basis by applying proprietary algorithms designed to detect arrhythmias. When the monitor detects an arrhythmic event, it automatically transmits the ECG to the CardioNet Monitoring Center, even in the absence of symptoms noticed by the patient and without patient involvement. At the CardioNet Monitoring Center, which operates 24 hours a day and 7 days per week, experienced certified cardiac monitoring specialists analyze the sent data, respond to urgent events and report results in the manner prescribed by the physician. The CardioNet System currently stores at least 96 hours of ECG data, in contrast to 10 minutes for a typical event monitor. We are in the process of upgrading our monitors to provide expanded storage of 21 days of ECG data. The CardioNet System employs two-way wireless communications, enabling continuous transmission of patient data to the CardioNet Monitoring Center and permitting physicians to remotely adjust monitoring parameters and request previous ECG data from the memory stored in the monitor.

        Since our commercial introduction of the CardioNet System in January 2003, physicians have enrolled over 95,000 patients in the CardioNet System. Through the end of 2006, we marketed our solution in select territories, principally in 23 states in the Mid-Atlantic, Northeast and Midwest. In addition, we have achieved reimbursement at payment levels that we believe reflects the clinical efficacy of the CardioNet System relative to existing technologies. We have secured direct contracts with 154 commercial payors, which, combined with Medicare, represent more than 154 million covered lives, as of June 30, 2007.

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  Publication of Randomized Clinical Trial.    We recently completed a 300-patient randomized clinical trial finding that the CardioNet System provided a significantly higher diagnostic yield compared to traditional loop event monitoring, including loop event monitoring incorporating a feature designed to automatically detect certain arrhythmias. We are using the clinical evidence from this trial to both drive continued physician adoption of our solution and to attempt to secure contracts with 21 additional commercial payors, representing approximately 95 million covered lives, who had previously required proof of product superiority evidenced by a published randomized clinical trial. Since publication of the trial results in March 2007, we have secured contracts with two of these 21 payors, representing over 10 million covered lives.

  •
  Acquisition of PDSHeart, Inc.    On March 8, 2007, we acquired PDSHeart, Inc. for an aggregate purchase price of $51.6 million. The $51.6 million purchase price was comprised of $44.3 million in cash at closing, $5.2 million in assumed debt, $1.4 million in transaction expenses and the assumption of a $0.7 million liability related to payments due to certain key employees of PDSHeart on March 8, 2008. Approximately $1.5 million of the assumed debt was satisfied through the issuance of 1,456 shares of our mandatorily redeemable convertible preferred stock at an original issue price per share of $1,000. In addition to the $51.6 million, we agreed to pay PDSHeart shareholders $5.0 million of contingent consideration in the event of a qualifying liquidation event, including a public offering or acquisition. Due to the contingent nature of this payment, no liability has been recorded in our historical financial statements. PDSHeart provides event, Holter and pacemaker monitoring services in 48 states. Event monitoring and Holter monitoring represented approximately 80% and 16%, respectively, of PDSHeart's $20.9 million in revenues for the year ending December 31, 2006. For the year ended December 31, 2006, PDSHeart provided event monitoring services to approximately 76,000 patients. We believe that the acquisition of PDSHeart can have numerous benefits for us, including the opportunity to cross sell into our respective customer bases and the ability to become a "one stop shop" for arrhythmia monitoring services given our full spectrum of solutions, ranging from our differentiated CardioNet System to event and Holter monitoring. We believe that only approximately 5% of our accounts overlapped with those of PDSHeart at the time of the acquisition, due primarily to our complementary geographic coverage. In 2006, we derived approximately 75% of our revenues from sales of our CardioNet System in the Northeast states, while PDSHeart derived approximately 80% of its revenues in states outside the Northeast. As a result, the acquisition has accelerated our market expansion strategy by providing us with immediate access to a sales force with existing physician relationships capable of marketing our CardioNet System in areas of the country where it had previously not been sold. Our sales force increased from 27 account executives at December 31, 2006 to 77 account executives as of June 30, 2007, largely as a result of the PDSHeart acquisition. On a pro-forma basis, for the six months ended June 30, 2007, revenues were $32.6 million, including $4.1 million of revenues recorded by PDSHeart prior to the acquisition.

        We believe that our integrated patient monitoring platform can be utilized for future applications in multiple markets beyond arrhythmia monitoring. We believe that we have growth opportunities in clinical trial monitoring, where we have developed additional FDA-cleared algorithms for specific cardiac data required in clinical trials, and in comprehensive disease management for congestive heart failure, diabetes and other diseases. We believe that our technology could also be used to create "instant telemetry beds" in hospitals, particularly in rural hospitals, step-down units or skilled nursing facilities to help cope with acute nursing shortages by reducing the number of nurses needed to oversee ECG monitoring. In addition, the significant capital equipment costs associated with in-facility based ECG telemetry could be avoided through the use of the CardioNet System.

Industry Overview

  Overview of Cardiac Arrhythmias

        An arrhythmia is categorized as a temporary or sustained abnormal heart rhythm that is caused by a disturbance in the electrical signals in the chambers of the heart. Proper transmission of electrical signals to the heart is necessary to ensure effective heart function. There are two main categories of arrhythmia: tachycardia, meaning too fast a heartbeat, and bradycardia, meaning too slow a heartbeat.

        Arrhythmias affect more than four million people in the United States. According to the American Heart Association, arrhythmias result in more than 780,000 hospitalizations and contribute to approximately 480,000 deaths each year. A number of factors can contribute to arrhythmias including cardiovascular disease, high blood pressure, diabetes, smoking, excessive consumption of alcohol or caffeine, illicit drug abuse or stress. An arrhythmia may be a symptom of serious cardiovascular disease and, if left undiagnosed and untreated, can lead to stroke, other serious complications or even death. Examples of arrhythmias and their consequences include:

  •
  Atrial fibrillation.    The most prevalent arrhythmia is atrial fibrillation, an arrhythmia that affects approximately 2.2 million Americans and is characterized by a rapid, irregular quivering of the upper chambers of the heart. According to the Framingham Study published in 2004, one in four people over the age of 40 in the United States has a lifetime risk of developing atrial fibrillation, and the incidence of atrial fibrillation increases with age. According to the American Heart Association, approximately 15% to 20% of the estimated 700,000 strokes that occur annually in the United States are attributable to atrial fibrillation and people with atrial fibrillation are approximately five times more likely to have a stroke.

  •
  Ventricular Tachycardia.    Ventricular tachycardia is a potentially life-threatening arrhythmia initiated in the lower chambers of the heart. It can interfere with the ability of the heart to pump blood and may degenerate into ventricular fibrillation requiring CPR and defibrillation. It can occur with or without apparent heart disease.

  •
  Syncope.    While not an arrhythmia, syncope, or fainting, many times results from an arrhythmia. It is the temporary loss of consciousness because of a sudden decline in blood flow to the brain that may be the result of tachycardia or bradycardia. Syncope accounts for 1% to 3% of emergency department visits and up to 6% of hospital admissions each year in the United States.

        The ability to diagnose or rule out an arrhythmia as a symptom of a cardiac condition is important both to treat those patients with serious cardiovascular diseases as well as to identify those patients that may not require further medical attention.

  Evolution of Traditional Arrhythmia Monitoring Technologies

        Arrhythmias may be diagnosed either in a physician's office or other health care facility or remotely by monitoring a patient's heart rhythm. Typically, physicians will initially administer a resting ECG that monitors the electrical impulses in a patient's heart. If a physician determines that a patient needs to be monitored for a longer period of time to produce a diagnosis, the physician will typically prescribe an ambulatory cardiac monitoring device, such as a Holter monitor or an event monitor.

        Some physicians own their own ambulatory cardiac monitoring devices and provide ambulatory monitoring services directly to their patients, while other physicians outsource the services to third party providers. In the wake of increasing legal and compliance requirements surrounding ambulatory cardiac monitoring, including a 2003 Medicare decision requiring 24 hour per day monitoring stations, the increasing trend is for physicians and hospitals to outsource their monitoring needs to independent providers.

        If either the Holter monitor or event monitor are negative or inconclusive and the physician still suspects an arrhythmia as the cause of the symptom, the physician may decide to prescribe additional, more expensive testing or hospitalize the patient in a telemetry unit (continuously attended ECG monitoring). In-hospital telemetry is expensive and therefore is only utilized selectively and for short time periods, and the monitored data is often not reflective of real-life cardiac activity.

  Holter Monitors

        A Holter monitor is an ambulatory cardiac monitoring device, first used in 1961, that is generally worn by a patient for a one or, in rare instances, two day period in order to record continuous ECG data. After the one or two day period, the magnetic or digital storage, or other medium containing the data recorded by this device, is delivered by hand, mail or internet for processing and analysis by the physician or a third party service provider. Despite the advent of newer technologies, Holter monitoring continues to be used today for patients whose suspected arrhythmia is believed to occur many times during the course of a day, in which case a Holter is often effective or adequate. However, for a patient that has an unpredictable or intermittent arrhythmia, a Holter may not provide clinically useful information due to the insufficient duration of the monitoring period. In addition, as a result of the typical one to three day reporting delay and the lack of real-time physician notification, patients may not receive timely diagnosis of their condition. Any artifact, or noise, in the data will not be discovered until the test is analyzed. A 2005 Frost & Sullivan study reported that Holters have been found to be effective in diagnosing arrhythmias only 10% of the time.

  Event Monitors

        Beginning in the 1980s, a new category of ambulatory cardiac monitoring devices called event monitors emerged, with the most common type referred to as manual-trigger loop event monitors. An event monitor records several minutes of ECG activity at a time and then begins overwriting the memory, a process referred to as memory loop recording. When a patient feels the symptoms of an event, he or she pushes a button to activate the recording, which typically freezes 45 seconds of ECG data before symptom onset and records 15 seconds live following the symptom. Event monitors have limited memory, usually less than 10 minutes, and can generally store data concerning between one and six cardiac events. The patient must transmit the event data to the monitoring center, typically by phone, and then erase the memory. To the extent that the patient does not call in and transmit data concerning an event, the device will become unable to store future event data once the device event storage is full.

        Event monitors offer certain advantages over Holters given that they are worn over a period of up to 30 days, instead of the one to two day Holter period. However, event monitors have significant shortcomings. Manual-trigger loop event monitors capture only cardiac events associated with symptoms detectable by the patient and not asymptomatic cardiac events. In our experience, only 15% to 20% of clinically significant cardiac events are symptomatic, meaning that the patient can feel them as they occur. Other drawbacks of manual-trigger loop event monitors include the limited data storage, the lack of trend data, and poor patient compliance relating to the requirement that the patient must both trigger and transmit events.

        A newer version of event monitoring devices was introduced in 1999 called the auto-detect loop event monitor. The auto-detect loop event monitor also records using a very short memory loop and event storage capability, capturing several minutes of heart activity at a time before starting over, but incorporates basic algorithms that look at fast, slow or irregular heart rates and, in some instances, pauses to automatically detect certain asymptomatic arrhythmias. Similar to manual-trigger loop event monitors, the auto-detect loop event monitor requires the patient to call in and transmit the event by reaching the physician or a technician at a physician's office or a monitoring center and holding the cardiac event monitor up to a telephone to transmit the event data. The latest development in auto-detect loop event monitoring, not yet widely adopted by physicians, is referred to as auto-detect/auto-send. Auto-detect/auto-send loop event monitors have the ability to send captured event data to a monitoring center via cell phone, instead of requiring patients to manually transmit event data. Patients do not have the ability to correlate symptoms to the event via the monitor and are required to carry a diary and make contact with the monitoring center to report symptoms. We believe the algorithms in these monitors were not subject to the same level of FDA scrutiny prior to marketing as the CardioNet

System algorithm and therefore have not received the same FDA clearance. These monitors still continue to suffer from limited data storage and limited algorithm capabilities. To our knowledge, randomized prospective peer reviewed clinical trials have not yet been conducted to demonstrate any improvement in diagnostic yield between the standard loop monitors and the newer auto-trigger or auto-trigger/auto-send monitors.

  Shortcomings of Traditional Arrhythmia Monitoring

        Despite major advances in cardiology with new therapeutic drugs, such as beta blockers and statins, and new therapeutic devices and procedures over the last several decades, there have been few advances in ambulatory monitoring. We believe that there is a significant opportunity for new arrhythmia monitoring solutions that exploit the convergence of wireless, low power microelectronic and software technologies to address the shortcomings of traditional Holter and event monitors. Existing technologies have one or more drawbacks including inability to detect asymptomatic events, failure to provide real-time data, memory constraints, frequent inaccurate diagnoses and an inability to monitor patient compliance and interaction. These drawbacks often lead to suboptimal diagnostic yields, adversely impacting clinical outcomes and health care costs.

Our Solution

        We have developed an ambulatory, continuous and real-time arrhythmia monitoring solution that we believe represents a significant advancement over event and Holter monitoring. The CardioNet System incorporates a patient-worn sensor attached to leads that captures ECG data and communicates wirelessly with a compact monitor that analyzes incoming information by applying proprietary algorithms designed to detect arrhythmias and eliminate data noise. When the monitor detects an arrhythmic event, it automatically transmits the ECG data to the CardioNet Monitoring Center, where experienced certified cardiac monitoring specialists analyze the sent data, respond to urgent events and report results in the manner prescribed by the physician. The CardioNet System, on average, is worn by the patient for a period of approximately 14 days.

        The CardioNet System results in a high diagnostic yield of clinically significant arrhythmias, allowing for real-time detection and analysis as well as timely intervention and treatment. In a recently completed randomized 300-patient clinical study, the CardioNet System detected clinically significant arrhythmias nearly three times as often as traditional loop event monitors in patients who have previously experienced negative or nondiagnostic Holter monitoring.

        We believe that the CardioNet System offers the following advantages to physicians, payors and patients:

  •
  Real-time, continuous data.    The CardioNet System initiates real-time analysis and automatic transmission as events occur, which allows physicians to receive urgent notifications in a timely manner. In contrast, most event monitors require the patient to go to a phone and call in to transmit the event data, which may not happen until hours or days after the event, or at all if the patient is not compliant.

  •
  Expanded memory.    The CardioNet System currently stores at least 96 hours of ECG data, considerably more than the typical 10 minutes of memory of event monitors. We are in the process of upgrading our monitors to store 21 days of ECG data. Event monitors have capacity to store multiple events, but generally store only between one and six cardiac events, a subset of which may be unusable depending on degree of data artifacts. To the extent that the patient does not call in and transmit an event, once the event monitor is full, it may become unable to capture future events. The CardioNet System not only provides up to 21 days of memory to prevent inadvertent loss of data, but also presents physicians with trend data for heart rate and atrial fibrillation burden.

    •
    Increased compliance through technology and reduced patient interaction.    The CardioNet System works without patient interaction, automatically detecting and transmitting asymptomatic events. Event monitors typically require the patient to call in and transmit the event by reaching the physician or a technician at a physician's office or a monitoring center and holding the event monitor up to a telephone to transmit the event data. The CardioNet System increases patient compliance by alerting the patient through the monitor of loss of communication between the sensor and monitor or that a lead has become detached. Physicians are able to confirm the patient wore the monitor through the daily reports provided to physicians.

  •
  Reflects real-life cardiac activity.    Patients using the CardioNet System can continue normal activities, including activities that may trigger an arrhythmia.

  •
  Symptom correlation.    Patients experiencing a symptom record details of their symptom and activity data on the touch-screen of the CardioNet System monitor, which allows physicians to correlate the information to the underlying ECG data.

  •
  Detection of asymptomatic events.    We have developed a proprietary, FDA-cleared ECG detection algorithm that automatically identifies arrhythmic events, even in the absence of symptoms noticed by the patient.

  •
  Minimization of data artifacts or "noise".    We have designed our algorithms to eliminate data artifacts to reduce inaccurate diagnoses and enable more efficient data review by both physicians and the certified cardiac monitoring specialists in the CardioNet Monitoring Center. In contrast, we believe that certain of the algorithms in the auto-detect loop event monitors rely on simplistic triggers relating to high, low and irregular heart rates and, in some cases, pauses in heart rate, and consequently result in frequent inaccurate diagnoses.

  •
  Two-way wireless capabilities for transmission, remote programming and data retrieval.    The CardioNet System allows two-way wireless communications, compared to most or all event monitors which only support one-way transmissions. With the CardioNet System, physicians can adjust device parameters remotely, "check in" on the patient and request ECG data from the previous 96 hours, or 21 days for our next generation and upgraded monitors. Our next generation monitor also allows for voice capabilities in addition to text messaging capabilities.

  •
  Potential reduction in health care costs.    We have demonstrated increased diagnostic yield as compared to event monitoring, which we believe may reduce "time to diagnosis" and reduce health care costs resulting from repeated emergency room and physician visits, additional diagnostic testing, prolonged hospitalizations for the sole purpose of arryhythmia monitoring and unnecessary hospitalizations for drug initiation and titration, as well as expenditures resulting from stroke and other serious cardiovascular complications.

  •
  Tailored and customized to physician's needs.    The prescribing physician selects patient-specific monitoring thresholds and response parameters. The physician selects the events to be monitored and the level and timing of response by the CardioNet Monitoring Center — from routine daily reporting to urgent "stat" reports. Physicians can review the data by fax or internet, depending on their preferences.

        Following our acquisition of PDSHeart, we also offer traditional event and Holter monitoring services, positioning us as a "one stop shop" for arrhythmia monitoring solutions. We provide cardiologists and electrophysiologists who prefer to use a single source of arrhythmia monitoring solutions with a full spectrum of those solutions, ranging from our differentiated CardioNet System to traditional event and Holter monitoring.

Our Business Strategy

        Our goal is to maintain our position as the leading provider of ambulatory, continuous and real-time outpatient monitoring services by establishing our proprietary integrated technology and service offering as the standard of care for multiple health care markets. The key elements of the business strategy by which we intend to achieve these goals include:

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  Continue to Educate the Market on the Higher Diagnostic Yield of Our Differentiated Arrhythmia Monitoring Solution.    We intend to continue to educate cardiologists and electrophysiologists on the benefits of using the CardioNet System to meet their arrhythmia monitoring needs, stressing the increased diagnostic yield and their ability to use the clinically significant data to make timely interventions and guide more effective treatments. Physicians have responded favorably to our comprehensive and responsive service delivery model which allows predetermined notification criteria tailored to the patient by the physician, while driving increased patient compliance and resulting in positive patient experiences. In 2007, we launched a new campaign for our CardioNet System entitled "Without Peer" aimed at building brand awareness and customer preference over other monitoring solutions. The "Without Peer" campaign reflects our belief that the CardioNet System is superior to other arrhythmia monitoring solutions.

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  Capitalize on Clinical Trial Results to Enhance Payor Relationships.    We have pioneered reimbursement for our advanced monitoring solution at levels that we believe reflects its clinical efficacy relative to existing technologies. At year-end 2004, we had contracts with 41 commercial payors representing 33 million covered lives. Our efforts in the last two years have resulted in contracts with 143 commercial payors and Medicare, representing more than 142 million covered lives, as of June 30, 2007. We recently completed a 300-patient randomized clinical trial that found that the CardioNet System provided a significantly higher diagnostic yield compared to traditional loop event monitoring, including technology incorporating a feature designed to automatically detect certain arrhythmias. We intend to use the clinical evidence from this trial to secure contracts with 21 commercial payors, representing approximately 95 million covered lives, which had previously required proof of product superiority evidenced by a published randomized clinical trial. Since publication of the trial, we have secured contracts with two of these 21 payors, representing over 10 million covered lives. Several of the remaining payors have indicated that they do not believe that the data from the clinical trial is sufficient. We continue to work with these and other payors to secure reimbursement contracts.

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  Position CardioNet as "One Stop Shop" for Arrhythmia Monitoring.    Through our recent acquisition of PDSHeart, we are able to offer to physicians both the CardioNet System and event and Holter monitors. We believe that certain cardiologists and electrophysiologists prefer to use a single source of arrhythmia monitoring solutions with a full spectrum of those solutions.

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  Leverage Expanded Sales Footprint to Enhance Market Penetration.    With the acquisition of PDSHeart, we now provide services to patients in 48 states. Our sales force increased from 27 account executives at December 31, 2006 to 77 account executives as of June 30, 2007, largely as a result of the PDSHeart acquisition, and we intend to continue to add sales capacity. The acquisition accelerated our market expansion strategy by providing us with immediate access to a sales force with existing physician relationships capable of marketing our CardioNet System in areas of the country where it had previously not been marketed or sold.

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  Leverage Monitoring Platform to New Market Opportunities.    We believe that the CardioNet System is a platform that can be leveraged for applications in multiple markets. We have made a significant investment in infrastructure and technology. Our investment includes designing and implementing an integrated technology and service network, establishing a sophisticated data services architecture in conjunction with our data partner QUALCOMM, creating a dedicated central monitoring service center, and internally developing advanced algorithms which sense, analyze and process data. While our initial focus has been on arrhythmia diagnosis and monitoring, we intend to expand into new market areas such as cardiac monitoring for clinical trials, including QT prolongation and arrhythmia trials, and comprehensive disease management for congestive heart failure, diabetes and other diseases that require outpatient or ambulatory monitoring and management. We believe that our technology could also be used to create "instant telemetry beds" in hospitals, particularly in rural hospitals, step-down units or skilled nursing facilities to help cope with acute nursing shortages by reducing the number of nurses needed to oversee ECG monitoring and reduce capital equipment costs.

Monitoring with the CardioNet System

  Initiation of Service

        A physician prescribing the CardioNet System for his patient completes an enrollment form that describes the length of time during which the patient should be monitored, together with patient-specific monitoring thresholds and response parameters. Once the patient has been enrolled, a CardioNet representative contacts the patient to coordinate delivery and schedule a telephonic patient-education session on the use of the CardioNet System. Prior to January 2006, our standard practice was to provide in-home patient education and service initiation. By transitioning to telephonic patient education, which now accounts for approximately 91% of new patient starts, we were able to substantially lower our cost of sales, contributing to an improvement in gross profit margins from 55% for the three months ended December 2005 to 69% in the comparable period in 2006.

  Monitoring

        A lightweight sensor (worn as a pendant or on a belt clip) attached to leads records two channels of ECG. The sensor constantly communicates wirelessly with the monitor, a compact handheld unit which can be tucked into a pocket or purse. The monitor analyzes incoming information from the sensor on a real-time basis by applying proprietary algorithms designed to detect arrhythmias.

        When the monitor detects an arrhythmic event (defined by the values prescribed by the patient's physician), it transmits the ECG to the CardioNet Monitoring Center, even in the absence of symptoms noticed by the patient and without patient interaction. When patients experience a symptom, they select their symptom and the contemporaneous activity level through the monitor's touch-screen. Once completed, the monitor automatically transmits the event to the CardioNet monitoring center for review. When at home, the patient can place the monitor in a base station, which allows recharging and enables automated data transmission through the standard telephone line in the patient's home. Historically, our monitors stored 96 hours of ECG data. We are upgrading our monitor inventory to enable 21 days of ECG data storage.

        The monitor allows two-way wireless communications, enabling the CardioNet Monitoring Center to adjust device parameters, "check in" on the patient and pull previous ECG data, over standard telephone lines and through cellular coverage. The monitors allow for text messaging and our C3 monitor also has voice capabilities. Most other ambulatory devices on the market, such as most event monitors, only support one-way transmissions.

  Central Monitoring Station/Data Transmission Network

        At the CardioNet Monitoring Center, an Independent Diagnostic Testing Facility certified by Medicare, experienced certified cardiac monitoring specialists analyze the sent data, respond to urgent events and report results in the manner prescribed by the physician and monitor patient compliance. The CardioNet Monitoring Center operates 24 hours a day, 7 days per week. The data transmission is accomplished through (i) a wireless cell phone modem in the monitor or (ii) through the telephone line modem in the base station.

  Physician Notification

        When prescribing the CardioNet System, the physician selects the events to be monitored and the level and timing of response by the CardioNet Monitoring Center — from routine daily reporting to urgent "stat" reports. Physicians can review the data in the media they prefer — fax or internet. Reports have been designed to allow rapid review of results, graphing related data and trends. The following is a summary of the types of reports we provide:

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  Daily Report, which includes:

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  Heart rate trending chart;

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  Charts describing the frequency and duration of atrial fibrillation;

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  Summary of ECG activity from the prior 24 hours;

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  Description of symptoms and associated activity level if reported by patient; and

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  Description of urgent ECG data transmitted during the prior 24 hours.

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  Urgent Report

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  When a patient's ECG and/or symptom meets pre-prescribed physician notification criteria, the physician is notified immediately and provided with the relevant ECG data, along with the symptoms and activity reported by the patient. Physicians are also allowed to revise notification criteria if applicable to prevent future false alarms.

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  Fetch Report

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  Provides customized information from the monitor at the request of the physician for any period during the previous 96 hours, or 21 days for our next generation and upgraded monitors. We are in the process of upgrading our existing monitors and building new monitor inventory with storage for 21 days of ECG data.

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  End of Service Summary Report

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  At the completion of the patient's monitoring, a report is prepared describing the length of the monitoring service and all reports that were prepared for the patient during the monitoring service.

Other Arrhythmia Monitoring Services

        In addition to the CardioNet System, we also offer Holter and event monitoring services that are marketed and serviced by PDSHeart.

  Holter Monitoring Services

        The Holter monitor is a small portable ECG recorder designed to record a continuous ECG signal for one to, in rare instances, two days. The Holter monitor has five to seven leads that are attached to electrodes, which are typically placed on the patient in the physician's office. Patients are instructed to wear the monitor continuously while they go about normal daily routine, including sleeping. During the monitoring period, the Holter monitor stores an image of the electrical impulses of every heartbeat or irregularity in either digital format on an internal compact flashcard or in analog format on a standard cassette tape located inside the monitor. Approximately 13% of our Holters are analog tape and the remaining 87% use digital flashcard technology. At the conclusion of the monitoring period, the patient returns to the physician office to have the monitor disconnect. After the patient returns home, the stored data is mailed or sent electronically through a secure web transfer to our Holter lab where our trained cardiac technicians analyze the data, generate a report of the findings and return the results back to the physician in less than 24 hours. The physician then interprets the results and determines the next step for the patient. Our Holter lab is distinct from the CardioNet Monitoring Center which is used for the CardioNet System. We estimate that PDSHeart provided Holter monitoring services to approximately 42,000 patients in 2006.

  Event Monitoring Services

        The event monitor is a small portable ECG recorder about the size of a pager designed to record and store up to 540 seconds of ECG signal. Event monitors are placed on the patient in the physician's office and worn typically for 30 days. Our event monitoring services provides physicians with the flexibility to prescribe both memory loop event monitors and non-loop event monitors. In 2006, approximately 85% of our event monitors prescribed by physicians were memory loop event monitors and the remaining 15% prescribed were non-loop event monitors. The memory loop event monitor has two to four leads that are attached to electrodes, which are placed on the patient's chest. The memory loop event monitor continuously records and stores the previous 60 seconds of ECG signal in internal loop memory. When a patient becomes symptomatic, he or she activates the monitor by pressing the record button which stores the 60 seconds of existing loop memory and an additional 30 seconds of ECG signal following patient activation. The stored data is considered one cardiac event and provides physicians a snapshot of the ECG signal recorded immediately before and during a patient's symptoms. Some of our memory loop event monitors have an internal algorithm that can automatically activate the monitor based on rate thresholds and irregular rhythms. Our non-loop event monitors are kept with the patient at all times. When a patient experiences symptoms, our non-loop event monitors will typically record and store 30 seconds of ECG signal immediately following activation and placement in direct contact with the patient's chest. Our event monitors have a capacity to store one to six cardiac events before the patient must transmit the data telephonically to one of three event monitoring centers where our trained cardiac technicians analyze the data, generate a report of the findings and return the results back to the physician in less than 24 hours. The physician then interprets the results and determines the next step for the patient. Once transmitted, the internal memory in the monitor is erased and the patient can resume activating the monitor to record further cardiac events. Our three event monitoring centers are distinct from the CardioNet Monitoring Center which is used for the CardioNet System. We estimate that PDSHeart provided event monitoring service to approximately 76,000 patients in 2006.

  Pacemaker Monitoring Services

        Following the implantation of a pacemaker, certain physicians refer patients to us for periodic monitoring and evaluation of the device based on a pre-determined frequency set by the referring physician. The patient is provided a transmitter device that we use to telephonically transmit data that we use to monitor the life and function of the pacemakers. For the year ended December 31, 2006, PDSHeart preformed approximately 26,000 pacemaker tests.

CardioNet Patient Monitoring Platform

        The CardioNet System is a patient monitoring platform that we believe can be leveraged for applications in multiple markets. We designed the CardioNet System to connect sensors and analysis devices on the patient's body (which could include ECG, weight, blood pressure, glucose and others) to a monitoring center through the use of a wireless data transmission network. Our advanced technology allows the patient system to be housed in a small, portable, non-invasive package that requires limited patient involvement and compliance. The extended monitoring period and portability of the CardioNet System enables the capture and analysis of real-life patient activity through sophisticated patient information management systems and the transmission of such data.

        We have made a significant investment in infrastructure and technology over a six year period. We have raised over $200 million in capital and spent seven years developing and deploying a proprietary integrated patient monitoring platform that incorporates a wireless data transmission network, internally developed software, FDA-cleared algorithms and medical devices, and a 24-hour digital monitoring service center. Our investment includes designing and implementing an integrated technology and service network, establishing a sophisticated data services architecture in conjunction with our data partner QUALCOMM, creating a dedicated central monitoring service center, and internally developing advanced algorithms which sense, analyze and process data.

  Next Generation CardioNet System Technology Pipeline

        We have been marketing our second generation CardioNet System, referred to as C2, since 2004. We have developed a third generation system called C3 which features several technology enhancements including:

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  new monitor, which will be roughly half the size and weight of the existing monitor;

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  new sensor;

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  voice capability;

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  new 510(k) cleared, proprietary algorithm; and

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  expanded memory storage of 21 days.

        The cost of manufacturing C3 will be approximately 34% less than the cost of manufacturing the older generation device. We received FDA 510(k) clearance for the C3 system, including the new algorithm, and began commercial delivery of the C3 system in October 2007. Eventually, we expect that our inventory of C3 systems will replace our existing inventory of our C2 systems. In addition, we are in the process of upgrading our inventory of C2 systems in order to increase their memory storage from 96 hours of ECG data to 21 days of ECG data.

  Wireless Data Transmission Network

        The CardioNet System makes use of multiple communication networks to transmit ECG data to the technicians in the CardioNet Monitoring Center in real time. When an event meeting pre-prescribed physician notification criteria is detected by our monitor, the monitor transmits data to the CardioNet Monitoring Center over a telephone line if the monitor is in its base, or wirelessly over a cellular data network if the monitor is being used outside the base. Pursuant to our agreement, all data is sent from the monitor directly to QUALCOMM. QUALCOMM has both a primary and backup data center for high availability. QUALCOMM immediately forwards the transmission to our CardioNet Monitoring Center. The CardioNet Monitoring Center is equipped with primary and backup data centers that are fully integrated with QUALCOMM's primary and backup datacenters so that data can be easily routed through a number of paths in the event of an emergency. When data is received by the CardioNet Monitoring Center, it is processed by our technicians in order of severity and time received. Our agreement with QUALCOMM expires in September 2010 and automatically renews for successive periods for one year each, unless terminated by either party with at least 90 days advance notice to the other party. Pursuant to the agreement, we are required to indemnify QUALCOMM for all claims resulting from the provision of our services.

  Proprietary Software and Algorithms

        We have developed a proprietary software platform which is at the core of the CardioNet System. In the last six years, we have had more than 25 major software releases. Key software includes:

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  ECG Detection Algorithm.    The CardioNet System monitor analyzes incoming information from the sensor on a real-time basis by applying proprietary algorithms which are designed to detect arrhythmias. Our original CardioNet System layered CardioNet-developed algorithms on top of a commercially available algorithm. In October 2005, we received FDA 510(k) clearance for a next generation ECG detection algorithm we use in the C3, to which one or more patents or patent applications relate.

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  Patient Enrollment and Management System.    The CardioNet System features separate HIPAA compliant websites for each physician practice that allow physicians to review, edit and print patient reports. We also maintain demographic information for each physician practice enrolled with us which enables members of the CardioNet monitoring center to immediately contact a physician whose patient experiences a clinically significant event described in predefined monitoring thresholds provided to us by the physician.

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  Monitoring Services Application.    The monitoring services application is a software application included within the CardioNet Monitoring Center that analyzes incoming data from a patient-worn sensor on a real time basis. When the monitor detects an arrhythmic event (defined by the values prescribed by the patient's physician), it transmits the ECG data to the CardioNet Monitoring System for our review. The ECG data is reviewed by one of our monitoring specialists and a determination is made as to the "stat" nature of the data and if the physician should be notified. Our monitoring services application provides the basis for the daily, urgent and fetch reports that we send to physicians and stores at least 96 hours of ECG data. In addition, we are in the process of upgrading our existing monitors to provide expanded storage of 21 days of ECG data.

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  Work Order System.    The CardioNet System tracks each patient from the time their use of the CardioNet System is prescribed by their physician through the time that the patient completes use of the CardioNet System, returns the CardioNet System to us and is released for billing. We are able to schedule and track relevant events such as the date we provide in-home patient education and service initiation to our patients and the dates that we ship and receive our CardioNet System to and from each patient.

Sales and Marketing

        We market our arrhythmia monitoring solutions, including the CardioNet System, primarily to cardiologists and electrophysiologists, who are the physician specialists who most commonly diagnose and manage patients with arrhythmias. We have grown our sales force from 27 account executives at December 31, 2006 to 77 account executives as of June 30, 2007, principally as a result of our acquisition of PDSHeart. In 2006, we derived approximately 75% of our revenues from sales of our CardioNet System in the Northeast states, while PDSHeart derived approximately 80% of its revenues in states outside the Northeast. Today, we market our arrhythmia monitoring solutions in 48 states.

        We attend trade shows and medical conferences such as the Heart Rhythm Society, American College of Cardiology, American Heart Association, Syncope Symposium, and the annual Atrial Fibrillation Conference in Boston to promote the CardioNet System and to meet medical professionals with an interest in performing research and reporting their results in peer-reviewed medical journals and at major medical conferences. We also sponsor peer-to-peer educational opportunities and participate in targeted public relations opportunities. In 2007, we launched a new campaign for our CardioNet System entitled "Without Peer" aimed at building brand awareness and customer preference over other monitoring solutions. The "Without Peer" campaign reflects our belief that the CardioNet System is superior to other arrhythmia monitoring solutions.

Reimbursement

  CardioNet System

        Arrhythmia monitoring with the CardioNet System involves two different types of reimbursement — technical services and professional services.

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  Technical Services.

            CardioNet receives reimbursement for the technical component related to the monitoring services provided by the CardioNet Monitoring Center, located in Conshohocken, Pennsylvania. The reimbursement is either provided by the Medicare Part B carrier for Pennsylvania on behalf of the Centers for Medicare and Medicaid Services or commercial payors. The technical component of our service is billed under the non-specific billing, or CPT, Code "93799." Unlike dedicated CPT codes approved by the AMA and CMS, claims using non-specific codes may require semi-automated or manual processing, as well as additional review by payors. The claims processing requirements associated with a nonspecific code can make our services less attractive to physicians. Furthermore, the Medicare reimbursement rate for non-specific codes is determined by local contractors. As a result, the reimbursement rates associated with that code is subject to change without notice. A request has been made to the CPT Editorial Panel to obtain a CPT code for our CardioNet System, with the goal of receiving a Category 1 CPT code from the AMA Coding Committee in 2009, but we cannot guarantee that we will receive a specific Category 1 CPT code for the CardioNet System in that timeframe, or at all.

            As of June 30, 2007, our coverage with Medicare represented approximately 40 million covered lives, and we had secured contracts with 154 commercial payors which, combined with Medicare, represented approximately 154 million covered lives. We enter into contracts with commercial payors pursuant to which we receive reimbursement for our technical services. Such contracts typically provide for an initial term of between one and three years and provide for automatic renewal. Either party can typically terminate these contracts by providing between 60 to 120 days prior notice to the other party at any time following the end of the initial term of the agreement. The contracts provide for an agreed upon reimbursement rate, which in some instances is tied to the rate of reimbursement we receive from Medicare. Pursuant to these contracts, we generally agree to indemnify our commercial payors for damages arising in connection with the performance of our obligations thereunder.

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  Professional Services.

            Our physician customers receive reimbursement for professional interpretation by commercial payors or Medicare carriers within the state where they practice. The reimbursement reflects payment for daily interpretation of enrollment patients or on a case rate or per day basis. We have an internal team of reimbursement professionals who call on Medicare and private payors to help facilitate physician reimbursement.

        We recently completed a 300-patient randomized clinical trial that found that the CardioNet System provided a significantly higher diagnostic yield compared to traditional loop event monitoring, including technology incorporating a feature designed to automatically detect certain arrhythmias. We are using the clinical evidence from this trial to attempt to secure contracts with 21 additional commercial payors, representing approximately 95 million covered lives, who had previously required proof of product superiority evidenced by a published randomized clinical trial. Since publication of the trial, we have secured contracts with two of these 21 payors, representing over 10 million covered lives.

Several of the remaining payors have indicated that they do not believe that the data from the clinical trial is sufficient. We continue to work with these and other payors to secure reimbursement contracts.

        The following charts demonstrates the growth in payors who covered the CardioNet System on a quarterly basis during the time period beginning in the third quarter of 2003 through the fourth quarter of 2006:

Covered Lives — Commercial	Direct Contracts — Commercial

  Other Arrhythmia Monitoring Solutions

        Our other arrhythmia monitoring services, including event, Holter and pacemaker monitoring services, are reimbursed by commercial payors and government programs including Medicare. We also have direct arrangements with physicians who purchase our services and then submit claims for them directly to commercial and government payors. In some cases, patients may pay out-of-pocket on a fee for service basis. Generally our other arrhythmia monitoring services are billed using specific codes describing those services. Those codes are part of the CPT coding system which was established by the American Medical Association to describe services provided by physicians and other suppliers such as PDSHeart. The rate at which we are reimbursed by commercial payors and physicians (in those cases where physicians purchase our services) for our event, Holter and pacemaker monitoring services are negotiated between PDSHeart and the individual commercial payor or physician. Medicare pays for our services through the Physician Fee Schedule. These reimbursement rates are determined annually by CMS and are made available to the public through publication in the Federal Register and the CMS website. Reimbursement made by physicians for purchased services is made at fair market value. The determination of fair market value is subject to interpretation under federal and state anti-kickback laws. At this time, we are not aware of any government challenge or investigations involving the arrangements between PDSHeart and its physician customers.

Clinical Development

        We intend to continue to develop proof of superiority of our technology through clinical data. The three primary sources of clinical data that we have used to date to illustrate the clinical value of the CardioNet System include: (1) a randomized 300-patient clinical study; (2) our cumulative actual monitoring experience from our databases; and (3) other published studies.

  Randomized Clinical Study

        We recently completed a 17 center, 300-patient randomized clinical trial that CardioNet sponsored. We believe this study represents the largest randomized study comparing two noninvasive arrhythmia monitoring methods.

        The study was designed to evaluate patients who were suspected to have an arrhythmic cause underlying their symptoms, but who were a diagnostic challenge given that they had already had a nondiagnostic 24-hour Holter monitoring session or four hours of telemetry within 45 days prior to enrollment. Patients were randomized to either the CardioNet System or to a loop event monitor for up to 30 days. Of the 300 patients who were randomized, 266 patients who completed a minimum of 25 days of monitoring were analyzed (134 patients using CardioNet System and 132 patients using loop event monitors).

        Inclusion criteria included a high clinical suspicion of a malignant arrhythmia and symptoms of syncope, presyncope or severe palpitations occurring less frequently than once per 24 hours. Exclusion criteria included severe heart failure (as denoted by New York Heart Association Class IV), myocardial infarction (heart attack) within the prior three months, candidacy for or recent heart valve surgery, and a history of certain sustained tachycardias called ventricular tachycardia or ventricular fibrillation.

        The primary endpoint was the confirmation or exclusion of a probable arrhythmic cause of the patient's symptoms, defined as "diagnosis." Study investigators classified any arrhythmias during the monitoring period as being either "clinically significant" or "clinically insignificant." "Confirmation" was based on investigators' assessment of the likelihood that a clinically significant arrhythmia caused the patient's presenting symptoms. "Exclusion" of a probable arrhythmic cause was determined if any reported symptoms were not associated with an arrhythmia. Monitoring was considered "nondiagnostic," or nonconclusive, if patients remained asymptomatic during the monitoring period with either no arrhythmia or only a clinically insignificant arrhythmia document. The study concluded that the primary endpoint was met.

        Eric Prystowsky, a member of our board of directors and medical advisory board, is the chief editor of the journal in which the study was published. Dr. Prystowsky recused himself from the journal's review of the study and a guest editor was chosen who selected the reviewers and oversaw the entire review process, which was blinded to Dr. Prystowsky.

        The following chart depicts data from the trial, indicating that the CardioNet System is nearly three times more successful in detecting clinically significant arrhythmias in patients than loop event monitors:

        In a subgroup of patients experiencing syncope and/or presyncope, the CardioNet System was more than three times more effective than loop event monitors in diagnosing clinically significant arrhythmias, as demonstrated in the following chart:

        The study specifically compared the success of the CardioNet System against loop event monitors in detecting patients afflicted with atrial fibrillation because of the prevalence of asymptomatic episodes that occur in cases of atrial fibrillation and the difficulty of diagnosis. Diagnosis and treatment of atrial fibrillation is important because it can lead to many other medical problems, including stroke. The following chart depicts data from the trial indicating that the CardioNet System demonstrated greater success in detecting atrial fibrillation than loop event monitors, especially in patients who were experiencing asymptomatic atrial fibrillation.

        The following chart depicts data from the trial indicating the success of the CardioNet System compared to loop event monitors in diagnosing atrial fibrillation in patients experiencing syncope and/or presyncope and who also experience asymptomatic episodes of atrial fibrillation:

  CardioNet's Monitoring Experience

        In January 2005, we completed a study of the first 100 patients who used the CardioNet System. 51% of such patients were diagnosed with clinically significant arrhythmias. 53% of patients who had previously been tested without successful diagnosis using Holter or event monitors were diagnosed with clinically significant arrhythmias by the CardioNet System. 34% of patients experienced a change of management by their physician as a result of their diagnosis using the CardioNet System. Of those, 15% were implanted with pacemakers, 6% were implanted with cardioverter-defibrillators and 12% were prescribed ablations.

  Other Studies

        Several other studies produced data indicating the usefulness and efficiency of the CardioNet System including:

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  A 19-patient study conducted at Johns Hopkins Hospital in Baltimore utilized the CardioNet System to monitor patients both pre- and post- ablation for atrial fibrillation. The patients were monitored for recurrence of atrial fibrillation and the reliability of patient symptoms in determining when atrial fibrillation was or was not occurring. Results demonstrated the unreliability of using symptoms to determine when atrial fibrillation was occurring.

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  A 42-patient study conducted at the Cleveland Clinic utilized the CardioNet System to determine the incidence of recurrence of atrial fibrillation post ablation. The study evaluated patients for asymptomatic atrial fibrillation in making decisions for anticoagulation after ablation procedures. The study showed that in this population the CardioNet System helped facilitate the decision to stop anticoagulation treatment.

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  A 39-patient study conducted at the Cleveland Clinic utilized the CardioNet System to monitor children presenting with palpitations, syncope and presyncope. The study results indicated that the CardioNet System is safe and useful for evaluation of children and adolescents with suspected arrhythmia, providing a diagnosis in 64% of subjects within four weeks. The study further reported that in this initial series, the diagnostic yield of the CardioNet System was higher than the expected yield from traditional trans-telephonic ECG event monitors in pediatric patients.

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  A 122-patient study conducted at the Care Group in Indianapolis utilized the CardioNet System to monitor patients for palpitations, syncope, presyncope and antiarrhythmic therapy consisting of drug titration and ablation. The study showed the ability of the CardioNet System to identify asymptomatic clinically significant arrhythmias such as atrial fibrillation even in patients without a history of arrhythmia, and to identify the cause of presyncope/syncope, including patients with a previous negative workup. Further, the CardioNet System allowed patients to undergo daily medication dose titration in the outpatient setting, thus avoiding hospitalizations.

Competition

        Although we believe that we have a leading market share in the mobile cardiac arrhythmia monitoring industry, the market in which we operate is fragmented and characterized by a large number of smaller regional service providers. According to Frost & Sullivan, the combined market share of CardioNet and PDSHeart in the mobile cardiac arrhythmia monitoring industry in 2006, exclusive of Holter monitoring, was approximately 24%, and the market shares of LifeWatch Corp. and Raytel Medical Corporation, the next largest participants in that market, were approximately 20% and 12%, respectively. To our knowledge, none of our competitors, including LifeWatch and Raytel, provide a monitoring solution directly competitive to our CardioNet System. A number of companies, however, provide Holter and event monitors that indirectly compete with the CardioNet System, including LifeWatch Corp. and Raytel Medical Corporation.

        We believe that the principal competitive factors that impact the success of our cardiac monitoring solutions include some or all of the following:

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  quality of the algorithm used to detect symptoms;

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  successful completion of a randomized clinical trial and publication of the results in a peer-reviewed journal;

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  quality of clinical data;

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  ease of use and reliability of cardiac monitoring solutions for patients and physicians;

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  technology performance, innovation, flexibility and range of application;

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  timeliness and clinical relevance of new product introductions;

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  quality and availability of customer support services;

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  size, experience, knowledge and training of sales and marketing staff;

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  brand recognition and reputation;

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  relationships with referring physicians, hospitals, managed care organizations and other third party payors;

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  the reimbursement rates associated with our services; and

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  value.

        We believe that we compete favorably based on the factors described above. However, our industry is evolving rapidly and is becoming increasingly competitive and the bases on which we compete may change over time. In addition, as companies with substantially greater resources than ours enter our market, we will face increased competition. For example, Royal Philips Electronics recently announced an agreement to acquire Raytel.

Intellectual Property

        To protect our proprietary rights, we rely on a combination of trademark, copyright, patent, trade secret and other intellectual property laws, employment, confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements and protective contractual provisions with our partners and other third parties.

        Patents.    As of June 30, 2007, we had 14 issued U.S. patents and seven issued foreign patents relating to functionality of individual components of the CardioNet System, operation of the total monitoring system, communication methodologies, control of data in the system, algorithms for ECG detection and analysis, and monitoring methods. We are in the process of applying for additional patents relating to various aspects of our technology, including our proprietary ECG detection algorithm. As of June 30, 2007, we had 42 U.S., foreign and international patent applications on file relating to various aspects of our technology.

        Trademarks and Copyrights.    As of June 30, 2007, we had eight trademark registrations and four pending trademark applications in the United States for a variety of word marks and slogans. Our trademarks are an integral part of our business and include, among others, CardioNet® and PDSHeart®. We also have a significant amount of copyright-protected materials, including among other things, software textual material.

        In addition, we also seek to maintain certain intellectual property and proprietary know-how as trade secrets, and generally require our partners to execute non-disclosure agreements prior to any substantive discussions or disclosures of our technology or business plans.

Government Regulation

        The health care industry is highly regulated, and there can be no guarantee that the regulatory environment in which we operate will not change significantly and adversely to us in the future. We believe that health care legislation, rules, regulations and interpretations will change, and we expect to modify our agreements and operations from time to time in response to changes in the health care regulatory environment.

        U.S. Food and Drug Administration.    The monitors and sensors that comprise part of the CardioNet System are regulated by the FDA as a medical device under the Federal Food, Drug, and Cosmetic Act. The basic regulatory requirements that manufacturers of medical devices distributed in the U.S. must comply with are:

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  Premarket Notification 510(k), unless exempt, or Premarket Approval, or PMA;

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  establishment registration;

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  medical device listing;

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  quality system regulation;

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  labeling requirements; and

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  medical device reporting.

        Medical devices are classified into Class I, II, and III. Regulatory control increases from Class I to Class III. The device classification regulation defines the regulatory requirements for a general device type. Most Class I devices are exempt from 510(k) requirements. Most Class II devices, including the monitors and sensors that comprise part of the CardioNet System, require 510(k) clearance from the FDA to be marketed in the U.S. A 510(k) submission must demonstrate that the device is substantially equivalent to a device legally in commercial distribution in the United States: (1) before May 28, 1976; or (2) to a device that has been determined by FDA to be substantially equivalent. In some instances, data from human clinical trials must also be submitted in support of a 510(k) submission. If so, these data must be collected in a manner that conforms with specific requirements in accordance with federal regulations. Changes to existing devices covered by a 510(k) which do not significantly affect safety or effectiveness can generally be made without additional 510(k) submissions. Most Class III devices are high risk devices that pose a significant risk of illness or injury or devices found not substantially equivalent to Class I and II predicate devices through the 510(k) process and require PMA. The PMA process is more involved and includes the submission of clinical data to support claims made for the device. The PMA is an actual approval of the device by the FDA.

        The CardioNet System and our algorithms maintain FDA 510(k) clearance as a Class II device. On October 28, 2003, the FDA issued a draft guidance document entitled: "Class II Special Controls Guidance Document: Arrhythmia Detector and Alarm." In addition to conforming to the general requirements of the Federal Food, Drug, and Cosmetic Act, including the premarket notification requirements described above, all of our 510(k) submissions address the specific issues covered in this special controls guidance document.

        Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

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  fines, injunctions and civil penalties;

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  recall or seizure of the CardioNet System;

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  operating restrictions, partial suspension or total shutdown of production;

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  withdrawing 510(k) clearance of new components or algorithms;

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  withdrawing 510(k) clearance already granted to one or more of our existing components or algorithms; and

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  criminal prosecution.

        Health Care Fraud and Abuse.    In the United States, there are state and federal anti-kickback laws that generally prohibit the payment or receipt of kickbacks, bribes or other remuneration in exchange for the referral of patients or other health care-related business. For example, the Federal Healthcare Programs' Anti-Kickback Law prohibits any person from knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, to induce or reward either the referral of an individual for an item or service, or the ordering, furnishing or arranging for an item or service, for which payment may be made under federal health care programs, such as the Medicare and Medicaid programs. Some states have anti-kickback laws which establish similar prohibitions, although these state laws may apply regardless of whether federal health care program payment is involved. Anti-kickback laws constrain our sales, marketing and promotional activities by limiting the kinds of financial arrangements we may have with physicians, medical centers, and others in a position to purchase, recommend or refer patients for our cardiac monitoring services or other products or services we may develop and commercialize. Due to the breadth of some of these laws, it is possible that some of our current or future practices might be challenged under one or more of these laws. Furthermore, federal and state false claims laws prohibit anyone from presenting, or causing to be presented, claims for payment to third party payers that are false or fraudulent. For example, we may be subject to the federal False Claims Act if we knowingly "cause" the filing of false claims for payment by a federal health care program (including Medicaid and Medicare). Violations may result in substantial civil penalties, including treble damages, and criminal penalties, including imprisonment, fines and exclusion from participation in federal health care programs. The federal False Claims Act also contains "whistleblower" or "qui tam" provisions that allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the government. Various states have enacted laws modeled after the federal False Claims Act, including "qui tam" provisions, and some of these laws apply to claims filed with commercial insurers. Any violations of anti-kickback and false claims laws could have a material adverse effect on our business, financial condition and results of operations.

        Health Insurance Portability and Accountability Act of 1996 (HIPAA).    The Health Insurance Portability and Accountability Act was enacted by the United States Congress in 1996. Numerous state and federal laws govern the collection, dissemination, use and confidentiality of patient and other health information, including the administrative simplification provisions of HIPAA. Historically, state law has governed confidentiality issues and HIPAA preserves these laws to the extent they are more protective of a patient's privacy or provide the patient with more access to his or her health information. As a result of the implementation of the HIPAA regulations, many states are considering revisions to their existing laws and regulations that may or may not be more stringent or burdensome than the federal HIPAA provisions. HIPAA applies directly to covered entities, which include health plans, health care clearinghouses and many health care providers. The rules promulgated pursuant to HIPAA include the Standards for Privacy of Individually Identifiable Health Information, for which compliance by most entities was required by April 16, 2003, Security Standards, for which compliance by most entities was required by April 21, 2005, and the Standards for Electronic Transactions, for which compliance by most entities was required by October 16, 2003. The privacy rule, security rule, and electronic transactions and code sets rule each establish certain standards regarding health information. These rules' standards concern, respectively, the privacy of information when it is used and/or disclosed; the confidentiality, integrity and availability of electronic health information; and the content and format of certain identified electronic health care transactions. The laws governing health care information impose civil and criminal penalties for their violation and can require substantial expenditures of financial and other resources for information technology system modifications and for implementation of operational compliance.

        Medicare and Medicaid.    Medicare is a federal program administered by CMS through fiscal intermediaries and carriers. Available to individuals age 65 or over, and certain other individuals, the Medicare program provides, among other things, health care benefits that cover, within prescribed limits, the major costs of most medically necessary care for such individuals, subject to certain deductibles and co-payments. The Medicare program has established guidelines for the coverage and reimbursement of certain equipment, supplies and services. In general, in order to be reimbursed by Medicare, a health care item or service furnished to a Medicare beneficiary must be reasonable and necessary for the diagnosis or treatment of an illness or injury, or to improve the functioning of a malformed body part. The methodology for determining coverage status and the amount of Medicare reimbursement varies based upon, among other factors, the setting in which a Medicare beneficiary received health care items and services. Any changes in federal legislation, regulations and policy affecting Medicare coverage and reimbursement relative to our cardiac monitoring services could have a material effect on our performance.

        The Medicaid program is a cooperative federal/state program that provides medical assistance benefits to qualifying low income and medically needy persons. State participation in Medicaid is optional, and each state is given discretion in developing and administering its own Medicaid program, subject to certain federal requirements pertaining to payment levels, eligibility criteria and minimum categories of services. The coverage, method and level of reimbursement varies from state to state and is subject to each state's budget restraints. Changes to the coverage, method or level of reimbursement for our services may affect future revenues negatively if reimbursement amounts are decreased or discontinued.

        Both the Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings, interpretations of policy, intermediary determinations, and government funding restrictions, all of which may materially increase or decrease the rate of program payments to health care facilities and other health care suppliers and practitioners, including those paid for our cardiac monitoring services.

        Our facilities in Pennsylvania, Georgia and Florida are enrolled as IDTFs, which is defined by CMS as an entity independent of a hospital or physician's office in which diagnostic tests are performed by licensed or certified nonphysician personnel under appropriate physician supervision. Medicare has set certain performance standards that every IDTF must meet in order to obtain or maintain their billing privileges. Specifically, an IDTF is required to: (i) operate its business in compliance with all applicable federal and state licensure and regulatory requirements for the health and safety of patients; (ii) provide complete and accurate information on its enrollment application, and report any changes, within 30 calendar days, to the designated fee-for-service contractor on the

Medicare enrollment application; (iii) maintain a physical facility on an appropriate site, that is not an office box or a commercial mail box that contains space for equipment appropriate for the services designated on the enrollment application, hand washing facilities, adequate patient privacy accommodations, and both business and current medical records storage within the office setting of the IDTF; (iv) have all applicable diagnostic testing equipment, with the physical site maintaining a catalog of portable diagnostic testing equipment, including the equipments' serial numbers; (v) maintain a primary business phone under the name of the designated business, which is located at the designated site of the business, or within the home office of the mobile IDTF units; (vi) have a comprehensive liability insurance policy of at least $0.3 million per location, covering both the place of business and all customers and employees of the IDTF, and carried by a non-relative owned company; (vii) agree not to directly solicit patients and to accept only those patients referred for diagnostic testing by an attending physician, who is furnishing a consultation or treating a beneficiary for a specific medical problem and who uses the results in the management of the beneficiary's specific medical problem; (viii) answer beneficiaries' questions and respond to their complaints; (ix) openly post the Medicare standards for review by patients and the public; (x) disclose to the government any person having ownership, financial, or control interest or any other legal interest in the supplier at the time of enrollment or within 30 days of a change; (xi) have its testing equipment calibrated and maintained per equipment instructions and in compliance with applicable manufacturers suggested maintenance and calibration standards; (xii) have technical staff on duty with the appropriate credentials to perform tests and produce the applicable federal or state licenses or certifications of the individuals performing these services; (xiii) have proper medical record storage and be able to retrieve medical records upon request from CMS or its fee-for-service contractor within two business days; and (xiv) permit CMS, including its agents, or its designated fee-for-service contractors, to conduct unannounced, on-site inspections to confirm the IDTFs compliance with these standards.

        We believe that our IDTFs are all in compliance with these regulations and any additional standards imposed by local Medicare contractors and other payers and are not aware of any investigations or allegations that such is not the case. Medicare has proposed to make changes in the regulations governing IDTF enrollment that, if finalized, would take effect on January 1, 2009. If necessary, we will take any steps required to comply with those changes.

        Environmental Regulation.    We use substances regulated under environmental laws, primarily in manufacturing and sterilization processes. While it is difficult to quantify, we believe the ongoing impact of compliance with environmental protection laws and regulations will not have a material impact on our business, financial position or results of operations.

Product Liability and Insurance

        The design, manufacture and marketing of medical devices and services of the types we produce entail an inherent risk of product liability claims. In addition, we provide information to health care providers and payors upon which determinations affecting medical care are made, and claims may be made against us resulting from adverse medical consequences to patients resulting from the information we provide. To protect ourselves from product liability claims, we maintain professional liability and general liability insurance on a "claims made" basis. Insurance coverage under such policies is contingent upon a policy being in effect when a claim is made, regardless of when the events which caused the claim occurred. While a product liability claim has never been made against us and we believe our insurance policies are adequate in amount and coverage for our current operations, there can be no assurance that the coverage maintained by us is sufficient to cover all future claims. In addition, there can be no assurance that we will be able to obtain such insurance on commercially reasonable terms in the future.

Manufacturing

        Our San Diego facility provides space for our production and field service operations, packaging, storage and shipping. We believe that our manufacturing facilities will be sufficient to meet our manufacturing needs for the foreseeable future.

        Manufacturers (both domestic and foreign) and initial distributors of medical devices must register their facilities with the FDA. We believe our manufacturing operations are in compliance with regulations mandated by the FDA. We have been FDA-registered since December 2001 and a California-licensed medical device manufacturer since March 2002. We are subject to unannounced inspections by the FDA and we successfully completed a routine audit by the FDA in April 2006 with no findings noted or warnings issued.

        Manufacturing of components of our monitors and sensors is provided by an electronics manufacturing service provider, Jabil Circuit, Inc., in its facilities in Tempe, Arizona. We may need to expand our manufacturing capacity for our CardioNet System monitors and sensors in the future to meet market demand, and may do so by hiring and training additional skilled employees for our production group or by working with Jabil Circuit, Inc. on available capacity opportunities such as increases to the personnel assigned to its CardioNet manufacturing team, adding additional manufacturing lines or expanding to a second and third shift, as necessary. Our production group provides system test and product release activities.

        There are a number of critical components and sub-assemblies in the monitors and sensors that compose part of the CardioNet System. The vendors for these materials are qualified through stringent evaluation and testing of their performance. We implement a strict no change policy with our contract manufacturer to ensure that no components are changed without our approval.

Employees

        As of June 30, 2007, we employed 509 full-time employees, of which 92 were in sales and marketing. We consider our relationship with our employees to be good.

Facilities

        We lease approximately 20,000 square feet of space for our headquarters in San Diego, California under an agreement that expires in August 2011, of which approximately 4,000 square feet is dedicated to manufacturing and the balance is dedicated to office space. We also lease approximately 35,000 square feet of space for our service center in Philadelphia, Pennsylvania under an agreement that expires in December 2013. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

        Our wholly-owned subsidiary PDSHeart leases approximately 6,000 square feet of space in West Palm Beach, Florida under a pair of agreements that expire in September 2009, approximately 10,300 square feet of space in Conyers, Georgia under an agreement that expires in January 2008 and approximately 2,030 square feet of space in Edina, Minnesota under an agreement that expires in April 2012. We believe that their existing facilities will be adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Legal Proceedings

        We are currently not a party to any material legal proceedings.

Medical Advisory Board

        We seek advice from a number of leading physicians and scientists on scientific, technical and medical matters. These advisors are leading physicians and scientists in the areas of electrophysiology and cardiology. Our medical advisors are consulted regularly to assess, among other things:

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  our research and development programs;

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  our publication strategies;

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  new technologies relevant to our research and development programs; and

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  specific scientific and technical issues relevant to our business.

        Our medical advisors and their primary affiliations are listed below:

Name	Primary Affiliation
David G. Benditt, M.D.	University of Minnesota Medical School — Cardiovascular Division
David S. Cannom, M.D.	L.A. Cardiology Associates
Anthony N. DeMaria, M.D.	UCSD Medical Center — Division of Cardiology
Peter R. Kowey, M.D.	Main Line Health Heart Center
Craig M. Pratt, M.D.	The Methodist Hospital
Eric N. Prystowsky, M.D.	The Care Group, LLC

MANAGEMENT

Executive Officers, Directors and Key Employees

        The following table sets forth information regarding our executive officers, directors and key employees as of October 31, 2007:

Name	Age	Position
Executive Officers and Directors:
James M. Sweeney	65	CEO and Chairman of the Board of Directors
Martin P. Galvan	55	Chief Financial Officer; Chief Operating Officer, PDSHeart
Fred Middleton(1)	58	Director
Woodrow A. Myers Jr., M.D.(1)	53	Director
Eric N. Prystowsky, M.D.(2)	60	Director
Harry T. Rein(1)(2)	63	Director
Robert J. Rubin, M.D.(2)	61	Director
Key Employees:
Charlie Alvarez	40	Executive Vice President, PDSHeart
Larry Dubé	42	Vice President, San Diego Operations
JR Finkelmeier	33	Vice President, Marketing
Michael Forese	50	Vice President, Finance and Administration
Philip Leone	43	Vice President, Managed Care and Reimbursement Services
Anna McNamara, RN	59	Senior Vice President, Clinical Operations
Chris Strasinski	39	Vice President, Sales

(1)
Member of the audit committee.

(2)
Member of the compensation, nominating and corporate governance committee.

Executive Officers and Directors

        James M. Sweeney.    Mr. Sweeney has served as our Chief Executive Officer and Chairman of the Board since April 2000. From 1997 to 1999, Mr. Sweeney served as the founder, Chairman and CEO for Cerner Bridge Medical, a company specializing in medication error prevention. From 1994 to 1996, Mr. Sweeney served as the founder, Chairman and CEO of Coram, Inc. a home intravenous, or IV, therapy company. From 1990 to 1993, Mr. Sweeney served as Chairman and CEO of McGaw, Inc. (acquired by IVAX Corp. in 1994) an IV solution manufacturer. From 1989 to 1990, Mr. Sweeney served as the founder, Chairman and CEO of Central Admixture Pharmacy Services (CAPS), a subsidiary of B. Braun Medical Inc., an IV solution manufacturer. From 1989 to 1990, he served as the founder, Chairman and CEO of CareGivers, a high tech home care partnership. From 1988 to 1989, he served as the founder, Chairman and CEO of CarePartners, a 24/7/365 nursing call center and from 1979 to 1987 he served as the founder, Chairman and CEO of Caremark, Inc., a health infusion services and prescription management company. Mr. Sweeney received an undergraduate degree in Business Administration from San Diego State University.

        Martin P. Galvan.    Mr. Galvan has served as our Chief Financial Officer since October 2007. From June 2001 to July 2007, Mr. Galvan held several positions with Viasys Healthcare Inc., a healthcare technology company, most recently as Executive Vice President, Chief Financial Officer and Director

Investor Relations. From 1999 to 2001, Mr. Galvan served as Chief Financial Officer of Rodel, Inc., a precision surface technologies company. From 1979 to 1998, Mr. Galvan held several positions with Rhone-Poulenc Rorer Pharmaceuticals, Inc., a pharmaceuticals company, including Vice President, Finance Worldwide; President & General Manager, RPR Mexico & Central America; Vice President, Finance, Europe/Asia Pacific; and Chief Financial Officer, United Kingdom & Ireland. Mr. Galvan received an undergraduate degree in Economics from Rutgers University.

        Fred Middleton.    Mr. Middleton has been a member of our board of directors since April 2000. Since 1987, he has been a General Partner/Managing Director of Sanderling Ventures, a firm specializing in biomedical venture capital. From 1984 through 1986, he was the Managing General Partner of Morgan Stanley Ventures, an affiliate of Morgan Stanley & Co. Earlier in his career, Mr. Middleton was part of the original management team at Genentech, Inc., a biotechnology company, serving there from 1978 through 1984 as Vice President of Finance and Corporate Development, and Chief Financial Officer. He has played active management roles in many biomedical companies, including as Chairman, CEO or director of a number of Sanderling portfolio companies, currently including Stereotaxis, Inc., a medical device company where he serves as Chairman, and Favrille, Inc., a biotechnology company where he serves as director, as well as serving as board member of several private held biomedical companies. Mr. Middleton received an undergraduate degree in Chemistry from the Massachusetts Institute of Technology and an M.B.A. with distinction from Harvard Business School.

        Woodrow A. Myers Jr., M.D.    Dr. Myers has been a member of our board of directors since August 2007. Since December 2005, he has served as the Managing Director of Myers Ventures LLC, an investment firm with interests in health care consulting and international health. From October 2000 to January 2005, Dr. Myers served as Executive Vice President and Chief Medical Officer of WellPoint, Inc., a health benefits company. From 1996 to 2000, Dr. Myers served as Director of Health Care Management for Ford Motor Company, an automobile company. From 1991 to 1995, Dr. Myers served as the Corporate Medical Director for Anthem Blue Cross Blue Shield (then known as the Associated Group), a health care company. Dr. Myers currently serves on the board of directors of Thermogenesis Corp., a health care products company, Genomic Health, Inc., a life science company, Express Scripts, Inc., a pharmacy benefit management company, and the Stanford University Hospitals and Clinics. He is a Visiting Professor of Medicine at the UCLA School of Medicine. Dr. Myers received an undergraduate degree in Biological Sciences and an M.B.A. from Stanford University and an M.D. from Harvard Medical School.

        Eric N. Prystowsky, M.D.    Dr. Prystowsky has been a member of our board of directors since March 2001. Since 1988, Dr. Prystowsky has served as the Director, Clinical Elecrophysiology Laboratory at St. Vincent Hospital, Indianapolis Indiana. Since 1988, Dr. Prystowsky has served as Consulting Professor of Medicine at Duke University. Since 2004, he has served as the associate editor of Hurst Textbook of Cardiology and, since January 2004, he has served as editor-in-chief of the Journal of Cardiovascular Electrophysiology. From 1992 to 1994, he served as the Chairman of the American Heart Association's Committee on Electrocardiography and Electrophysiology and, from May 2001 to May 2002, as President of the Heart Rhythm Society. Dr. Prystowsky currently serves as the Chairman of the ABIM test writing committee for the Electrophysiology Boards. Dr. Prystowsky currently serves on the board of directors of Stereotaxis, Inc., a biotechnology company. Dr. Prystowsky received an undergraduate degree from the Pennsylvania State University and an M.D. from the Mount Sinai School of Medicine.

        Harry T. Rein.    Mr. Rein has been a member of our board of directors since January 2006. He has served as a General Partner with Foundation Medical Partners, a venture capital firm, since March 2003. From 1987 to 2002, Mr. Rein served as the founder and Managing General Partner of Canaan Partners, a venture capital fund focused on health care companies. In addition to his role as the

Managing General Partner at Canaan Partners, Mr. Rein was responsible for Canaan's Life Sciences Investment Practice. From 1983 to 1987, he was President and CEO of GE Venture Capital Corporation, a venture capital firm. Mr. Rein joined the General Electric Company, or GE, in 1979 and directed several of GE's lighting businesses as general manager before joining the venture capital subsidiary. Mr. Rein currently serves on the board of directors of Anadigics, Inc., a semiconductor solutions provider, and one or more privately held companies. Mr. Rein received an undergraduate degree in Political Science from Oglethorpe College and an M.B.A. from the Darden School at the University of Virginia.

        Robert J. Rubin, M.D.    Dr. Rubin has been a member of our board of directors since July 2007. He has been a clinical professor of medicine at Georgetown University since 1995. From 1987 to 2001, he was president of the Lewin Group (purchased by Quintiles Transnational Corp. in 1996), a national health policy and management consulting firm. From 1994 to 1996, Dr. Rubin served as Medical Director of ValueRx, a pharmaceutical benefits company. From 1992 to 1996, Dr. Rubin served as President of Lewin-VHI, a health care consulting company. From 1987 to 1992, he served as President of Lewin-ICF, a health care consulting company. From 1984 to 1987, Dr. Rubin served as a principal for ICF, Inc., a health care consulting company. From 1981 to 1984, Dr. Rubin served as the Assistant Secretary for Planning and Evaluation at the Department of Health and Human Services and as an Assistant Surgeon General in the United States Public Health Service. Dr. Rubin is a board certified nephrologist and internist. Dr. Rubin received an undergraduate degree in political science from Williams College and an M.D. from Cornell University.

Key Employees

        Charlie Alvarez.    Mr. Alvarez has served as our Executive Vice President since March 2007. Mr. Alvarez joined us following our acquisition of PDSHeart, where he served as Executive Vice President, Sales from March 2003 to March 2007. From 1999 to 2003, Mr. Alvarez served as President of U.S. Imaging Solutions, LLC, a Konica-Minolta business services company. From 1990 to 1999, Mr. Alvarez served in numerous sales, sales management and regional management roles for PSS/World Medical, Inc., a marketer and distributor of medical products to physicians, long-term care providers and imaging consumers. Mr. Alvarez received an undergraduate degree in Communications from Florida State University.

        Larry Dubé.    Mr. Dubé has served as our Vice President, San Diego Operations since August 2006. From February 2003 to August 2006, he served as Senior Director Technical Operations for ZOLL Medical Corporation, a health care products provider. From 2001 to 2002, Mr. Dubé served as Vice President of Northeast Operations for Suntron Corporation, an electronic manufacturing services company, and, from 1996 to 2001, as a General Manager at Sanmina-SCI Corporation, an electronics manufacturing services company. Mr. Dubé received an undergraduate degree in Electrical Engineering from the University of Notre Dame and an M.B.A. from Bentley College.

        JR Finkelmeier.    Mr. Finkelmeier has served as our Vice President of Marketing since May 2007. Mr. Finkelmeier joined us following our acquisition of PDSHeart, where he served as Regional Sales Director from December 2005 to May 2007 and as Regional Accounts Manager from March 2003 to November 2005. From 2000 to February 2003, Mr. Finkelmeier served as General Manager of Veritas Partners, a Midwest-based venture capital and management company. Mr. Finkelmeier received an undergraduate degree in Pre-Professional Studies from the University of Notre Dame.

        Michael Forese.    Mr. Forese has served as our Vice President, Finance and Administration since April 2004. From February 2003 to March 2004, he was employed by CRT Pharmaceuticals, a pharmaceutical company, where he served as Chief Operating and Chief Financial Officer. From 1998 to 2002, Mr. Forese served as CFO of Research Pharmaceutical Services, Inc., a start-up contract research organization. From 1997 to 1998, he served in senior financial and operating roles in companies such as IBAH Pharmaceutical Services, Inc. (acquired by Omnicare in 1998), a pharmaceutical care company, and PARAXEL International Corporation, a biopharmaceutical service provider. From 1981 to 1992, Mr. Forese served in several positions with Imperial Chemical Industries PLC (Zeneca) in Brussels, Belgium, a chemical producing company, including as controller for international operations and most recently as Manager of Internal Audit for North America. Mr. Forese received an undergraduate degree in Accounting from Villanova University and an M.B.A. from Drexel University.

        Philip Leone.    Mr. Leone has served as our Vice President, Managed Care and Reimbursement Services since December 2002. From 1990 to April 2002, Mr. Leone successfully served in numerous sales and executive sales management positions within Legend Healthcare, a health care company, where he most recently served as Executive Vice President/Chief Operating Officer. Mr. Leone received an undergraduate degree in Business Administration from Western New England College.

        Anna McNamara.    Ms. McNamara has served as our Senior Vice President, Clinical Operations since September 2002. From February 2001 to September 2002, Ms. McNamara served as Executive Vice President of Clinical Operations for LifeWatch Corp., a health care services company. From July 1998 to February 2001, Ms. McNamara served as Vice President of Clinical Operations for Quality Diagnostic Services at Matria Healthcare, Inc., a health care company. From January 1997 to July 1998, Ms. McNamara served as Vice President of Clinical Operations for WebMD Health Corp., a web-based health information provider. Ms. McNamara received an undergraduate degree from Marymount College and an RN at Mercy Hospital in Scranton, PA.

        Chris Strasinski.    Mr. Strasinski has served as our Vice President, Sales in addition to several other positions since December 2002. From 2000 to December 2002, Mr. Strasinski served as a Regional Sales Director for Digirad Imagining Solutions, a leader in mobile nuclear imaging services. Mr. Strasinski received an undergraduate degree in Business Administration from Lynn University.

Board Composition

        Our board of directors currently consists of eight authorized members, with two vacancies. Effective upon the completion of this offering, we will divide our board of directors into three classes, as follows:

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  Class I, which will consist of Messrs. Middleton and Sweeney, and whose term will expire at our annual meeting of stockholders to be held in 2008;

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  Class II, which will consist of Mr. Rein and Dr. Myers, with one vacancy, and whose term will expire at our annual meeting of stockholders to be held in 2009; and

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  Class III, which will consist of Drs. Prystowsky and Rubin, with one vacancy, and whose term will expire at our annual meeting of stockholders to be held in 2010.

        Our board of directors has determined that five of our six current directors, Messrs. Middleton and Rein and Drs. Myers, Prystowsky and Rubin, are independent directors, as defined by Rule 4200(a)(15) of the National Association of Securities Dealers, or NASD.

        At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock.

        Pursuant to a voting agreement among us, Sanderling Ventures, Foundation Medical Partners, IDEO Product Development, Inc., Guidant Investment Corporation/Boston Scientific Corporation, Inglewood Ventures, H&Q Healthcare Ventures, Arthur Marks, James M. Sweeney, Karl A. Kail, IV, William G. Bloom, Terrence P. Ah Sing and all other former holders of our preferred stock other than the former holders of our mandatorily redeemable convertible preferred stock, which will expire concurrently with the closing of this offering, the foregoing stockholders agreed to elect our directors according to the following structure:

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  Fred Middleton was nominated to serve as a director by Sanderling Ventures,

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  Harry Rein was nominated to serve as a director by Foundation Medical Partners, and

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  James M. Sweeney and Woodrow A. Myers, M.D. were each nominated to serve as a director by the holders of a majority of the shares held by James M. Sweeney, Karl A. Kail, IV, William G. Bloom and Terrence P. Ah Sing.

Board Committees

        Our board of directors has an audit committee and a compensation, nominating and corporate governance committee.

  Audit Committee

        Our audit committee consists of Mr. Middleton, Mr. Rein and Mr. Myers, each of whom is a non-employee director of our board of directors. Mr. Middleton is the chairman of our audit committee. Our board of directors has determined that Mr. Middleton is a financial expert. Our board of directors has also determined that each of the directors serving on our audit committee is independent within the meaning of the rules of the SEC and the Nasdaq Marketplace Rules. The functions of this committee include, among other things:

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  evaluating the performance of our independent auditors and determining whether to retain their services for the ensuing year;

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  reviewing and pre-approving the engagement of our independent auditors to perform audit services;

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  reviewing and proposing to the full board of directors for approval any permissible non-audit services;

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  reviewing our annual financial statements and reports and discussing the statements and reports with our independent auditors and management;

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  reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the effectiveness of internal auditing and financial reporting controls; and

  •
  establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters.

        Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

  Compensation, Nominating and Corporate Governance Committee

        Our compensation, nominating and corporate governance committee consists of Mr. Rein and Drs. Rubin and Prystowsky, each of whom is a non-employee director of our board of directors. Mr. Rein is the chairman of the compensation, nominating and corporate governance committee. Our board of directors has determined that each of the directors serving on our compensation, nominating and corporate governance committee is independent within the meaning of the rules of the SEC and the Nasdaq Marketplace Rules. The functions of this committee include, among other things:

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  reviewing and approving the compensation and other terms of employment of our executive officers;

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  reviewing and approving performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

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  evaluating and approving the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

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  establishing and periodically accessing the adequacy of compensation to be paid or awarded to board members;

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  establishing policies with respect to equity compensation arrangements;

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  reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

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  reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

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  reviewing with management our disclosures under the caption "Compensation Discussion and Analysis" and recommending to the full board its inclusion in our periodic reports to be filed with the SEC; and

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  preparing the report that the SEC requires in our annual proxy statement;

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  identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

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  determining the minimum qualifications for service on our board of directors;

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  evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

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  reviewing, evaluating and recommending individuals to the board of directors for membership on our board of directors;

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  evaluating nominations by stockholders of candidates for election to our board;

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  considering and assessing the independence of members of our board of directors;

  •
  developing, as appropriate, a set of corporate governance policies and principles, including a code of business conduct and ethics and reviewing and recommending to our board of directors any changes to such policies and principles;

  •
  periodically reviewing with our CEO the succession plans for the office of CEO and for other key executive officers, and making recommendations to our board of directors of appropriate individuals to succeed to these positions;

  •
  considering questions of possible conflicts of interest of directors as such questions arise;

  •
  reviewing the adequacy of our compensation, nominating and corporate governance committee charter on a periodic basis; and

  •
  reviewing and evaluating, at least annually, the performance of the compensation, nominating and corporate governance committee.

Compensation Committee Interlocks and Insider Participation

        No member of our compensation, nominating and corporate governance committee has ever been an executive officer or employee of ours. None of our officers currently serves, or has served during the last completed year, on the compensation, nominating and corporate governance committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors or compensation, nominating and corporate governance committee. Prior to establishing the compensation, nominating and corporate governance committee, our full board of directors made decisions relating to compensation of our officers.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

        We have formed a compensation, nominating and corporate governance committee of our board of directors, which is composed entirely of independent directors, administers our executive compensation program. One of the roles of the compensation, nominating and corporate governance committee is to oversee our compensation and benefit plans and policies, to administer our equity incentive plans and to review and recommend to the board of directors all compensation decisions relating to all executive officers.

Compensation Philosophy

        Our executive compensation programs are designed to:

  •
  attract, motivate and retain executives of outstanding ability and potential; and

  •
  ensure that executive compensation is meaningfully related to the creation of stockholder value.

        Our compensation, nominating and corporate governance committee believes that our executive compensation programs should include both short- and long-term components, including cash and equity-based compensation, and should reward consistent performance that meets or exceeds expectations. Historically, we have not tied compensation to the achievement of specific corporate or individual goals. Instead, determinations about corporate or individual performance have been based on the judgments made in the discretion of our chief executive officer, our compensation committee or board.

Setting Executive Compensation

        Currently, the compensation, nominating and corporate governance committee is chartered to review and make recommendations to our board regarding the compensation to be paid to our chief executive officer and other executive officers. Historically, our compensation committee negotiated compensation with our chief executive officer, and our chief executive officer consulted with our board of directors regarding the compensation of our other executive officers. As a private company, our directors and chief executive officer based compensation decisions primarily on their extensive background and experience with compensation practices and policies in the medical device and services industries. This background and experience provides the context in which they have made subjective judgements regarding our executives' compensation. We have not benchmarked compensation against any company or specific group of peer companies or based compensation decisions on the practices of other companies, although we plan to do so following this offering. Generally, salaries and initial stock grants for our executive officers have been negotiated at the time of hire. Thereafter, salaries have generally been subject to annual review, and the adequacy of option grants has been reviewed from time to time.

        Our compensation, nominating and corporate governance committee may in the future retain the services of third party executive compensation specialists and consultants from time to time, as it sees fit, in connection with the establishment of cash and equity compensation and related policies.

  Role of Chief Executive Officer in Compensation Decisions

        For our executive officers other than himself, our chief executive officer has historically determined salary amounts independently in consultation with our board of directors and recommended option award amounts to our compensation committee and board for approval. These recommendations, after consultation with the board, have generally been approved by our board as presented.

        Our chief executive officer's compensation for 2006 was determined as part of a re-negotiation of his employment agreement in November 2005. The employment agreement, including his salary, was negotiated on our behalf and approved by our compensation committee.

        In the future, we expect that our chief executive officer will evaluate the performance of other executive officers on an annual basis and make recommendations to the compensation, nominating and corporate governance committee with respect to annual salary adjustments, bonuses and annual stock option grants. The compensation, nominating and corporate governance committee will exercise its own discretion in determining salary adjustments and discretionary cash and equity-based awards to recommend to the board of directors for all executive officers.

Elements of Executive Compensation

        The compensation program for our executive officers consists principally of base salary, long-term compensation in the form of stock options and severance/termination protection. As a private company, our compensation program has been weighted toward long-term compensation as opposed to cash-based compensation. If we are successful, we expect the equity awards held by our executives to be the major component of overall compensation. The amount of each element of compensation paid to our executives is not typically considered when determining the levels of each other element.

        In 2005, 2006 and 2007, the only cash bonuses that we paid to our executive officers were as follows:

  •
  In August 2007 we paid a special bonus of $352,679 to Mr. Sweeney, approximately $210,000 of which he applied to repaying all principal and accrued interest on a loan we made to him in 2004.

  •
  In August 2007 we paid a special bonus of $165,696 to Mr. Forese, approximately $115,000 of which he applied to repaying all principal and accrued interest on a loan we made to him in 2004.

        We paid these bonuses in order to enable Mr. Sweeney and Mr. Forese to repay their loans prior to the initial filing of our registration statement for this offering, as required by the provisions of the Sarbanes-Oxley Act of 2002, which they did. We do not intend to continue the practice of extending such loans or paying bonuses for the repayment of such loans in the future.

  Base Salary

        Base salaries for our executives are established based on the scope of their responsibilities and individual experience, taking into account our informal understanding of competitive market compensation paid by other companies for similar positions within our industry. Base salaries are typically reviewed annually taking into account individual responsibilities, performance and achievement. We have not set specific performance related objectives or goals, but instead we have based salary determinations on our overall evaluation of performance. We have not applied specific formulas to determine increases.

        For 2006, Mr. Sweeney's base salary was $460,000. This salary was determined as part of a re-negotiation of his employment agreement in November 2005, was negotiated on our behalf by our compensation committee and reflected an increase over his prior salary of $400,000. In determining the amount of his salary, the committee made a subjective judgment about Mr. Sweeney's overall performance, his contributions to our success and changes in the cost of living. We did not formally compare his salary to those of executives at other companies. We did not use specific performance criteria to evaluate Mr. Sweeney's performance, nor did we identify or evaluate any specific element of performance or specific contributions in determining the amount of Mr. Sweeney's salary. Instead, we based the determination solely on an overall subjective assessment of Mr. Sweeney's performance and contributions.

        Mr. Forese's base salary in 2006 was $200,000. This base salary was determined by Mr. Sweeney and was based on Mr. Sweeney's subjective judgment about Mr. Forese's overall performance and position as our Vice President, Finance and Administration. We did not use specific performance criteria to evaluate Mr. Forese's performance, nor did we identify or evaluate any specific element of performance in determining the amount of Mr. Forese's salary. Instead, we based the determination solely on an overall subjective assessment of Mr. Forese's performance. Mr. Wood's base salary in 2006 was $350,000. This base salary was determined in negotiations between Mr. Sweeney, members of our compensation committee and Mr. Wood in connection with the commencement of his employment in April 2006. We did not compare the base salary amounts for Mssrs. Forese or Wood to those of executives at other companies.

        We believe, based on our recruiting efforts and general experience in our industry, that the base salary levels of our executives are commensurate with the general salary levels for similar positions in medical device and services companies of similar size and stage of development and operations. However, we have not conducted a review of salary levels at any specific company or group of companies to verify the size of base salaries relative to the market.

  Long-term Incentive Program

        We believe that by providing our executives the opportunity to increase their ownership of our stock, the best interests of stockholders and executives will be more aligned and we will encourage long-term performance. Stock awards enable our executive officers to participate in any increase in stockholder value and personally participate in the risks of business setbacks. We have not adopted stock ownership guidelines and, with the exception of the shares acquired by our chief executive officer early in our corporate history, our equity benefit plans have provided our executive officers the only means to acquire equity or equity-linked interests in CardioNet.

        Neither Mr. Sweeney nor Mr. Forese were granted any stock awards in 2006. Mr. Wood was granted a stock option in connection with the commencement of his employment in April 2006. The number of shares issuable upon exercise of his option was determined as part of the negotiation of his overall employment package and approved by our board of directors.

        Prior to this offering, we have granted equity awards primarily through our 2003 plan, which was adopted by our board of directors and stockholders to permit the grant of stock options, stock bonuses and restricted stock to our officers, directors, employees and consultants. The material terms of our 2003 plan are further described under "— Equity Benefit Plans."

        In the absence of a public trading market for our common stock, our board of directors and compensation committee has determined the fair market value of our common stock in good faith based upon consideration of a number of relevant factors including the status of our development efforts, financial status and market conditions.

        All equity awards to our employees and directors were granted at no less than the fair market value of our common stock on the date of each award. All option grants typically vest over four years, with one quarter of the shares subject to the stock option vesting on the one year anniversary of the vesting commencement date and the remaining shares vesting in equal months installments thereafter over three years. All options have a ten year term. Additional information regarding accelerated vesting upon or following a change in control is discussed below under "— post employment compensation". We do not have any program, plan or obligation that requires us to grant equity compensation to executive officers on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information.

Authority to make equity grants to executive officers rests with our board of directors, based on recommendations from our compensation, nominating and corporate governance committee, although we do consider the recommendations of our chief executive officer for officers other than himself.

        In connection with this offering, our board of directors has adopted new equity benefit plans described under "— Equity Benefit Plans." The 2007 plan will replace our existing 2003 plan immediately following this offering and, as described below, will afford our compensation, nominating and corporate governance committee much greater flexibility in making a wide variety of equity awards. Participation in our 2007 purchase plan that we have adopted and that will become effective immediately upon signing of the underwriting agreement for this offering will also be available to all executive officers thereafter on the same basis as our other employees.

  Stock Appreciation Rights

        Following this offering, our 2007 plan will authorize us to grant stock appreciation rights, or SARs, which are more fully described below under "— Equity Benefit Plans." To date, no SARs have been awarded to any of our executive officers. However, we may in the future elect to make such grants to our executive officers if we deem it advisable.

  Restricted Stock Grants or Awards

        Our 2003 plan authorizes us to grant rights to acquire restricted stock and our 2007 plan authorizes us to grant restricted stock or restricted stock awards. We have not granted restricted stock or restricted stock awards to any of our executive officers in the year ended December 31, 2006. However, our compensation, nominating and corporate governance committee, in its discretion, may in the future elect to recommend that the board of directors make such grants to our executive officers if it deems it advisable.

  Severance and Change in Control Benefits

        Our chief executive officer is entitled to certain severance and change in control benefits, the terms of which are described below under "— Post Employment Compensation." We believe this severance and change in control benefit is an essential element of our overall executive compensation package.

  Other Compensation

        In addition, consistent with our compensation philosophy, we intend to continue to maintain the current benefits for our executive officers, which are also available to all of our other employees; however, our compensation, nominating and corporate governance committee, in its discretion, may in the future revise, amend or add to the benefits of any executive officer if it deems it advisable.

  Deductibility of Compensation under Section 162(m)

        Section 162(m) of the Internal Revenue Code of 1986 limits our deduction for federal income tax purposes to not more than $1 million of compensation paid to certain executive officers in a calendar year. Compensation above $1 million may be deducted if it is "performance-based compensation." The compensation, nominating and corporate governance committee has not yet established a policy for determining which forms of incentive compensation awarded to our executive officers will be designed to qualify as "performance-based compensation." To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, the compensation, nominating and corporate governance committee has not adopted a policy that requires all compensation to be deductible. However, the compensation, nominating and corporate governance committee intends to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and the compensation, nominating and corporate governance committee intends to provide future compensation in a manner consistent with our best interests and those of our stockholders.

Summary Compensation Table

        The following table provides information regarding the compensation earned during the year ended December 31, 2006 by each person serving in 2006 as a principal executive officer, principal financial and accounting officer or other executive officer, who we collectively refer to as our "named executive officers" in this prospectus.

Name and principal position	Year	Salary($)	Bonus($)	Stock Awards(1)($)	Option awards(2)($)	All other compensation($)	Total($)
James M. Sweeney Chairman and Chief Executive Officer(3)	2006	474,222	—	25,000	—	253,188	752,410
Michael Forese Vice President, Finance and Administration(4)	2006	200,000	—	15,288	—	—	215,288
David S. Wood Former President and Chief Operating Officer(5)	2006	231,538	50,000	—	9,167	58,336	349,041

(1)
Calculated in accordance with SFAS No. 123R using the modified prospective transition method without consideration of forfeitures. The amount reflects the dollar amount realized by us for financial statement reporting purposes in 2006 in connection with the vesting of shares of common stock that were issued upon exercise of stock options prior to the vesting date of such options.

(2)
Calculated in accordance with SFAS No. 123R using the modified prospective transition method without consideration of forfeitures. The amount reflects the dollar amount realized by us for financial statement reporting purposes in 2006 in connection with the vesting of outstanding options to purchase shares of our common stock.

(3)
All other compensation includes $236,673 paid as reimbursement in connection with Mr. Sweeney's relocation from Pennsylvania to California and $16,515 paid towards air travel expenses for Mr. Sweeney's spouse. In August 2007, we paid a special bonus of $352,679 to Mr. Sweeney, approximately $210,000 of which he applied to repaying all principal and accrued interest on a loan we made to him in 2004. The bonus was paid in order to enable Mr. Sweeney to repay the loan prior to the initial filing of our registration statement for this offering, as required by the provisions of the Sarbanes-Oxley Act of 2002.

(4)
Mr. Forese served as our principal financial and accounting officer during fiscal year 2006, during which time we operated without a Chief Financial Officer. In August 2007, we paid a special bonus of $165,696 to Mr. Forese, approximately $115,000 of which he applied to repaying all principal and accrued interest on a loan we made to him in 2007. The bonus was paid in order to enable Mr. Forese to repay the loan prior to the initial filing of our registration statement for this offering, as required by the provisions of the Sarbanes-Oxley Act of 2002.

(5)
Mr. Wood served as our President and Chief Operating Officer since April 2006 and resigned effective June 2007. The bonus amount paid to, or earned by, Mr. Wood includes a signing bonus paid in May 2006 in connection with the hiring of Mr. Wood by us. Option awards represents a stock option granted to Mr. Wood on October 6, 2006 to purchase 400,000 shares of our common stock at an exercise price of $0.81 per share. All other compensation includes amounts paid as reimbursement in connection with Mr. Wood's relocation from Minnesota to Pennsylvania.

        In August 2004, we entered into an employment agreement with Mr. Sweeney, our Chief Executive Officer and Chairman of the Board, which was amended in November 2005. Mr. Sweeney receives a current base salary of $500,000 per year and is eligible to receive an annual performance bonus beginning with the fiscal year ending on December 31, 2006, with the amount of such bonus determined by our board of directors in its sole and absolute discretion. The employment agreement also entitles Mr. Sweeney to receive all customary and usual fringe benefits available to our employees.

        The employment agreement provides that Mr. Sweeney's employment is voluntary and at will. If, during Mr. Sweeney's employment with us, there is a change of control or an initial public offering and Mr. Sweeney voluntarily resigns within 180 days thereafter, he is entitled to payment of accrued base compensation, certain relocation benefits and tax reimbursements, to the extent not previously paid. In the event Mr. Sweeney voluntarily resigns more than 180 days after a change of control or an initial public offering, he is entitled to (i) payments at a rate equal to his base salary then in effect for a period of 12 months following his voluntary termination and (ii) payment of certain relocation benefits and tax reimbursements, to the extent not previously paid. In addition, if Mr. Sweeney is terminated without cause or becomes disabled, he is also entitled to (i) payments at a rate equal to his base salary then in effect for a period of 12 months following his involuntary termination or disability and (ii) payment of certain relocation benefits and tax reimbursements, to the extent not previously paid. All amounts payable to Mr. Sweeney in connection with his resignation or termination, as set forth above, are payable in accordance with our general payroll practices and not as a lump sum.

Post-Employment Compensation

        The amount of compensation payable to each named executive officer upon voluntary termination, involuntary termination without cause, termination following a change in control or termination in the event of disability or death of the executive is shown below.

  Payments Made Upon Termination

        Regardless of the manner in which a named executive officer's employment terminates, the named executive officer is entitled to receive amounts earned during his term of employment, including salary and unused vacation pay.

Potential Payment Under Employment Arrangements

        In August 2004, we entered into an employment agreement with Mr. Sweeney as described in greater detail under the heading "Summary Compensation Table." Assuming that, effective December 31, 2006, Mr. Sweeney voluntarily resigned more than 180 days after a change in control or an initial public offering or was terminated without cause or due to disability, he would be entitled to receive $460,000, reflecting 12 months of his then base salary.

        In June 2007, in connection with the termination of the employment of Mr. Wood, our former President and Chief Operating Officer, we entered into a separation and release agreement entitling Mr. Wood to severance benefits. The separation and release agreement provides that, in exchange for Mr. Wood's full release of claims against us, Mr. Wood was entitled to (i) severance payments at a rate equal to his base salary then in effect for a period of six months following his termination, (ii) in exchange for Mr. Wood's agreement to forfeit 25,027 of his vested stock option shares at the time of his termination, continued exercisability of his remaining 83,306 vested stock option shares for a period of one-year following his termination date and (iii) forgiveness of both principal and accrued interest pursuant to a loan by us to Mr. Wood made in September 2006. Assuming that Mr. Wood's termination had occurred on December 31, 2006 and that the separation and release agreement was in place at such time, Mr. Wood would be entitled to receive (i) a lump sum payment of $115,769, reflecting six months of Mr. Wood's then base salary, (ii) continued exercisability of 83,306 vested stock option shares for a period of one-year from his termination date and (iii) a lump sum of $222,278, reflecting the forgiveness of both principal and accrued interest under the September 2006 loan. In connection with his termination in June 2007, Mr. Wood received (i) a lump sum payment of $182,800, reflecting six months of Mr. Wood's then base salary, (ii) continued exercisability of 83,306 vested stock option shares for a period of one-year from his termination date and (iii) a lump sum of $227,117, reflecting the our forgiveness of both principal and accrued interest under the September 2006 loan.

Grants of Plan-Based Awards

        All stock options granted to our named executive officers are incentive stock options, to the extent permissible under the Code. The exercise price per share of each stock option granted to our named executive officers was equal to the fair market value of our common stock as determined in good faith by our board of directors on the date of the grant. All stock options were granted under our 2003 plan.

        We omitted columns related to non-equity and equity incentive plan awards as none of our named executive officers earned any such awards during 2006. The following table sets forth certain information regarding grants of plan-based awards to our named executive officers for 2006. Mr. Sweeney and Mr. Forese were not granted any plan-based awards during 2006 and therefore are not included in the following table.

Name	Grant date	All option awards: number of securities underlying options (#)	Exercise or base price of option awards ($/share)(1)	Grant date fair value of option awards ($)(2)
David S. Wood(3)	10/6/06	400,000	0.81	176,000

(1)
Represents the per share fair market value of our common stock, as determined in good faith by our board of directors on the grant date.

(2)
Calculated in accordance with SFAS No. 123R using the modified prospective transition method without consideration of forfeitures.

(3)
25% of the total number of shares subject to this named executive officer's options vest on the one-year anniversary of the applicable grant date with the remainder vesting over the following 36 months.

Outstanding Equity Awards at December 31, 2006

        The following table sets forth certain information regarding outstanding equity awards granted to our named executive officers for 2006 that remain outstanding as of December 31, 2006. All of the options in this table are exercisable at any time but, if exercised, are subject to a lapsing right of repurchase until the options are fully vested.

	Option awards(1)				Stock Awards(2)
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of Shares of stock that have not vested (#)	Market Value of Shares of stock that have not vested ($)(3)
James M. Sweeney	—	—	—	—	98,958
Michael Forese.	—	—	—	—	91,771
David S. Wood.	400,000	—	0.81	10/5/16	—	—

(1)
25% of the total number of shares subject to each named executive officer's options vest on the first anniversary of the applicable grant date with the remainder vesting over the following 36 months.

(2)
Represents shares of common stock subject to repurchase by us as of December 31, 2006 that were issued upon exercise of stock options prior to the vesting date of such options.

(3)
The market value is determined assuming an initial public offering price of $            per share, the mid-point of the range set forth on the cover page of this prospectus.

Option Exercises and Stock Vested

        The following table provides information regarding the number of shares of common stock acquired and the value received pursuant to the exercise of stock options and the vesting of stock during the year ended December 31, 2006 by our named executive officers for 2006.

	Stock Awards(1)
Name	Number of shares acquired on vesting	Value Realized on vesting(2)
James M. Sweeney	62,500
Michael Forese	37,500

(1)
Represents the number of shares of common stock that vested during 2006 which were originally acquired upon the exercise of stock options prior to the vesting date of such options.

(2)
The value realized on vesting is determined assuming an initial public offering price of $            per share, the mid-point of the range set forth on the cover page of this prospectus, multiplied by the number of shares that vested, without taking into account any taxes that may be payable in connection with the transaction.

Option Repricings

        We did not engage in any repricings or other modifications to any of our named executive officers' outstanding equity awards during the year ended December 31, 2006.

Pension Benefits

        None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. Our compensation, nominating and corporate governance committee may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in our best interests.

Nonqualified Deferred Compensation

        None of our named executive officers participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. Our compensation, nominating and corporate governance committee may elect to provide our officers and other employees with non-qualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Employee Benefit Plans

  2003 Equity Incentive Plan

        We adopted our 2003 equity incentive plan (the "2003 plan") in July 2003. The 2003 plan will terminate in July 2013, unless our board of directors terminates it earlier. The 2003 plan provides for the grant of the following:

  •
  ISOs, which may be granted solely to our employees, including officers; and

  •
  NSOs, stock bonus awards, and restricted stock awards, which may be granted to our directors, consultants or employees, including officers.

        Share Reserve.    As of the date hereof, an aggregate of 5,100,000 shares of our common stock are authorized for issuance under our 2003 plan.

        Shares of our common stock subject to options and other stock awards that have expired or otherwise terminate under the 2003 plan without having been exercised in full again will become available for grant under the plan. Shares of our common stock issued under the 2003 plan may include previously unissued shares or reacquired shares bought on the market or otherwise.

        Administration.    The 2003 plan is administered by our board of directors, which may in turn delegate authority to administer the plan to a committee. Subject to the terms of the 2003 plan, our board of directors or its authorized committee determines recipients, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, our board of directors or its authorized committee will also determine the exercise price of options granted under the 2003 plan.

        Stock Options.    Stock options will be granted pursuant to stock option agreements. Generally, the exercise price for an ISO cannot be less than 100% of the fair market value of the common stock subject to the option on the date of grant, and the exercise price for an NSO cannot be less than 85% of the fair market value of the common stock subject to the option on the date of grant. Options granted under the 2003 plan will vest at the rate specified in the option agreement. A stock option agreement may provide for early exercise, prior to vesting. Unvested shares of our common stock issued in connection with an early exercise may be repurchased by us.

        In general, the term of stock options granted under the 2003 plan may not exceed ten years. Unless the terms of an optionholder's stock option agreement provide for earlier or later termination, if an optionholder's service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionholder, or his or her beneficiary, may exercise any vested options up for to 12 months, or 18 months in the event of death, after the date the service relationship ends, unless the terms of the stock option agreement provide for earlier termination. If an optionholder's service relationship with us, or any affiliate of ours, ceases without cause for any reason other than disability or death, the optionholder may exercise any vested options for up to three months after the date the service relationship ends, unless the terms of the stock option agreement provide for a longer or shorter period to exercise the option. If an optionholder's relationship with us, or any affiliate of ours, ceases with cause, the option will terminate at the time the optionholder's relationship with us ceases. In no event may an option be exercised after its expiration date.

        Acceptable forms of consideration for the purchase of our common stock under the 2003 plan include (i) cash and (ii) at the discretion of our board of directors at the time of grant, common stock previously owned by the optionholder, deferred payment arrangements, or other legal consideration approved by our board of directors.

        Generally, an optionholder may not transfer a stock option other than by will or the laws of descent and distribution or a domestic relations order. However, an optionholder may designate a beneficiary who may exercise the option following the optionholder's death.

        Limitations.    The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any affiliate unless the following conditions are satisfied:

  •
  the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

  •
  the term of any ISO award must not exceed five years from the date of grant.

        Restricted Stock Awards.    Restricted stock awards will be granted pursuant to restricted stock purchase agreements. The purchase price of restricted stock awards shall not be less than 85% of the common stock's fair market value on the date the award is made or at the time the purchase is consummated. The purchase price for a restricted stock award may be payable in (i) cash, (ii) at the discretion of our board of directors, according to a deferred payment or other similar arrangement, or (iii) any other form of legal consideration approved by our board of directors. Shares of our common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by our board of directors. Rights to acquire shares of our common stock under a restricted stock award are not transferable other than by will or the laws of descent and distribution.

        Stock Bonus Awards.    Stock bonus awards will be granted pursuant to stock bonus award agreements. A stock bonus award may be granted in consideration for the recipient's past services performed for us or an affiliate of ours. Shares of our common stock acquired under a stock bonus award may, but need not, be subject to forfeiture to us in accordance with a vesting schedule to be determined by our board of directors. Rights to acquire shares of our common stock under a stock bonus award are not transferable other than by will or the laws of descent and distribution.

        Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure not involving the receipt of consideration by us, such as a stock split or stock dividend, the number of shares reserved under the 2003 plan and the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards will be appropriately adjusted.

        Corporate Transactions.    Unless otherwise provided in the stock award agreement, in the event of certain corporate transactions, any or all outstanding stock awards under the 2003 plan may be assumed, continued or substituted for by any surviving entity. If the surviving entity elects not to assume, continue or substitute for such awards, the vesting provisions of such stock awards generally will be accelerated in full and such stock awards will be terminated if and to the extent not exercised at or prior to the effective time of the corporate transaction and our repurchase rights will generally lapse.

        Plan Amendments.    Our board of directors will have the authority to amend or terminate the 2003 plan. However, no amendment or termination of the plan will adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. We will obtain stockholder approval of any amendment to the 2003 plan as required by applicable law.

  2007 Equity Incentive Plan

        Our board of directors adopted the 2007 equity incentive plan (the "2007 plan") in August 2007, and we expect our stockholders will approve the 2007 plan prior to the closing of this offering. The 2007 plan will become effective immediately upon the signing of the underwriting agreement related to this offering. The 2007 plan will terminate in             2017, unless sooner terminated by our board of directors.

        Stock Awards.    The 2007 plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance-based stock awards, and other forms of equity compensation, or collectively, stock awards. In addition, the 2007 plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees. All other awards may be granted to employees, including officers, non-employee directors and consultants.

        Share Reserve.    Following this offering, the aggregate number of shares of our common stock that may be issued initially pursuant to stock awards under the 2007 plan is            shares. In addition, the number of shares of our common stock reserved for issuance will automatically increase (i) on January 1 of each calendar year, from January 1, 2008 through January 1, 2017, by the least of (a)         percent of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year, (b)             shares, or (c) a number determined by our board of directors that is less than (a) or (b). The reserve will also include any shares reserved under the 2003 plan that are not subject to outstanding options at the effective date of the 2007 plan (            shares as of July 31, 2007) plus any shares that are issuable pursuant to options under the 2003 plan that are forfeited or expire from time to time. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2007 plan is equal to            shares, as increased from time to time pursuant to annual increases.

        No person may be granted stock awards covering more than            shares of our common stock under the 2007 plan during any calendar year pursuant to stock options or stock appreciation rights. In addition, no person may be granted a performance stock award covering more than            shares or a performance cash award covering $            in any calendar year. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such stock awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

        If a stock award granted under the 2007 plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again become available for subsequent issuance under the 2007 plan. In addition, the following types of shares under the 2007 plan may become available for the grant of new stock awards under the 2007 plan: (a) shares that are forfeited to or repurchased by us prior to becoming fully vested; (b) shares withheld to satisfy income or employment withholding taxes; (c) shares used to pay the exercise price of an option in a net exercise arrangement; and (d) shares tendered to us to pay the exercise price of an option. Shares issued under the 2007 plan may be previously unissued shares or reacquired shares bought on the open market. As of the date hereof, no shares of our common stock have been issued under the 2007 plan.

        Administration.    Our board of directors has delegated its authority to administer the 2007 plan to our compensation, nominating and corporate governance committee. Subject to the terms of the 2007 plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the consideration to be paid for restricted stock awards and the strike price of stock appreciation rights.

        The plan administrator has the authority to reprice any outstanding stock award under the 2007 plan without the approval of our stockholders.

        Stock Options.    Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2007 plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2007 plan vest at the rate specified by the plan administrator.

        The plan administrator determines the term of stock options granted under the 2007 plan, up to a maximum of ten years, except in the case of certain incentive stock options, as described below. Unless the terms of an optionholder's stock option agreement provide otherwise, if an optionholder's relationship with us, or any of our affiliates, ceases for any reason other than for cause, disability or death, the optionholder may exercise any vested options for a period of three months following the cessation of service. If an optionholder's service relationship with us is terminated for cause, then the option terminates immediately. If an optionholder's service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its term.

        Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash, check, bank draft or money order, (b) a broker-assisted cashless exercise, (c) the tender of common stock previously owned by the optionholder, (d) a net exercise of the option and (e) other legal consideration approved by the plan administrator.

        Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may designate a beneficiary, however, who may exercise the option following the optionholder's death.

        Tax Limitations on Incentive Stock Options.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (b) the term of the incentive stock option does not exceed five years from the date of grant.

        Restricted Stock Awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (a) cash, check, bank draft or money order, (b) past or future services rendered to us or our affiliates, or (c) any other form of legal consideration. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

        Restricted Stock Unit Awards.    Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant's cessation of continuous service for any reason.

        Stock Appreciation Rights.    Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2007 plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

        The plan administrator determines the term of stock appreciation rights granted under the 2007 plan, up to a maximum of ten years. If a participant's service relationship with us, or any of our affiliates, ceases, then the participant, or the participant's beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

        Performance Awards.    The 2007 plan permits the grant of performance stock awards and performance cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. To assure that the compensation attributable to performance-based awards will so qualify, our compensation, nominating and corporate governance committee can structure such awards so that stock will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period. The maximum benefit number of shares that may be granted to a participant in any calendar year attributable to performance stock awards may not exceed            shares of common stock and the maximum value that may be granted to a participant in any calendar year attributable to performance cash awards may not exceed $            .

        Other Stock Awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

        Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2007 plan, (b) the maximum number of shares by which the share reserve may increase automatically each year, (c) the maximum number of options, stock appreciation rights and performance stock awards and performance cash awards that can be granted in a calendar year, (d) the number of shares for which options are subsequently to be made as initial and annual grants to new and continuing non-employee directors and (e) the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.

        Corporate Transactions.    In the event of certain significant corporate transactions, awards under the 2007 plan may be assumed, continued or substituted for by any surviving or acquiring entity or its parent company. If the surviving or acquiring entity or its parent company elects not to assume, continue or substitute for such stock awards, then (a) with respect to any such stock awards that are held by individuals whose service with us or our affiliates has not terminated prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction, and (b) all other outstanding stock awards will terminate if not exercised prior to the effective date of the corporate transaction. Our board of directors has the discretion to:

  •
  arrange for the assumption, continuation, or substitution of a stock award by a surviving or acquiring entity or parent company;

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  accelerate the vesting of a stock award and provide for its termination prior to the effective time of the corporate transaction; or

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  provide for the surrender of a stock award in exchange for a payment equal to the excess of (a) the value of the property that the optionholder would have received upon the exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award.

        Changes in Control.    Our board of directors has the discretion to provide that a stock award under the 2007 plan will immediately vest as to all or any portion of the shares subject to the stock award (a) immediately upon the occurrence of certain specified change in control transactions, whether or not such stock award is assumed, continued or substituted by a surviving or acquiring entity in the transaction or (b) in the event a participant's service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change in control transactions. Stock awards held by participants under the 2007 plan will not vest automatically on such an accelerated basis unless specifically provided by the participant's applicable award agreement.

2007 Non-Employee Directors' Stock Option Plan

        Our board of directors adopted the 2007 non-employee directors' stock option plan (the "directors' plan") in August 2007 and we expect our stockholders will approve our directors' plan prior to the closing of this offering. The directors' plan will become effective immediately upon the signing of the underwriting agreement for this offering. The directors' plan will terminate at the discretion of our board of directors. The directors' plan provides for the automatic grant of nonstatutory stock options to purchase shares of our common stock to our non-employee directors.

        Share Reserve.    An aggregate of            shares of our common stock are reserved for issuance under the directors' plan. This amount will be increased annually on January 1 of each calendar year, from January 1, 2008 through January 1, 2017, by the aggregate number of shares of our common stock subject to options granted as initial grants and annual grants under the directors' plan during the immediately preceding year. However, our board of directors will have the authority to designate a lesser number of shares by which the authorized number of shares of our common stock will be increased.

        Shares of our common stock subject to stock options that have expired or otherwise terminated under the directors' plan without having been exercised in full shall again become available for grant under the directors' plan. Shares of our common stock issued under the directors' plan may be previously unissued shares or reacquired shares bought on the market or otherwise. If the exercise of any stock option granted under the directors' plan is satisfied by tendering shares of our common stock held by the participant, then the number of shares tendered shall again become available for the grant of awards under the directors' plan.

        Administration.    Our board of directors has delegated its authority to administer the directors' plan to our compensation, nominating and corporate governance committee.

        Stock Options.    Stock options will be granted pursuant to stock option agreements. The exercise price of the options granted under the directors' plan will be equal to 100% of the fair market value of our common stock on the date of grant. Initial grants vest in equal monthly installments over three years after the date of grant and annual grants vest in equal monthly installments over 12 months after the date of grant.

        In general, the term of stock options granted under the directors' plan may not exceed ten years. If an optionholder's service relationship with us, or any affiliate of ours, ceases, then the optionholder or his or her beneficiary may exercise any vested options for such period as provided under the terms of the stock option agreement.

        Acceptable consideration for the purchase of our common stock issued under the directors' plan may include cash, a "net" exercise, common stock previously owned by the optionholder or a program developed under Regulation T as promulgated by the Federal Reserve Board.

        Generally, an optionholder may not transfer a stock option other than by will or the laws of descent and distribution. However, an optionholder may transfer an option under certain circumstances with our written consent if a Form S-8 registration statement is available for the exercise of the option and the subsequent resale of the shares. In addition, an optionholder may designate a beneficiary who may exercise the option following the optionholder's death.

  Automatic Grants

  •
  Initial Grant.    Any person who becomes a non-employee director after the completion of this offering will automatically receive an initial grant of an option to purchase 30,000 shares of our common stock upon his or her election, subject to adjustment by our board of directors from time to time. These options will vest on the first anniversary of the date of grant with respect to thirty-three and one-third percent of the shares subject to the initial grant and the remainder will vest in equal monthly installments over the two-year period thereafter.

  •
  Committee Chair Grant.    Any person who becomes a chairperson of our audit committee or our compensation, nominating and corporate governance committee the after the completion of this offering will automatically receive a grant of an option to purchase 15,000 shares of our common stock upon his or her election, subject to adjustment by our board of directors from time to time. These options will vest on the first anniversary of the date of grant with respect to thirty-three and one-third percent of the shares subject to the grant and the remainder will vest in equal monthly installments over the two-year period thereafter.

  •
  Annual Grant.    In addition, any person who is a non-employee director on the date of each annual meeting of our stockholders automatically will be granted, on the annual meeting date, beginning with our 2008 annual meeting, an option to purchase 10,000 shares of our common stock, or the annual grant, subject to adjustment by our board of directors from time to time. However, the size of an annual grant made to a non-employee director who is elected after the completion of this offering and who has served for less than 12 months at the time of the annual meeting will be reduced ratably for each full month during such prior 12-month period during which such person did not serve as a non-employee director. These options will vest in equal monthly installments over 12 months following the date of grant.

        Changes to Capital Structure.    In the event there is a specified type of change in our capital structure not involving the receipt of consideration by us, such as a stock split or stock dividend, the number of shares reserved under the directors' plan and the number of shares and exercise price of all outstanding stock options will be appropriately adjusted.

        Corporate Transactions.    In the event of certain corporate transactions, including change in control transactions, the vesting of options held by non-employee directors whose service has not been terminated prior to the effective time of the corporate transaction generally will be accelerated in full and all options outstanding under the directors' plan will be terminated if not exercised prior to the effective date of the corporate transaction.

        Plan Amendments.    Our board of directors will have the authority to amend or terminate the directors' plan. However, no amendment or termination of the directors' plan will adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. We will obtain stockholder approval of any amendment to the directors' plan as required by applicable law.

2007 Employee Stock Purchase Plan

        Our board of directors adopted our 2007 employee stock purchase plan (the "2007 purchase plan") in August 2007, and we expect our stockholders will approve the 2007 purchase plan prior to the completion of this offering. The 2007 purchase plan will become effective immediately upon the signing of the underwriting agreement related to this offering.

        Share Reserve.    Following this offering, the 2007 purchase plan authorizes the issuance of             shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2008 through January 1, 2017, by the least of (a)     percent of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year, (b)             shares, or (c) a number determined by our board of directors that is less than (a) or (b). The 2007 purchase plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Code. As of the date hereof, no shares of our common stock have been purchased under the 2007 purchase plan.

        Administration.    Our board of directors has delegated its authority to administer the 2007 purchase plan to our compensation, nominating and corporate governance committee. The 2007 purchase plan is implemented through a series of offerings of purchase rights to eligible employees. Under the 2007 purchase plan, we may specify offerings with a duration of not more than 24 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.

        Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the 2007 purchase plan and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under the 2007 purchase plan. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the 2007 purchase plan at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

        Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the 2007 purchase plan, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year or (c) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may purchase shares under the 2007 purchase plan at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the 2007 purchase plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

        Changes to Capital Structure.    In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the number of shares reserved under the 2007 purchase plan, (b) the maximum number of shares by which the share reserve may increase automatically each year and (c) the number of shares and purchase price of all outstanding purchase rights.

        Corporate Transactions.    In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the 2007 purchase plan will be assumed, continued

or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants' accumulated payroll contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately.

  401(k) Plan

        We maintain a defined contribution employee retirement plan for our employees. The plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan. The 401(k) plan provides that each participant may contribute up to 100% of his or her pre-tax compensation, up to a statutory limit, which is $15,500 for 2007. Participants who are at least 50 years old can also make "catch-up" contributions, which in 2007 may be up to an additional $5,000 above the statutory limit. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan's trustee. The 401(k) plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. To date, we have not made any discretionary or matching contributions to the plan on behalf of participating employees.

Non-Employee Director Compensation

        The following table sets forth in summary form information concerning the compensation that we paid or awarded during the year ended December 31, 2006 to each of our non-employee directors:

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)	All Other Compensation ($)		Total ($)
Bruce H. KenKnight, Ph.D.(1)	—		—	—		—
Lawrence S. Lewin(2)	—		—	—		—
Fred A. Middleton	—		—	—		—
Timothy Mills, Ph.D.(3)	—		—	—		—
Eric N. Prystowsky, M.D.	8,000	(4)	—	36,000	(5)	44,000
Harry T. Rein	—		—	—		—
Robert J. Rubin, M.D.(6)	—		—	40,084	(7)	40,084
Daniel C. Wood	—		—	—		—

(1)
Dr. KenKnight resigned from our board in August 2007.

(2)
Mr. Lewin resigned from our board in July 2007.

(3)
Dr. Mills resigned from our board in July 2007.

(4)
Represents board meeting fees in the amount of $8,000 in connection with four meetings attended.

(5)
Represents fees paid to a consulting firm affiliated with Dr. Prystowsky for services provided by Dr. Prystowsky.

(6)
Dr. Rubin was elected to our board in August 2007.

(7)
Represents fees paid to Dr. Rubin for consulting services provided by him.

        We have reimbursed and will continue to reimburse our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

        In July, 2007, our board of directors adopted a compensation program for our non-employee directors, or the Non-Employee Director Compensation Policy. The Non-Employee Director

Compensation Policy will be effective for all of our non-employee directors on the effective date of this offering. Pursuant to the Non-Employee Director Compensation Policy, each member of our board of directors who is not our employee will receive the following cash compensation for board services, as applicable:

  •
  $25,000 per year for service as a board member;

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  $2,500 per year for service as a member of the audit committee and the compensation, nominating and corporate governance committee;

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  $2,000 for each in-person board meeting and $1,000 for each telephonic board meeting; and

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  $500 for each in-person or telephonic audit committee meeting.

        In addition, our non-employee directors will receive initial and annual, automatic, non-discretionary grants of nonqualified stock options under the terms and provisions of our directors' plan, which will become effective as of the effective date of this offering.

        Each non-employee director joining our board after the closing of this Offering will automatically be granted a non-statutory stock option to purchase 30,000 shares of common stock with an exercise price equal to the then fair market value of our common stock under our directors' plan. Each director assuming the role of a chairperson of the compensation, nominating and corporate governance or audit committees shall be granted an additional non-statutory option to purchase 15,000 shares of common stock with an exercise price equal to the then fair market of our common stock under our directors' plan. Each of these initial grants will vest over a three year period, 33 1/3% of which will vest upon the first anniversary of the date of grant and the remainder will vest in a series of 24 successive equal monthly installments thereafter. On the date of each annual meeting of our stockholders beginning in 2008, each non-employee director will automatically be granted a non-statutory stock option to purchase 10,000 shares of common stock on that date with an exercise price equal to the then fair market value of our common stock under our directors' plan. The annual grants will vest in equal monthly installments over 12 months following the date of grant. All stock options granted will have a maximum term of ten years and will vest in full upon the closing of a change in control transaction.

        In addition to the foregoing, each non-employee director serving on our board as of July 27, 2007 was granted a non-statutory stock option to purchase 30,000 shares of common stock under our 2003 plan with an exercise price equal to the then fair market value of our common stock and each non-employee director serving as a chairperson of the compensation or audit committee on July 27, 2007 was granted an additional non-statutory option to purchase 15,000 shares of common stock under our 2003 plan with an exercise price equal to the then fair market of our common stock on the date of grant. Each of these grants vest over a three year period, 33 1/3% of which will vest upon the first anniversary of the date of grant and the remainder will vest in a series of 24 successive equal monthly installments thereafter. All stock options granted will have a maximum term of ten years and will vest in full upon the closing of a change in control transaction.

        In addition to the foregoing, each non-employee director joining our board prior to the closing of this offering will automatically be granted a non-statutory stock option to purchase 30,000 shares of common stock under our 2003 plan with an exercise price equal to the then fair market value of our common stock and each non-employee director assuming the role of a chairperson of the compensation, nominating and corporate governance or audit committees prior to the closing of this offering will automatically be granted an additional non-statutory option to purchase 15,000 shares of common stock under our 2003 plan with an exercise price equal to the then fair market of our common stock on the date of grant. Each of these grants vest over a three year period, 33 1/3% of which will vest upon the first anniversary of the date of grant and the remainder will vest in a series of 24 successive equal monthly installments thereafter. All stock options granted will have a maximum term of ten years and will vest in full upon the closing of a change in control transaction.

        For a more detailed description of our directors' plan and 2003 plan, see "—Equity Benefit Plans" above.

Limitation of Liability and Indemnification

        Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

  •
  breach of their duty of loyalty to the corporation or its stockholders;

  •
  act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or redemption of shares; or

  •
  transaction from which the directors derived an improper personal benefit.

        These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

        Our amended and restated bylaws, which will become effective upon the completion of this offering, provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained a policy of directors' and officers' liability insurance.

        We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

        At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

        The following is a description of transactions since January 1, 2004 to which we have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers or to our knowledge, beneficial owners of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation, termination and change-in-control arrangements, which are described under "Executive Compensation." We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

Policies and Procedures for Transactions with Related Persons

        We have adopted a written Related-Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of "related-persons transactions." For purposes of our policy only, a "related-person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any "related person" are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director or a holder of more than five percent of our common stock, including any of their immediate family members and any entity owned or controlled by such persons.

        Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our audit committee (or, where review by our audit committee would be inappropriate, to another independent body of our board of directors) for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our audit committee takes into account the relevant available facts and circumstances including, but not limited to:

  •
  the risks, costs and benefits to us;

  •
  the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

  •
  the terms of the transaction;

  •
  the availability of other sources for comparable services or products; and

  •
  the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

        In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. Our policy requires that, in reviewing a related-person transaction, our audit committee must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of us and our stockholders, as our audit committee determines in the good faith exercise of its discretion. We did not previously have a formal policy concerning transactions with related persons.

Preferred Stock Financings

        In March 2004, we issued and sold to investors an aggregate of 1,000,000 shares of Series D preferred stock at a purchase price of $10.00 per share, for aggregate consideration of $10 million. Upon completion of this offering, these shares will convert into 1,000,000 shares of common stock.

        In March 2007, we issued and sold to investors an aggregate of 114,839 shares of mandatorily redeemable convertible preferred stock at a purchase price of $1,000 per share, for aggregate consideration of $114.8 million Upon completion of this offering, these shares will convert into            shares of common stock, assuming an initial public offering price of $                              per share, the mid-point of the price range set forth on the cover page of this prospectus.

        The participants in these preferred stock financings included the following directors, officers and holders of more than 5% of our capital stock or entities affiliated with them. The following table presents the number of shares issued to these related parties in these financings:

Participants(1)	Series D Preferred Stock	Mandatorily Redeemable Convertible Preferred Stock(2)
Guidant Investment Corporation(3)	500,000	—
Sanderling Venture Partners V Co-Investment Fund, L.P. and its affiliates(4)	150,000	7,256
H&Q Healthcare Investors and its affiliates(5)	—	1,563
BioFrontier Global Investment Partnership	84,637	—
Inglewood Ventures, L.P.(6)	65,631	—

(1)
Additional detail regarding these stockholders and their equity holdings is provided in "Principal and Selling Stockholders."

(2)
Each share of the mandatorily redeemable convertible preferred stock will convert into shares of common stock in connection with the offering at a conversion ratio of $1,000 divided by 90% of the initial public offering price, subject to a maximum denominator of $12.00 per share and a minimum denominator of $8.05 per share.

(3)
Bruce H. KenKnight, one of our former directors, was the Director of Business Development of Guidant Corporation as of the date we issued to Guidant Corporation shares of our Series D preferred stock.

(4)
Represents shares held by Sanderling V. Limited Partnership; Sanderling V Beteilingungs GmbH & Co KG; Sanderling V Biomedical Co-Investment Fund, L.P.; Sanderling Venture Partners V Co-Investment Fund, L.P.; Sanderling V Venture Management, Sanderling Venture Partners VI Co-Investment, L.P.; Sanderling VI Beteilingungs GmbH & Co KG; Sanderling VI Limited Partnership; and Sanderling Ventures Management VI. Fred A. Middleton, one of our directors, is a General Partner/Managing Director of Sanderling Ventures, and as such he shares voting and investment control of the shares held by these entities. Upon completion of this offering, these shares will convert into            shares of common stock, assuming in initial public offering price of $                              per share, the mid-point of the price range set forth on the cover page of this prospectus.

(5)
Represents shares held by H&Q Healthcare Investors and H&Q Life Science Investors. Upon completion of this offering, these shares will convert into            shares of common stock, assuming in initial public offering price of $                              per share, the mid-point of the price range set forth on the cover page of this prospectus.

(6)
Daniel Wood, one of our former directors, is a General Partner of Inglewood Ventures, L.P., and as such he shares voting and investment control of the shares held by Inglewood Ventures, L.P.

        In connection with our various preferred stock financings, we entered into amended and restated investor rights, voting, and right of first refusal and co-sale agreements containing voting rights, information rights, rights of first refusal and registration rights, among other things, with certain holders of our preferred stock and certain holders of our common stock, which agreements were most recently amended in connection with our mandatorily redeemable convertible preferred stock financing in March 2007. Moreover, in connection with our mandatorily redeemable convertible preferred stock financing in March 2007, we entered into a registration rights agreement with the holders of our mandatorily redeemable convertible preferred stock which provided certain registration rights to such holders.

Convertible Note and Warrant Issuances

Bridge Financings

        2005 Bridge Financing.    In August 2005, we issued secured subordinated convertible promissory notes in an aggregate amount of $2.0 million to affiliates of Sanderling Ventures, $500,000 to H&Q Healthcare Investors and its affiliates and $500,000 to Foundation Medical Partners, each with a maturity date of the first to occur of February 15, 2006 or certain events as set forth in the promissory notes. In connection therewith, we also issued warrants to purchase 171,427 shares of our preferred stock to affiliates of Sanderling Ventures, warrants to purchase 42,856 shares of our preferred stock to H&Q Healthcare Investors and its affiliates and warrants to purchase 42,857 shares of our preferred stock to Foundation Medical Partners.

        May 2006 Bridge Financings.    In May 2006 we issued secured subordinated convertible promissory notes in an aggregate amount of $2,113,534 to affiliates of Sanderling Ventures, $528,274 to H&Q Investors and its affiliates and $528,383 to Foundation Medical Partners, each with a maturity date of the first to occur of August 15, 2006 or certain events as set forth in the promissory notes. In connection therewith, we also issued warrants to purchase 181,159 shares of our Series D-1 preferred stock to affiliates of Sanderling Ventures, warrants to purchase 45,280 shares of our Series D-1 preferred stock to H&Q Healthcare Investors and its affiliates and warrants to purchase 45,290 shares of our Series D-1 preferred stock to Foundation Medical Partners. These notes and warrants superseded and restated in their entirety the notes and warrants issued in August 2005.

        August 2006 Bridge Financing.    In August 2006 we issued secured subordinated convertible promissory notes in an aggregate amount of $49,103 to affiliates of Sanderling Ventures, $12,273 to H&Q Investors and its affiliates and $12,276 to Foundation Medical Partners, each with a maturity date of the first to occur of February 15, 2007 or certain events as set forth in the promissory notes. In connection therewith, we also issued warrants to purchase 13,939 shares of our Series D-1 preferred stock to affiliates of Sanderling Ventures, warrants to purchase 3,475 shares of our Series D-1 preferred stock to H&Q Healthcare Investors and its affiliates and warrants to purchase 3,485 shares of our Series D-1 preferred stock to Foundation Medical Partners.

        The notes issued the May 2006 and August 2006 bridge financings were converted into $3.4 million of our mandatorily redeemable convertible preferred stock in March 2007. The exercise price of the warrants issued in the May 2006 and August 2006 bridge financings on a per share basis is $3.50. Unless previously exercised, these warrants will be automatically net exercised immediately prior to the completion of this offering in accordance with the terms thereof.

Guidant Financings

        In May 2006, we issued a subordinated promissory note with a principal amount of $21,400,958 to Guidant Investment Corporation, with a maturity date of November 12, 2007, which amended, restated and superseded in full those certain promissory notes dated November 12, 2003 and March 18, 2004, each with a principal amount of $10.0 million. These notes were repaid in full in August 2007.

        In May 2006, we issued a warrant to purchase 200,136 shares of our Series D-1 preferred stock to Guidant Investment Corporation. In August 2007 we issued a warrant to purchase 214,285 shares of our Series D-1 preferred stock to Guidant Investment Corporation. The exercise price of the warrants issued to Guidant Investment Corporation on a per share basis is $3.50. Unless previously exercised, these warrants will be automatically net exercised immediately prior to the completion of this offering in accordance with the terms thereof.

Loan Program

        From July 2003 to February 2006, we have maintained a program whereby, from time to time, we have allowed certain of our employees, including James M. Sweeney and Michael Forese, to exercise options to purchase shares of our common stock by issuing to us a full recourse promissory note. The promissory notes generally have a four year term and accrue interest at a rate of approximately the treasury rate. Principal and interest payments are due annually and the notes are secured by the Company's common stock issued under the arrangement.

        Under this program, in 2004, we made a loan of $187,500 to James M. Sweeney, bearing interest at an annual rate of 4.00% pursuant to a full recourse promissory note. The loan was payable in monthly payments of principal and interest through 2008. In August 2007, we paid a special bonus of $352,679 to Mr. Sweeney and, subsequently, the remaining outstanding principal and interest balance of the loan of approximately $210,000, which was the largest outstanding amount under the loan at any given time, was repaid in its entirety. Mr. Sweeney made no payments with respect to principal or interest under the loan other than the repayment in connection with his special bonus in August 2007.

        In 2007, we made a loan of $112,500 to Michael Forese, bearing interest at an annual rate of 4.58% pursuant to a full recourse promissory note. In August 2007, we paid a special bonus of $165,696 to Mr. Forese and, subsequently, the remaining outstanding principal and interest balance of the loan of approximately $115,000, which was the largest outstanding amount under the loan at any given time, was repaid in its entirety. Mr. Forese made no payments with respect to principal or interest under the loan other than the repayment in connection with his special bonus in August 2007.

Loan To David Wood

        In September 2006, we made a loan of $230,000 to David S. Wood, bearing interest at an annual rate of 5.13% pursuant to a loan agreement. Pursuant to the terms of a separation and release agreement we entered into with Mr. Wood in connection with the termination of his employment in June 2007, we forgave all principal and accrued interest under the loan.

Information Technology Services Agreement

        In July 2004, we entered into a two year information technology services agreement with Cardiac Pacemakers, Inc., an affiliate of Guidant Investment Corporation, a shareholder. Under the agreement, we provide information technology services to Cardiac Pacemakers and they pay us for such services. In June 2006, the agreement was extended for an additional two year period. In connection with this agreement we earned revenue of $1.3 million, $1.5 million, $0.9 million and $0.3 million for the years ended December 31, 2004, 2005, 2006 and the six months ended June 30, 2007, respectively.

Stock Options Granted to Executive Officers and Directors

        From January 1, 2004 to August 31, 2007, we granted options to purchase an aggregate of 610,000 shares of common stock to our current directors and executive officers, with exercise prices ranging from $0.75 to $3.05.

Indemnification Agreements

        We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding beneficial ownership of our capital stock outstanding as of July 31, 2007 by:

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers;

  •
  all of our directors and executive officers as a group; and

  •
  each selling stockholder.

        The percentage ownership information shown in the table is based upon: (1) 6,400,312 shares of common stock outstanding as of July 31, 2007, (2) the conversion of all outstanding shares of our preferred stock into    shares of common stock upon the completion of this offering, assuming an initial public offering price of $                       per share, the mid-point of the price range set forth on the cover page of this prospectus, (3) the automatic cashless exercise of warrants to purchase shares of our Series D-1 preferred stock upon the completion of this offering pursuant to the terms thereof, resulting in the issuance of            shares of our common stock, assuming an initial public offering price of $                      per share, the mid-point of the price range set forth on the cover page of this prospectus and (4) the issuance by us of                        shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters' over-allotment option.

        Each individual or entity shown in the table has furnished information with respect to beneficial ownership. We have determined beneficial ownership in accordance with the SEC's rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options, warrants or other rights that are either immediately exercisable or exercisable on September 29, 2007, which is 60 days after July 31, 2007. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

        Except as otherwise noted below, the address for each person or entity listed in the table is c/o CardioNet, Inc., 1010 Second Avenue, San Diego, California 92101.

Percentage of shares beneficially owned
Name and address of beneficial owner	Number of shares beneficially owned before offering	Number of shares beneficially owned after the offering	Number of shares to be sold in the offering(1)	Before offering	After offering
5% Stockholders and Selling Stockholders:
Guidant Investment Corporation/Boston Scientific Corporation and its affiliates
Sanderling Ventures and its affiliates(1)

H&Q Healthcare Investors and its affiliates
BioFrontier Global Investment Partnership and its affiliates
IngleWood Ventures, L.P.
Directors and executive officers:
James M. Sweeney(2)
Fred Middleton(3)
Eric N. Prystowsky, M.D.(4)
Harry T. Rein(5)
Robert J. Rubin, M.D.
Michael Forese(6)
David Wood(7)
All directors and executive officers as a group (8 persons)(8)

*
Represents beneficial ownership of less than 1%.

(1)
Includes the following shares held by the following related entities:

•
116,579 shares of capital stock held by Sanderling [Feri Trust] Venture Partners IV;

•
409,926 shares of capital stock held by Sanderling IV Limited Partnership;

•
124,365 shares of capital stock held by Sanderling Ventures Management IV;

•
1,050,747 shares of capital stock held by Sanderling Venture Partners IV, L.P.;

•
327,596 shares of capital stock held by Sanderling Venture Partners IV Co-Investment Fund, L.P.

•
409,051 shares of capital stock held by Sanderling IV Biomedical, L.P.;

•
655,261 shares of capital stock held by Sanderling IV Biomedical Co-Investment Fund, L.P.;

•
shares of capital stock held by Sanderling V Beteiligungs GmbH & Co. KG;

•
shares of capital stock held by Sanderling V Limited Partnership;

•
shares of capital stock held by Sanderling V Ventures Management;

•
shares of capital stock held by Sanderling Venture Partners V Co-Investment Fund, L.P.;

•
shares of capital stock held by Sanderling V Biomedical Co-Investment Fund, L.P.;

•
shares of capital stock held by Sanderling VI Beteiligungs GmbH & Co KG; and

•
shares of capital stock held by Sanderling VI Limited Partnership.

•
shares of capital stock held by Sanderling Ventures Management VI;

•
shares of capital stock held by Sanderling Venture Partners VI Co-Investment Fund, L.P.;

Robert G. McNeil and Fred A. Middleton share voting and investment control of the shares held by the Sanderling IV entities, and may be deemed a beneficial owner of these shares under the securities laws. Fred A. Middleton, one of our directors, and Robert G. McNeil, Timothy C. Mills and Timothy J. Wollaeger share voting and investment control of the shares held by the Sanderling V entities, and may be deemed a beneficial owner of these shares under the securities laws. Robert G. McNeil, Fred A. Middleton, Timothy C. Mills, Timothy J. Wollaeger and Paul A. Grayson share voting and investment control of the shares held by the Sanderling VI entities, and may be deemed a beneficial owner of these shares under the securities laws. The address of these Sanderling entities is 400 South El Camino Real, Suite 1200, San Mateo, CA 94402.

(2)
Includes 1,198,000 shares of capital stock held by the James M. Sweeney Trust established May 24, 1999, of which James M. Sweeney is trustee. Includes an option to purchase 100,000 shares of capital stock. Of these 2,559,690 shares, 141,666 shares of capital stock will be unvested as of September 29, 2007.

(3)
Includes the shares of capital stock held by Sanderling entities referred to in footnote (1) above. Fred Middleton disclaims any beneficial ownership of the shares owned by these entities except to the extent of his pecuniary interest in these entities.

(4)
Includes 20,408 shares of capital stock held by McDonald Investments, Inc. for the benefit of Eric N. Prystowsky IRA. Includes an option to purchase 20,000 shares of capital stock.

(5)
Includes    shares of capital stock held by Foundation Medical Partners, L.P. The address of Foundation Medical Partners, L.P. is 105 Rowayton Avenue, Rowayton, CT, 06853.

(6)
Of these 150,000 shares of capital stock, 63,646 will be unvested as of September 29, 2007.

(7)
Includes an option to purchase 83,306 shares of capital stock.

(8)
Includes the shares of capital stock referred to in footnotes (1), (2), (3), (4), (5) and (6) above. Also includes            shares of common stock, of which                         will be subject to a right of repurchase by us as of September 29, 2007, and options to purchase 300,000 shares of common stock, of which                        will be unvested as of September 29, 2007.

DESCRIPTION OF CAPITAL STOCK

        Upon completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

        The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and bylaws, which will be filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        Outstanding Shares.    Based on 6,392,203 shares of common stock outstanding as of June 30, 2007, the conversion of preferred stock outstanding as of June 30, 2007 into                        shares of common stock upon the completion of this offering, the issuance by us of                        shares of common stock in this offering, the automatic cashless exercise of warrants in connection with this offering for                        shares of our common stock pursuant to the terms thereof and no other exercise of options or warrants, there will be                        shares of common stock outstanding upon completion of this offering, assuming an assuming an initial public offering price of $                       per share, the mid-point of the price range set forth on the cover page of this prospectus. The number of shares of our common stock outstanding after this offering would be             shares assuming an initial public offering price of $                      per share, the low point of the price range set forth on the cover page of this prospectus or                         shares assuming an initial public offering price of $                              per share, the high point of the price range set forth on the cover page of this prospectus. See the "Capitalization" section in this prospectus for more information.

        As of June 30, 2007, there were 1,921,791 shares of common stock subject to outstanding options under our 2003 Equity Incentive Plan.

        As of June 30, 2007, we had approximately 193 record holders of our common stock.

        Voting Rights.    Each holder of common stock is entitled to one vote for each share of common stock on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

        Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

        Liquidation.    In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of any outstanding shares of preferred stock.

        Rights and Preferences.    Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

        Fully Paid and Nonassessable.    All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

        On June 30, 2007, there were 114,839 shares of mandatorily redeemable convertible preferred stock held of record by 35 stockholders and 17,682,606 shares of other preferred stock outstanding held of record by 79 stockholders.

        Upon the completion of this offering, all shares of preferred stock will be converted into shares of our common stock. The number of shares of common stock into which the mandatorily redeemable convertible preferred stock will be converted depends on the public offering price per share of common stock in this offering. The conversion price of each share of mandatorily redeemable convertible preferred stock shall be equal to the lesser of (a) $12.00 and (b) the greater of (i) $8.05 and (ii) 90% of the public offering price per share of common stock in this offering.

        Upon the completion of this offering, there will be no shares of preferred stock issued and outstanding. Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

        Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

        As of June 30, 2007, Silicon Valley Bank held a warrant to purchase an aggregate of 12,500 shares of our Series B preferred stock, having a weighted average exercise price of $1.47 per share. Upon completion of this offering, the Series B warrant will convert into a warrant to purchase an aggregate of 12,500 shares of our common stock (less any portion of the warrant that may be exercised between June 30, 2007 and the completion of the offering). As of June 30, 2007, warrants to purchase an aggregate of 964,189 shares of Series D-1 preferred stock, having a per share exercise price of $3.50, were outstanding. Unless previously exercised, these warrants will be automatically net exercised immediately prior to the completion of the offering.

        Silicon Valley Bank Warrant.    In August 2000, we issued a warrant to purchase an aggregate of 12,500 shares of our Series B preferred stock to Silicon Valley Bank with an exercise price of $1.47 per share. This warrant contains a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrant also provides for the same registration rights that holders of our Series B preferred stock are entitled to receive pursuant to our amended and restated investor rights agreement, as amended, as described in greater detail under the heading "Registration Rights." The warrant also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations. The warrant will terminate in August 2010.

        Warrants Issued in Connection with Bridge Financings, Guidant Debt and Extension of Term of Bridge Financing.    In May 2006 and August 2006, we issued warrants to purchase an aggregate of 964,189 shares of our Series D-1 preferred stock to the participants in certain bridge financing transactions and to Guidant Investment Corporation in connection with the extension of the term of its debt. The exercise price of the warrants on a per share basis is equal to $3.50. Each of these warrants contain a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Unless previously exercised, these warrants will be automatically net exercised immediately prior to the completion of the offering. The number of shares of our Common Stock issuable upon any automatic net exercise of the warrants varies according to a formula that depends on the initial public offering price. The following table shows how the number of shares issuable upon the automatic net exercise of these warrants varies over a range of initial public offering prices:

Initial public offering price
	$	$	$	$

Number of shares of common stock issued upon automatic net exercise of warrants

        The holders of the shares issuable upon exercise of the warrants are entitled to the same registration rights with respect to such shares that holders of our preferred stock are entitled to receive pursuant to our amended and restated investor rights agreement, as amended, as described in greater detail under the heading "Registration Rights."

        Each of our warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations.

Registration Rights

  Common and Preferred Stock other than Mandatorily Redeemable Convertible Preferred Stock

        Under our amended and restated investor rights agreement, as amended, the holders of                        shares of common stock outstanding or issuable upon conversion of our preferred stock other than mandatorily redeemable convertible preferred stock will have certain rights to require us to register their shares (without taking into account shares issuable upon exercise of warrants) with the Securities and Exchange Commission so that those shares may be publicly resold.

        Demand Registration Rights.    At any time beginning on the earlier of (a) March 18, 2008 and (b) six months after the completion of our initial public offering, the holders of at least 30% of the shares having demand registration rights have the right to make up to two demands that we file a registration statement so long as the aggregate number of securities requested to be sold under such registration statement is at least $5,000,000, subject to specified exceptions. We are not required to effect a registration pursuant to these demand registration rights during the period from the date of filing of, and ending 180 days following the effective date of a registration statement relating to a public offering.

        Form S-3 Registration Rights.    If we are eligible to file a registration statement on Form S-3, one or more holders of registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $1,000,000, subject to specified exceptions.

        "Piggyback" Registration Rights.    If we register any securities for public sale, holders of registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 20% of the total number of shares included in the registration statement, unless such offering is our initial public offering and such registration does not include shares of any other selling stockholders, in which case any and all shares held by selling stockholders may be excluded from the offering. The piggyback registration rights have been waived in connection with this offering and the filing of the registration statement of which this prospectus is a part.

        Expenses of Registration.    Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions.

        Expiration of Registration Rights.    The demand, piggyback and Form S-3 registration rights discussed above will terminate three years following the closing of our initial public offering. In addition, the registration rights discussed above will terminate with respect to any stockholder or warrant holder entitled to these registration rights on the date when such stockholder or warrant holder is able to sell all of their registrable common stock in a single 90-day period under Rule 144 of the Securities Act.

  Mandatorily Redeemable Convertible Preferred Stock

        We entered into a registration rights agreement with the holders of all of our mandatorily redeemable convertible preferred stock pursuant to which we will, at our expense, for the benefit of the holders of our mandatorily redeemable convertible preferred stock, file with the SEC a registration statement covering resale of the shares of common stock into which the shares of mandatorily redeemable convertible preferred stock will convert upon the completion of this offering within 90 days after the completion of this offering. We will use commercially reasonable best efforts to cause the registration statement to become effective within 180 days after the completion of this offering, and to keep a registration statement effective until the earlier of (i) the sale of all the shares of common stock into which the shares of mandatorily redeemable convertible preferred stock will convert upon the completion of this offering pursuant to Rule 144 under the Securities Act or a shelf registration statement and (ii) the date on which all shares of common stock into which the shares of mandatorily redeemable convertible preferred stock will convert upon the completion of this offering not theretofore sold pursuant to Rule 144 or such shelf registration statement can be sold without restrictions pursuant to Rule 144(k) other than any shares of common stock into which the shares of mandatorily redeemable convertible preferred stock will convert upon the completion of this offering held by affiliates of us. We are permitted to suspend the use of a prospectus that is part of a shelf registration statement under certain circumstances relating to corporate developments, public filings with the SEC and similar events for a period not to exceed 30 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period. We have agreed to pay liquidated damages as described herein, which we refer to as "Registration Default Damages" to holders of the shares of common stock into which the shares of mandatorily redeemable convertible preferred stock will convert upon the completion of this offering, if a shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted above. Such Registration Default Damages shall be paid upon the designated schedule until such failure to file or become effective or unavailability is cured, at a rate of 0.5% of the original issue price of the mandatorily redeemable convertible preferred stock (plus any accrued or declared and unpaid dividends thereon) for the initial occurrence of such event and 1.0% of the mandatorily redeemable convertible preferred stock (plus any accrued or declared and unpaid dividends thereon) for each 30-day period thereafter that the occurrence shall go uncured. We will pay Registration Default Damages in cash on the earlier of (i) the last day of the calendar month during which such registration default occurred and (ii) the third business day after the event or failure giving rise to the registration default is cured. When such registration default is cured, the time periods for calculation of Registration Default Damages shall cease to accrue as of the date of such cure.

        In addition to the rights discussed in the above paragraph, the registration rights agreement also provides that if subsequent to completion of this offering we file with the SEC a registration statement contemplating the underwritten public offering of common stock, the holders of the shares of common stock into which the shares of mandatorily redeemable convertible preferred stock will convert upon the completion of this offering will have the right to participate in such underwritten public offering with respect to their shares of common stock into which the shares of mandatorily redeemable convertible preferred stock will convert upon the completion of this offering, subject to customary requirements and conditions.

        We have agreed in the registration rights agreement to give notice to all holders of our mandatorily redeemable convertible preferred stock of the filing and effectiveness of a shelf registration statement by release made to Bloomberg Financial Markets or other reasonable means of distribution.

        Transferees of the mandatorily redeemable convertible preferred stock and the shares of common stock into which the shares of mandatorily redeemable convertible preferred stock will convert upon the completion of this offering will, under certain circumstances, be entitled to the benefits of the registration rights agreement.

Delaware Anti-Takeover Law and Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

        Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

        Amended and Restated Certificate of Incorporation and Bylaws.    Provisions of our amended and restated certificate of incorporation and bylaws, which will become effective upon the completion of this offering, may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and bylaws:

  •
  permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change of control);

  •
  provide that the authorized number of directors may be changed only by resolution of the board of directors;

  •
  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  divide our board of directors into three classes;

  •
  require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder's notice;

  •
  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election); and

  •
  provide that special meetings of our stockholders may be called only by the chairman of the board, our CEO or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

        The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of our then outstanding common stock.

Listing on the Nasdaq Global Market

        We have applied for listing on the Nasdaq Global Market under the symbol "BEAT," subject to official notice of issuance.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent and registrar's address is 59 Maiden Lane, Plaza level, New York, New York 10038.

MATERIAL U.S. FEDERAL INCOME TAX
CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to a non-U.S. holder that acquires our common stock pursuant to this offering. For the purpose of this discussion, a non-U.S. holder is any beneficial owner of our common stock that, for U.S. federal income tax purposes, is not a partnership or U.S. person. For purposes of this discussion, the term U.S. person means:

  •
  an individual who is a citizen or resident of the U.S.;

  •
  a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or any political subdivision thereof;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has in effect a valid election to be treated a U.S. person.

        If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships that hold our common stock and partners in such partnerships to consult their tax advisors.

        This discussion assumes that a non-U.S. holder will hold our common stock issued pursuant to this offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder's special tax status or special tax situations. Certain former citizens or residents of the U.S., life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions and investors that hold common stock as part of a hedge, straddle, conversion transaction, synthetic security or other integrated investment are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code") and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-U.S. holder to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

        We have not paid any dividends on our common stock and we do not plan to pay any dividends in the foreseeable future. However, if we do pay dividends on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder's adjusted tax basis in the common stock, but not below zero, and then will be treated as gain from the sale of the common stock.

        Dividends paid (out of earnings and profits) to a non-U.S. holder of our common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the non-U.S. holder within the U.S. To receive a reduced rate of withholding under a tax treaty, a non-U.S. holder must provide us with an IRS Form W-8BEN or other appropriate version of Form W-8 certifying qualification for the reduced rate.

        Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder generally are not subject to withholding tax, provided certain certification requirements are met. Such effectively connected dividends, net of certain deductions and credits, are taxed at the graduated U.S. federal income tax rates applicable to U.S. persons, unless an applicable tax treaty provides otherwise. To claim an exemption from withholding because the income is effectively connected within a U.S. trade or business of the non-U.S. holder, the non-U.S. holder must provide a properly executed IRS Form W-8BEN or IRS Form W-8ECI, as applicable, or such successor form as the IRS designated prior to the payment of dividends. In addition to the graduated tax described above, dividends that are effectively connected with a U.S. trade or business of a corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

        A non-U.S. holder of our common stock may obtain a refund or credit of any excess amounts withheld if an appropriate claim for refund is timely filed with the IRS.

Gain on Disposition of Common Stock

        Subject to the discussion below under "Backup Withholding and Information Reporting," a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with a U.S. trade or business of the non-U.S. holder, and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

  •
  the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock. We believe that we are not currently, and that we will not become, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

        Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on a net basis at the graduated U.S. federal income tax rates applicable to U.S. persons and, in the case of corporate holders, the "branch profits tax" may also apply. Gain described in the second bullet point above (which may be offset by certain U.S. source capital losses) will be subject to a flat 30% U.S. federal income tax or such lower rate as may be specified by an applicable tax treaty.

        If we were to become a U.S. real property holding corporation at any time during the applicable period described in the third bullet point above, any gain recognized on a disposition of our common stock by a non-U.S. holder would be subject to U.S. federal income tax at the graduated U.S. federal income tax rates applicable to U.S. persons if the non-U.S. holder owned (directly, indirectly or constructively) more than 5% of our common stock during the applicable period or our common stock were not "regularly traded on an established securities market" (within the meaning of Section 897(c)(3) of the Code). If our common stock is not so traded, the person to whom a non-U.S. holder sells our common stock may be required to withhold an amount equal to 10% of the purchase price, which amount would be creditable against the non-U.S. holder's income tax liability. We believe that our common stock will be treated as so traded.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Payments of dividends or proceeds on the disposition of our common stock made to a non-U.S. holder may be subject to additional information reporting and backup withholding (currently at a rate of 28%) unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the beneficial owner is a U.S. person.

        Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is timely furnished to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

        Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.

        Based on the number of shares of common stock outstanding as of July 31, 2007, upon completion of this offering,    shares of common stock will be outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining    shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

  •
  no restricted shares will be eligible for immediate sale upon the completion of this offering;

  •
  up to    restricted shares will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements at least 180 days after the date of this offering; and

  •
  the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods under Rule 144, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

        In general, under Rule 144 under the Securities Act of 1933, as in effect on the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately            shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

        In July 2007, the SEC announced proposed revisions to Rule 144. If the proposed changes to Rule 144 are approved, the holding period for restricted shares of our common stock after the completion of this offering may be reduced to six months under specified circumstances, the restrictions on the sale of restricted shares of our common stock held by our affiliates may be reduced and certain other restrictions on resale of the shares of our common stock under Rule 144 may be modified to make it easier for our stockholders under specified circumstances to sell their shares upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus. We do not know whether these proposed revisions to Rule 144 will be adopted as proposed or in a modified form, or at all.

Rule 144(k)

        Under Rule 144(k) under the Securities Act as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

        Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described and under "Underwriting" and will become eligible for sale at the expiration of those agreements.

Lock-up Agreements

        Our officers and directors, the selling stockholders and substantially all of our other stockholders have agreed that, for a period of 180 days from the date of this prospectus (the "Lock-Up Period"), they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. The lock-up agreement does not prohibit selling stockholders from selling shares of our common stock in this offering. The lock-up agreements signed by our security holders generally permit them to transfer shares of our common stock (i) acquired in open market transactions after the completion of this offering contemplated by the Underwriting Agreement, (ii) to a family member or trust, (iii) by bona fide gift, will or intestacy, and (iv) if the security holder is a partnership, limited liability company or corporation, to its partners, members, stockholders or affiliates of the undersigned; provided that, in each case, no filing by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer (other than a filing made after the expiration of the Lock-Up Period) and provided further that in connection with the transactions listed in (ii)-(iv) above, the transferee agrees to be bound in writing by the terms of this agreement prior to such transfer. In addition, security holders may establish a written plan for trading securities in accordance with Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended, provided that such plan does not provide for the disposition, during the Lock-Up Period, of any shares of our common stock or any securities convertible into, or exercisable or exchangeable for our common stock. Furthermore, security holders may exercise or exchange any option or warrant to acquire shares of our common stock, or securities exchangeable or exercisable for or convertible into our common stock, provided that the security holders do not transfer the Common Stock acquired on such exercise or exchange during the Lock-Up Period.

        The Lock-Up Period will be extended if

  •
  we issue an earnings release or material news, or a material event relating to us occurs, during the last 17 days of the Lock-Up Period; or

  •
  prior to the expiration of the Lock-Up Period, we announce that we will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period,

in which case the restrictions described in the preceding paragraph shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Citigroup Global Markets Inc. waives, in writing, such extension.

        Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

Registration Rights

        Upon completion of this offering, the holders of            shares of our common stock (or    shares, if the underwriters exercise their over-allotment option in full) and warrants to purchase up to 12,500 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement of which this prospectus is a part. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of Capital Stock — Registration Rights."

Equity Incentive Plans

        We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock reserved for issuance under our 2003 Equity Incentive Plan, and our 2007 Equity Incentive Plan, 2007 Non-Employee Directors' Stock Option Plan and 2007 Employee Stock Purchase Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up arrangement described above, if applicable.

UNDERWRITING

        Citigroup Global Markets Inc. is acting as sole bookrunning manager of the offering, and, together with CIBC World Markets Corp. and SunTrust Robinson Humphrey, Inc., is acting as a representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of shares
Citigroup Global Markets Inc.
CIBC World Markets Corp.
SunTrust Robinson Humphrey, Inc.

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

        The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $                      per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $                      per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

        We, our officers and directors, and the selling stockholders and our other stockholders have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citi, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. Citi in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

        At our request, the underwriters have reserved up to    % of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

        Each underwriter has represented, warranted and agreed that:

  •
  it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares included in this offering to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  •
  it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares included in this offering in circumstances in which section 21(1) of the FSMA does not apply to us;

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares included in this offering in, from or otherwise involving the United Kingdom; and

  •
  the offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

        Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering

        We have applied to have our common stock listed on the Nasdaq Global Market under the symbol "BEAT."

        The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

	Paid by CardioNet, Inc.		Paid by selling stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

        In connection with the offering,            on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citi repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We and the selling stockholders estimate that our respective portions of the total expenses of this offering will be $                              and $                  .

        Citi and SunTrust have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        The sellers of the common stock have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the common stock as contemplated in this prospectus. Accordingly, no purchaser of the common stock, other than the underwriters, is authorized to make any further offer of the common stock on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive ("Qualified Investors") that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common stock has been or will be

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France or

  •
  used in connection with any offer for subscription or sale of the common stock to the public in France.

        Such offers, sales and distributions will be made in France only

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

The common stock may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

LEGAL MATTERS

        The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley Godward Kronish LLP, San Diego, California. Dewey & LeBoeuf LLP, New York, New York, is counsel for the underwriters in connection with this offering.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2004, 2005 and 2006, and at June 30, 2006 and for each of the three years in the period ended December 31, 2006, and for the six months ended June 30, 2007 as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

        Ernst & Young LLP, independent certified public accountants has audited PDSHeart, Inc.'s financial statements at December 31, 2004, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, as set forth in their report. The Company has included these financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of that document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

        You can read our SEC filings, including the registration statement, over the internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing or telephoning us at: 1010 Second Avenue, San Diego, California 92101, (619) 243-7500.

        Upon completion of this offering, we will be subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file periodic reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at http://www.cardionet.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

CARDIONET, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CardioNet, Inc.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2005 and 2006 and June 30, 2007	F-3
Consolidated Statements of Operations for the years ended December 31, 2004, 2005, and 2006 and for the six months ended June 30, 2006 (unaudited) and 2007	F-4
Consolidated Statements of Redeemable Convertible Preferred Stock and Shareholders' Equity (Deficit) for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2007	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006 and for the six months ended June 30, 2006 (unaudited) and 2007	F-6
Notes to Consolidated Financial Statements	F-7
PDSHeart, Inc.
Report of Independent Certified Public Accountants	F-29
Consolidated Balance Sheets as of December 31, 2005 and 2006	F-30
Consolidated Statements of Operations for the years ended December 31, 2004, 2005, and 2006	F-31
Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 2004, 2005 and 2006	F-32
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006	F-33
Notes to Consolidated Financial Statements	F-34

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
CardioNet, Inc.

        We have audited the accompanying balance sheets of CardioNet, Inc. (the "Company") as of December 31, 2005, December 31, 2006 and June 30, 2007, and the related statements of operations, redeemable preferred stock and shareholders' deficit, and cash flows for each of the three years in the period ended December 31, 2006 and for the six-month period ended June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CardioNet, Inc. at December 31, 2005, December 31, 2006 and June 30, 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 and the six-month period ended June 30, 2007, in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 2 to the financial statements, the Company changed its method of accounting for stock-based compensation effective January 1, 2006.

        As discussed in Note 3, the Company has restated its financial statements for the years ended December 31, 2005 and 2006 to correct an error in accounting for the warrants to purchase preferred stock and the classification of its non-redeemable preferred stock.

/s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
October 23, 2007

CARDIONET, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,		June 30,
	2005	2006	2007
	(restated)	(restated)	(restated)
Assets
Current assets:
Cash and cash equivalents	$2,757,556	$3,909,150	$50,333,590
Accounts receivable, net of allowance for doubtful accounts of $2,973,000, $6,263,000, and $12,501,000 at December 31, 2005 and 2006, and at June 30, 2007, respectively	9,136,870	10,496,607	16,767,049
Due from related parties	101,549	90,628	90,270
Prepaid expenses and other current assets	489,311	294,913	754,775

Total current assets	12,485,286	14,791,298	67,945,684
Property and equipment, net	3,536,139	1,779,043	9,165,974
Due from related parties	—	207,278	—
Other assets	429,717	392,450	509,756
Intangible assets, net	—	—	3,299,142
Goodwill	—	—	40,652,522

Total assets	$16,451,142	$17,170,069	$121,573,078

Liabilities and shareholders' deficit
Current liabilities:
Accounts payable	$1,338,619	$1,642,132	$3,318,901
Accrued liabilities	4,258,380	5,285,412	6,780,452
Bridge loan payable to certain shareholders	2,891,358	3,229,247	—
Note payable to shareholder	—	21,001,719	23,204,367
Current portion of debt	349,191	2,346,186	1,042,548
Current portion of capital leases	—	—	48,695
Deferred revenue	—	—	687,571

Total current liabilities	8,837,548	33,504,696	35,082,534
Note payable to shareholder	20,000,000	—	—
Long-term debt, net of current portion	365,061	2,911,115	2,200,759
Deferred rent	620,367	428,534	638,553
Other noncurrent liabilities	288,657	182,490	176,588

Total liabilities	30,111,633	37,026,835	38,098,434
Redeemable convertible preferred stock
Convertible preferred stock — no par value:
Mandatorily redeemable convertible preferred stock 114,883 shares authorized, 114,839 shares issued and outstanding; liquidation preference of $128,323,013	—	—	109,802,477
Shareholders' deficit
Series A — 1,563,248 shares authorized, issued, and outstanding; liquidation preference of $390,812	390,812	390,812	390,812
Series B — 4,720,347 shares authorized; 4,707,847 shares issued and outstanding; liquidation preference of $10,873,044	6,903,969	6,903,969	6,903,969
Series C — 10,399,011 shares authorized, issued, and outstanding; liquidation preference of $52,036,579	36,195,991	36,195,991	36,195,991
Series D — 1,000,000 shares authorized, issued, and outstanding; liquidation preference of $12,400,000	9,964,933	9,964,933	9,964,933
Series D1 — 964,075 shares authorized, none issued and outstanding as of June 30, 2007	—	—	—
Series D1 preferred stock warrants	434,567	1,664,623	1,664,623
Common stock — no par value; 36,000,000 shares authorized; 5,710,031, 5,942,108, and 6,392,203 shares issued and outstanding at December 31, 2005, 2006, and June 30, 2007, respectively	1,031,809	1,186,463	1,567,286
Paid-in capital	—	21,746	—
Notes receivable from shareholders	(266,251)	(224,250)	(501,151)
Accumulated deficit	(68,316,321)	(75,961,053)	(82,514,296)

Total shareholders' deficit	(13,660,491)	(19,856,766)	(26,327,833)

Total liabilities and shareholders' deficit	$16,451,142	$17,170,069	$121,573,078

See accompanying notes.

CARDIONET, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
		(restated)	(restated)	(restated)	(restated)
				(unaudited)
Revenues:
Net patient service revenues	$20,956,152	$29,466,653	$33,019,175	$15,516,359	$28,220,584
Other revenues	1,274,630	1,471,075	903,626	632,032	298,926

Total revenues	22,230,782	30,937,728	33,922,801	16,148,391	28,519,510
Cost of revenues	16,970,591	16,963,107	12,700,998	6,865,822	9,743,109

Gross profit	5,260,191	13,974,621	21,221,803	9,282,569	18,776,401
Operating expenses:
Research and development	2,412,015	3,360,753	3,630,819	1,980,236	2,009,637
General and administrative	15,252,286	13,853,089	15,630,610	7,461,853	12,281,257
Sales and marketing	7,694,447	6,455,686	6,448,290	2,979,449	7,696,343

Total operating expenses	25,358,748	23,669,528	25,709,719	12,421,538	21,987,237

Loss from operations	(20,098,557)	(9,694,907)	(4,487,916)	(3,138,969)	(3,210,836)
Other income (expense):
Interest income	141,063	96,463	114,295	42,224	904,664
Interest expense	(989,890)	(1,864,813)	(3,271,111)	(1,253,543)	(1,952,151)

Total other income (expense)	(848,827)	(1,768,350)	(3,156,816)	(1,211,319)	(1,047,487)

Net loss	(20,947,384)	(11,463,257)	(7,644,732)	(4,350,288)	(4,258,323)

Dividends on and accretion of mandatorily redeemable convertible preferred stock	—	—	—	—	(2,844,336)
Net loss available to common shareholders	$(20,947,384)	$(11,463,257)	$(7,644,732)	$(4,350,288)	$(7,102,659)

Net loss per common share:
Basic and diluted	$(3.67)	$(2.02)	$(1.31)	$(0.76)	$(1.14)

Pro forma (unaudited)			$(0.32)		$(0.21)

Weighted average number of common shares outstanding:
Basic and diluted	5,712,114	5,675,544	5,816,719	5,751,700	6,214,067

Pro forma (unaudited)			23,619,018		33,673,580

See accompanying notes.

CARDIONET, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND SHAREHOLDERS' EQUITY (DEFICIT)

	Redeemable Convertible Preferred Stock		Shareholders' Equity (Deficit) (Restated)
	Mandatorily Redeemable Convertible Preferred Stock		Convertible Preferred Stock
					Common Stock			Notes Receivable From Shareholders
							Paid-in Capital		Accumulated Deficit	Total Shareholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2003	—	—	16,670,106	$43,490,772	5,783,233	$975,330	—	$(560,000)	$(35,905,680)	$8,000,422
Issuance of Series D convertible preferred stock (net of issuance costs of $35,067)	—	—	1,000,000	9,964,933	—	—	—	—	—	9,964,933
Issuance of common stock and stock options	—	—	—	—	433,422	105,662	—	—	—	105,662
Exercise of stock options under note receivable arrangements	—	—	—	—	250,000	187,500	—	(187,500)	—	—
Stock repurchased	—	—	—	—	(825,598)	(286,334)	—	269,354	—	(16,980)
Repayment of shareholder notes receivable	—	—	—	—	—	—	—	130,740	—	130,740
Net loss	—	—	—	—	—	—	—	—	(20,947,384)	(20,947,384)

Balance, December 31, 2004	—	—	17,670,106	53,455,705	5,641,057	982,158	—	(347,406)	(56,853,064)	(2,762,607)
Series D1 preferred stock warrants			—	434,567						434,567
Issuance of common stock and stock options	—	—	—	—	165,501	63,648	—	—	—	63,648
Exercise of stock options under note receivable arrangements	—	—	—	—	260,000	178,750	—	(178,750)	—	—
Stock repurchased	—	—	—	—	(356,527)	(192,747)	—	188,307	—	(4,440)
Repayment of shareholder notes receivable	—	—	—	—	—	—	—	71,598	—	71,598
Net loss	—	—	—	—	—	—	—	—	(11,463,257)	(11,463,257)

Balance, December 31, 2005 (restated)	—	—	17,670,106	53,890,272	5,710,031	1,031,809	—	(266,251)	(68,316,321)	(13,660,491)
Series D1 preferred stock warrants			—	1,230,056						1,230,056
Issuance of common stock and stock options	—	—	—	—	270,052	167,960	—	—	—	167,960
Stock repurchased	—	—	—	—	(37,975)	(13,306)	—	13,126	—	(180)
Repayment of shareholder notes receivable	—	—	—	—	—	—	—	28,875	—	28,875
Compensatory stock options earned	—	—	—	—	—	—	21,746	—	—	21,746
Net loss	—	—	—	—	—	—	—	—	(7,644,732)	(7,644,732)

Balance, December 31, 2006 (restated)	—	—	17,670,106	55,120,328	5,942,108	1,186,463	21,746	(224,250)	(75,961,053)	(19,856,766)
Series D1 preferred stock warrants			—	—						—
Issuance of common stock and stock options	—	—	—	—	90,095	103,922	—	—	—	103,922
Exercise of stock options under note receivable arrangements	—	—	—	—	360,000	276,901	—	(276,901)	—	—
Compensatory stock options earned	—	—	—	—	—	—	200,670	—	—	200,670
Issuance of mandatorily redeemable convertible preferred stock and recognition of contingent beneficial conversion	114,839	106,958,141	—	—	—	—	—	—	327,000	327,000
Dividend on and accretion of mandatorily redeemable convertable preferred stock	—	2,844,336	—	—	—	—	(222,416)	—	(2,621,920)	(2,844,336)
Net loss	—	—	—	—	—	—	—	—	(4,258,323)	(4,258,323)

Balance, June 30, 2007 (restated)	114,839	$109,802,477	17,670,106	$55,120,328	6,392,230	$1,567,286	$—	$(501,151)	$(82,514,296)	$(26,327,833)

See accompanying notes.

CARDIONET, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
		(restated)	(restated)	(restated) (unaudited)	(restated)
Operating activities
Net loss	$(20,947,384)	$(11,463,257)	$(7,644,732)	$(4,350,288)	$(4,258,323)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	5,597,057	5,869,120	2,656,291	1,818,263	1,267,698
Loss on disposal of property and equipment	545,935	695,330	14,471	6,621	23,028
(Decrease) increase in deferred rent	374,984	109,156	(191,833)	(110,993)	210,019
Provision for doubtful accounts	1,339,677	2,453,464	3,290,025	1,825,138	3,762,228
Common stock and stock options issued for services	18,300	30,000	—	—	61,950
Accretion of debt discount, including recognition of contingent beneficial conversion	—	325,925	930,420	206,790	638,546
Compensatory stock options earned	—	—	21,746	—	200,670
Amortization of intangibles	—	—	—	—	306,958
Changes in operating assets and liabilities:
Accounts receivable	(3,065,611)	(5,047,246)	(4,649,762)	(2,366,449)	(4,449,197)
Due from related parties	—	(50,105)	(196,357)	16,065	(207,637)
Prepaid expenses and other current assets	(107,052)	119,112	194,398	149,709	(101,605)
Other assets	13,328	(3,781)	37,267	35,138	102,707
Accounts payable	(535,684)	592,096	303,513	297,554	956,083
Accrued liabilities	1,039,364	1,012,286	2,427,991	822,721	1,819,074
Other noncurrent liabilities	399,801	(111,144)	(106,167)	(69,770)	(90,218)

Net cash (used in) provided by operating activities	(15,327,285)	(5,469,044)	(2,912,729)	(1,719,501)	241,981
Investing activities
Purchases of property and equipment	(9,364,087)	(644,550)	(913,666)	(265,664)	(4,613,838)
Investment in subsidiary, net of cash acquired	—	—	—	—	(45,906,548)

Net cash used in investing activities	(9,364,087)	(644,550)	(913,666)	(265,664)	(50,520,386)
Financing activities
Net proceeds from issuance of preferred stock	9,964,933	—	—	—	—
Net proceeds from issuance of mandatorily redeemable convertible preferred stock	—	—	—	—	102,119,142
Proceeds from issuance of common stock	87,362	33,648	167,960	57,141	41,971
Proceeds from issuance of debt	10,261,437	3,342,275	5,130,525	—	372,998
Repayment of debt	(124,995)	(289,460)	(349,191)	(252,875)	(5,831,266)
Repurchase of stock	(16,980)	(4,440)	(180)	—	—
Payments received on shareholder notes	130,740	71,598	28,875	26,251	—

Net cash provided by financing activities	20,302,497	3,153,621	4,977,989	(169,483)	96,702,845

Net increase (decrease) in cash and cash equivalents	(4,388,875)	(2,959,973)	1,151,594	(2,154,648)	46,424,440
Cash and cash equivalents — beginning of period	10,106,404	5,717,529	2,757,556	2,757,556	3,909,150

Cash and cash equivalents — end of period	$5,717,529	$2,757,556	$3,909,150	$602,908	$50,333,590

Supplemental disclosure of cash flow information
Cash paid for interest	$97,713	$981,970	$1,782,100	$1,419,985	$2,250,518

Supplemental disclosure of noncash financing activities
Exercise of stock options under note receivable arrangements	$187,500	$178,750	$—	$—	$276,900
Mandatorily redeemable convertible preferred stock issued in connection with bridge loan	—	—	—	—	$3,383,000
Mandatorily redeemable convertible preferred stock issued as consideration for PDSHeart, Inc. acquisition	—	—	—	—	$1,456,000
Deferral of interest payment on long term debt	—	—	$1,400,959	$1,400,959	$1,900,141

See accompanying notes.

CARDIONET, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005, 2006 and June 30, 2007

1.     Organization

        CardioNet, Inc. (the Company or CardioNet) provides ambulatory, continuous, real-time outpatient management solutions for monitoring relevant and timely clinical information regarding an individual's health. The Company, which integrates wireless communications, Internet and cardiac monitoring technologies, has been in active development since 1994 through predecessor research and development entities. CardioNet incorporated in the state of California in March 1994, but did not actively begin developing its product platform until April 2000. In September 1999, the Company was capitalized as CardioNet, a company focused on helping physicians more rapidly diagnose and more effectively manage therapy for patients with cardiovascular disease. In February 2002, the Company received FDA 510(k) clearance for the first and second generation of its core CardioNet System which automatically detects cardiac rhythm problems and transmits ECG data to a 24/7/365 monitoring center which was opened in Conshohocken, Pennsylvania in July 2002. The CardioNet Monitoring Center provides analysis and response for all incoming ECG data. Currently the Company provides all arrhythmia monitoring services for the CardioNet system at this location. The Company receives reimbursement for services provided to patients from Medicare and other third-party payors.

        On March 8, 2007, the Company acquired PDSHeart, Inc., a leading cardiac monitoring company, for an aggregate of $51.6 million plus the assumption of $5.2 million in debt. PDSHeart, now a wholly-owned subsidiary of CardioNet, provides Event monitoring, Holter monitoring and Pacing services in 48 states, primarily in the southeast. The acquisition has broadened the Company's geographic coverage and expanded the service offering to include the complete range of cardiac monitoring services.

2.     Summary of Significant Accounting Policies

  Principals of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

  Unaudited Interim Financial Statement Data

        The accompanying consolidated statements of operations and cash flows for the six month period ended June 30, 2006 are unaudited. The unaudited interim financial statement data has been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly the Company's results of its operations and cash flows for the six month period ended June 30, 2006. The financial data and other information disclosed in these notes to the financial statements related to the six month period ended June 30, 2006 are unaudited. The results for the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007, nor for any other interim period or for any future year.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

  Cash Equivalents

        Cash and cash equivalents include various deposits with financial institutions in checking and short-term money market accounts. The Company considers all highly liquid investments with initial maturity dates of three months or less to be cash or cash equivalents.

  Accounts Receivable Concentration of Credit Risk and Allowance for Bad Debt

        Accounts receivable consist of amounts due to the Company from third-party payors and patients as a result of the Company's normal business activities. Accounts receivable are reported in the balance sheets at their estimated net realizable value, which approximates outstanding amounts, less an allowance for bad debt. The Company provides an allowance for bad debt for estimated losses resulting from unwillingness of third-party payors, physicians or patients to make payment for services. The allowance is determined based upon historical collections experience, write-off's and a percentage of the Company's accounts receivable by aging category. Uncollectible account balances are written off against the allowance after all means of collections have been exhausted and the potential for recovery is considered remote. Expenses for doubtful accounts are included in general and administrative expense in the accompanying consolidated statements of operations.

        Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with high quality financial institutions to mitigate this risk. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company records an allowance for doubtful accounts when it becomes probable and estimable that a receivable will not be collected. Past-due amounts are written off against the allowance for doubtful accounts when collections are deemed unlikely and all collection efforts have ceased.

        At December 31, 2004 one customer accounted for 16% of our accounts receivable. At December 31, 2005 no one customer accounted for greater then 10% of our accounts receivable balance. At December 31, 2006, one customer accounted for 13% of our accounts receivable. Two customers accounted for 11% and 12% of our accounts receivable at June 30, 2007. For the six months ended June 30, 2007 Medicare accounted for approximately 30% of the Company's revenue.

        The estimated mix of accounts receivable from government programs, physicians, private pay patients and third-party payers at December 31, 2004, 2005, 2006 and June 30, 2007 are as follows:

	2004	2005	2006	June 30, 2007
Government programs	7%	7%	6%	11%
Physicians	3%	8%	6%	6%
Private pay patients	9%	8%	6%	10%
Third-party payers	81%	77%	83%	73%

        The following table summarizes the changes in the Company's allowance for doubtful accounts for the period indicated.

	Year ended December 31,
				Six months ended June 30, 2007
	2004	2005	2006
Balance at the beginning of the period	$74,022	$520,000	$2,973,464	$6,263,488
Allowances acquired from PDSHeart acquisition	—	—	—	2,499,540
Amounts to expense	1,432,644	2,536,556	4,194,785	3,826,416
Accounts written off	(986,666)	(83,092)	(904,761)	(88,872)

Balance at the end of the period	$520,000	$2,973,464	$6,263,488	$12,500,572

  Property and Equipment

        Property and equipment is recorded at cost. Depreciation is provided over the estimated useful life of each class of depreciable assets (generally 2-5 years), and is computed using the straight-line method. Leasehold improvements are amortized over the shorter of the estimated asset life or term of the lease. Repairs and maintenance costs are charged to expense as incurred.

  Impairment of Long-Lived Assets

        The Company periodically evaluates the recoverability of the carrying value of its long-lived assets based on the criteria established in Statement of Financial Accounting Standard (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Company considers historical performance and anticipated future results in its evaluation of potential impairment. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of these assets in relation to the operating performance of the business and the undiscounted cash flows expected to result from the use of these assets. Impairment losses are recognized when the sum of the expected future cash flows is less than the assets' carrying value. No such impairment losses have been recognized to date.

  Goodwill and Acquired Intangible Assets

        In March 2007, the Company recorded goodwill and acquired intangible assets under the purchase method of accounting in connection with the acquisition of the assets of PDSHeart (Note 3). Acquired intangible assets consist of trade name, customer relationships and non-compete agreements. The Company amortizes acquired intangible assets over their estimated useful lives on a straight-line basis.

        Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of the acquired business. The Company accounts for goodwill in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill and intangible assets which have indefinite lives are not amortized but instead are tested for impairment annually or more frequently if changes in circumstances or occurrence of events indicate possible impairment.

        Pursuant to SFAS No. 142, the Company will perform an annual impairment test for goodwill. If the carrying value of the Company's goodwill exceeds its fair value, any excess of the carrying value over the implied fair value will be recorded as an impairment loss.

  Revenue Recognition

        The Company recognizes patient service revenue from four different services, CardioNet System services and, event, Holter and pacemaker monitoring services. Our largest source of revenue is CardioNet System services for which we recognize revenue as the monitoring service is provided. For event monitoring services, revenue is recognized over the monitoring period, typically 30 days, on a straight-line basis. For monitoring services related to Holters and pacemakers, revenue is recognized as the service is provided.

        The CardioNet monitor and event monitors are shipped to the patient from the service center after the patient agrees to be monitored. Included in this shipment is a prepaid return shipment mailer so when the patient monitoring is complete, the monitor can be returned to CardioNet and ultimately sent to another patient. Holtor monitors are provided by the physician's office and returned by the patient to the physician's office. There is no fee or charge associated with providing the monitors. The provision of monitors is included in the fee we charge for our services.

        Revenue is reported at the estimated net realizable amounts from commercial payors, physicians, patients and Medicare for services rendered. Payment arrangements for the Cardionet System include per diem (per day) and case rate payments, which is a fixed payment amount for the patient monitoring period. Payment arrangements for event, Holter and pacemaker services are generally reimbursed on a per test basis. Revenue from commercial payors is recognized based on the negotiated contractual rate or upon historical or estimated payment patterns. We estimate from history and or experience the amount of revenue to be received for each claim filed. We base our estimates, which require our management to exercise judgement, on historical results, which are limited, according to the type of service and specifics of each arrangement. Payments from the Medicare and Medicaid program are based on reimbursement rates set by governmental authorities, which may fluctuate. Laws and regulations governing the Medicare and Medicaid programs are complex and subject to interpretation. Management believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing.

        Other revenue, consisting mainly of information technology services provided to an affiliate of a stockholder, is recognized as the services are provided.

  Research and Development Costs

        Research and development costs are charged to expense as incurred.

  Net loss attributable to common shares

        The Company computes net loss per share in accordance with SFAS No. 128, Earnings Per Share (SFAS No. 128). Under SFAS No. 128, basic net loss per share is computed by dividing net loss per share available to common stockholders by the weighted average number of common shares outstanding for the period and excludes the effects of any potentially dilutive securities. Diluted earnings per share, if presented, would include the dilution that would occur upon the exercise or conversion of all potentially dilutive securities into common stock using the "treasury stock" and/or "if converted" methods as applicable.

        The following summarizes the potential outstanding common stock of the Company as of the end of each period:

	December 31, 2004	December 31, 2005	December 31, 2006	June 30, 2007
Convertible preferred stock (A,B,C,D)	17,670,106	17,670,106	17,670,106	17,670,106
Mandatorily redeemable convertible preferred stock	—	—	—	9,569,917
Series B warrants	12,500	12,500	12,500	12,500
Series D1 warrants	—	—	—	964,075
Common stock options outstanding	1,256,286	1,355,536	1,529,655	1,921,791
Common stock options available for grant	561,778	413,553	7,357	665,126
Common stock	5,641,057	5,710,031	5,942,108	6,392,203

Total	25,141,727	25,161,726	25,161,726	37,195,718

        If the outstanding options, warrants, and preferred stock were exercised or converted into common stock, the result would be anti-dilutive. Accordingly, basic and diluted net loss attributable to common stockholders per share are identical for all periods presented in the accompanying consolidated statements of operations

        The unaudited pro forma net loss per share is calculated by dividing the unaudited pro forma net loss available to common shareholders by the pro forma weighted average number of common shares outstanding during the period. The pro forma weighted average number of common shares assumes the conversion of the outstanding preferred stock and the exercise of all outstanding warrants and options. The Company believes unaudited pro forma net loss per share provides material information to investors, as the conversion of the Company's preferred stock to common stock is expected to occur upon the closing of an initial public offering, and the disclosure of pro forma net loss per share thus provides an indication of net loss per share on a basis that is comparable to what will be reported by the Company as a reporting entity. The following details the computation of the unaudited pro forma net loss per share as for the year ended December 31, 2006 and the six months ended June 30, 2007:

	Year ended December 31, 2006	Six Months ended June 30, 2007
	(unaudited)	(unaudited)
Net loss	$(7,644,732)	$(4,258,323)
Pro forma accretion of preferred stock dividend (unaudited)	—	(2,844,336)

Pro forma net loss applicable to common shares	(7,644,732)	(7,102,659)
Weighted average number of common shares outstanding:
Basic and diluted	5,816,719	6,214,067
Conversion of preferred stock and exercise of options and warrants	17,802,298	27,459,513

Pro forma basic and diluted weighted average shares outstanding (unaudited)	23,619,018	33,673,580

Pro forma basic and diluted loss per common share (unaudited)	$(0.32)	$(0.21)

  Stock-Based Compensation

        In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation, that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) requires that an entity measure the cost of equity-based service awards based on the grant-date fair value of the award and recognize the cost of such awards over the period during which the employee is required to provide service in exchange for the award (the vesting period). SFAS No. 123(R) requires that an entity measure the cost of liability-based service awards based on current fair value that is remeasured subsequently at each reporting date through the settlement date. The Company adopted this new standard effective January 1, 2006, under the prospective method, which requires the Company to recognize share-based compensation expense in the statements of operations for any new grants and modifications made after the date of adoption. The Company accounts for equity awards issued to non-employees in accordance with EITF 96-18, Accounting for Equity Investments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services (EITF 96-18).

        The Company estimated and has taken responsibility for the assumptions used in valuing its common stock during 2006 and 2007. The valuation methodology utilized relied primarily on the "income approach" to estimate enterprise value. The income approach involves projecting future cash flows and discounting them to present value using a discount rate based on a risk adjusted weighted average cost of capital of comparable companies. The projection of future cash flows and the determination of an appropriate discount rate involve a significant level of judgment. In order to allocate the enterprise value to the various securities that comprise the Company's capital structure, the option-pricing method was used. The contemporaneous valuation of the Company's common stock yielded a value of $0.81 in 2006. The valuation yielded a fair value as of February 16, 2007 of $2.52 per share, and a post PDSHeart acquisition value as of March 8, 2007 of $3.05 per share.

        Prior to 2006, the Company accounted for grants made under its stock option plan in accordance with APB Opinion No. 25, Accounting for Stock Options Issued to Employees, as permitted under SFAS No. 123. Under APB Opinion No. 25, the Company was only required to recognize compensation expenses for options granted to employees for the difference between the fair value of the underlying common stock and the exercise price of the option at the date of grant. The fair value of these options were determined using the minimum value option pricing model.

        Since the exercise price of the Company's stock option grants issued prior to 2006 was equal to the estimated fair value of the underlying stock on the grant date, no compensation expense related to options granted to employees was recognized in prior years.

  Income Taxes

        The Company utilizes the liability method of accounting for income taxes as prescribed by SFAS No. 109 Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company has provided a full valuation allowance against its net deferred tax assets as of December 31, 2004, 2005, 2006 and June 30, 2007.

  Certain Significant Risks and Uncertainties

        Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable balances. Cash and cash equivalents consist primarily of cash in bank accounts. Accounts receivable consist of amounts due to the Company from its normal business activities. The Company performs ongoing credit evaluations of its customers' financial condition and maintains an allowance for potential credit losses.

        The Company participates in a dynamic high-technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company's future financial position, results of operations, or cash flows; ability to obtain future financing; advances and trends in new technologies; competitive pressures; changes in overall demand for the products offered by the Company; acceptance of the Company's products; ability to obtain satisfactory agreements with payors for reimbursement for services; litigation or claims against the Company based on intellectual property, patent, regulatory, and other factors; and the Company's ability to attract and retain employees necessary to support its growth.

  Segment information

        SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information about those segments to be presented in interim financial reports issued to stockholders. Operating segments are identified as components of an enterprise about which separate financial information is available for evaluation by the chief operating decisions maker, or decision making group, in making decisions on how to allocate resources and assess performance. The Company views its operations and manages it business as one operating segment.

  New Accounting Pronouncements

        In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which prescribes detailed guidance for the financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 was effective January 1, 2007 for the Company. The adoption of FIN 48 did not have a material impact on the Company's financial statements.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company is currently evaluating the requirements of SFAS No. 157; however, does not expect that its adoption will have a material effect on the consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115 ("SFAS 159"). SFAS 159 permits entities to choose fair value measurement for many financial instruments and certain other items as of specified election dates. Business entities will thereafter report in earnings the unrealized gains and losses on items for which the fair value option has been chosen. The fair value option may be applied instrument by instrument but may not be applied to portions of instruments and is irrevocable unless a new elections date occurs. SFAS 159 is effective for the Company beginning January 1, 2008. The Company is currently evaluating the potential impact of adoption of SFAS 159, but does not expect that it will have a material effect on the consolidated financial statements.

3.     Restatement

        The Company has restated its financial statements for the years ended December 31, 2005 and 2006 and the six months periods ended June 30, 2006 and 2007. The Company has determined that the accounting for its Series D-1 preferred stock warrants, issued in connection with various financing transactions (see Note 7) in 2005 and 2006, and the classification of the Series A, B, C, D and D-1 preferred stock in connection with the issuance of the warrants, was incorrect. In connection with the issuance of the warrants, the Company has recorded a discount against its borrowings and has accreted this discount into interest expense using the effective interest method. In connection with the classification of the Series A, B, C, D and D-1 preferred stock, the Company has concluded that the non-redeemable preferred stock is properly classified as permanent equity. The impact of the restatement is as follows:

	As of and for the year ended				As of and for the six months ended
	December 31, 2005		December 31, 2006		June 30, 2006		June 30, 2007
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Redeemable convertible preferred stock—Series A, B, C, D, D-1 preferred stock	$53,455,705	$—	$53,455,705	$—	$53,455,705	$—	$53,455,705	$—
Shareholders' deficit—Series A, B, C, D, D-1 preferred stock	$—	$53,455,705	$—	$53,455,705	$—	$53,455,705	$—	$53,455,705
Series D-1 preferred stock warrants	$—	$434,567	$—	$1,664,623	$—	$—	$—	$1,664,623
Bridge loan payable to certain shareholders	$3,000,000	$3,229,247	$3,238,286	$3,238,286	$—	$—	$—	$—
Note payable to shareholder	$—	$—	$21,400,958	$21,001,719	$—	$—	$23,301,099	$23,204,367
Interest expense	$(1,538,888)	$(1,864,813)	$(2,340,691)	$(3,271,111)	$(1,046,753)	$(1,253,543)	$(1,313,605)	$(1,952,151)
Net loss	$(11,137,332)	$(11,463,257)	$(6,714,312)	$(7,644,732)	$(4,143,498)	$(4,350,288)	$(3,619,777)	$(4,258,323)

4.     Acquisition-PDSHeart, Inc.

        On March 8, 2007, the Company acquired all of the outstanding capital stock of PDSHeart for an aggregate purchase price of $51.6 million. The $51.6 million purchase price was comprised of $44.3 million cash at closing, $5.2 million in assumed debt, $1.4 million of transaction expenses and the assumption of a $0.7 million liability related to payments due to certain key employees of PDSHeart upon the one year anniversary of the closing. Approximately $1.5 million of the assumed debt was satisfied through the issuance of 1,456 shares of MRCPS at a par value of $1,000. In addition to the $51.6 million consideration, the Company agreed to pay PDSHeart shareholders $5.0 million of contingent consideration in the event of a qualifying liquidation event, including a public offering or acquisition. Due to the contingent nature of this payment, no liability has been recorded in the historical financial statements.

        The acquisition has been included within the consolidated results of operations from March 8, 2007. The total estimated purchase price of the acquisition has been allocated to assets and liabilities based on management's preliminary estimate of their fair values. The preliminary allocation of the purchase price will be subject to further adjustments, as the Company finalizes its allocation of purchase price in accordance with U.S. generally accepted accounting principles ("GAAP"). The preliminary allocation may be adjusted for changes in the Company's allocation to tangible assets including accounts receivables and fixed assets as the Company completes its assessment of estimated fair value. In addition, the allocation may change upon the settlement of the contingent obligation or the payment of additional transaction costs.

        The Company believes that the acquisition will accelerate its market expansion strategy by providing immediate access to a sales force with existing physician relationships capable of marketing the CardioNet system in areas of the country where it had previously not been sold. A significant portion of the purchase price has been allocated to goodwill. The most significant reason is that 75% of PDSHeart revenues are received as patient reimbursement from medical insurers and Medicare; however the patients are the customers as they determine the economic relationship. There is no long-term intangible asset associated with these patients so no value has been assigned to this revenue stream.

        Under the purchase method of accounting, the total purchase price is allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. The purchase price was allocated using information currently available, and the Company may adjust the preliminary purchase price. The following is a summary of the preliminary purchase price allocation:

Cash and cash equivalents	$509,000
Accounts receivable, net	5,168,000
Property, plant and equipment	4,136,000
Other assets	505,000
Goodwill	40,653,000
Intangible assets:
Trade name	1,810,000
Customer relationships	1,551,000
Non compete agreements	245,000
Other liabilities assumed	(2,984,000)

Net assets acquired	$51,593,000

        The intangible assets with definite lives are being amortized on a straightline basis over lives ranging from two to six years.

        The following supplemental information presents the non-cash impact on the balance sheet of assets acquired and liabilities assumed in connection with the acquisition of PDSHeart.

Assets acquired	$54,577
Liabilities assumed	(2,984)
Debt assumed	(5,178)

Cash paid	46,415
Less cash acquired	(509)

Cash paid, net of cash acquired	$45,906

        The following unaudited pro forma consolidated statements of operations data for the year ended December 31, 2006 and the six months ended June 30, 2007 is based on the historical statements of operations of the Company and PDSHeart giving effect to the acquisition of PDSHeart as if the acquisition had occurred on January 1, 2006, in the case of the year ended December 31, 2006, and as if the acquisition had occurred on January 1, 2007, in the case of the six months ended June 30, 2007.

	Year ended December 31, 2006	Six months ended June 30, 2007
Revenues	$54,775,000	$32,588,000
Net loss	$(6,914,000)	$(4,160,000)
Net loss available to common shareholders	$(6,914,000)	$(7,004,000)
Basic and diluted net loss available to common shareholders per share	$(1.19)	$(1.13)

        The unaudited pro forma consolidated statements of operations data is based on estimates and assumptions which are preliminary and subject to change. The unaudited pro forma consolidated financial statements data is presented for illustrative purposes only and are not necessarily indicative of the combined results of operations to be expected in any future period or the results that actually would have been realized had the entities been a single entity during these periods.

5.     Goodwill and Intangible Assets

        The carrying amount of goodwill as of June 30, 2007 is $40,653,000.

        The gross carrying amounts and accumulated amortization of the Company's intangible assets as of June 30, 2007 is as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Useful Life Years
Trade Name	$1,810,000	$188,000	$1,622,000	3
Customer Relationships	1,551,000	81,000	1,470,000	6
Non Compete Agreements	245,000	38,000	207,000	2

	$3,606,000	$307,000	$3,299,000

        The estimated future annual amortization expense is $985,000.

6.     Property and Equipment

        Property and equipment consists of the following:

		December 31,		June 30,
	Estimated Useful Life (Years)
		2005	2006	2007
Cardiac monitoring devices	2-5	$9,952,062	$9,828,966	$16,378,094
Computers and purchased software	3-5	3,092,686	3,180,425	4,309,498
Equipment, tools and molds	3	1,472,758	1,341,417	1,297,870
Furniture and fixtures	3	506,205	506,206	849,670
Cardiac monitoring device parts and components	2-5	451,337	512,695	758,427
Leasehold improvements	Life of lease	473,903	508,862	576,799

Total property and equipment, at cost		15,948,951	15,878,571	24,170,358
Less accumulated depreciation and amortization		(12,412,812)	(14,099,528)	(15,004,384)

Total property and equipment, net		$3,536,139	$1,779,043	$9,165,974

        Depreciation expense associated with property and equipment was $5,597,057, $5,869,120, $2,656,291 and $1,267,698 for the years ended December 31, 2004, 2005, 2006 and for the six-month period ended June 30, 2007, respectively.

7.     Accrued Expenses

        Accrued expenses consist of the following:

	December 31,		June 30,
	2005	2006	2007
Accrued purchases	$655,399	$724,560	$1,324,654
Accrued compensation	1,361,832	1,731,325	3,589,623
Accrued professional fees	97,381	150,809	35,000
Accrued interest payable	1,517,588	2,076,179	1,132,759
Current portion of exit costs liability	322,937	174,494	178,427
Other	303,243	428,045	519,989

	$4,258,380	$5,285,412	$6,780,452

8.     Long-Term Debt

        Long-term debt consists of the following as of December 31, 2005 and 2006 and June 30, 2007:

	December 31,		June 30,
	2005	2006	2007
Note payable to shareholder, secured by substantially all assets of the Company, interest payable in annual installments at the Prime Rate plus 1% (June 30, 2007), principal due in November 2007	$20,000,000	$21,400,958	$23,301,099
Note payable to a redevelopment authority, secured by certain assets of the Company. Interest accrues monthly at a rate of 6.5%, with monthly principal and interest payments of $3,909 due January 2007 through December 2008, remaining principal and accrued interest due December 2008	400,000	365,061	—
Bridge financing with certain shareholders, secured by certain assets of the Company. Interest accrues monthly at a rate of 8%, with principal and accrued interest payable upon the occurrence of certain events as defined in the bridge financing agreements	3,000,000	3,238,286	—
Term loan with a bank. Interest-only payments through July 2007. Thirty-six monthly installments of principal and interest beginning August 2007	—	3,000,000	3,000,000
Revolving bank line of credit	—	1,892,240	—
Note payable to third party payor	—	—	201,863
Note payable to finance company for insurance premiums	314,252	—	41,444

Total	23,714,252	29,896,545	26,544,406
Less current portion	(3,240,549)	(26,577,152)	(24,246,915)
Less debt discount	(108,642)	(408,278)	(96,732)

Long-term portion	$20,365,061	$2,911,115	$2,200,759

  Note Payable to Shareholder

        On November 12, 2003, the Company entered into a Credit Agreement with a shareholder that provided a $20,000,000 credit facility. The Company drew down the first $10,000,000 pursuant to the credit facility on November 12, 2003, and made an additional drawdown of $10,000,000 pursuant to the credit facility on March 18, 2004. Each drawdown was evidenced by a promissory note. On May 30, 2006, the Company entered into an Amended and Restated Subordinated Promissory Note with the shareholder in the amount of $21,400,958 that restated and superseded in full the prior promissory notes, and represented the entire principal and interest accrued under the credit facility as of December 31, 2005. In January, 2007, the Company entered into an Amended and Restated Subordinated Promissory Note with the shareholder in the amount of $23,301,099 that restated and superseded in full the prior promissory notes, and represented the entire principal and interest accrued under the credit facility as of December 31, 2006. The credit facility matures on November 13, 2007, and all principal and accrued interest outstanding is payable on that date. The interest rate on the credit facility is equal to the prime rate as published in The Wall Street Journal plus 1%.

        The Credit Agreement is secured by substantially all of the Company's assets and requires the Company to comply with various financial covenants. At June 30, 2007, the Company is in compliance with such covenants.

  Bridge Financing

        On May 1, 2006 and August 29, 2006, the Company entered into bridge financing transactions and issued $3,170,192 and $73,653, respectively, of Subordinated Convertible Promissory Notes (the "2006 Notes") and concurrently issued detachable warrants for the purchase of the Company's Series D-1 Preferred Stock to certain existing investors. The 2006 Notes matured on the first occurrence of certain events as defined in the agreements. The Company was required to repay all principal and interest outstanding pursuant to the 2006 Notes on the maturity date. The relative fair value of the warrants was recorded as a discount to the 2006 Notes. As a result of recording the fair value of the warrants as a debt discount, a beneficial conversion feature was created as the effective conversion rate at the time the notes were issued, which was less than the fair market value of the MRCPS into which the stock was converted. When the Company completed its February 2007 equity financing before the maturity date, holders of the 2006 Notes elected to convert the 2006 Notes into shares of the Company's preferred stock subject to terms described in the agreements. Concurrent with the closing of the Company's private placement of Mandatorily Redeemable Convertible Preferred Stock (see Note 8) on March 7, 2007, the holders of the 2006 Notes converted the 2006 Notes into shares of mandatorily redeemable convertible preferred stock. For the six-month period ended June 30, 2007, the Company recorded $327,000 of interest expense related to the beneficial conversion feature, which was considered contingent at the time the notes were issued.

        The 2006 Notes were secured by substantially all of the assets of the Company and required the Company to comply with various financial covenants.

  Revolving Bank Line of Credit and Term Loan

        On July 3, 2006, the Company entered into a loan and security agreement with a bank that provides for a revolving line of credit and a term loan. The revolving line of credit is available in an amount up to $2,000,000 less the amount of any letters of credit issued by the bank on the Company's behalf. The Company may receive advances under the revolving line of credit through the maturity date of July 1, 2008. At the maturity date, all principal and interest accrued under the revolving line of credit becomes due and payable. The interest rate on amounts outstanding on the revolving line of credit is equal to the bank's prime rate plus 0.5%. As of June 30, 2007, there was no amount outstanding on the revolving line of credit as it was paid concurrent with the closing of the Company's private placement of Mandatorily Redeemable Convertible Preferred Stock.

        On July 3, 2006, the Company borrowed $3,000,000 under a term loan with the same bank. Interest-only payments are required through July 2007. Beginning August 2007, the term loan is repayable in thirty-six equal installments of principal, plus monthly payments of accrued interest. The interest rate on the term loan is fixed at 8.63%.

        The revolving line of credit and the term loan are secured by substantially all of the Company's assets and require the Company to comply with various financial covenants. At June 30, 2007, the Company is in compliance with such covenants.

        Future principal payments due on all long-term debt as of June 30, 2007 are as follows:

2007	$23,800,430
2008	1,088,528
2009	1,072,115
2010	583,333

$26,544,406

9.     Mandatorily Redeemable Convertible Preferred Stock and Shareholders' Equity (Deficit)

  Mandatorily Redeemable Convertible Preferred Stock

        In March 2007, the Company sold 110,000 shares of its mandatorily redeemable convertible preferred stock, or MRCPS, which generated net proceeds to the Company of $102,119,142 ($110,000,000 less offering costs of $7,880,858). The Company also issued 3,383 shares of MRCPS upon conversion of an outstanding bridge loan and 1,456 shares as consideration to a major shareholder of PDSHeart as consideration in the PDSHeart acquisition.

        Upon any liquidation other than a change of control, the holders of the MRCPS will receive in preference to the holders of Series A, B, C, D, and D-1 convertible preferred stock or common stock, an amount equal to 100% of the MRCPS original purchase price plus any accrued and unpaid dividends and any dividends declared and unpaid. In the event of liquidation as a result of a change in control, the holders of the MRCPS will receive in preference to the holders of Series A, B, C, D, and D-1 preferred or common stock, an amount equal to 110% of the MRCPS original purchase price plus any accrued and unpaid dividends and any dividends declared and unpaid.

        The MRCPS shareholders have additional rights in the event of a minor or major triggering event. Minor triggering events entitle the holders to elect two directors, while major triggering events entitle the holders to elect five directors. Minor triggering events include: (a) the failure to pay any dividends to the holders of the MRCPS after the second anniversary date of its issuance, (b) a default under any mortgage, indenture or instrument with indebtedness resulting in the acceleration of the debt prior to its maturity, (c) a final judgment of payment in excess of $5,000,000 and (d) a breach in any material respect of any covenant, agreement, representation or warranty stated in the MRCPS Agreement. A major triggering event includes: (a) the continuance of an existing minor triggering event or a new event following the fourth anniversary of the original issuance date of the MRCPS, and (b) failure to redeem all shares of the MRCPS on the final redemption date, and (c) filing for bankruptcy.

        The MRCPS accrues dividends quarterly in arrears on each three month anniversary and in preference and priority to the holders of Series A, B, C, D, and D-1 convertible preferred stock or Common Stock, cumulatively at a rate of 5% per annum beginning on the original issuance date and ending on the day immediately prior to the second anniversary (subject to any increase in such rate as defined below). During the period commencing on the second anniversary the dividend rate increases to 10% per annum (subject to any increase as defined below). Both per annum dividend rates are subject to upward adjustments based on certain penalty provisions. If the Company does not file a Qualifying Registration Statement (i.e. Form S-1) with the SEC within nine months of the original issuance date of the MRCPS, the dividend rate will be increased from 5% to 6% per annum. If the Company does not file a Qualifying Registration Statement (i.e. Form S-1) within eighteen months of the original issuance date, this rate will be further increased to 7% per annum. Furthermore if a minor or major triggering event occurs and remains in effect, the dividend rate shall be increased to 15% per annum.

        The MRCPS shareholders have the right, at their option, at any time to convert their shares into fully paid and non-assessable shares of the Company's common stock (conversion option). Each share will be converted by dividing the sum of the MRCPS original issue price plus all accrued and unpaid dividends, by the conversion price. The applicable conversion price is $12.00 per share if the shares of MRCPS are converted voluntarily. In the event that the MRCPS is converted into shares of common stock in connection with a qualifying IPO, the conversion price is equal to the lesser of (a) $12.00 per share and (b) the greater of $8.05 per share and 90% of the initial price per share sold to the public in the IPO.

        If any MRCPS shares remain outstanding as of the fourth anniversary of the original issuance date, all outstanding shares of MRCPS shall be redeemed at the original purchase price plus all accrued and unpaid dividends plus any additional dividends declared and unpaid. Accrued and unpaid dividends were $1.4 million at June 30, 2007.

  Series A, B, C and D Convertible Preferred Stock

        The significant terms of outstanding Series A, B, C, and D convertible preferred stock are as follows:

        Each share is convertible, at the option of the holder, initially, into one share of common stock (subject to adjustments for events of dilution). Shares will automatically be converted upon the earlier of (i) the closing of an underwritten public offering of the Company's common stock of at least $10.00 per share and aggregate proceeds that are at least $20,000,000 or (ii) the consent of the holders of a majority of outstanding shares of Series A preferred stock and the consent of holders of two-thirds of the outstanding shares of Series B, C, and D preferred stock.

        If and when declared by the Board of Directors, the holders of Series D preferred stock first, then the holders of Series C preferred stock second, then the holders of Series B preferred stock third, will be entitled to receive noncumulative dividends at a rate of 8% per annum in preference to any dividends on common stock (subject to adjustment for certain events). The holders of Series B, C, and D preferred stock are also entitled to receive with common shareholders, on an as-converted basis, any additional dividends issued by the Company. Holders of Series A preferred stock are not entitled to any dividends.

        In the event of liquidation, dissolution or winding up of the Company, the holders of Series D preferred stock will be entitled to receive an amount equal to the original purchase price of $10.00 per share plus any accrued but unpaid dividends in preference to any payments to holders of Series A, Series B, or Series C preferred stock and common stock. After payment of the Series D liquidation preference, the holders of Series C preferred stock will be entitled to receive an amount equal to the original purchase price of $3.50 per share plus any accrued but unpaid dividends in preference to any payments to holders of Series A and Series B preferred stock and common stock. After payment of the Series C liquidation preference, the holders of Series A and Series B preferred stock are entitled to receive, prior and in preference to holders of common stock, an amount equal to the original purchase price of $0.25 and $1.47 per share, respectively, plus, in the case of Series B preferred stock, all declared but unpaid dividends on each share. Any remaining assets will next be distributed pro rata to the holders of common stock and Series A, Series B, Series C, and Series D preferred shareholders on an as-converted basis until the Series A, Series B, and Series C preferred shareholders have received an amount equal to three times the original purchase prices of $.25, $1.47, and $3.50 per share, respectively, and the Series D preferred shareholders receive an amount equal to 1.5 times the original purchase price of $10.00 per share. Thereafter, all of the remaining assets will be distributed solely to the holders of common stock.

        Each share generally has the same voting rights as the number of shares of common stock into which it is convertible.

        The preferred shareholders have certain registration rights and rights of first offer for future sales of stock.

  Preferred Stock Warrants

        In connection with a borrowing arrangement provided by a bank, the Company issued a warrant in August of 2000 to purchase 12,500 shares of Series B preferred stock at a price of $1.47 per share. The warrant may be exercised at any time on or before August 9, 2010.

        In 2005 and 2006, the Company issued 964,075 warrants to purchase shares of its preferred stock to the participants in certain bridge financing transactions and to a shareholder in connection with entering into the Amended and Restated Subordinated Promissory Note with a shareholder. As a result of the MRCPS financing the warrants became exercisable for shares of the Company's Series D-1 preferred stock. The warrants will terminate in May 2011 and August 2011. The Company allocated approximately $435,000 and $1.2 million to the warrants issued in 2005 and 2006, respectively. The Company used the Black-Scholes Merton pricing model to estimate the fair value of these warrants, which has been recorded as a discount to the related financings, and this discount is being accreted into interest expense using the effective interest method. The following assumptions were used in estimating the fair value of the warrants:

Expected dividend yield	0%
Expected volatility	50%
Risk-free interest rate	5%
Expected life	5 years

  Common Stock Issued for Services

        During the year ended December 31, 2005, the Company issued common stock to non-employees for services. The estimated fair value of the shares issued of $30,000 was recognized as expense in the accompanying statements of operations for the year ended December 31, 2005. No common stock was issued to non-employees for services during the year ended December 31, 2006. During the six-month period ended June 30, 2007, the Company issued common stock to non employees for services. The estimated fair value of the shares issued of $61,950 was recognized as an expense in the accompanying statements of operation for the six-month period ended June 30, 2007.

        The Company has estimated the fair value of its common stock during 2007 by using the probability weighted expected returns method (the "PWER Method") described in the AICPA Technical Practice Aid, Valuation of Privately-Held-Company Securities Issued as Compensation ("Practice Aid"). Under the PWER method, the value of the Company's common stock was estimated based upon an analysis of future values for the Company assuming various future outcomes. In the Company's situation, the future outcomes included three alternatives: (1) the Company becomes a public company ("public company" alternative), (2) the Company is acquired ("M&A" alternative) and (3) the Company remains a private company ("remains private" alternative). The Company used a low probability assumption for the public company alternative from July 2006 to early January 2007, and this percentage increased after it signed an agreement to acquire PDSHeart, Inc. and as discussions with its investment bankers increased as it prepared for the initial public offering process. An increase in the probability assessment for an initial public offering increased the value ascribed to its common stock.

        Under the "public company" alternative, fair value per share of common stock was calculated using the Company's expected pre-initial offering valuation and a risk-adjusted discount rate ranging from 25.5% to 27.5% based on the estimated timing of its potential initial public offering.

        In the "public company" alternative, estimates of the pre-initial public offering valuation were based upon a combination of the income approach and the market approach. Under the income approach, enterprise value was based on the discounted cash flow method or present value of the Company's forecasted operating results. The assumptions underlying the estimates were consistent with the forecast used by management. Under the market approach, the Company's pre-initial public offering valuation was developed based on input supplied by its investment bankers and revenue and EBITDA multiples of comparable companies. The Company applied a weight of 50% to the income approach and 50% to the market approach. If different weights were applied to the income and market approach, the valuations would have been different.

        In the "public company" alternative, the risk adjusted discount rate was based on the inherent risk of a hypothetical investment in the Company's common stock. An appropriate rate of return required by a hypothetical investor was determined based on: (1) well established venture capital rates of return published in the Practice Aid and (2) the Company's weighted average cost of capital. Based on this data the Company used a risk-adjusted discount rate of 27.5% for the 2006 valuation dates and lowered the rate to 25.5% for the subsequent valuation dates based on the decreased risk of investing in its common stock as it continued to expand its business and ultimately reach profitability.

        In general, the closer a company gets to an initial public offering, the higher the probability assessment weighting is for the "public company" alternative. If different discount rates had been used, the valuations would have been different.

        The "M&A" alternative assumes the same enterprise valuation as the "public company" alternative i.e. the Company would be sold for the same value as the IPO transaction. Unlike the "public company" alternative where all of the Company's preferred stock is assumed to convert to common stock, the preferred stock under the "M&A" alternative, with the exception of the Series A preferred, is not assumed to convert due to preferential participation rights. The preferred shareholders first receive their liquidation preferences, including accrued dividends. Thereafter, the residual is shared between the preferred shareholders and common shareholders on a pro rata basis. The common stock value is then discounted by the risk-adjusted discount rate ranging from 25.5% to 27.5% based on the estimated timing of an M&A transaction. If different discount rates had been used, the valuations would be different.

        The Company lowered the probability of an M&A transaction in its June 30, 2007 valuation due to the current liquidity issues being experienced in the debt markets.

        Determining the fair value of the common stock of a private enterprise requires complex and subjective judgments. As such, under the "remains private" alternative, the Company's estimates of enterprise value were based upon the income approach. Under the income approach, the Company's enterprise value was based on the discounted cash flow method or present value of our forecasted operating results. The assumptions underlying the estimates were consistent with the forecast used by the Company's management. Similar to the "public company" and "M&A" alternatives, a risk adjusted discount rate ranging from 25.5% to 27.5% was used based on the inherent risk of an investment in the Company's common stock. If different discount rates had been used, the valuations would have been different.

        The fair value of the common stock under the "remains private" alternative was determined by reducing the total estimated "remains private" enterprise value by the liquidation preferences held by the Company's preferred stockholders including accrued dividends as well as a discount for the lack of marketability of 20% assuming the Company remained a private company. The discount for lack of marketability was analyzed in light of the many factors to be considered under Revenue Ruling 77-287. For the Company's determination of an appropriate discount for a lack of marketability, it used a protective put option model that considers such variables as time to liquidity, volatility, and yield of the underlying stock and the risk free rate. Based on this analysis as well as the fact that the Company's stock has certain restrictions, the 20% discount for lack of marketability was considered appropriate for its valuation. If a different discount for a lack of marketability was used, the valuations would have been different.

        Valuation models require the input of highly subjective assumptions. Prior to the Company's initial public offering, its common stock had characteristics significantly different from that of publicly traded common stock. Because changes in the subjective input assumptions could have materially affected the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our common stock.

        As of December 31, 2005, 2006, and June 30, 2007, the Company has reserved shares of common stock for issuance as follows:

	December 31,		June 30,
	2005	2006	2007
Conversion of outstanding preferred stock	17,670,106	17,670,106	17,670,106
Exercise of options available under stock option plan	3,600,000	3,600,000	5,100,000
Conversion of preferred stock issuable under outstanding preferred stock warrant	12,500	12,500	976,575

Conversion of mandatorily redeemable convertible preferred stock	—	—	9,569,917

	21,282,606	21,282,606	33,316,598

  Stock Based Compensation

        Under the Company's 2003 Equity Incentive Plan (the Option Plan), the Company may grant options to purchase up to 5,100,000 shares of common stock to employees, executives, directors and consultants at exercise prices not less than the fair market value at date of grant for incentive stock options and not less than 85% of the fair market value at the date of grant for nonstatutory options. These options generally expire ten years from the date of grant and generally vest 25% twelve months from the date of grant, and ratably over the next 36 months thereafter.

        The Option Plan allows for employees to early exercise options on the first anniversary date of employment, regardless of the vested status of granted options. If an employee terminates prior to fully vesting in options that have been early exercised, the Company repurchases the common stock associated with unvested options at the original exercise price.

        The Company's income before income taxes for the year ended December 31, 2006 and the period ended June 30, 2007 was $21,746 and $200,670 lower, respectively, and the Company's after-tax net income for year ended December 31, 2006 and the period ended June 30, 2007 was $21,746 and $200,670 lower, respectively, as a result of stock-based compensation expense incurred, which included charges resulting from the adoption of SFAS 123R on January 1, 2006. The impact of stock-based compensation expense was $0.00 and $(0.03) on the basic or diluted earnings per share for the year ended December 31, 2006 and the period ended June 30, 2007, respectively.

        The Company utilized the Black-Scholes valuation model for estimating the fair value of the stock options granted after the adoption of SFAS 123R with the following weighted average assumptions.

	Year ended December 31, 2006	Six months ended June 30, 2007
Expected dividend yield	0%	0%
Expected volatility	50%	50%
Risk-free interest rates	4.57-4.92%	5.00%
Expected life	6.25 years	6.25 years

        Total compensation expense recognized by the Company under SFAS No. 123(R) for the six-month period ended June 30, 2007 related to share-based service awards granted to employees in 2007 was $200,670.

        The dividend yield of zero is based on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends. Since our stock is not publicly traded, the expected volatility was calculated for each date of grant based on an alternative method. We identified similar public entities for which share price information is available and have considered the historical volatility of these entities' share price in estimated expected volatility. The risk-free interest rate is derived from the U.S. Federal Reserve rate in effect at the time of grant. The expected life calculation is based on the observed and expected time to the exercise of options by our employees based on historical exercise patterns for similar options.

        Based on the above assumptions, the per share weighted average fair value of the options granted under the stock option plan for the year ended December 31, 2006 and the period ended June 30, 2007 was $0.44 and $1.77, respectively.

        Based on the Company's historical experience of options that cancel before becoming fully vested, the Company has assumed an annualized forfeiture rate of 15% for all options. Under the true-up provision of SFAS 123R, the Company will record additional expense if the actual forfeiture rate is lower than estimated, and will record a recovery of prior expense if the actual forfeiture rate is higher than estimated.

        During the years ended December 31, 2005, and December 31, 2004 the per share weighted-average fair value of the options granted under the stock option plan were $0.26 and $0.24, respectively. The Company utilized the minimum value valuation model for estimating these fair values with the following weighted-average assumptions:

	Year ended December 31, 2004	Year ended December 31, 2005
Expected dividend yield	0%	0%
Expected volatility	0%	0%
Risk-free interest rates	4.24%	4.43%
Expected life	10 years	10 years

        Total compensation cost of options granted but not yet vested, as of December 31, 2006 and June 30, 2007, was approximately $375,000 and $1,930,000, respectively, which is expected to be recognized over the weighted average period of 3.75 years and 3.62 years, respectively. At June 30, 2007, December 31, 2006 and December 31, 2005, approximately 665,126, 7,357 and 413,553 shares, respectively, remained available for future grant under the Plan.

        The Company has issued the following option grants during the 12 month period ending June 30, 2007:

	Option Date	Options Granted	Fair Market Value/Share	Total Fair Market Value	Exercise Price	Total Option Value	Intrinsic Value
Grant Date: 10/6/2006	10/6/2006	976,706	$0.81	$791,132	$0.81	$791,132	—
Grant Date: 10/24/2006	10/24/2006	900	$0.81	729	$0.81	729	—
Grant Date: 10/25/2006	10/25/2006	1,500	$0.81	1,215	$0.81	1,215	—
Grant Date: 10/27/2006	10/27/2006	200	$0.81	162	$0.81	162	—
Grant Date: 10/31/2006	10/31/2006	500	$0.81	405	$0.81	405	—
Grant Date: 1/11/2007	1/11/2007	400	$0.81	324	$0.81	324	—
Grant Date: 2/16/2007	2/16/2007	405,700	$2.52	1,022,364	$2.52	1,022,364	—
Grant Date: 4/19/2007	4/19/2007	920,080	$3.05	2,806,244	$3.05	2,806,244	—
Grant Date: 5/31/2007	5/31/2007	12,000	$3.05	36,600	$3.05	36,600	—

        Option activity under the Option Plan is summarized as follows for the years ended December 31, 2004, 2005, 2006 and for the six-month period ended June 30, 2007:

		Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price
Balance — December 31, 2003	626,596	1,035,292	$0.28
Granted	(1,262,450)	1,262,450	$0.70
Canceled	372,034	(372,034)	$0.45
Repurchased	825,598	—	$0.35
Exercised	—	(669,422)	$0.42

Balance — December 31, 2004	561,778	1,256,286	$0.57
Granted	(709,600)	709,600	$0.75
Canceled	204,849	(204,849)	$0.54
Repurchased	356,526	—	$0.57
Exercised	—	(405,501)	$0.57

Balance — December 31, 2005	413,553	1,355,536	$0.67
Additional shares authorized for grant	—	—	—
Granted	(902,650)	902,650	$0.81
Canceled	458,479	(458,479)	$0.73
Repurchased	37,975	—	$0.35
Exercised	—	(270,052)	$0.62

Balance — December 31, 2006	7,357	1,529,655	$0.74
Additional shares authorized for grant	1,500,000	—	—
Granted	(1,835,328)	1,835,328	$2.92
Canceled	993,097	(993,097)	$0.83
Exercised	—	(450,098)	$0.92

Balance — June 30, 2007	665,126	1,921,791	$2.17

        Additional information regarding options outstanding is as follows:

	December 31,		June 30,
	2005	2006	2007
Range of exercise price (per option)	$0.15-$0.75	$0.15-$0.98	$0.15-$3.05
Weighted average remaining contractual life (years)	8.51	8.94	9.17

  Common Stock Reacquisition Rights

        As of June 30, 2007, the Company has the right to repurchase 1,912,278 shares of its outstanding common stock. The number of shares subject to repurchase is subject to reduction over a four-year vesting period ending during 2009. The Company has the right to repurchase these unvested shares at the original issuance price when certain conditions are met.

        As of June 30, 2007, the Company also has the right to reacquire an additional 468 shares of its outstanding common stock. The number of shares subject to reacquisition is subject to reduction over a period ending in 2007. The Company has the right to reacquire these unvested shares without payment of any consideration when certain conditions are met.

  Notes Receivable from Shareholders

        During 2003, certain officers of the Company exercised outstanding options to purchase 1,600,000 shares of the Company's common stock. The $560,000 purchase price of the stock was financed by the Company under note receivable arrangements which bear interest at a rate of 3.65%. Principal and interest payments on the notes are due annually through February 28, 2007. The notes are secured by the Company's common stock issued under the arrangements. During 2004 and 2005, additional individuals exercised outstanding options under the notes receivable arrangement. Upon termination of individuals with outstanding notes receivable balances under this arrangement, the Company repurchased unvested options, and those individuals repaid outstanding balances. As of December 31, 2006, the principal balance on the notes is $224,250 which represents exercised options for 390,000 shares of the Company's common stock.

        In February 2007 certain officers of the Company exercised outstanding options to purchase 360,000 shares of the Company's common stock. As of June 30, 2007 the principal balance on the note is $501,150.

10.   Income Taxes

        Deferred taxes result from temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities are as follows:

	December 31,		June 30,
	2005	2006	2007
Deferred tax assets
Net operating loss carryforwards	$22,498,879	$23,723,805	$24,084,025
Research and development credit carryforwards	1,629,523	1,798,617	1,884,223
Inventory reserve	301,909	175,134	124,246
Allowance for doubtful accounts	1,183,909	2,457,497	4,953,090
Property, plant and equipment	854,443	1,275,143	884,414
Other, net	1,188,958	546,845	929,798

Total deferred tax assets	27,521,087	29,960,318	32,859,796
Less valuation allowance	(27,521,087)	(29,960,318)	(32,617,784)

Net deferred tax assets	$—	$—	$242,012
Deferred tax liabilities
Goodwill and acquired intangibles	—	—	(177,082)
Prepaid insurance	—	—	(64,930)

Total deferred tax liabilities	—	—	(242,012)

Net deferred tax asset (liability)	—	—	—

        In total, valuation allowances of $27,521,087, $29,960,318 and $32,617,784 have been recorded at December 31, 2005 and 2006 and June 30, 2007 respectively, for deferred tax assets related principally to net operating loss and business tax credit carryforwards and allowance for bad debts. Of this amount, $396,890 as of June 30, 2007 is a valuation allowance recorded through goodwill for acquired net operating losses. If tax benefits are recognized in the future for utilization of these acquired net operating losses, the benefits of such utilization will be recorded as a reduction of goodwill.

        The Company has reported net losses since inception. This loss has not resulted in a reported tax benefit because of an increase in the valuation allowance for deferred tax assets that results from the inability to determine the realizability of those assets.

        Reconciliations between expected income taxes computed at the federal rate of 34% for the years ended December 31, 2004, 2005, 2006, and the period ended June 30, 2007, respectively, and the provision for income taxes are as follows:

	Years ended December 31,
				Six Months ended June 30, 2007
	2004	2005	2006
Income tax benefit at statutory rate	$(7,122,111)	$(3,786,693)	$(2,282,866)	$(1,230,724)
State income tax, net of federal benefit	(1,352,919)	(442,317)	(124,893)	(230,000)
Nondeductible expenses	68,912	66,003	74,471	82,198
Research tax credit	139,795	(590,752)	(169,094)	(85,606)
Other	56,574	(634,452)	63,151	14,623
Increase in valuation allowance	8,209,749	5,388,211	2,439,231	1,449,509

Income tax provision	$—	$—	$—

        At December 31, 2005, 2006 and June 30, 2007, the Company had federal net operating loss carryforwards of approximately $57,000,000, $60,000,000 and $61,000,000, respectively, to offset future federal taxable income expiring in various years through 2026.

        At December 31, 2005, 2006 and June 30, 2007, the Company had state net operating losses of $50,000,000, $53,000,000 and $53,000,000, respectively, that expire in various years starting in 2010.

        The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. The timing and manner in which the Company can utilize its net operating loss carryforward and future income tax deductions in any year may be limited by provisions of the Internal Revenue Code regarding the change in ownership of corporations. Such limitation may have an impact on the ultimate realization of the Company's carry forwards and future tax deductions.

        The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. Prior to the adoption of FIN 48, the Company did not have a tax reserve recorded for tax contingencies. As a result of adopting FIN 48, the Company has not identified any uncertain tax positions and no tax reserve was recorded as of January 1, 2007. Further, no tax reserve for uncertain tax positions was recognized for the six month period ended June 30, 2007. At June 30, 2007, the Company has not identified any uncertain tax positions and therefore, it has no tax reserve recorded as of June 30, 2007.

        At June 30, 2007, the Company's federal and state income tax returns for the tax years ended December 31, 2004, 2005 and 2006 remain subject to examination by the taxing authorities.

11.   Related Party Transactions

        The Company currently has an information technology services agreement with an affiliate of a shareholder. In connection with this agreement, the Company earned revenue of $1,274,630, $1,471,075, $903,626 and $272,996 for the years ended December 31, 2004, 2005, 2006 and for the six-month period ended June 30, 2007, respectively, and incurred related expenses of $730,000, $329,212, $329,225 and $144,936 for the years ended December 31, 2004, 2005, 2006 and for the six-month period ended June 30, 2007, respectively. At December 31, 2005, 2006 and June 30, 2007, the Company had accounts receivable of $101,549, $90,628 and $90,270, respectively, related to this agreement.

12.   Commitments and Contingencies

  Operating Leases

        The Company leases its principal administrative and service facilities as well as office equipment under noncancelable operating leases expiring at various dates through 2013. Payments made under operating leases are charged to operations on a straight-line basis over the period of the lease. Rent expense was $2,019,237, $1,312,227, $1,038,298 and $735,927 for the years ended December 31, 2004, 2005, 2006 and for the six-month period ended June 30, 2007, respectively.

        Future minimum lease payments under noncancelable operating leases are summarized as follows at December 31, 2006:

2007	$1,259,298
2008	1,825,247
2009	1,576,804
2010	1,593,403
2011	1,437,161
Thereafter	2,131,074

$9,822,987

13.   Commitments and Contingencies

        In 2004, the Company changed its geographic strategy, and exited leased office space in the Midwest. The Company applied the principles of SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, in accounting for costs that will continue to be incurred under an operating lease for this office space, expiring on December 31, 2008. At December 31, 2006, $174,494 is included in accrued expenses and $182,490 is included in other noncurrent liabilities, which represents the recorded liability for the present value of remaining lease payments, reduced by estimated sublease rentals.

        For the years ended December 31, 2005 and 2006, approximately $294,000 and $89,000, respectively, is included in general and administrative expenses in the accompanying statements of operations related to exit costs associated with this lease.

        The Company has an agreement with QUALCOMM Incorporated (QUALCOMM) whereby the Company has no fixed or minimum financial commitment, however, in the event the Company fails to maintain an agreed upon number of active cardiac monitoring devices on the QUALCOMM network, QUALCOMM has the right to terminate this agreement.

        In the normal course of business, the Company is subject to various legal claims and complaints. The Company does not believe any of these proceedings will have a material adverse effect on its financial position or results of operations.

14.   Employee Benefit Plan

        The Company sponsors a 401(k) Retirement Savings Plan (the Plan) for all eligible employees who meet certain requirements. Participants may contribute, on a pretax basis, up to the maximum allowable amount pursuant to Section 401(k) of the Internal Revenue Code. The Company is not required to contribute, nor has it contributed, to the Plan for the years ended December 31, 2004, 2005 and 2006 and the six-month period ended June 30, 2007.

15.   Subsequent Event (unaudited)

        Subsequent to June 30, 2007, the Company repaid the entire note payable to shareholder.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
PDSHeart, Inc.

        We have audited the accompanying consolidated balance sheets of PDSHeart, Inc. (the Company) as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PDSHeart, Inc. at December 31, 2005 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States.

        As discussed in Note 2, the Company restated its financial statements for the year ended December 31, 2004 for a correction of an error.

/s/ Ernst & Young LLP

West Palm Beach, Florida
March 2, 2007

PDSHEART, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2006
Assets
Current assets:
Cash and cash equivalents	$1,154,656	$898,499
Accounts receivable, net	3,152,896	4,376,502
Other current assets	236,363	213,648

Total current assets	4,543,915	5,488,649
Property and equipment, net	4,514,522	4,045,998
Other assets:
Goodwill, net	2,861,797	2,867,216
Identifiable intangibles, net	1,033,820	858,618
Other	375,537	462,560

Total other assets	4,271,154	4,188,394

Total assets	$13,329,591	$13,723,041

Liabilities and stockholders' deficit
Current liabilities:
Accounts payable and accrued expenses	$3,162,045	$3,028,409
Due to third party payor, current	93,350	80,535
Current portion of long-term debt	222,765	500,000

Total current liabilities	3,478,160	3,608,944
Long-term liabilities:
Due to third party payor	844,096	160,643
Long-term debt, less current portion	8,748,043	9,027,953

Total long-term liabilities	9,592,139	9,188,596
Commitments and contingencies
Redeemable, convertible preferred stock — 5,000,000 shares authorized, series A, $0.01 par value, 2,160,642 shares issued and outstanding at December 31, 2005 and 2006	4,793,443	4,836,439
Stockholders' deficit
Common stock, $0.01 par value, 30,000,000 shares authorized, 10,308,400 shares issued at December 31, 2005 and 2006, respectively	105,650	105,650
Less treasury stock, 256,600 shares at December 31, 2005, and 2006, respectively	(290,250)	(290,250)
Additional paid-in capital	187,350	187,350
Accumulated deficit	(4,536,901)	(3,913,688)

Total stockholders' deficit	(4,534,151)	(3,910,938)

Total liabilities and stockholders' deficit	$13,329,591	$13,723,041

See accompanying notes.

PDSHEART, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2004	2005	2006
	(Restated)
Net revenue:
Net service revenue	$15,081,157	$18,495,692	$20,681,228
Other revenue	68,650	236,428	170,581

Total net revenues	15,149,807	18,732,120	20,851,809
Operating costs and expenses:
Cost of services	6,132,283	6,727,090	7,492,831
General and administrative	5,118,895	5,732,200	6,003,964
Sales and marketing	2,949,425	3,797,573	4,968,931
Provision for doubtful accounts	1,082,576	1,168,690	755,871
Amortization of intangibles	154,215	185,152	183,022

Total operating costs and expenses	15,437,394	17,610,705	19,404,619
Income (loss) from operations	(287,587)	1,121,415	1,447,190
Other income (expense):
Interest expense	(614,332)	(546,226)	(817,290)
Other, net	58,939	36,488	39,654

Total other expense, net	(555,393)	(509,738)	(777,636)

Income before income taxes	(842,980)	611,677	669,554
	—
Income taxes	(842,980)	—	3,345

Net income (loss)	(842,980)	611,677	666,209
Accretion of redeemable preferred stock	—	(42,738)	(42,996)

Net income (loss) available to common stockholders	$(842,980)	$568,939	$623,213

See accompanying notes.

PDSHEART, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock
			Additional Paid-in Capital	Treasury Stock	Accumulated Deficit
	Shares	Amount				Total
Balance, December 31, 2003, restated	10,565,000	$105,650	$187,350	$—	$(4,262,860)	$(3,969,860)
Purchase of 204,400 common shares for treasury	—	—	—	(225,000)	—	(225,000)
Net loss, restated	—	—	—	—	(842,980)	(842,980)

Balance, December 31, 2004, restated	10,565,000	105,650	187,350	(225,000)	(5,105,840)	(5,037,840)
Purchase of 52,200 common shares for treasury	—	—	—	(65,250)	—	(65,250)
Preferred stock accretion	—	—	—	—	(42,738)	(42,738)
Net income	—	—	—	—	611,677	611,677

Balance, December 31, 2005	10,565,000	105,650	187,350	(290,250)	(4,536,901)	(4,534,151)
Preferred stock accretion	—	—	—	—	(42,996)	(42,996)
Net income	—	—	—	—	666,209	666,209

Balance, December 31, 2006	10,565,000	$105,650	$187,350	$(290,250)	$(3,913,688)	$(3,910,938)

See accompanying notes.

PDSHEART, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2004	2005	2006
	(Restated)
Operating activities
Net income (loss)	$(842,980)	$611,677	$666,209
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,151,542	2,240,787	2,080,783
Provision for doubtful accounts	1,082,576	1,168,690	755,871
Provision for settlement with third party payor	337,200	—	—
Changes in assets and liabilities (net of effects of acquisitions):	—	—	—
Increase in accounts receivable	(1,077,059)	(3,670,406)	(1,979,477)
(Increase) decrease in other current assets	(501,277)	329,725	22,717
(Increase) decrease in other assets	30,307	—	(61,438)
Increase in accounts payable and accrued expenses	375,636	297,717	581,149
Decrease in amount due to third party payor	—	—	(611,000)

Net cash provided by operating activities	1,555,945	978,190	1,454,814
Investing activities
Acquisition of property and equipment	(1,436,952)	(1,391,969)	(2,210,642)
Cash paid for acquisitions and acquisition costs, net of cash acquired	(401,500)	(480,000)	(5,420)

Net cash used in investing activities	(1,838,452)	(1,871,969)	(2,216,062)
Financing activities
Proceeds from new borrowings	—	133,750	863,768
Principal payments on long-term debt and capital leases	(1,186,896)	(942,045)	(358,677)
Purchase of treasury stock	(225,000)	(65,250)	—
Advances on officer loan	(384,480)	—	—
Proceeds from sale of stock	200,000	—	—

Net cash used in financing activities	(1,596,376)	(873,545)	505,091

Decrease in cash and cash equivalents	(1,878,883)	(1,767,324)	(256,157)
Cash and cash equivalents, beginning of period	4,800,863	2,921,980	1,154,656

Cash and cash equivalents, end of period	$2,921,980	$1,154,656	$898,499

Supplemental Disclosure of cash flow information
Cash paid during the period for:
Interest	$630,934	$540,874	$788,344

See accompanying notes.

PDSHEART, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006

1.     Business and Organization

        PDSHeart, Inc. (the Company) was incorporated October 1, 2003 in the state of Delaware. Prior to September 30, 2003, the Company was Physician Diagnostic Services, LLC (the LLC), a partnership formed in February 2000. On September 30, 2003, the members of the LLC entered into a contribution agreement, which provided for all of their interests in the LLC to be contributed to the Company in exchange for proportionate shares of the Company. These financial statements include the balance sheet, results of operations, cash flows and changes in stockholders' equity (deficit) for the years ended December 31, 2004, 2005 and 2006 of both the LLC and the Company. All significant intercompany transactions and accounts have been eliminated in consolidation.

        The Company provides three primary services throughout the United States. The majority of the Company's revenue is from cardiac event-monitoring services, which generally is prescribed for patients who are experiencing some type of heart related symptoms which a referring physician believes should be monitored over time. The monitoring is typically provided over a 30-day period. The Company also provides 24 hour monitoring using a Holter device and pacemaker testing for patients with implanted pacemakers.

2.     Summary of Significant Accounting Policies

  Correction of an Error

        From 2001 through February 2004, the Company recorded net service revenue totaling approximately $2,927,000 related to billings to a third party payor which were subsequently disputed by the third party payor. Based on subsequent analysis and investigation it was determined that there was a misuse of facts and/or an oversight of information that existed at the time of issuance of the financial statements. Accordingly, this overstatement of net service revenue was accounted for as a correction of an error. The correction of the error resulted in an increase in the accumulated deficit as of December 31, 2003 of $2,528,960 ($2,589,800 less a tax benefit of $60,840). In addition, the error resulted in a reduction in net service revenue of $337,200 for the year ended December 31, 2004.

  Third Party Settlement

        During 2006, the Company settled a billing dispute with a third party payor and the Department of Justice. The settlement totaling $2,927,000 related to the Company's billing practices for cardiac event monitoring services during 2001 through 2004. This settlement was comprised of a $300,000 note payable to the third party payor (to be paid out over a thirty six month period), a $611,000 cash payment to the Department of Justice (DOJ) and the write-off of claims held (unadjudicated by the payor) by the Company (approximately $1,662,000) and the write-off of accounts billed prior to October 29, 2004 (approximately $354,000). For the year ended December 31, 2004, the Company recorded a provision for a settlement with a third party payor of $337,200 as a reduction in net service revenue. In addition, during 2005 the Company accrued $26,446 of interest expense related to the DOJ settlement and in June 2006, paid $637,446 to settle the DOJ liability.

  Cash and Cash Equivalents

        Cash equivalents consist of highly liquid instruments with maturities at the time of purchase of three months or less.

  Property and Equipment, net

        Property and equipment are stated at cost. Routine maintenance and repairs are charged to expense as incurred, while costs of betterments and renewals are capitalized. The majority of the Company's property and equipment is medical equipment, primarily heart monitoring devices, the use of which is prescribed by a referring physician for their patients. These monitoring devices are being depreciated over a five-year life.

        Depreciation and amortization are calculated on a straight-line basis, over the estimated useful lives of the respective assets which lives range from three to five years. Leasehold improvements are amortized over the shorter of the term of the related lease, including renewal options, or the useful life of the asset.

  Intangible Assets

        Identifiable intangible assets with finite lives primarily relate to non-compete agreements entered into in connection with acquisitions, and acquired customer lists. Such assets are recorded at fair value as determined by management on the date of acquisition and are being amortized over the estimated period to be benefited of 5-10 years.

        Goodwill relates to the excess of cost over the fair value of net assets of the businesses acquired. Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142) requires that goodwill and intangible assets with indefinite lives are no longer amortized, but reviewed annually for impairment. These impairment tests required by SFAS 142 are impacted by determination of the appropriate levels of cash flows and future cash flow assumptions of the related assets. The Company will continue to review its goodwill annually for impairment, or more frequently if indicators of impairment are present.

  Revenue Recognition

        The Company recognizes net revenue from its event monitoring services over the 30-day testing period, normally based on contractually determined reimbursement rates or historical reimbursement rates. All other net revenue is recognized at the time services are performed. At December 31, 2005 and 2006, there was approximately $513,000 and $547,000, respectively, of deferred revenue recorded related to billings for monitoring services for which the 30 day testing period had not been completed. Unbilled receivables are recorded for services rendered during, but billed subsequent to, the reporting period. Unbilled receivables, net of allowances, as of December 31, 2005 and 2006 amounted to approximately $853,000 and $1.4 million, respectively. Net revenue is reported at the estimated realizable amounts due from patients, third-party payors and others for services rendered. Revenue under certain third-party payor agreements is subject to audit and retroactive adjustments. Provision for estimated third party payor adjustments are estimated in the period the related services are rendered and adjusted in future periods to the extent that actual results differ from original estimates. The provision for contractual allowances and bad debt and the related allowances are adjusted periodically, based upon an evaluation of historical collection experience with specific payors for particular services, anticipated collection levels with specific payors for new services, industry reimbursement trends, and other relevant factors. Changes in these factors in future periods could result in increases or decreases in net services revenue, provision for doubtful accounts and the results of operations and financial position.

  Stock Based Compensation

        During 2003, the Company adopted a stock option plan (the Option Plan) that provides for the granting of options to purchase shares of common stock to key employees, directors and others. The plan provides that the option price shall not be less than the fair market value of the shares on the date of the grant.

        Prior to January 1, 2006, the Company elected to follow Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees, and related Interpretations in accounting for employee stock options and adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) as amended by Statements of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation — Transitional Disclosure, an Amendment to SFAS No. 123, (SFAS 148) for option grants to employees. Under APB 25, because the exercise prices of the Company's employee stock options were at or above the fair value of the underlying stock on the grant date, no compensation expense is recognized.

        Effective January 1, 2006, the Company adopted, the Financial Accounting Standards Board's SFAS No. 123(R), Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation, that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) requires that an entity measure the cost of equity-based service awards based on the grant-date fair value of the award and recognize the cost of such awards over the period during which the employee is required to provide service in exchange for the award (the vesting period). SFAS No. 123(R) requires that an entity measure the cost of liability-based service awards based on current fair value that is remeasured subsequently at each reporting date through the settlement date. The Company adopted this new standard effective January 1, 2006, under the prospective transition method which requires the Company to recognize share-based compensation expense in the statement of operations for grants and modifications made after the date of adoption. No stock option grants or modifications were made for the year ended December 31, 2006.

  Income Taxes

        The Company's provision for income taxes includes federal and state income taxes currently payable, the deferred tax impact of converting to a C corporation effective September 30, 2003, and changes in deferred tax assets and liabilities for the Company. Deferred income taxes are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes (SFAS 109) and represent the estimated future tax effects resulting from temporary differences between financial statement carrying values and tax reporting bases of assets and liabilities. In accordance with SFAS 109, the initial recording of deferred income taxes of $56,276 was recorded in the Company's results of operations upon its conversion to a "C Corporation" on September 30, 2003.

  Comprehensive Income

        The Company has adopted SFAS No. 130, Reporting Comprehensive Income (SFAS 130), which requires the Company to report and display certain information related to comprehensive income. For the years ended December 31, 2004, 2005 and 2006, net income equaled comprehensive income.

  Fair Value of Financial Instruments

        The Company's financial instruments consist mainly of cash and cash equivalents, accounts receivable, accounts payable and outstanding debt. The carrying amounts of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments.

        As of December 31, 2005 and 2006, approximately $6.8 million and $8.4 million, respectively, of the Company's outstanding debt bears interest at a variable market rate and thus has a carrying amount that approximates fair value. The remaining $1.3 million of outstanding debt as of December 31, 2006 (approximate fair value of $1.0 million), bears interest at fixed rates ranging from 5.5% to 9.5%. As of December 31, 2005, the carry amount of the remaining $2.1 million of outstanding debt, approximates its fair value, and bears interest at fixed rates ranging from 5.5% to 6.375%.

  Accounting Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States (generally accepted accounting principles) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Because of the inherent uncertainties in this process, actual results could differ from those estimates. Such estimates include the recoverability of intangible assets and the collectibility of accounts receivable.

  Recent Accounting Pronouncements

        In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (FIN 48), which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2006, or January 1, 2007 for the Company, and the provisions of FIN 48 will be applied to all tax positions accounted for under Statement No. 109 upon initial adoption. The cumulative effect of applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company does not expect FIN 48 to have a material impact on its financial statements.

        In September 2006, FASB issued SFAS No. 157, Fair Value Measurements, which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 establishes a common definition of fair value, provides a framework for measuring fair value under U.S. GAAP and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on the Company's financial reporting and disclosures.

  Reclassifications

        Certain reclassifications have been made to the 2005 and 2004 financial statements to conform to current year classifications.

3.     Accounts Receivable

        Accounts receivable are recorded at net realizable value. The allowance for uncollectible accounts is $1,822,326 and $2,249,831 at December 31, 2005 and 2006, respectively, and is based on historical collection experience, aging of accounts and payor class (i.e. third party payor, Medicare, private payor). Accordingly, the actual amounts of uncollectible accounts experienced could vary significantly from the estimated allowance for uncollectible accounts.

        The Company grants credit without collateral to individual patients and/or referring physicians. The majority of patients are insured under third-party payor agreements. The estimated mix of receivables from government programs, patients, third-party payors and others at December 31, are as follows:

	2004	2005	2006
Government programs	10%	9%	10%
Third-party payors	73	70	74
Private pay patients	10	8	7
Physicians	7	13	9

	100%	100%	100%

        A significant portion of the Company's net revenue is generated from government sources and certain third party payors. Any significant changes in reimbursement by the government or a major payor could have a material impact on the Company's future results of operations and financial condition.

4.     Property and Equipment

        Property and equipment at December 31, consists of the following:

  Estimated

	Estimated Useful Life (Years)	2005	2006
Medical equipment	5	$11,368,603	$12,581,632
Computer equipment	3-5	1,122,906	1,278,599
Leasehold improvements	5	156,958	173,339
Furniture and fixtures	3	173,685	217,819
Less accumulated depreciation		(8,307,630)	(10,205,391)

Net property, plant, and equipment		$4,514,522	$4,045,998

        Depreciation expense, which includes depreciation of assets under capital lease, was $1,997,327, $2,057,435 and $1,915,874 for the years ended December 31, 2004, 2005 and 2006, respectively. The classification of depreciation expense for the years ended December 31, are set forth below:

	2004	2005	2006
Cost of services	$1,179,718	$1,765,834	$1,626,945
General and administrative	277,609	291,601	288,929

	$1,457,327	$2,057,435	$1,915,874

5.     Intangible Assets

        Intangible assets and the related accumulated amortization at December 31, are set forth below:

	2005	2006
Non-compete agreements	$775,719	$775,719
Customer lists	880,000	880,000
Accumulated amortization	(621,899)	(797,101)

Identifiable intangibles, net	$1,033,820	$858,618

        Non-compete agreements and customer lists are amortized over their estimated useful lives of 8 to 10 years. The aggregate amount of amortization expense during each of the next five years and thereafter on all intangible assets subject to amortization as of December 31, 2006, is as follows: 2007 — $168,473; 2008 — $114,000; 2009 — $114,000; 2010 — $114,000; 2011 — $114,000; thereafter $234,145.

6.     Accounts Payable and Accrued Expenses

        Accounts payable and accrued expenses at December 31 consists of the following:

	2005	2006
Accounts payable	$1,322,705	$850,936
Accrued compensation	815,274	1,239,309
Deferred revenue	541,438	547,464
Other accrued expenses	482,628	390,700

	$3,162,045	$3,028,409

7.     Long-term Debt

        As of December 31 2006, the Company had notes payable of $9,769,130. The notes payable consisted of approximately $8.4 million due to a principal shareholder and Chairman of the Company (Shareholder Note), $1.1 million related to various term notes payable to a bank and a note payable of approximately $260,000 relating to a settlement of a billing dispute with a third party payor. As of December 31, 2006, the Company also had a $500,000 working capital line of credit with no outstanding borrowings.

        Long-term debt at December 31, consists of the following:

	2005	2006
Notes payable	$8,823,756	$9,527,953
Due to Third Party Payer	937,446	241,178
Capital leases	147,052	—

Total debt	9,908,254	9,769,131
Less: current portion	(316,115)	(580,535)

Long-term debt, net of current portion	$9,592,139	$9,188,596

        In January 2007, the Company refinanced all of its term notes payable to the bank with a $6.0 million revolving line of credit with a bank (the Bank Facility) and terminated its $500,000 working capital line of credit. The Bank Facility has a five year term, with interest only payable monthly at a rate equal to the London Interbank Offering Rate (LIBOR) plus 2.5%. The Bank Facility is secured by virtually all of the Company's assets. The proceeds of the Bank Facility were also used to make a $500,000 payment on the Shareholder Note and to pay expenses related to the origination of the Bank Facility.

        In January 2007, the Company converted $5.0 million of the remaining Shareholder Note into 50,000 shares of Series B preferred stock with a $100 liquidation preference per share plus dividends at an annual rate of 5%. Following the $500,000 payment noted above and the $5.0 million conversion, the remaining Shareholder Note is approximately $2.9 million. The remaining $2.9 million Shareholder Note is fully subordinated to the Bank Facility, bears interest at a fixed rate of 9%, and has a maturity date of April 2012, at which time the entire principal balance becomes due and payable.

        At December 31, 2006, maturities of long-term debt, after giving effect to the Bank Facility and conversion of $5.0 million of the Shareholder Note to Series B Preferred Stock, are as follows:

Notes Payable
2007	$580,535
2008	88,528
2009	72,115
2010	—
2011 and thereafter	4,027,953

Total	$4,769,131

        As of December 31, 2006, the capital lease assets consist of $3,848,375 for medical devices placed in service and $246,663 of computers, less accumulated depreciation and amortization of $3,939,160 for a net book value of $155,878.

8.     Lease Commitments

2007	$232,520
2008	187,856
2009	142,642
2010	36,353
2011	36,353
Thereafter	9,088

Total	$644,812

        Rent expense relating to non-cancelable operating leases was $271,141, $287,277 and $345,624 for 2004, 2005 and 2006, respectively.

9.     Option Plan

        During 2006, the Company increased the total shares available under the Option Plan from 776,655 to 1,376,655. All options granted under the Option Plan have a 10-year term and vest over 3 to 5 years, an option price of $1.60 and become exercisable ratably over the vesting period following the date of grant. At December 31, 2006, there were approximately 322,506 exercisable options outstanding. The following table summarizes the information regarding this option plan.

Options outstanding, December 31, 2003	354,999
Granted	73,000
Canceled	(20,000)

Options outstanding, December 31, 2004	407,999
Granted	265,500
Canceled	(6,800)

Options outstanding, December 31, 2005	666,699
Canceled	(12,700)

Options outstanding, December 31, 2006	653,999

        Effective January 1, 2006, the Company adopted, the Financial Accounting Standards Board's SFAS No. 123(R), Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based

Compensation, that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123(R) requires that an entity measure the cost of equity-based service awards based on the grant-date fair value of the award and recognize the cost of such awards over the period during which the employee is required to provide service in exchange for the award (the vesting period). SFAS No. 123(R) requires that an entity measure the cost of liability-based service awards based on current fair value that is remeasured subsequently at each reporting date through the settlement date. The Company adopted this new standard effective January 1, 2006, under the prospective transition method, which requires the Company to recognize share-based compensation expense in the statement of operations for all grants and modifications made after the date of adoption.

10.   Redeemable, Convertible Preferred Stock

        Prior to 2006, the Company continued to account for its stock option plan in accordance with APB Opinion No. 25, Accounting for Stock Options Issued to Employees, as permitted under SFAS No. 123. Under APB Opinion No. 25, the Company was only required to recognize compensation expenses for options granted to employees for the difference between the fair value of the underlying common stock and the exercise price of the option at the date of grant. As all option grants prior to 2006 were at the grant date fair value, no compensation expense related to options granted to employees was recognized for the years ended December 31, 2004 and 2005.

        On September 30, 2003, the Company authorized 5.0 million shares of Series A redeemable preferred stock, par value $0.01 per share (the Preferred Stock). In addition, on October 1, 2003, the Company sold an initial 2.0 million shares of the Preferred Stock resulting in proceeds, net of transaction expenses, of $4,750,705. Subsequent to December 31, 2003, based on finalized 2003 operating results, the Company and the holders of the Preferred Stock agreed to the issuance of an additional 160,642 shares of the Preferred Stock to the holders related to this offering. The Preferred Stock ranks senior to the Company's common stock. The Preferred Stock is not entitled to dividends and it contains a liquidation preference and a participating liquidation return. The Preferred Stock becomes redeemable beginning in 2008. The majority holders of the Preferred Stock may require the Company to redeem up to one-third of the shares of such stock held after September 30, 2008, one-half of the shares held after September 30, 2009 and all remaining shares after September 30, 2010. Each share of the Preferred Stock was initially convertible into shares of common stock at the option of the holder at any time, by dividing $2.50 by the conversion price in effect on the conversion date. Subsequently, the conversion price was adjusted to $2.31 therefore each such share of the Preferred Stock is convertible into one share of common stock. The Preferred Stock contains a mandatory conversion in the event the Company completes an initial public offering meeting certain specified criteria. As these shares become redeemable at the higher of fair value or cost, periodic accretion is recorded such that upon redemption, the carrying value will approximate the redemption value. The redemption price of the Preferred Stock will be the higher of the fair market value of the redeemed shares on the redemption date or the actual amount paid upon initial issuance of the redeemed shares ($5 million). Periodic accretion of the difference between the carrying and redemption value (amount paid) is recorded as a direct charge to accumulated deficit.

11.   Employee Benefit Plans

        The Company has a qualified 401(k) retirement plan (the 401(k) Plan) covering substantially all eligible employees as defined in the 401(k) plan document. The 401 (k) Plan has discretionary employer matching of the employees' contributions. For the years ended December 31, 2004 and 2005, there were no Company matching contributions. For the year ended December 31, 2006, the Company's matching contributions was $34,051.

12.   Commitments and Contingencies

        During the ordinary course of business, the Company has become and may in the future become subject to pending and threatened legal actions and proceedings. These claims are generally covered by insurance. Based upon current information, the Company believes the outcome of such pending legal actions and proceedings, individually or in the aggregate, will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

        The Company's operations are insured for medical, professional and general liabilities on a claims-made basis. The Company evaluates the liability related to asserted and unasserted claims for reported and unreported incidents based on facts and circumstances surrounding such claims and the applicable policy deductible amounts and records the necessary reserve as deemed appropriate in accordance with generally accepted accounting standards.

        The healthcare industry in general, and the services that the Company provides, are subject to extensive federal and state laws and regulations. Additionally, a significant portion of the Company's net revenue is from payments by government-sponsored health care programs, principally Medicare, and is subject to audit and adjustment by applicable regulatory agencies. Failure to comply with any of these laws or regulations, the results of increased regulatory audits and adjustments, or changes in the interpretation of the coding of services or the amounts payable for the Company's services under these programs could have a material adverse effect on the Company's financial position and results of operations. The Company's operations are continuously subject to review and inspection by regulatory authorities.

        The Company has entered into employment agreements with certain of its management employees, which include, among other terms, noncompetition provisions and salary continuation benefits.

13.   Related Party Transactions

        As described in Note 7, the Company had a Shareholder Note payable to the Company's Chairman of approximately $8.4 million as of December 31, 2006.

        Included in other long term assets are $326,664 of loans receivable plus accrued interest from an officer and shareholder and a former officer and shareholder. The loans accrue interest at an adjustable rate (8.77% at December 31, 2006) and are payable in full on or before April 13, 2009. These loans are secured by such individuals' shares of the Company's stock. Repayment of these notes will be made from future bonus payments or a liquidation event which results in the sale or substantial change in ownership of the Company.

14.   Income Taxes

        The statutory federal income tax is reconciled to the effective tax on income (loss) before income taxes for the years ended December 31 as follows:

	2004	2005	2006
Statutory federal tax	$(286,613)	$207,970	$227,648
State income taxes, net of federal income tax benefit	(33,382)	24,222	26,514
Effect of permanent income tax differences	5,620	26,518	50,350
Insurance Settlement	—	(414,106)	—
Valuation allowance	314,375	155,396	(301,167)

	$—	$—	$3,345

        There was no provision for income taxes for the year ended December 31, 2005.

        The following is a summary of the deferred income tax assets and deferred tax liabilities as of December 31:

	2005	2006
Deferred tax assets:
Allowance for doubtful accounts	$691,755	$854,036
Reserve for insurance claim	355,853	—
Accrued liabilities	89,260	111,050
Net operating loss	662,620	547,488

Deferred tax assets — current	1,799,488	1,512,574
Deferred tax liabilities:
Goodwill and identifiable intangible assets	(197,895)	(246,192)
Fixed assets	(226,083)	(192,039)

Deferred tax liabilities	(423,978)	(438,231)
Less: valuation allowance	(1,375,510)	(1,074,343)

Net deferred tax asset	$—	$—

        Prior to October 1, 2003, the Company was a limited liability company (LLC) that was treated as a partnership for federal income tax purposes. As an LLC, the Company was not responsible for the payment of federal and state income taxes. The taxable income or loss of the Company was reported on each member's personal tax return. The members were responsible for any tax liability or benefit received due to the Company's operations.

        As a result of the conversion to a C corporation, the Company recorded a deferred tax asset and a reduction in the provision for income taxes of $454,000. This represents the tax effect of temporary differences of approximately $1.0 million related to the allowance for doubtful accounts, bonus accrual, goodwill and other identifiable intangible assets.

        In addition, future tax benefits, such as from net operating losses (NOLs), are required to be recognized to the extent that realization of such benefits is more likely than not. A valuation allowance is established for those benefits that do not meet the more likely than not criteria.

        A valuation allowance has been established for $1,375,510 and $1,074,343 of net deferred tax assets at December 31, 2005 and 2006, respectively due to the uncertainty regarding the Company's ability to utilize the NOLs and other deferred tax assets due to lack of historical taxable income.

        At December 31, 2006, the Company has available net operating loss carryforwards of approximately $1.4 million, which begin to expire in 2023.

15.   Supplemental Cash Flow Information

        The following supplemental information presents the non-cash impact on the balance sheet of assets acquired and liabilities assumed in connection with acquisitions consummated during the year ended December 31:

2004
Assets acquired	$1,075,000
Liabilities assumed	(675,000)
Cash paid for acquisitions	400,000
Costs related to completed and pending acquisitions	1,500

Cash paid for acquisitions and acquisition costs, net of cash acquired	$401,500

        During 2004, the Company acquired certain assets, primarily customer lists related to a heart monitoring business. The total maximum purchase price was $1.3 million, of which $900,000 was placed in escrow pending the resolution of specific contingencies. During 2004, the Company paid $400,000 in connection with the acquisition. In addition, as of December 31, 2004, the Company recorded a liability of $675,000 representing the estimated payment to be made in future years related to the resolution of the contingencies. In May 2005, the Company settled the contingent obligation for $480,000, resulting in a final aggregate purchase price of $880,000. The resolution of this contingency in 2005 resulted in a reduction in the value of intangible assets acquired of $195,000.

16.   Subsequent Events

        On February 5, 2007, the Company signed a definitive agreement to be acquired for an aggregate purchase price of $50 million plus the assumption of up to $5 million of the Company's debt. The proposed transaction is subject to, among other conditions, the acquirers' ability to obtain financing. The proposed transaction is expected to close on or before March 31, 2007.

                         Shares

Common Stock

P R O S P E C T U S

Citi
CIBC World Markets
SunTrust Robinson Humphrey

        Through and including            , 2008 (25 days after the commencement of this offering), all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                        ,

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other expenses of issuance and distribution.

        The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the filing fee for the Nasdaq Global Market.

	Amount Paid or to be Paid
SEC registration fee		$4,605
NASD filing fee		15,500
The Nasdaq Stock Market filing fee
Blue sky qualification fees and expenses
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expenses
Miscellaneous expenses

Total	$

Item 14.    Indemnification of directors and officers.

        We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the completion of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

  •
  transaction from which the director derives an improper personal benefit;

  •
  act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or redemption of shares; or

  •
  breach of a director's duty of loyalty to the corporation or its stockholders.

        Our amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.

        Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        As permitted by the Delaware General Corporation Law, we have entered into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including attorneys' fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of CardioNet or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

        At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

        We have entered into an underwriting agreement which provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

        Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement.	1.1
Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.	3.1
Form of Amended and Restated Bylaws to be effective upon completion of this offering.	3.2
Form of Indemnity Agreement.	10.1
Second Amended and Restated Investors Rights Agreement dated March 18, 2004 among the Registrant and certain of its stockholders, as amended.	10.10
Registration Rights Agreement dated March 8, 2007 among the Registrant and certain of its stockholders.	10.11

Item 15.    Recent sales of unregistered securities.

        The following list sets forth information regarding all securities sold by us since January 2004.

  (1)
  In March 2004, we issued and sold an aggregate of 1,000,000 shares of our Series D preferred stock to a group of investors at a price of $10.00 per share for aggregate gross proceeds of approximately $10.0 million. Upon completion of this offering, these shares will convert into 1,000,000 shares of our common stock.

  (2)
  In August 2005, we issued subordinated convertible promissory notes in an aggregate amount of $3.0 million to a group of investors, each with a maturity date of the first to occur of February 15, 2006 or certain events as set forth in the promissory notes. In connection therewith, we also issued warrants to purchase an aggregate of 257,140 shares of our Series D-1 preferred stock to a group of investors, each with an exercise price of $3.50 per share. These promissory notes and warrants were amended and restated in connection with a subsequent bridge financing in May 2006. Upon completion of this offering, these warrants will be deemed automatically net exercised or will expire pursuant to the terms thereof depending upon the price of the shares of our common stock issued in this offering.

  (3)
  In May 2006, we issued amended and restated subordinated convertible promissory notes in an aggregate amount of approximately $3.2 million to the same group of investors that participated in our August 2005 bridge financing. The principal amount of these promissory notes includes the $3.0 million raised in the August 2005 bridge financing. Each of the promissory notes, as amended and restated, had a maturity date of the first to occur of August 15, 2006 or certain events as set forth in the promissory notes. These promissory notes were amended in connection with a subsequent bridge financing in August 2006 to extend the maturity date to the first to occur of February 15, 2007 or certain events as set forth in the promissory notes. These promissory notes were converted into shares of mandatorily redeemable convertible preferred stock in connection with our mandatorily redeemable convertible preferred stock financing in March 2007. In connection therewith, we also issued warrants to purchase an aggregate of 271,729 shares of our Series D-1 preferred stock to the group of investors, each with an exercise price of $3.50 per share. Upon completion of this offering, these warrants will be deemed automatically net exercised or will expire pursuant to the terms thereof depending upon the price of the shares of our common stock issued in this offering.

  (4)
  In May 2006, we issued a warrant to purchase an aggregate of 200,136 shares of our Series D-1 preferred stock, with an exercise price of $3.50 per share, to a lender. Upon completion of this offering, this warrant will be exercisable for 200,136 shares of our common stock.

  (5)
  In August 2006, we issued subordinated convertible promissory notes in an aggregate amount of $73,653 to a group of investors, each with a maturity date of the first to occur of February 15, 2007 or certain events as set forth in the promissory notes. These promissory notes were converted into shares of mandatorily redeemable convertible preferred stock in connection with our mandatorily redeemable convertible preferred stock financing in March 2007. In connection therewith, we also issued warrants to purchase an aggregate of 20,899 shares of our Series D-1 preferred stock to the group of investors, each with an exercise price of $3.50 per share. Upon completion of this offering, these warrants will be deemed automatically net exercised or will expire pursuant to the terms thereof depending upon the price of the shares of our common stock issued in this offering.

  (6)
  In March 2007, we issued and sold an aggregate of 114,839 shares of our mandatorily redeemable convertible preferred stock to a group of investors at a price of $1,000 per share for aggregate gross proceeds of approximately $114.8 million. Upon completion of this offering, these shares will convert into 14,265,698 shares of our common stock.

  (7)
  In August 2007, we issued a warrant to purchase an aggregate of 214,285 shares of our Series D-1 preferred stock, with an exercise price of $3.50 per share, to a lender. Upon completion of this offering, this warrant will be deemed automatically net exercised or will expire pursuant to the terms thereof depending upon the price of the shares of our common stock issued in this offering.

  (8)
  In October 2007, we issued 5,834 shares of our common stock at an aggregate value of $21,002 to a consultant for services rendered.

  (9)
  From January 1, 2004 to July 31, 2007, we granted stock options under our 2003 equity incentive plan to purchase 2,606,701 shares of our common stock (net of expirations and cancellations) to our employees, directors and consultants, having exercise prices ranging from $0.50 to $3.05 per share. Of these, options to purchase 1,231,314 shares of common stock have been exercised through July 31, 2006 for aggregate consideration of $971,375, at exercise prices ranging from $0.50 to $3.05 per share.

        The offers, sales and issuances of the securities described in paragraphs (2), (3), (4), (5), (7) and (8) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act in that the issuance of securities to the recipients did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

        The offers, sales and issuances of the securities described in paragraphs (1) and (6) were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D.

        The offers, sales and issuances of the securities described in paragraph (9) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

The recipients of such securities were our employees, directors or bona fide consultants and received the securities under our 2003 equity incentive plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16.    Exhibits and financial statement schedules.

(a)   Exhibits.

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement.
3.1†	Amended and Restated Certificate of Incorporation.
3.2†	Amended and Restated Bylaws.
3.3(1)	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.
3.4(1)	Form of Amended and Restated Bylaws to be effective upon completion of this offering.
4.1†	Form of Common Stock Certificate.
4.2(1)	Warrant issued by Registrant on August 9, 2000 to Silicon Valley Bank.
4.3	Warrant to Purchase Preferred Stock issued by Registrant on May 30, 2006 to Guidant Investment Corporation.
4.4	Warrant to Purchase Series D-1 Preferred Stock issued by Registrant on August 13, 2007 to Guidant Investment Corporation.
4.5	Form of Amended and Restated Warrant to Purchase Preferred Stock dated May 1, 2006 issued to participants in the Registrant's August 15, 2005 Bridge Financing.
4.6	Form of Warrant to Purchase Preferred Stock dated May 1, 2006 issued to participants in the Registrant's May 1, 2006 Bridge Financing.
4.7	Form of Warrant to Purchase Preferred Stock dated August 29, 2006 issued to participants in the Registrant's August 29, 2006 Bridge Financing.
5.1†	Opinion of Cooley Godward Kronish LLP.
10.1+(1)	Form of Indemnity Agreement.
10.2+(1)	2003 Equity Incentive Plan and Form of Stock Option Agreement thereunder.
10.3+(1)	2007 Equity Incentive Plan and Form of Stock Option Agreement thereunder.
10.4+(1)	2007 Non-Employee Directors' Stock Option Plan and Form of Stock Option Agreement thereunder.
10.5+(1)	2007 Employee Stock Purchase Plan and Form of Offering Document thereunder.
10.6+(1)	Amended and Restated Employment Agreement dated November 1, 2005 between the Registrant and James M. Sweeney.
10.7	[Reserved]

10.8+(1)	Separation and Release Agreement dated June 10, 2007 between the Registrant and David S. Wood.
10.9+(1)	Forms of Employee Innovations and Proprietary Rights Assignment Agreement.
10.10(1)	Second Amended and Restated Investors Rights Agreement dated March 18, 2004 among the Registrant and certain of its stockholders, as amended on March 8, 2007.
10.11(1)	Registration Rights Agreement dated March 8, 2007 among the Registrant and certain of its stockholders.
10.12(1)	Loan and Security Agreement dated July 3, 2006 between the Registrant and Silicon Valley Bank, as amended on March 8, 2007.
10.13(1)	Office Lease dated February 6, 2004 between the Registrant and Executive One Associates, as amended.
10.14(1)	Office Space Lease dated May 30, 2003 between the Registrant and Washington Street Associates II, L.P., as amended.
10.15(1)	Lease Agreement dated September 21, 2006 between the Registrant's wholly-owned subsidiary, PDSHeart, Inc. and HI/OCC, Inc.
10.16(1)
Lease Agreement dated November 14, 2001 between the Registrant's indirect wholly-owned subsidiary, Physician Diagnostic Services, LLC, and Navarro Lowrey, L.P. — Centrepark Plaza I Partners Series, as amended.
10.17(1)
Lease Agreement dated November 18, 2002 between the Registrant's indirect wholly-owned subsidiary, Physician Diagnostic Services, LLC, and Navarro Lowrey, L.P. — Centrepark Plaza I Partners Series, as amended.
10.18(1)	Standard Commercial Lease Agreement dated April 13, 2002 among the Registrant's wholly-owned subsidiary, PDSHeart, Inc., Travis Collins, David Wiedman and La Vista Associates, Inc., as amended.
10.19*(1)	Communications Voice and Data Services Provider Agreement dated May 12, 2003 between the Registrant and QUALCOMM, Incorporated, as amended.
10.20*(1)	Purchase Agreement dated September 14, 2001 between the Registrant and Varian, Inc. (a wholly-owned subsidiary of Jabil Circuit, Inc.).
10.21*(1)	Consignment Inventory Agreement dated September 13, 2004 between the Registrant and Varian, Inc. (a wholly-owned subsidiary of Jabil Circuit, Inc.).
10.22	Note and Warrant Purchase Agreement dated August 15, 2005 among the Registrant and certain of its stockholders.
10.23	Note and Warrant Purchase Agreement dated May 1, 2006 among the Registrant and certain of its stockholders.
10.24	Amended and Restated Subordinated Promissory Note dated May 30, 2006 between the Registrant and Guidant Investment Corporation.
10.25
Form of Amended and Restated Secured Convertible Promissory Note dated May 1, 2006 issued to participants in the Registrant's August 15, 2005 and May 1, 2006 Bridge Financings, as amended August 14, 2006.

10.26	Form of Secured Subordinated Convertible Promissory Note dated August 29, 2006 issued to participants in the Registrant's August 29, 2006 Bridge Financing.
10.27	Subscription Agreement dated March 8, 2007 among the Registrant and certain of its stockholders.
10.28+	Recourse Promissory Note and Stock Pledge Agreement to Early Exercise Stock Purchase Agreement dated August 13, 2004 between the Registrant and James M. Sweeney.
10.29+	Recourse Promissory Note and Stock Pledge Agreement to Early Exercise Stock Purchase Agreement dated February 5, 2007 between the Registrant and Michael Forese.
10.30+	Loan Agreement dated September 25, 2006 between the Registrant and David S. Wood.
21.1(1)	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.3	Consent of Cooley Godward Kronish LLP. Reference is made to Exhibit 5.1.
24.1(1)	Power of Attorney.

        + Indicates management contract or compensatory plan.

        * Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

        † To be filed by Amendment.

        (1) Previously filed.

(b)   Financial statement schedule.

II — Valuation and qualifying accounts

        No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

Item 17.    Undertakings.

        The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  (4)
  For the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424;

  (ii)
  any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

  (iii)
  the portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

  (iv)
  any other communication that is an offer in the offering made by the Registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 9th day of November, 2007.

CARDIONET, INC.
By:	/s/ JAMES M. SWEENEY
James M. Sweeney CEO and Chairman

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JAMES M. SWEENEY James M. Sweeney	CEO and Chairman of the Board of Directors (Principal Executive Officer)	November 9, 2007
/s/ MARTIN P. GALVAN Martin P. Galvan	CFO (Principal Financial and Accounting Officer)	November 9, 2007
* Fred Middleton	Director	November 9, 2007
* Woodrow Myers Jr., M.D.	Director	November 9, 2007
* Eric N. Prystowsky, M.D.	Director	November 9, 2007
* Harry T. Rein	Director	November 9, 2007
* Robert J. Rubin, M.D.	Director	November 9, 2007
*By:	/s/ JAMES M. SWEENEY James M. Sweeney Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement.
3.1†	Amended and Restated Certificate of Incorporation.
3.2†	Amended and Restated Bylaws.
3.3(1)	Form of Amended and Restated Certificate of Incorporation to be effective upon completion of this offering.
3.4(1)	Form of Amended and Restated Bylaws to be effective upon completion of this offering.
4.1†	Form of Common Stock Certificate.
4.2(1)	Warrant issued by Registrant on August 9, 2000 to Silicon Valley Bank.
4.3	Warrant to Purchase Preferred Stock issued by Registrant on May 30, 2006 to Guidant Investment Corporation.
4.4	Warrant to Purchase Series D-1 Preferred Stock issued by Registrant on August 13, 2007 to Guidant Investment Corporation.
4.5	Form of Amended and Restated Warrant to Purchase Preferred Stock dated May 1, 2006 issued to participants in the Registrant's August 15, 2005 Bridge Financing.
4.6	Form of Warrant to Purchase Preferred Stock dated May 1, 2006 issued to participants in the Registrant's May 1, 2006 Bridge Financing.
4.7	Form of Warrant to Purchase Preferred Stock dated August 29, 2006 issued to participants in the Registrant's August 29, 2006 Bridge Financing.
5.1†	Opinion of Cooley Godward Kronish LLP.
10.1+(1)	Form of Indemnity Agreement.
10.2+(1)	2003 Equity Incentive Plan and Form of Stock Option Agreement thereunder.
10.3+(1)	2007 Equity Incentive Plan and Form of Stock Option Agreement thereunder.
10.4+(1)	2007 Non-Employee Directors' Stock Option Plan and Form of Stock Option Agreement thereunder.
10.5+(1)	2007 Employee Stock Purchase Plan and Form of Offering Document thereunder.
10.6+(1)	Amended and Restated Employment Agreement dated November 1, 2005 between the Registrant and James M. Sweeney.
10.7	[Reserved]
10.8+(1)	Separation and Release Agreement dated June 10, 2007 between the Registrant and David S. Wood.
10.9+(1)	Forms of Employee Innovations and Proprietary Rights Assignment Agreement.
10.10(1)	Second Amended and Restated Investors Rights Agreement dated March 18, 2004 among the Registrant and certain of its stockholders, as amended on March 8, 2007.
10.11(1)	Registration Rights Agreement dated March 8, 2007 among the Registrant and certain of its stockholders.

10.12(1)	Loan and Security Agreement dated July 3, 2006 between the Registrant and Silicon Valley Bank, as amended on March 8, 2007.
10.13(1)	Office Lease dated February 6, 2004 between the Registrant and Executive One Associates, as amended.
10.14(1)	Office Space Lease dated May 30, 2003 between the Registrant and Washington Street Associates II, L.P., as amended.
10.15(1)	Lease Agreement dated September 21, 2006 between the Registrant's wholly-owned subsidiary, PDSHeart, Inc. and HI/OCC, Inc.
10.16(1)
Lease Agreement dated November 14, 2001 between the Registrant's indirect wholly-owned subsidiary, Physician Diagnostic Services, LLC, and Navarro Lowrey, L.P. — Centrepark Plaza I Partners Series, as amended.
10.17(1)
Lease Agreement dated November 18, 2002 between the Registrant's indirect wholly-owned subsidiary, Physician Diagnostic Services, LLC, and Navarro Lowrey, L.P. — Centrepark Plaza I Partners Series, as amended.
10.18(1)	Standard Commercial Lease Agreement dated April 13, 2002 among the Registrant's wholly-owned subsidiary, PDSHeart, Inc., Travis Collins, David Wiedman and La Vista Associates, Inc., as amended.
10.19*(1)	Communications Voice and Data Services Provider Agreement dated May 12, 2003 between the Registrant and QUALCOMM, Incorporated, as amended.
10.20*(1)	Purchase Agreement dated September 14, 2001 between the Registrant and Varian, Inc. (a wholly-owned subsidiary of Jabil Circuit, Inc.).
10.21*(1)	Consignment Inventory Agreement dated September 13, 2004 between the Registrant and Varian, Inc. (a wholly-owned subsidiary of Jabil Circuit, Inc.).
10.22	Note and Warrant Purchase Agreement dated August 15, 2005 among the Registrant and certain of its stockholders.
10.23	Note and Warrant Purchase Agreement dated May 1, 2006 among the Registrant and certain of its stockholders.
10.24	Amended and Restated Subordinated Promissory Note dated May 30, 2006 between the Registrant and Guidant Investment Corporation.
10.25
Form of Amended and Restated Secured Convertible Promissory Note dated May 1, 2006 issued to participants in the Registrant's August 15, 2005 and May 1, 2006 Bridge Financings, as amended August 14, 2006.
10.26	Form of Secured Subordinated Convertible Promissory Note dated August 29, 2006 issued to participants in the Registrant's August 29, 2006 Bridge Financing.
10.27	Subscription Agreement dated March 8, 2007 among the Registrant and certain of its stockholders.
10.28+	Recourse Promissory Note and Stock Pledge Agreement to Early Exercise Stock Purchase Agreement dated August 13, 2004 between the Registrant and James M. Sweeney.
10.29+	Recourse Promissory Note and Stock Pledge Agreement to Early Exercise Stock Purchase Agreement dated February 5, 2007 between the Registrant and Michael Forese.
10.30+	Loan Agreement dated September 25, 2006 between the Registrant and David S. Wood.

21.1(1)	Subsidiaries of the Registrant.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.3	Consent of Cooley Godward Kronish LLP. Reference is made to Exhibit 5.1.
24.1(1)	Power of Attorney.

        + Indicates management contract or compensatory plan.

        * Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

        † To be filed by Amendment.

        (1) Previously filed.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
The Offering
Summary Consolidated Financial Information
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
CardioNet, Inc. Unaudited Pro Forma Consolidated Statement of Operations Year ended December 31, 2006 (in thousands, except share and per share data)
CardioNet, Inc. Unaudited Pro Forma Consolidated Statement of Operations Six Months ended June 30, 2007 (in thousands, except share and per share data)
CardioNet, Inc. Notes to Unaudited Pro Forma Consolidated Statements of Operations
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
EXECUTIVE COMPENSATION
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
CARDIONET, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CARDIONET, INC. CONSOLIDATED BALANCE SHEETS
CARDIONET, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
CARDIONET, INC. CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS' EQUITY (DEFICIT)
CARDIONET, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
CARDIONET, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2004, 2005, 2006 and June 30, 2007
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
PDSHEART, INC. CONSOLIDATED BALANCE SHEETS
PDSHEART, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
PDSHEART, INC. CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
PDSHEART, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
PDSHEART, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2006
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX